The registrant is submitting this draft registration statement confidentially as an “emerging growth company” pursuant to Section 6(e) of the Securities Act of 1933.

Confidential Draft Submission No. 3 submitted to the Securities and Exchange Commission on April 1, 2016

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

FOR REGISTRATION UNDER THE

SECURITIES ACT OF 1933 OF SECURITIES

OF CERTAIN REAL ESTATE COMPANIES

Clipper Realty Inc.

(Exact name of Registrant as specified in governing instruments)

4611 12th Avenue, Suite 1L

Brooklyn, New York 11219

(718) 438-2804

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

David Bistricer

Co-Chairman and Chief Executive Officer

Clipper Realty Inc.

4611 12th Avenue, Suite 1L

Brooklyn, New York 11219
(718) 438-2804

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Robert W. Downes

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(212) 558-3588 (Facsimile)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date or dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information set forth in this preliminary prospectus is not complete and may be changed. The selling stockholders may not distribute these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, Dated April 1, 2016

Clipper Realty Inc.

Shares of Common Stock

This prospectus relates to the offer and sale from time to time of up to           shares of our common stock, $0.01 par value per share, by the selling stockholders identified in this prospectus or in supplements to this prospectus. See “Selling Stockholders.” This prospectus does not necessarily mean that the selling stockholders will offer or sell those shares. We cannot predict when or in what amounts the selling stockholders may sell any of the shares offered by this prospectus. The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We are filing the registration statement pursuant to contractual obligations that exist with the selling stockholders.

We are not offering for sale any of the shares of our common stock included in this prospectus. We will not receive any of the proceeds from the sales of shares of common stock by the selling stockholders, but we have agreed to pay expenses relating to registering the shares.

Prior to the date of this prospectus, there was no public market for our common stock. Because all of the shares offered under this prospectus are being offered by the selling stockholders, we cannot currently determine the price or prices at which our shares may be sold under this prospectus.

We will apply to list our common stock on the New York Stock Exchange (“NYSE”) under the symbol ’’             ’’.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and will be subject to reduced public company reporting requirements.

We have been organized in conformity with the requirements for qualification and taxation as a real estate investment trust (“REIT”), under the U.S. federal income tax laws, commencing with our taxable year ended December 31, 2015, and we expect to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for subsequent taxable years. To assist us in qualifying as a REIT, among other reasons, our charter generally limits beneficial ownership by any person to no more than 9.8% in value or number of shares, whichever is more restrictive, of our outstanding common stock or 9.8% of the aggregate value of all our outstanding stock. In addition, our charter contains various other restrictions on the ownership and transfer of shares of our stock. See “Description of Share Capital—Restrictions on Ownership and Transfer.”

Investing in the common stock involves risks. See “Risk Factors” beginning on page 24 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                   , 2016.

Neither we nor the selling stockholders have authorized anyone to provide any information or to make any representation other than as contained in this prospectus. We and the selling stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date or as of another date specified herein. Our business, financial condition, results of operations and prospects may have changed since those dates.

-i-

GLOSSARY

In this prospectus, unless the context otherwise requires or indicates:

•	references to “50/53 JV” are to 50/53 JV LLC, a Delaware limited liability company;

•	references to “Aspen acquisition” are to the acquisition of the building located at 1955 First Avenue, New York, NY, pursuant to the agreement entered into by the Company on January 4, 2016;

•	references to “Berkshire” are to Berkshire Equity LLC, a Delaware limited liability company;

•	references to “class A LLC units” and “class B LLC units” are to class A LLC units and class B LLC units in our predecessor entities, respectively, which have the terms described under “Description of the Limited Liability Company Agreements of our LLC Subsidiaries”;

•	references to “Clipper Equity” are to the real estate business of David Bistricer in which our company did not invest in connection with the formation transactions;

•	references to “Clipper Realty” are to Clipper Realty Inc., a Maryland corporation;

•	references to “Clipper TRS” are to Clipper TRS, LLC, a Delaware limited liability company;

•	references to the “Code” are to the Internal Revenue Code of 1986, as amended;

•	references to the “Company,” “our company,” “we,” “our” and “us” are to Clipper Realty and its consolidated subsidiaries;

•	references to the “continuing investors” are to holders of interests in the predecessor entities who received class B LLC units or shares of our common stock upon consummation of the formation transactions;

•	references to “continuing investors registration rights agreement” are to that certain registration rights agreement, dated as of August 3, 2015, by and among Clipper Realty and each of the Holders (as defined therein) from time to time party thereto;

•	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	references to the “formation transactions” are to the series of investment and other transactions described in this prospectus, consummated prior to and in connection with the private offering;

•	references to percentages on a “fully diluted basis” as of any date assume that the LTIP units and class B LLC units outstanding on such date are exchanged for shares of our common stock and that any restricted stock units outstanding on such date are vested and settled in exchange for shares of common stock;

•	references to “GLA” are to gross leasable area;

•	references to “Gunki” are to Gunki Holdings LLC, a Delaware limited liability company;

•	references to the “JOBS Act” are to the Jumpstart Our Business Startups Act of 2012;

•	references to the “non-contributed properties and businesses” are to properties and businesses that are controlled by our continuing investors but that are not part of our predecessor entities and were not contributed to us in the formation transactions;

-ii-

•	references to the “OP units” are to units of limited partnership in our operating partnership, which have the terms described under “Description of the Limited Partnership Agreement of Our Operating Partnership”;

•	references to the “operating partnership” are to Clipper Realty L.P., a Delaware limited partnership;

•	references to the “predecessor entities” or “LLC subsidiaries” are to 50/53 JV, Berkshire, Gunki and Renaissance;

•	references to the “Predecessor” are to our Predecessor, which consists of the predecessor entities;

•	references to the “private offering” are to the private offering of 10,666,667 shares of our common stock, which closed on August 3, 2015;

•	references to the “registration rights agreement” are to that certain registration rights agreement, dated as of August 3, 2015, between Clipper Realty and FBR Capital Markets & Co., as the initial purchaser/placement agent for the benefit of the investors in the private offering;

•	references to “Renaissance” are to Renaissance Equity Holdings LLC, a New York limited liability company;

•	references to the “SEC” are to the United States Securities and Exchange Commission;

•	references to the “Securities Act” are to the Securities Act of 1933, as amended;

•	references to the “selling stockholders” are to our stockholders named in the “Selling Stockholders” section in this prospectus and in supplements to this prospectus; and

•	references to “series A preferred shares” are to shares of 12.5% Series A Cumulative Non-Voting Preferred Stock issued by the Company on January 28, 2016 in a private offering pursuant to Regulation D under the Securities Act;

•	references to the “Tribeca properties” are to the properties at 50 Murray Street and 53 Park Place in the Tribeca neighborhood in Manhattan, collectively.

-iii-

MARKET DATA

Market data used in this prospectus have been obtained from independent industry sources and publications as well as from research reports prepared for other purposes. While we are not aware of any misstatements regarding any market data presented herein, such data involve uncertainties and are subject to change based on various factors, including those discussed under “Cautionary Note Concerning Forward-Looking Statements” and “Risk Factors” in this prospectus.

BASIS OF PRESENTATION

In this prospectus, unless the context otherwise requires or indicates: (i) information regarding occupancy levels and rental rates is presented as of March 1, 2016; (ii) average rental rates per square foot are presented on an annual basis; and (iii) references to square feet refer to leasable square feet.

-iv-

SUMMARY

This summary highlights information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision. Before investing in our common stock, you should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere herein.

See “Glossary” for certain defined terms used, and “Basis of Presentation” for certain assumptions with respect to the information presented, in this prospectus.

Overview

We are a self-administered and self-managed real estate company that acquires, owns, manages, operates and repositions multi-family residential and commercial properties in the New York metropolitan area, with an initial portfolio in Manhattan and Brooklyn. The Company was formed to continue and expand the commercial real estate business of the Predecessor. Our primary focus is to continue to own, manage and operate our initial portfolio and to acquire and reposition additional multi-family residential and commercial properties in the New York metropolitan area.

Clipper Realty was formed on July 7, 2015. On August 3, 2015, we closed a private offering of shares of our common stock, in which we raised net proceeds of approximately $130.2 million. In connection with the private offering, we consummated a series of investment and other formation transactions that were designed, among other things, to enable us to qualify as a REIT for U.S. federal income tax purposes and we expect to elect to be treated as a REIT commencing with the taxable year ended December 31, 2015.

The Company owns:

•	two neighboring residential/retail rental properties at 50 Murray Street and 53 Park Place in the Tribeca neighborhood of Manhattan;

•	one residential property complex in the East Flatbush neighborhood of Brooklyn consisting of 59 buildings; and

•	two primarily commercial properties in Downtown Brooklyn (one of which includes 36 residential apartment units).

On January 6, 2016, the Company entered into a contract to purchase the residential/retail Aspen property located at 1955 1st Avenue in Manhattan for $103 million. The Aspen acquisition is subject to approval by the New York City Housing Development Corporation (the “HDC”).

These properties are located in the most densely populated major city in the United States, each with immediate access to mass transportation.

The table below presents an overview of the Company’s portfolio as of March 1, 2016.

Address	Submarket	Year Built/ Renovated	Leasable Square Feet		# Units	Percent Leased	2016 Base Rental Revenue (in millions)	Effective Rent per Square Foot
Multifamily
Flatbush Gardens complex	East Flatbush	1950	1,734,885	(1)	2,496	95.3%	$34.4	$20.80
50 Murray Street	Tribeca	1964/2001	394,238		389	83.9%	$21.7	$65.59
53 Park Place	Tribeca	1921/2001	85,423		116	93.9%	$5.1	$63.99
250 Livingston Street	Downtown Brooklyn	1920/(2)	26,819		36	97.5%	$1.2	$47.11
Subtotal			2,241,365		3,037	93.2%	$62.4	$29.87

Commercial
141 Livingston Street	Downtown Brooklyn	1959/2001	207,624	(3)	1	100.0%	$8.2	$40.00
250 Livingston Street	Downtown Brooklyn	1920	266,569		1	100.0%	$5.2	$19.39
Subtotal			474,193		2	100.0%	$13.4	$28.28

Retail
50 Murray Street (retail)	Tribeca	1964	44,436		7	100.0%	$2.2	$49.33
50 Murray Street (parking)	Tribeca	1964	24,200		1	100.0%	$1.1	$44.06
53 Park Place (retail)	Tribeca	1921	8,600		1	100.0%	$0.3	$38.15
141 Livingston Street (parking)	Downtown Brooklyn	1959	8,449		1	(4)	$0.3	$36.93
250 Livingston Street (retail)	Downtown Brooklyn	1920	990		1	100.0%	$0.1	$80.50
250 Livingston Street (parking)	Downtown Brooklyn	1920	-		-	-	$0.2	-

Subtotal			86,675		11	100.0%	$4.2	$47.88

Total Portfolio			2,802,233		3,050	94.6%	$80.0	$30.18

(1) Comprises 59 buildings.

(2) Conversion of floors 9-12 into residential units occurred in 2003-2005, 2008-2009 and 2013, with renovations of residential units on the 12th floor from 2014 to the present.

(3) Represents remeasured amount.

(4) Month-to-month.

The Tribeca properties, purchased in December 2014, consist of two nearly adjacent properties in the Tribeca neighborhood of Manhattan. The Company manages the two related properties as a single unit and the residents of both properties share all services and amenities. They comprise approximately 480,000 square feet of leasable area with 505 residential apartment units and approximately 77,200 square feet of retail space (comprising approximately 53,000 square feet of street-level and mezzanine-level retail space and an externally managed garage).

•	The residential apartment units, featuring ceilings as high as 11 feet and extensive amenities, are approximately 87% occupied at an average rental rate of approximately $65 per square foot, up from $61 per square foot at acquisition. The retail space, which includes a premium fitness club, is fully occupied at an average rental rate of approximately $47.50 per square foot.

•	The Company’s primary goals for the residential portion of the Tribeca properties are to improve service levels and quality of finishes in the buildings commensurate with those expected by residents in the Tribeca neighborhood. We believe that accomplishing this, as well as managing the re-leasing process more efficiently than the prior owner, will position us to achieve the average rental rate of approximately $81 per square foot for comparable buildings in the Tribeca neighborhood as of March 8, 2016, according to Streeteasy listings.

•	We believe that our average rental rate of approximately $47.50 per square foot under in-place leases for the retail portion of the Tribeca properties is significantly below market for comparable retail properties, based on leasing activity in the surrounding Tribeca submarket. For example, on July 1, 2015, we signed a lease for a 3,186 square foot street-level retail unit at our Tribeca properties providing for a rental rate of $140 per square foot, which is a 237% increase over the average rental rate under our existing retail leases. Similarly, according to a report by the Real Estate Board of New York (“REBNY”), the average asking retail rental rate in downtown Manhattan, which includes the Tribeca neighborhood, was $151 per square foot as of October 2015. Accordingly, we believe we will be able to significantly increase retail rental revenue from our Tribeca properties as in-place leases (which have a current average lease term of 8.7 years) expire over time and are re-leased at higher market rates.

•	In addition, we have the opportunity to monetize apartment units through conversion to for-sale condominium or cooperative units, which we believe would have a potential market value in excess of $2,100 per square foot based on Streeteasy listings for comparable buildings in the Tribeca neighborhood as of March 8, 2016. This value compares favorably to the December 2014 purchase price of approximately $998 per rentable square foot. Any sales of condominium or cooperative units would be conducted by a taxable REIT subsidiary (a “TRS”), which would be subject to U.S. federal, state and local income tax on any gain from, and transfer tax from, the sale of the units.

The Flatbush Gardens property complex, purchased in September 2005, extends over 21.4 acres and consists of 59 primarily six-story buildings containing a total of approximately 1.7 million rentable square feet and 2,496 residential apartment units, and space for approximately 240 vehicles in parking structures.

•	The property is approximately 96% occupied at an average rental rate of approximately $21 per square foot. The property is subject to rent stabilization, a form of New York City rent regulation that limits the amount of legally allowable rent increases. Current in-place rents are, on average, 18% lower than the legal maximum rent that may be charged pursuant to rent regulation. We believe this provides an opportunity to increase rents with increasing market rates before being limited by rent regulation.

•	Since acquisition in 2005, our management team has undertaken a renovation and repositioning strategy that has included upgrades to both the exterior and interior of the buildings. These have included replacements or upgrades to building systems and components, including elevators, boilers, roofs, parapets, facades, sidewalks and landscaping, as well as a refurbishing of apartment interiors on turnover of residents. As a result of our effort in managing the complex, including these upgrades, we have reduced outstanding New York City violations from over 8,000 at the time of the acquisition to approximately 493 currently, and substantially improved resident safety. In addition, our management team proactively attempts to remedy potential violations that are reported by residents. We have been able to consistently increase rents as a result of these efforts, as well as external market factors. Average rent per square foot increased from $18.88 (94.4% occupancy) at December 31, 2013 to $19.69 (95.6% occupancy) at December 31, 2014 to $20.63 (97.0% occupancy) at December 31, 2015 and $20.80 at March 1, 2016 (95.3% occupancy). Since acquisition in 2005, the average rent per square foot has risen from approximately $13.25 to approximately $20.80, a 57% increase.

•	We estimate that approximately $18 million will be required to fund a comprehensive renovation and modernization program through the end of 2016, which may include restored, renovated, upgraded or new lobbies; elevator modernization; renovated public areas and bathrooms; refurbished or new windows; façade restorations; modernization of building-wide systems and enhanced landscaping. These improvements are designed to increase the overall value and attractiveness of the Flatbush Gardens complex and contribute to tenant repositioning efforts, which seek to increase occupancy, raise rental rates, increase aggregate rental revenue and improve tenant credit quality. We believe we will be able to continue to increase rents as leases expire and units are re-leased.

•	Flatbush Gardens is currently not built to its maximum floor-area ratio and thus, subject to various regulations and approvals, may have expansion potential.

The 141 Livingston Street property in the Downtown Brooklyn neighborhood, purchased in 2002 along with the below-mentioned 250 Livingston Street property, is a 15-story, 207,624 square foot GLA office building.

•	In December 2015, the property’s main commercial tenant, the City of New York, executed a new 10-year lease, with effect as of June 2014. Under the lease, the tenant has an option to terminate the lease after five years; however, if it decides to continue to occupy the building at that time, the rent will increase 25% beginning the sixth year of the lease.

•	The proposed agreement, as compared to the prior lease, increases rent by 82% per square foot and increases the rentable square feet by 37% (as a result of a building remeasurement), resulting in an overall annual increase in rental revenue of approximately 149%.

•	The lease imposes a requirement on us to refurbish the building’s air-conditioning system and other upgrades, which we estimate will cost a total of approximately $4.2 million.

The 250 Livingston Street property, purchased in 2002 along with the 141 Livingston Street property, is a 12-story commercial and residential building. It has 266,569 square feet GLA of office space and 36 residential apartment units totaling 26,815 square feet.

•	The property’s sole commercial tenant, the City of New York, has leases expiring at the end of 2016 (with respect to approximately 30% of total office space) and 2020 (with respect to the remaining approximately 70% of office space), with current lease rates that are approximately 50% of the rate recently negotiated at the 141 Livingston Street property with the same tenant. We have commenced a discussion with the City of New York regarding potential extensions or renewals, but there is no assurance that we will reach agreement with the City of New York on the extension or renewal of the leases for all or a portion of their office space. The leasable office space recently has been remeasured according to REBNY standards to approximately 354,000 square feet, an increase of approximately 33%, consistent with the remeasurement described above of the nearby 141 Livingston Street property, which features a similar class of office space. The Company believes that it could achieve an increase in revenue of up to approximately $2.6 million beginning 2017, representing up to a 70% increase over the income from operations from 250 Livingston Street in 2014, if it were to re-lease the 31% of space to the City of New York at the lease rate achieved with the City of New York at 141 Livingston for the remeasured space.

•	To more fully optimize available space, from 2003 through 2013, we converted the top four floors of the building into 36 apartment units, which are 94% occupied at an average rental rate of approximately $47 per square foot.

Proposed acquisition of the Aspen property. On January 6, 2016, the Company entered into a contract to purchase the Aspen property located at 1955 1st Avenue, New York, NY for $103 million. The property comprises 186,582 square feet, 232 residential rental units, three retail units and a parking garage. The residential units are subject to regulations established by the HDC under which there are no rental restrictions on approximately 55% of the units and low and middle income restrictions on approximately 45% of the units. In connection with this acquisition, the Company made a $5 million deposit that is generally refundable only if approval of the acquisition is not granted by HDC. The Company also has a signed term sheet with a bank to provide a $70 million mortgage for the acquisition with a 12 year term at 3.875% per annum. While the Company believes the completion of the acquisition and obtaining the mortgage are probable they are subject to substantial uncertainties and there can be no assurance that they will be completed.

The Company is led by David Bistricer, its Co-Chairman and Chief Executive Officer, who has over 30 years of real estate experience specifically in acquiring, expanding, renovating, repositioning and managing properties in our line of business. Mr. Bistricer, who has a strong reputation within the New York metropolitan area for real estate acquisitions, management, repositioning and marketing expertise, together with our senior management team, has developed our strategy with a focus on broker relationships and the cultivation of our track record of execution. Our senior management team averages approximately 20 years of experience covering all aspects of real estate, including asset and property management, leasing, marketing, acquisitions, construction, development, legal and finance.

Competitive Strengths

We believe that the following competitive strengths distinguish our company from other owners and operators of commercial and multi-family residential properties:

Diverse Portfolio of Properties in New York Metropolitan Area. Our initial portfolio of commercial and multi-family residential properties in Manhattan and Brooklyn is located in one of the most prized real estate markets in the world. The combination of supply constraints, high barriers to entry, near-term and long-term prospects for job creation, vacancy absorption and rental rate growth make New York City an extremely attractive place to own real property. Our management believes that, in light of the land and construction costs, our current portfolio could not be replaced today on a cost-competitive basis. As described above, we own two primarily commercial properties in the Downtown Brooklyn neighborhood, one multi-family residential property complex in the East Flatbush neighborhood of Brooklyn, and one primarily multi-family residential property group in the Tribeca neighborhood of Manhattan. We have also entered into an agreement for the Aspen acquisition, which, if completed, will add a primarily multi-family residential property in the Upper East Side of Manhattan to our portfolio. We expect to be one of the only REITs with a portfolio solely composed of multi-family residential, commercial and retail properties in the New York metropolitan area. Further, our multi-family residential portfolio is diversified by tenant demographics (both luxury and work-force units).

Expertise in Repositioning and Managing Multi-family Residential Properties. Our management team has substantial expertise in renovating and repositioning multi-family residential properties. At the Flatbush Gardens property, beginning in 2006, we have engaged in a property renovation program that includes replacement or upgrades to building systems and components as well as the refurbishment of apartment interiors. As a result of our effort in managing the property, including these upgrades, we have reduced outstanding New York City violations from over 8,000 at the time of the acquisition to approximately 493 currently, and substantially improved resident safety. At the 250 Livingston Street property, from 2003 through 2013, we converted the top four floors into 36 residential apartment units (presently approximately 93% occupied) to more fully optimize available space. We believe that the post-renovation high quality of our buildings and the services we provide also attract higher income and credit-quality tenants and allow for increased cash flow.

Attractive Commercial and Residential Properties in Densely Populated Metropolitan Communities. Our commercial properties in Downtown Brooklyn are located in a premier commercial corridor that features convenient access to mass transportation, a diverse tenant base and high pedestrian traffic. The commercial portfolio consists of approximately 474,000 square feet leased to the City of New York.

Our residential properties in Tribeca are located in a neighborhood that has one of the highest average market rents in Manhattan and one of the lowest vacancy rates in Manhattan (based on a CitiHabitats market report as of May 2015 combining Tribeca with the adjacent SoHo neighborhood) as well as convenient access to mass transit. We believe that these favorable market characteristics, coupled with our plans to reposition the Tribeca properties to provide better service levels and finishes, will allow for improved rents and financial results over the next two to three years.

Our residential property complex in the East Flatbush neighborhood is located in an entry-level, low-cost area that provides more reasonably priced housing than that in Manhattan and more upscale Brooklyn neighborhoods. The complex has convenient access to public transportation, including the Newkirk Avenue and Flatbush Avenue – Brooklyn College subway stations. Brooklyn College, Beth Israel Hospital and SUNY Downstate Medical Center are all within approximately one mile of the complex and a higher-priced condominium development has begun in East Flatbush. Additionally, surrounding neighborhoods are experiencing higher rents. We believe that these nearby improvements to the residential market, coupled with our ongoing renovation and repositioning strategy, will steadily allow higher rents, improved tenant credit quality and improved financial results for the Flatbush Gardens property.

Experienced and Committed Management Team with Proven Track Record over Generations. Our senior management team is highly regarded in the real estate community and has extensive relationships with a broad range of brokers, owners, tenants and lenders. We have substantial in-house expertise and resources in asset and property management, leasing, marketing, acquisitions, construction, development and financing, and have a platform that is highly scalable. Members of our senior management team have worked in the real estate industry an average of approximately 20 years, and Messrs. Bistricer and Levinson, co-chairmen of our board of directors, have worked together for approximately 17 years. Our senior management and their immediate family members own shares of our common stock and LLC units of our predecessor entities that are exchangeable into shares of our common stock on a one-for-one basis, which in the aggregate represents about 17.7% of our common stock on a fully diluted basis. As a result, we believe the interests of management are aligned with those of our stockholders, creating an incentive to maximize returns for our stockholders.

Balance Sheet Well Positioned for Future Growth. We have established a target leverage ratio in a range of 45% to 55%. We define our leverage ratio as the ratio of our net debt (defined as total debt less cash) to the fair market value of our properties. We have set aside (through our operating partnership, as managing member of the LLC subsidiaries) approximately $31 million of the net proceeds from the private offering to fund certain capital improvements to reposition and modernize our properties. We plan to use all or a portion of the remaining net proceeds from that offering to fund acquisitions of properties consistent with our strategy of acquiring multi-family or commercial properties in the New York metropolitan area, including the Aspen acquisition. If we are not able to consummate acquisitions of properties consistent with our strategy prior to the dates on which certain portions of our debt can be repaid without the requirement to pay a yield maintenance charge in July 2016, we will use such portion of the net proceeds to repay debt outstanding at that time. In addition, we expect to benefit from organic deleveraging through ongoing cash flow generation and increases in property values over time. As of December 31, 2015, we had total net debt outstanding of approximately $595.4 million, the debt portion of which is all property-level debt, indicating a leverage ratio of approximately 54.8%, which is within our target range. We are not obligated to maintain any specific leverage ratio and our leverage ratio may from time to time be higher or lower than our target level, which target leverage level may be changed by our board of directors.

As of December 31, 2015, our debt had a weighted average interest rate of 4.2%, a weighted average maturity of 3.0 years, and 28.6% of the debt was fixed-rate indebtedness. For the year ended December 31, 2015, our pro forma adjusted earnings before interest, income tax, depreciation, amortization and stock based compensation (“Adjusted EBITDA”) and pro forma net (loss) available to common stockholders were approximately $46.0 million and $(3.3) million, respectively. We have approximately $515 million of debt maturing in 2016, with $460 million of the 2016 maturities subject to three one-year extensions at our option and $55 million subject to one up to two-year extension at our option.

Strong Internal Growth Prospects. We have substantial rent growth potential within our current portfolio as a result of the strong historical and projected future rental rate growth within our submarkets, contractual fixed rental rate increases included in our leases, incremental rent potential from the lease-up of our portfolio and anticipated rent increases resulting from our ongoing property repositioning efforts. For the 141 Livingston Street property, the main commercial tenant, the City of New York, entered into a new 10-year lease, resulting in an overall increase in annual rental revenue of approximately 149% as compared to the prior lease. For the 250 Livingston Street property, a property featuring a similar class of office space as the nearby 141 Livingston Street property, the same tenant has leases expiring in December 2016 and August 2020. Should new leases be entered into on the same terms as the 141 Livingston Street lease, the implied increase in annualized rents would be $2.6 million beginning in 2017 and $6.3 million beginning in September 2020. At the residential Tribeca properties, we believe we can achieve substantial increases in rents based on comparable rents in the Tribeca neighborhood and our intention to improve service levels and quality of finishes in the buildings commensurate with standards at comparable buildings in the neighborhood. Currently, residential rents in our Tribeca properties average approximately $65 per square foot, whereas comparable residential rents in the Tribeca neighborhood average approximately $80 per square foot (based on Streeteasy listings as of March 8, 2016), indicating an opportunity to increase our total 2016 rental revenue as of March 1, 2016 by approximately $10.5 million per year to market ($6.0 million predicated on attainment of market rents and $4.5 million on attainment of higher occupancy). (We also expect that real estate tax expense will increase by approximately $4.7 million as a result of cessation of certain exemptions and abatements and increased assessments.) At the Flatbush Gardens residential property, we believe we can achieve steady increases in rent approximating $1 to $2 million total per year as a result of our property renovation programs and increases in market rents already experienced in surrounding neighborhoods. Average rent per square foot increased from $18.88 (94.4% occupancy) at December 31, 2013 to $19.69 (95.6% occupancy) at December 31, 2014 to $20.63 (97.0% occupancy) at December 31, 2015 and $20.80 at March 1, 2016 (95.3% occupancy). Since acquisition in 2005, the average rent per square foot has risen from approximately $13.25 to approximately $20.80, a 57% increase. As a result of the rent stabilization laws and regulations of New York City (including, in particular, a determination of the New York City Rent Guidelines Board in June 2015), effective for at least one year beginning September 2015, increases for rent stabilized apartments, comprising approximately 46% of our apartments at our Flatbush Gardens property, will be limited to no increase for one-year leases and 2% for two-year leases.

Business and Growth Strategies

Our primary business objective is to enhance stockholder value by increasing cash flow from operations and total return to stockholders. The strategies we intend to execute to achieve this goal include:

Increase Existing Below-Market Rents. We believe we can capitalize on the successful repositioning of our portfolio and improving market fundamentals to increase rents at several of our properties. At the 250 Livingston Street property, we have 266,569 square feet of leases with the City of New York that expire in December 2016 and August 2020, which have been remeasured according to REBNY standards to 352,892 square feet and for which we believe we can achieve increases in rent similar to the increase achieved recently at nearby 141 Livingston Street, featuring a similar class of office space. We also believe that the significant growth in Downtown Brooklyn as a residential location offers a potential alternative to convert 250 Livingston Street and/or 141 Livingston Street to residential apartments, an activity for which management has demonstrated expertise. Our management will continue to evaluate alternative strategies for these buildings to maximize risk-adjusted returns to stockholders. At the Tribeca properties, the buildings’ average rent of $65 per square foot is significantly below the approximately $80 per square foot average for other comparable Tribeca rentals, based on Streeteasy listings as of March 8, 2016, and we believe that we can achieve significant growth in rents over the next two to three years by improving service levels and quality of finishes in the buildings, and more efficiently managing the re-leasing process. We believe that the average rental rate of approximately $47.50 per square foot under in-place leases for the retail portion of the Tribeca properties is significantly below market, as evidenced by a recent lease we signed to rent our only vacant street-front retail space at the Tribeca properties for $140 per square foot, a space that had been vacant since 2001. Two other leases comprising approximately 4,600 square feet expire in 2019. At the Flatbush Gardens property, as a result of our renovation and repositioning strategy since 2006 and our intention to continue refurbishing the property, as well as improvements in the residential rental market in surrounding neighborhoods, we believe we can continue to improve tenant quality and increase rents, as demonstrated by the above-mentioned steady increase in aggregate rents per square foot and continued high occupancy levels.

Disciplined Acquisition Strategy Focused on Premier Submarkets and Assets. Since 1979, David Bistricer has overseen the acquisition of multi-family residential and commercial properties, including our initial portfolio, primarily in our targeted submarkets of New York City. We intend to continue our core strategy of acquiring, owning and operating multi-family residential rental and commercial properties within submarkets that have high barriers to entry, are supply-constrained, exhibit strong economic characteristics and have a pool of prospective tenants in various industries that have a strong demand for high-quality commercial space. We believe that owning assets within New York City, one of the best residential and commercial markets in the United States, will allow us to generate strong cash flow growth and attractive long-term returns. We will opportunistically pursue attractive opportunities to acquire multi-family residential and commercial properties, focusing our acquisition strategy primarily on multi-family residential properties in densely populated communities in the New York metropolitan area (primarily in Brooklyn and Manhattan) and, to a lesser extent, on commercial properties, where we will maintain a disciplined approach to ensure that our acquisitions meet our core strategy. Our strong balance sheet, access to capital and ability to offer operating partnership units in tax deferred acquisition transactions should give us significant flexibility in structuring and consummating acquisitions. We seek to acquire properties that will command premium rental rates and maintain higher occupancy levels than other properties in our markets. We are a highly active market participant that reviews numerous acquisition opportunities annually; however, we are highly selective in the properties that we ultimately acquire. We intend to strategically increase our market share in our existing submarkets and selectively enter into other submarkets in the New York City metropolitan area with similar characteristics. Our acquisition strategy will focus primarily on long-term growth and total return potential rather than short-term cash returns. We believe we can utilize our deep industry relationships and our expertise in redeveloping and repositioning both residential and commercial properties to identify acquisition opportunities where we believe we can increase occupancy and rental rates. Many of our Predecessor’s acquisitions were sourced on an off-market basis. As long-term owners and operators in our sub-markets, we have a reputation among the broker community for moving expeditiously and for being a reliable counterparty.

Proactive Asset and Property Management. We believe our proactive, service-intensive approach to asset and property management helps increase occupancy and rental rates, manage operating expenses and maximize Adjusted EBITDA. We provide our own fully integrated asset and property management platform, which includes in-house legal, marketing, accounting, finance and leasing departments for our portfolio, and our own tenant improvement construction services. The development and retention of top-performing property management personnel have been critical to our success. We utilize our comprehensive building management services and our strong commitment to tenant relationships to negotiate attractive leasing deals and to attract and retain high credit-quality tenants.

Capital Program to Reposition Assets. We believe we can reposition our properties through a capital program to achieve rent growth in an expedited fashion. We have set aside approximately $31 million from the private offering to cover the first two years of this program.

Our Tribeca properties will undergo an upgrade to common areas (children’s room, media/conference room and game room), a redesign of our lobbies and the addition of a roof over our basketball court at a cost of approximately $2.8 million in 2015 and 2016—all with the goal of enhancing the experience of our renters as they first enter the building and utilize the common areas. As a next step, we intend to redesign and replace floors, kitchens, lighting and appliances on the interior of apartments as new renters move in at a cost of approximately $5.3 million in 2015 and 2016. We expect the improved experience in common areas will support and accelerate higher rents. We expect to expend approximately $2–$3 million per year thereafter on apartment redesigns. Lastly, we expect to spend approximately $0.8 million in 2015 to build out the space of our most recent retail tenant lease.

It is expected that our Flatbush Gardens apartment complex, which consists of 2,496 apartments in 59 buildings clustered around seven courtyards spread over 21.4 acres, will undergo a modernization program, which may include landscaping and waterproofing the courtyards and terraces to create spaces for tenant enjoyment at a cost of approximately $7.0 million for the landscaping and $3.6 million for the terraces in 2015 and 2016. In addition, we may redesign the front entrances of 59 buildings as well as their lobby hallways, floors, walls, lighting and windows, with an expected approximate cost of $3.4 million in 2015 and 2016. Supported by these improvements to common areas, we then may perform substantial upgrades to an increasing number of apartments (floors, windows and appliances), which may cost approximately $2.3 million for up to 114 units in 2015 and 2016 in addition to more routine refurbishments of $1.3 million to up to 265 units.

Our 141 Livingston Street property will have approximately $4.2 million of improvements to the elevators and air conditioning mechanics in accordance with the new lease with the City of New York described above that has increased our rent from approximately $3.3 million per annum to approximately $8.2 million per annum. Lastly, our 250 Livingston Street property will have a renovated facade and new penthouses requiring approximately $0.9 million.

Private Offering and Formation Transactions

In August 2015, we issued and sold 10,666,667 shares of our common stock, $0.01 par value per share, at an offering price of $13.50 per share, to various institutional investors, accredited investors and offshore investors, in reliance upon exemptions from registration provided by Rule 144A and Regulation S and pursuant to Regulation D under the Securities Act. 1,000,000 of the shares in the private offering were sold directly by us to members of our management and board of directors, and their friends, family members and affiliates. We received approximately $130.2 million of net proceeds from the private offering.

In connection with the private offering, we consummated the following formation transactions:

•	We formed our operating partnership as a Delaware limited partnership, of which we are the sole general partner. The holders of LTIP units, discussed below, are the initial limited partners of our operating partnership.

•	We invested the net proceeds from the private offering in our operating partnership and our operating partnership invested such proceeds in the predecessor entities in consideration for class A LLC units in each predecessor entity. Our operating partnership became the managing member of each of our predecessor entities.

As a result, we acquired an indirect ownership interest in the Company’s current portfolio of properties (which continue to be owned by the predecessor entities) and have the exclusive power under our predecessor entities’ limited liability company agreements to manage and conduct the business and affairs of those entities and their properties through our operating partnership, subject to certain limited approval and voting rights of the other members, which are described more fully below in “Description of the Limited Liability Company Agreements of Our LLC Subsidiaries.” Our operating partnership’s interest in our predecessor entities generally entitles us to share (on an aggregate basis) in cash distributions from, and in the profits and losses of, our predecessor entities in proportion to our operating partnership’s percentage ownership in those predecessor entities on a fully diluted basis, although our share of any distribution from any particular predecessor entity may differ from our share of distributions from other predecessor entities and from one distribution to another, based on the amount distributed by each LLC subsidiary..

•	Prior to the contribution by our operating partnership described above, our predecessor entities distributed approximately $15 million of available unrestricted cash to the continuing investors.

•	The continuing investors had their LLC interests in the predecessor entities converted into class B LLC units in the predecessor entities. The class B LLC units entitle the holders to a preferred distribution equal to the lesser of (i) the per OP unit distribution paid by our operating partnership or (ii) a pro rata share (determined for this purpose without regard to any class A LLC units held by our operating partnership) of all of the cash flow of the applicable predecessor entity. The operating partnership, as the holder of class A LLC units in each of the predecessor entities, is entitled to the entire remaining distribution from each predecessor entity. The class B LLC units are exchangeable, together with one share of our special voting stock, for an amount of cash equal to the fair market value of a share of our common stock or, at our election, one share of our common stock, subject to certain adjustments and restrictions. In addition, we issued to one continuing investor 755,939 shares of our common stock. See “Description of the Limited Liability Company Agreements of Our LLC Subsidiaries.”

The following table sets forth the number of common shares and class B LLC units issued to our continuing investors attributable to the respective properties, debt attributable to the contributed properties as of August 3, 2015, and implied contribution value:

	Total Shares of Common Stock and Class B LLC Units	Value of Shares of Common Stock and LLC Units at the Offering Price ($13.50/share)	Plus: Debt Assumed	Implied Contribution Value

Tribeca Properties	7,393,333	$99,809,996	$460,000,000	$559,809,996

Flatbush Gardens	8,753,335	118,170,023	170,000,000	288,170,023

141 Livingston	6,540,000	88,290,000	55,000,000	143,290,000

250 Livingston	4,386,667	59,220,005	36,000,808	95,220,813

Total Contributed Properties	27,073,335	$365,490,023	$721,000,808	$1,086,490,831

•	We issued shares of our special voting stock to our continuing investors equal to the same number of class B LLC units issued to them. Our special voting stock is a series of voting stock that does not share in any distributions to our stockholders, including distributions upon our liquidation, dissolution or winding up, but gives the holder thereof one vote per share on all matters on which our stockholders vote (other than certain matters relating to special election meetings, as described in this prospectus). The special voting stock permits our continuing investors to vote in accordance with their economic interests, as if they had exchanged their class B LLC units for shares of our common stock.

•	Our operating partnership formed Clipper TRS. We jointly elected with Clipper TRS for Clipper TRS to be treated as a taxable REIT subsidiary under the Code for U.S. federal income tax purposes. Clipper TRS and/or its wholly owned subsidiaries may provide certain services to the tenants of our properties.

•	We granted to members of our senior management team a total of 290,002 LTIP units, and to our non-employee directors a total of 105,001 LTIP units, all of which are subject to certain vesting requirements. The LTIP units represent profits interests in our operating partnership, which are exchangeable for units of limited partnership (“OP units”) in our operating partnership upon reaching capital account parity with OP units. See “Management—Grants Under our Equity Incentive Plans” and “Management—Director Compensation.”

•	We granted 8,333 LTIP units to a Clipper employee (who is not a member of our senior management team), all of which are subject to certain vesting requirements and represent less than a 0.1% ownership interest in our company on a fully diluted basis. See “Management—Grants Under our Equity Incentive Plans.”

•	We entered into a tax protection agreement with our continuing investors pursuant to which we agreed to indemnify the continuing investors against certain tax liabilities incurred during the 8-year period following the private offering (or with respect to item (iv) below, certain tax liabilities resulting from certain transfers occurring during the 8-year period following the private offering) if those tax liabilities result from (i) the sale, transfer, conveyance or other taxable disposition of any of the properties of our LLC subsidiaries, (ii) any of Renaissance, Berkshire or Gunki failing to maintain a level of indebtedness allocable for U.S. federal income tax purposes to any of the continuing investors such that any of the continuing investors is allocated less than a specified minimum indebtedness in each such LLC subsidiary (in order to comply with this requirement, (1) Renaissance needs to maintain approximately $101.3 million of indebtedness, (2) Berkshire needs to maintain approximately $125.8 million of indebtedness and (3) Gunki needs to maintain approximately $34.4 million of indebtedness), (iii) in a case that such level of indebtedness cannot be maintained by the applicable LLC subsidiary, failing to make available to such a continuing investor the opportunity to execute a guarantee of indebtedness of the LLC subsidiary meeting certain requirements that would enable the continuing investor to continue to defer certain tax liabilities, or (iv) the imposition of New York City or New York State real estate transfer tax liability imposed upon a continuing investor as a result of the formation transactions, private offering, an initial public offering and/or certain subsequent transactions (including subsequent issuances of additional LLC units or interests, issuances of OP units by the operating partnership, issuances of common stock by Clipper Realty, issuances of common stock in exchange for class B LLC units or dispositions of property by any LLC subsidiary), or as a result of any of those transfers being aggregated. See “Risk Factors—Risks Related to Real Estate.” We estimate that had all of their assets subject to the tax protection agreement been sold in a taxable transaction immediately after the private offering, the amount of our LLC subsidiaries’ indemnification obligations under the tax protection agreement (based on then current tax rates and the valuations of our assets based on the private offering price of $13.50 per share, and including additional payments to compensate the indemnified continuing investors for additional tax liabilities resulting from the indemnification payments) would have been approximately $364.9 million. In addition, we estimate that if New York City or New York State real estate transfer taxes had been imposed on our continuing investors, the maximum amount of our LLC subsidiaries’ indemnification obligations pursuant to the tax protection agreement in respect of New York City or New York State real estate transfer tax liability (based on then current tax rates and the valuations of our assets based on the private offering price of $13.50 per share, and including additional payments to compensate the indemnified continuing investors for additional tax liabilities resulting from the indemnification payments) would have been approximately $74.9 million (although the amount may have been significantly less). We do not presently intend to sell or take any other action that would result in a tax protection payment with respect to the properties covered by the tax protection agreement.

•	All of the previous employees of our Predecessor’s management companies that spent a majority of their time on matters related to the properties in our portfolio became our employees. We entered into two services agreements with entities that own interests in the non-contributed properties and businesses. One of these agreements is a services agreement under which the non-contributed properties and businesses continue to provide us with the services they previously provided to the properties in our portfolio and one is a services agreement with the non-contributed properties and businesses pursuant to which our employees continue to provide the services they previously provided for those non-contributed properties and businesses. We expect that the net amount paid by or to us under these agreements will not exceed $120,000 per year. See “Certain Relationships and Related Party Transactions—Non-Contributed Properties and Businesses.”

•	As a result of the formation transactions and the private offering, as of December 31, 2015, we had approximately $595.4 million of total net debt, net of cash on hand.

The completion of the private offering and the formation transactions resulted in material benefits to our senior management team, our directors and our continuing investors, including the following (all amounts are based on the private offering price of $13.50 per share):

•	David Bistricer, our Co-Chairman and Chief Executive Officer, beneficially owns 12.4% of our common stock on a fully diluted basis and 12.2% of the voting power in our company, with a total value of approximately $63.9 million, represented by 4,278,058 class B LLC units, 4,278,058 shares of special voting stock, and 133,334 LTIP units and 318, 262 shares of our common stock.

•	Sam Levinson, our Co-Chairman and the Head of our Investment Committee, beneficially owns 22.3% of our common stock on a fully diluted basis and 22.3% of the voting power in our company, with a total value of approximately $115.0 million, represented by 1,119,415 shares of our common stock, 7,296,279 class B LLC units, 7,296,279 shares of special voting stock and 100,000 LTIP units. This amount includes shares of our common stock, class B LLC units and shares of special voting stock held by entities in which Mr. Levinson is the managing member.

•	Lawrence J. Kreider, our Chief Financial Officer, beneficially owns 0.1% of our common stock on a fully diluted basis, with a total value of approximately $630,000, represented by 46,667 LTIP units.

•	JJ Bistricer, our Chief Operating Officer, beneficially owns 0.1% of our common stock on a fully diluted basis, with a total value of approximately $855,000, represented by 63,334 LTIP units.

•	Jacob Schwimmer, our Chief Property Management Officer, beneficially owns 1.3% of our common stock on a fully diluted basis and 5.8% of the voting power in our company, with a total value of approximately $6.54 million, represented by 437,667 class B LLC units, 437,667 shares of special voting stock and 46,667 LTIP units.

•	We entered into employment agreements with David Bistricer, Lawrence Kreider, JJ Bistricer and Jacob Schwimmer providing for salary, bonus and other benefits, including certain payments and benefits upon a termination of employment under certain circumstances and the issuance of equity awards as described under “Management—Employment Agreements.” Under those employment agreements, David Bistricer, JJ Bistricer and Jacob Schwimmer spend such time on matters relating to our company as is appropriate and Lawrence Kreider spends all of his working time on matters relating to our company.

•	We entered into indemnification agreements with our directors and executive officers providing for the indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against such persons in their capacities with us and our subsidiaries.

•	We entered into the tax protection agreement and the services agreements described above.

•	David Bistricer and entities controlled by Sam Levinson were released from and otherwise indemnified for liabilities arising under certain guarantees and indemnities with respect to approximately $721.1 million of mortgage loans on our properties, which were assumed by us upon closing of the formation transactions in respect of obligations arising after the closing of the private offering. The guarantees and indemnities with respect to all of the indebtedness are, in most instances, limited to losses incurred by the applicable lender arising from acts such as fraud, misappropriation of funds, intentional breach, bankruptcy and certain environmental matters. In connection with our assumption of these mortgage loans, we have sought to have the guarantors and/or indemnitors released from these guarantees and indemnities and to have our operating partnership assume any such guarantee and indemnity obligations as replacement guarantor and/or indemnitor. To the extent lenders did not consent to the release of these guarantors and/or indemnitors, and they remain guarantors and/or indemnitors on assumed indebtedness following the private offering, our operating partnership entered into indemnification agreements with the guarantors and/or indemnitors pursuant to which our operating partnership is obligated to indemnify such guarantors and/or indemnitors for any amounts paid by them under guarantees and/or indemnities with respect to the assumed indebtedness. We believe that since we control the properties, it is appropriate, and consistent with market practice, for Mr. Bistricer and entities controlled by Mr. Levinson to be indemnified by our operating partnership to the extent the lenders did not consent to the release of these guarantors and/or indemnitors. In addition, in connection with future mortgage loans that we would enter into in connection with future property acquisitions or refinancing of our properties, we intend to enter into any necessary guarantees directly and neither Mr. Bistricer and entities controlled by Mr. Levinson nor any of our other directors, executive officers or stockholders would be expected to enter into such guarantees.

•	We entered into a continuing investors registration rights agreement with certain persons receiving shares of our common stock and class B LLC units in the formation transactions, including certain members of our senior management team and the other continuing investors. The continuing investors registration rights agreement provides for the registration of such shares of common stock and shares of common stock that are issuable upon the exchange of class B LLC units.

Our Structure

The following diagram depicts our ownership structure following the formation transactions and the private offering.

(1)	Purchasers of shares of our common stock in the private offering (including the selling stockholders) own 84.6% of our outstanding common stock. Continuing investors own the remaining 15.4% of our outstanding common stock.

Continuing investors own 74.4% of our common stock on a fully diluted basis.

Continuing investors own shares of our special voting stock giving them one vote per share on all matters on which our stockholders vote (other than certain matters relating to special election meetings, as described in this prospectus) for each class B LLC unit held by them, subject to certain adjustments and restrictions, meaning that such continuing investors have 74.3% of the voting power in our company.

For additional information, see “Security Ownership of Certain Beneficial Owners and Management.”

(2)	The operating partnership’s interests in the predecessor entities entitle the operating partnership to receive approximately 31.3% of the aggregate distributions from our predecessor entities.

Recent Private Offering of Series A Preferred Stock

On January 28, 2016, we completed an offering of 132 shares of 12.5% Series A Cumulative Non-Voting Preferred Stock in a private offering pursuant to Regulation D under the Securities Act. Each series A preferred share was sold for $1,000 and our net proceeds from this private offering were $109,500, which will be used for general corporate purposes.

Summary Risk Factors

An investment in our common stock involves various risks, and prospective investors are urged to carefully consider the matters discussed under “Risk Factors” prior to making an investment in our common stock. The following is a list of some of these risks.

•	Unfavorable market and economic conditions in the United States, globally, and in the New York metropolitan area could adversely affect occupancy levels, rental rates, rent collections, operating expenses and the overall market value of our assets, impair our ability to sell, recapitalize or refinance our assets and have an adverse effect on our results of operations, financial condition and our ability to make distributions to our stockholders.

•	All of our properties are located in New York City and adverse economic or regulatory developments in this area could negatively affect our results of operations, financial condition and ability to make distributions to our stockholders.

•	We may be unable to renew leases or lease currently vacant space or vacating space on favorable terms or at all as leases expire, which could adversely affect our financial condition, results of operations and cash flow.

•	Competition could limit our ability to acquire attractive investment opportunities and increase the costs of those opportunities, which may adversely affect us, including our profitability, and impede our growth.

•	We may from time to time be subject to litigation, which could have an adverse effect on our financial condition, results of operations, cash flow and trading price of our common stock.

•	Present or future rent stabilization regulations may limit our ability to raise rents above specified maximum amounts and could give rise to claims by tenants that their rents exceed such specified maximum amounts.

•	We depend on key personnel, including David Bistricer, our Co-Chairman and Chief Executive Officer, and the loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business and diminish our investment opportunities, which could negatively affect our financial condition, results of operations, cash flow and market value of our common stock.

•	The ability of our continuing investors (who include David Bistricer, our Co-Chairman and Chief Executive Officer, Sam Levinson, our Co-Chairman and the Head of our Investment Committee and Jacob Schwimmer, our Chief Property Management Officer) to exercise 74.3% of the voting power in our company, which means the continuing investors are able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval, and to have significant influence with respect to our management, business plan and policies.

•	The ability of stockholders to control our policies and effect a change of control of our company is limited by certain provisions of our charter and bylaws and by Maryland law.

•	We have a substantial amount of indebtedness that may limit our financial and operating activities and may adversely affect our ability to incur additional debt to fund future needs.

•	Failure to qualify or to maintain our qualification as a REIT would have significant adverse consequences to the value of our common stock.

•	REIT distribution requirements could adversely affect our liquidity and ability to execute our business plan.

Investment Policy

We will generally target wholly-owned multi-family and commercial properties located in the New York metropolitan area; however, we may also make majority or minority investments alongside partners.

Clipper Equity owns interests in and controls and manages entities that own interests in multi-family and commercial properties in the New York metropolitan area. Each of David Bistricer, our Co-Chairman and Chief Executive Officer, and JJ Bistricer, our Chief Operating Officer, is an officer of Clipper Equity and will continue to be involved in such capacity with Clipper Equity. Each of Sam Levinson, our Co-Chairman and the Head of our Investment Committee, and Jacob Schwimmer, our Chief Property Management Officer, have ownership interests in Clipper Equity and will continue to be involved in such capacity with Clipper Equity.

We have adopted an Investment Policy that provides that our directors and officers, including officers involved with Clipper Equity, will not invest in any multi-family or commercial property (other than excluded assets) located in the metropolitan New York City area, unless the investment opportunity is first offered to our company and our board of directors (or an independent committee of our board of directors) determines that our company will not pursue the investment opportunity. Our officers and directors, including each of David Bistricer, Sam Levinson, JJ Bistricer and Jacob Schwimmer, can pursue investment opportunities related to excluded assets which include (i) for-sale condominium or cooperative conversion or development projects, (ii) projects that would require us to obtain guarantees from 3rd parties or to backstop obligations of other parties, or (iii) land acquisitions, without offering them to our company. Our charter provides that we renounce any interest or expectancy in, or right to be offered or to participate in, any business opportunity identified in any investment policy (including the Investment Policy) or agreement with any of our directors or officers unless the policy or agreement contemplates that the director or officer must present, communicate or offer such business opportunity to us. See “Certain Provisions of Maryland Law and Clipper Realty’s Charter and Bylaws—Competing Interests and Activities of our Directors and Officers.”

Our Tax Status

We intend to elect to be treated and to qualify as a REIT for U.S. federal income tax purposes beginning with our first taxable year ended December 31, 2015. We believe we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT commencing with our taxable year ended December 31, 2015 and thereafter. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our taxable income to our stockholders, computed without regard to the dividends paid deduction and excluding our net capital gain, plus 90% of our net income after tax from foreclosure property (if any), minus the sum of various items of excess non-cash income.

In any year in which we qualify as a REIT, we generally will not be subject to U.S. federal income tax on that portion of our taxable income or capital gain that is distributed to stockholders. If we lose our REIT status, and the statutory relief provisions of the Code do not apply, we will be subject to entity-level income tax, including any applicable alternative minimum tax, on our taxable income at regular U.S. corporate tax rates. Even if we qualify as a REIT, we will be subject to certain U.S. federal, state and local taxes on our income and property and on taxable income that we do not distribute to our stockholders. In addition, Clipper TRS will be subject to U.S. federal, state and local income tax on its taxable income. See “Material U.S. Federal Income Tax Consequences.”

Restrictions on Ownership of Our Capital Stock

Due to limitations on the concentration of ownership of REIT stock imposed by the Code, among other reasons, our charter generally prohibits any person from actually, beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of our outstanding common stock or 9.8% of the aggregate value of all our outstanding stock. We refer to these restrictions as the “ownership limit.” Our charter permits our board of directors, in its sole and absolute discretion, to exempt a person, prospectively or retroactively, from the ownership limit if, among other conditions, the person’s ownership of our stock in excess of the ownership limit could not cause us to fail to qualify as a REIT. Our charter contains certain other limits on beneficial and constructive ownership and transfer of our stock. See “Description of Share Capital—Restrictions on Ownership and Transfer.”

Distribution Policy

To qualify as a REIT, we must distribute annually to our stockholders an amount at least equal to 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain. We will be subject to income tax on our taxable income that is not distributed and to an excise tax to the extent that certain percentages of our taxable income are not distributed by specified dates. See “Material U.S. Federal Income Tax Consequences.” Income as computed for purposes of the foregoing tax rules will not necessarily correspond to our income as determined for financial reporting purposes. Accordingly, we expect to generally distribute a significant percentage of our available cash to holders of our common stock.

On December 4, 2015 and March 11, 2016, we paid a cash dividend of $0.043333 per share (totaling $494,976) and $0.065 per share (totaling $742,469), respectively. Any future distributions we make will be at the discretion of our board of directors and will be dependent upon a number of factors, including prohibitions or restrictions under financing agreements or applicable law and other factors described below. See “Distribution Policy.”

We cannot assure you that our board of directors will not change our distribution policy in the future. Any distributions we pay in the future will depend upon our actual results of operations, liquidity, cash flows, financial condition, economic conditions, debt service requirements and other factors that could differ materially from our current expectations. Our actual results of operations, liquidity, cash flows and financial condition will be affected by a number of factors, including the revenue we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our ability to pay dividends and make other distributions to our stockholders, please see “Risk Factors.”

Registration Rights Agreement

Pursuant to the registration rights agreement entered into in connection with the private offering, we are required, among other things, to use our commercially reasonable efforts to cause a shelf registration statement registering for resale the registrable shares (as defined in the registration rights agreement) that are not sold by the selling stockholders in an initial public offering, to be declared effective by the SEC as soon as practicable (but in no event later than the earlier of (i) August 3, 2016 and (ii) 60 days after the closing of our initial public offering; provided that if the initial public offering occurs within the 60 days prior to August 3, 2016, such date shall be 60 days after the closing of the initial public offering of our common stock). See “Description of Share Capital—Registration Rights.”

We are filing the registration statement of which this prospectus forms a part pursuant to the contractual obligations described above.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company,” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company, among other things:

•	we are exempt from the auditor attestation requirement in the assessment of our internal control over financial reporting;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements;

•	we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	we have elected to use an extended transition period for complying with new or revised accounting standards.

We may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us as long as we qualify as an “emerging growth company.” We will, in general, qualify as an “emerging growth company” until the earliest of:

•	the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement;

•	the last day of our fiscal year in which we have annual gross revenue of $1.0 billion or more;

•	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

•	the date on which we are deemed to be a “large accelerated filer,” which will occur at such time as we (1) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (2) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (3) have filed at least one annual report pursuant to the Exchange Act.

Company Information

As of March 1, 2016, we had approximately 177 employees. Our principal executive offices are located at 4611 12th Avenue, Brooklyn, New York 11219. Our telephone number is (718) 438-2804. Our website address is www.clipperrealty.com. The information on, or otherwise accessible through, our website does not constitute a part of this prospectus.

THE OFFERING

Common stock offered by the selling stockholders	shares

Use of proceeds	We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

Common stock outstanding	11,422,606 shares(1)

Proposed NYSE symbol	“ ”

Ownership and transfer restrictions	To assist us in qualifying as a REIT, among other purposes, our charter generally limits beneficial ownership by any person to no more than 9.8% in value or number of shares, whichever is more restrictive, of our outstanding common stock or 9.8% of the aggregate value of all our outstanding stock. In addition, our charter contains various other restrictions on the ownership and transfer of shares of our stock. See “Description of Share Capital—Restrictions on Ownership and Transfer.”

Risk factors	Investing in our common stock involves a high degree of risk. For a discussion of factors you should consider in making an investment, see “Risk Factors” beginning on page 24.

(1)	Excludes (i) an aggregate of 26,317,396 shares of our common stock that we may issue in exchange for class B LLC units outstanding, (ii) an aggregate of 372,411 shares of our common stock underlying LTIP units we have granted to our executive officers and certain of our employees pursuant to our 2015 Omnibus Plan, (iii) an aggregate of 105,001 shares of our common stock underlying LTIP units we have granted to our non-employee directors pursuant to our 2015 Director Plan, (iv) 627,589 shares of our common stock reserved for future issuance under our 2015 Omnibus Plan, and (v) 244,999 of our common stock reserved for future issuance under our 2015 Director Plan.

Summary Selected Historical and Pro Forma Financial Data

The Predecessor to Clipper Realty Inc. was a combination of four limited liability companies, including one formed in 2014 in connection with the acquisition of a property on December 15, 2014. The Predecessor does not represent a legal entity. The limited liability companies that comprise the Predecessor are under common control. In connection with the formation transactions, we contributed the net proceeds of the private offering to Clipper Realty L.P., our operating partnership subsidiary, in exchange for units in the operating partnership, and the operating partnership in turn contributed such net proceeds to the limited liability companies that comprise the Predecessor in exchange for class A LLC units in such limited liability companies.

As more fully described elsewhere, on December 15, 2014, properties at 50 Murray Street and 53 Park Place in the Tribeca neighborhood of Manhattan, New York were acquired. See “Our Business and Properties—Description of Our Properties.” As a result, as of December 31, 2015, the properties owned by the limited liability companies comprising the Predecessor consist of four properties (collectively, the “Properties”):

•	Tribeca properties in Manhattan, comprising two buildings, one with 21 stories and one with 12 stories, containing residential and retail space with an aggregate of approximately 480,000 square feet of residential rental GLA and 77,236 of rental retail and parking GLA.

•	Flatbush Gardens in Brooklyn, comprised of a 59-building multi-family housing complex with 2,496 rentable units;

•	141 Livingston Street in Brooklyn, a 15-story office building with approximately 216,073 square feet of GLA; and

•	250 Livingston Street in Brooklyn, a 12-story office and residential building with approximately 294,378 square feet of GLA.

Pro forma results include the Aspen property located at 1955 1st Avenue, New York, NY, a 7 story residential and retail rental building with 186,582 square feet of GLA.

Following completion of the private offering and the formation transactions, the operations of the Company have been carried on primarily through the operating partnership. The Company intends to elect to be taxed as and qualify as a REIT under Sections 856 through 860 of the Code. The Company is the sole general partner of the operating partnership and the operating partnership is the sole managing member of the limited liability companies that comprise the Predecessor.

The following table shows the summary selected consolidated historical and pro forma financial data for the Predecessor of the Company for the periods indicated. You should read the summary selected historical and pro forma financial data in conjunction with the more detailed information contained in the financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus. As disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Accounting Policies,” real estate assets held for investment are carried at historical cost.

The Company and its Predecessor’s historical consolidated and combined balance sheet data as of December 31, 2015 and 2014 and consolidated and combined statements of operations data for the years ended December 31, 2015 and 2014 have been derived from historical financial statements audited by our independent auditors, whose report with respect thereto is included elsewhere in this prospectus.

The summary selected pro forma consolidated and combined results of operations data for the year ended December 31, 2015 give effect to the formation transactions and the private offering and the probable acquisition of the Aspen property and related mortgage debt as of the beginning of the period for the operating data and as of the stated date for the balance sheet data. The pro forma data is not necessarily indicative of what our actual financial position and results of operations would have been as of December 31, 2015, and for the year ended December 31, 2015 nor does it purport to represent our future financial position or results of operations.

	(Dollars, share and Class B LLC units and rentable square feet in thousands)
	Years ended December 31,
Consolidated Statements of Operations	Pro Forma 2015	2015	2014
Residential rental income	$66,088	$60,981	$32,096
Commercial rental income	18,297	17,256	12,382
Tenant recoveries	3,514	3,477	2,415
Garage and other income	2,896	2,513	1,037
Total revenues	90,795	84,227	47,930
Operating Expenses
Property operating expenses	24,106	22,534	19,831
Real estate taxes and insurance	16,105	14,926	6,560
General and administrative	6,910	5,668	2,358
Acquisition costs	75	75	326
Depreciation and amortization	15,079	12,521	4,472
Total operating expenses	62,275	55,724	33,547
Income from operations	28,520	28,503	14,383
Interest expense, net	(39,582)	(36,703)	(9,145)
Net (loss) income	$(11,062)	$(8,200)	$5,238
Net loss attributable to Predecessor and non-controlling interests	7,714	6,835

Net (loss) attributable to common stockholders	$(3,348)	$(1,365)
Basic and diluted income (loss) per share	$(0.29)	$(0.12)
Weighted average per share / Class B LLC unit information:
Common shares outstanding	11,423	11,423
Class B LLC units outstanding	26,317	26,317
Diluted shares outstanding	37,740	37,740
Cash flow data
Operating activities		9,440	7,472
Investing activities		(9,025)	(226,822)
Financing activities		115,760	224,707
Non GAAP measures
FFO (1)	$4,053	$4,321	$9,710
Adjusted AFFO (1)	10,701	9,172	7,940
Adjusted EBITDA (2)	$45,972	$41,531	$18,482
Balance sheet data
Investment in real estate, net	$817,736	$726,107	$728,744
Cash and cash equivalents	90,332	125,332	9,157
Restricted cash	9,962	9,962	5,876
Total assets	959,502	888,421	780,108
Notes payable	790,743	720,743	721,480
Total liabilities	813,124	742,044	742,911
Stockholders’ equity	44,303	44,303	37,197
Total equity	$146,377	$146,377	$37,197
Property related data (unaudited)
Residential property rentable square feet
Flatbush Gardens		1,734	1,734
%occupied		96.2%	94.4%
Tribeca properties		479	479
%occupied		83.5%	94.5%
250 Livingston Street		27	27
%occupied		94.4%	90.0%
Commercial and retail property rentable square feet
141 Livingston Street (2015 data remeasured)		216	159
%occupied		100.0%	100.0%
250 Livingston Street (2015 data remeasured)		353	268
%occupied		99.7%	99.7%
50 Murray Street properties		78	78
%occupied		95.9%	95.9%

(1)	FFO is defined by the National Association of Real Estate Investment Trusts, or NAREIT, as net income (computed in accordance with GAAP), excluding gains (losses) from sales of property (and impairment adjustments), plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our calculation of FFO is consistent with FFO as defined by NAREIT.

AFFO is defined by us as FFO excluding amortization of identifiable intangibles incurred in property acquisitions, straight line rent adjustments to revenue from long-term leases and amortization of costs incurred in originating debt.

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. In fact, real estate values have historically risen or fallen with market conditions. FFO is intended to be a standard supplemental measure of operating performance that excludes historical cost depreciation and valuation adjustments from net income. We consider FFO to be useful in evaluating potential property acquisitions and measuring operating performance. We further consider AFFO to be useful in determining funds available for payment of distributions. FFO and AFFO do not represent net income or cash flows from operations as defined by GAAP. You should not consider FFO and AFFO to be alternatives to net income as a reliable measure of our operating performance; nor should you consider FFO and AFFO to be alternatives to cash flows from operating, investing or financing activities (as defined by GAAP) as measures of liquidity.

FFO and AFFO do not measure whether cash flow is sufficient to fund all of our cash needs, including principal amortization, capital improvements and distributions to stockholders. FFO and AFFO do not represent cash flows from operating, investing or financing activities as defined by GAAP. Further, FFO and AFFO as disclosed by other REITs might not be comparable to our calculations of FFO and AFFO.

The following table sets forth a reconciliation of FFO and Adjusted AFFO for the periods presented to net income (loss) before allocation to non-controlling interests, as computed in accordance with GAAP (amounts in thousands):

	Years Ended December 31,
	Pro Forma 2015	2015	2014
FFO
Net (loss) income before allocation to non-controlling interests	$(11,062)	$(8,200)	$5,238
Real estate depreciation and amortization	15,079	12,521	4,472
FFO	$4,017	$4,321	$9,710

AFFO
FFO	$4,017	$4,321	$9,710
Amortization of in-place and origination lease costs
Real estate tax intangible amortization	2,273	1,328	238
Amortization of below-market leases	(1,822)	(1,714)	(1,450)
Straight-line rent adjustment	109	109	513
Amortization of debt origination costs	6,203	6,036	704
Interest rate cap mark-to-market	522	522	49
Amortization of LTIP awards	1,702	709	-
Recurring capital spending	(2,339)	(2,139)	(1,824)
AFFO	$10,665	$9,172	$7,940

(2)	We believe that Adjusted EBITDA is a useful measure of our operating performance. We define Adjusted EBITDA as net (loss) income before allocation to non-controlling interests plus real estate depreciation and amortization, real estate tax intangible amortization, interest expense, net, acquisition costs and stock based compensation. Other REITs may use different methodologies for calculating Adjusted EBITDA, and accordingly, our Adjusted EBITDA may not be comparable to other REITs. We believe that this measure provides an operating perspective not immediately apparent from GAAP operating income or net income. We use Adjusted EBITDA to evaluate our performance because Adjusted EBITDA allows us to evaluate the operating performance of our company by measuring the core operations of property performance and administrative expenses available for debt service and capturing trends in rental housing and property operating expenses. However, Adjusted EBITDA should only be used as an alternative measure of our financial performance. For a further discussion about our use of Adjusted EBITDA as a non-GAAP financial measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Adjusted earnings before interest, income taxes, depreciation, amortization and stock based compensation.”

The following table reconciles Adjusted EBITDA to net income (loss) before allocation to non-controlling interests (amounts in thousands):

	Years ended December 31,
	Pro Forma 2015	2015	2014
Adjusted EBITDA
Net (loss) income before allocation to non-controlling interests	$(11,062)	$(8,200)	$5,238
Depreciation and amortization	15,079	12,521	4,472
Amortization of real estate tax intangible	2,273	1,328	238
Amortization of below-market leases	(1,822)	(1,714)	(1,450)
Straight-line rent adjustment	109	109	513
Amortization of LTIP awards	1,702	709	–
Interest expense, net	39,582	36,703	9,145
Acquisition costs	75	75	326
Adjusted EBITDA	$45,936	$41,531	$18,482

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following material risks, as well as the other information contained in this prospectus, before making an investment in our company. If any of the following risks actually occur, our business, prospects, financial condition, results of operations and/or cash flow could be materially and adversely affected. In such an event, the trading price of our common stock could decline and you could lose part or all of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section of this prospectus entitled “Cautionary Note Concerning Forward-Looking Statements.”

Risks Related to Real Estate

Unfavorable market and economic conditions in the United States and globally and in the specific markets or submarkets where our properties are located could adversely affect occupancy levels, rental rates, rent collections, operating expenses, and the overall market value of our assets, impair our ability to sell, recapitalize or refinance our assets and have an adverse effect on our results of operations, financial condition, cash flow and our ability to make distributions to our stockholders.

Unfavorable market conditions in the areas in which we operate and unfavorable economic conditions in the United States and/or globally may significantly affect our occupancy levels, rental rates, rent collections, operating expenses, the market value of our assets and our ability to strategically acquire, dispose, recapitalize or refinance our properties on economically favorable terms or at all. Our ability to lease our properties at favorable rates may be adversely affected by increases in supply of commercial, retail and/or residential space in our markets and is dependent upon overall economic conditions, which are adversely affected by, among other things, job losses and unemployment levels, recession, stock market volatility and uncertainty about the future. Some of our major expenses, including mortgage payments and real estate taxes, generally do not decline when related rents decline. We expect that any declines in our occupancy levels, rental revenues and/or the values of our buildings would cause us to have less cash available to pay our indebtedness, fund necessary capital expenditures and to make distributions to our stockholders, which could negatively affect our financial condition and the market value of our common stock. Our business may be affected by the volatility and illiquidity in the financial and credit markets, a general global economic recession and other market or economic challenges experienced by the real estate industry or the U.S. economy as a whole. Our business may also be adversely affected by local economic conditions, as all of our revenues are currently derived from properties located in New York City, with all of our initial portfolio being in Manhattan and Brooklyn.

Factors that may affect our occupancy levels, our rental revenues, our income from operations, our funds from operations (“FFO”) and adjusted FFO (“AFFO”), our earnings before interest, income tax, depreciation, amortization (“EBITDA”), our cash flow and/or the value of our properties include the following, among others:

•	downturns in global, national, regional and local economic and demographic conditions;

•	declines in the financial condition of our tenants, which may result in tenant defaults under leases due to bankruptcy, lack of liquidity, operational failures or other reasons, and declines in the financial condition of buyers and sellers of properties;

•	declines in local, state and/or federal government budgets and/or increases in local, state and/or federal government budget deficits, which among other things could have an adverse effect on the financial condition of our only commercial tenant, the City of New York, and may result in tenant defaults under leases and/or cause such tenants to seek alternative office space arrangements;

•	the inability or unwillingness of our tenants to pay rent increases, or our inability to collect rents and other amounts payable from our tenants;

•	significant job losses in the industries in which our commercial and/or retail tenants operate, and/or from which our residential tenants derive their incomes, which may decrease demand for our commercial, retail and/or residential space, causing market rental rates and property values to be affected negatively;

•	an oversupply of, or a reduced demand for, commercial and/or retail space and/or apartment homes;

•	declines in household formation;

•	favorable residential mortgage rates;

•	changes in market rental rates in our markets and/or the attractiveness of our properties to tenants, particularly as our buildings continue to age, and our ability to fund repair and maintenance costs;

•	competition from other available commercial and/or retail lessors and other available apartments and housing alternatives, and from other real estate investors with significant capital, such as other real estate operating companies, publicly-traded REITs and institutional investment funds;

•	economic conditions that could cause an increase in our operating expenses, such as increases in property taxes (particularly as a result of increased local, state and national government budget deficits and debt and potentially reduced federal aid to state and local governments), utilities, insurance, compensation of on-site personnel and routine maintenance;

•	opposition from local community or political groups with respect to the development and/or operations at a property;

•	investigation, removal or remediation of hazardous materials or toxic substances at a property;

•	changes in, and changes in enforcement of, laws, regulations and governmental policies, including without limitation, health, safety, environmental and zoning laws;

•	rent control or stabilization laws, or other laws regulating rental housing, which could prevent us from raising rents to offset increases in operating costs; and

•	changes in rental housing subsidies provided by the government and/or other government programs that favor single-family rental housing or owner-occupied housing over multi-family rental housing.

All of our properties are located in New York City, and adverse economic or regulatory developments in New York City or parts thereof, including the boroughs of Brooklyn and Manhattan, could negatively affect our results of operations, financial condition, cash flow, and ability to make distributions to our stockholders.

All of our properties are located in New York City, with all of our initial portfolio being in the boroughs of Manhattan and Brooklyn. As a result, our business is dependent on the condition of the economy in New York City and the views of potential tenants regarding living and working in New York City, which may expose us to greater economic risks than if we owned a more geographically diverse portfolio. We are susceptible to adverse developments in New York City (such as business layoffs or downsizing, industry slowdowns, relocations of businesses, terror attacks, increases in real estate and other taxes, costs of complying with governmental regulations or increased regulation). Such adverse developments could materially reduce the value of our real estate portfolio and our rental revenues, and thus adversely affect our ability to meet our debt obligations and to make distributions to our stockholders.

We depend on a single government tenant in our office buildings, which could cause an adverse effect on us, including our results of operations and cash flow, if the City of New York were to suffer financial difficulty.

Our rental revenue depends on entering into leases with and collecting rents from tenants. As of March 1, 2016, Kings County Court, the Human Resources Administration, and the Department of Environmental Protection, all of which are agencies of the City of New York, leased an aggregate of 474,193 rentable square feet of commercial space at our commercial office properties at 141 Livingston Street and 250 Livingston Street, representing approximately 17% of the total rentable square feet in our portfolio and 17% of our total portfolio’s annualized rent. General and regional economic conditions may adversely affect the City of New York and potential tenants in our markets. The City of New York may experience a material business downturn or suffer negative effects from declines in local, state and/or federal government budgets and/or increases in local, state and/or federal government budget debt and deficits, which could potentially result in a failure to make timely rental payments and/or a default under its leases. In many cases, through tenant improvement allowances and other concessions, we have made substantial upfront investments in the applicable leases that we may not be able to recover. In the event of a tenant default, we may experience delays in enforcing our rights and may also incur substantial costs to protect our investments.

The bankruptcy or insolvency of a major tenant may adversely affect the income produced by our properties and may delay our efforts to collect past due balances under the relevant leases and could ultimately preclude collection of these sums altogether. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages that is limited in amount and which may only be paid to the extent that funds are available and in the same percentage as is paid to all other holders of unsecured claims. If any of our significant tenants were to become bankrupt or insolvent, suffer a downturn in their business or a reduction in funds available to them, default under their leases, fail to renew their leases or renew on terms less favorable to us than their current terms, our results of operations and cash flow could be adversely affected.

The leases for the Human Resources Administration and the Department of Environmental Protection, which comprise 56% of the rentable square feet rented by the City of New York, will be expiring at the end of 2016 and 2020. Although we have commenced a discussion with the City of New York regarding potential extensions or renewals, there is no assurance that we will reach agreement with the City of New York on the extension or renewal of the leases for all or a portion of their office space.

Our portfolio’s annualized rent is generated from four properties.

As of March 1, 2016, our portfolio consisted of four properties, our Tribeca properties, Flatbush Gardens, 141 Livingston Street and 250 Livingston Street, which accounted for 38.0%, 43.0%, 10.6% and 8.4%, respectively, of our portfolio’s 2015 rent. Our results of operations and cash available for distribution to our stockholders would be adversely affected if any of these properties were materially damaged or destroyed.

We may be unable to renew leases or lease currently vacant space or vacating space on favorable terms or at all as leases expire, which could adversely affect our financial condition, results of operations and cash flow.

As of March 1, 2016, we had approximately 152,413 rentable square feet of vacant residential space (excluding leases signed but not yet commenced) and leases representing approximately 70.8% of the square footage of residential space at properties in our portfolio will expire in the twelve months between March 2016 and February 2017 (including month-to-month leases). As of March 1, 2016, we had approximately 1% rentable square feet of vacant commercial and retail space (excluding leases signed but not yet commenced) and one lease representing approximately 15% of the square footage of commercial and retail space at properties in our portfolio will expire in 2016 (excluding month-to-month parking leases). We cannot assure you that expiring leases will be renewed or that our properties will be re-leased at net effective rental rates equal to or above the current average net effective rental rates. If the rental rates for our commercial and/or residential space decrease, our existing commercial tenants do not renew their leases or we do not re-lease a significant portion of our available and soon-to-be-available commercial and/or residential space, our financial condition, results of operations, cash flow, the market value of our common stock and our ability to satisfy our debt obligations and to make distributions to our stockholders would be adversely affected.

The actual rents we receive for the properties in our portfolio may be less than market rents, and we may experience a decline in realized rental rates, which could adversely affect our financial condition, results of operations and cash flow. Short−term leases with respect to our residential tenants expose us to the effects of declining market rents.

Throughout this prospectus, we make certain comparisons between our in-place rents and estimates of market rents for the commercial, retail and residential space in our portfolio used for budgeting purposes. As a result of potential factors, including competitive pricing pressure in our markets, a general economic downturn and the desirability of our properties compared to other properties in our markets, we may be unable to realize market rents across the properties in our portfolio. In addition, depending on market rental rates at any given time as compared to expiring leases in our portfolio, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. A majority of our apartment leases are for a term of one year. Because these leases generally permit the residents to leave at the end of the lease term without penalty, our rental revenues for residential space in our properties are affected by declines in market rents more quickly than if our leases were for longer terms. If we are unable to obtain sufficient rental rates across our portfolio, then our ability to generate cash flow growth will be negatively affected.

We may engage in development, redevelopment or repositioning activities, which could expose us to different risks that could adversely affect us, including our financial condition, cash flow and results of operations.

We may engage in development, redevelopment or repositioning activities with respect to our properties as we believe market conditions dictate. For example, we plan to spend approximately $18 million to complete a comprehensive renovation and modernization program at our Flatbush Gardens property through the end of 2016, which will include improvements to the common areas of the complex and upgrades to individual apartments. In addition, our lease at 141 Livingston Street requires us to refurbish the air-conditioning system and other upgrades at an estimated cost of approximately $4.2 million.

If we engage in these activities, we will be subject to certain risks, which could adversely affect us, including our financial condition, cash flow and results of operations. These risks include, without limitation,

•	the availability and pricing of financing on favorable terms or at all;

•	the availability and timely receipt of zoning and other regulatory approvals;

•	the potential for the fluctuation of occupancy rates and rents at development and redeveloped properties, which may result in our investment not being profitable;

•	start up, development, repositioning and redevelopment costs may be higher than anticipated;

•	cost overruns and untimely completion of construction (including risks beyond our control, such as weather or labor conditions or material shortages); and

•	changes in the pricing and availability of buyers and sellers of such properties.

These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development and redevelopment activities, any of which could have an adverse effect on our financial condition, results of operations, cash flow, the market value of our common stock and ability to satisfy our debt obligations and to make distributions to our stockholders.

We may be required to make rent or other concessions and/or significant capital expenditures to improve our properties in order to retain and attract tenants, generate positive cash flows or to make real estate properties suitable for sale, which could adversely affect us, including our financial condition, results of operations and cash flow.

In the event that there are adverse economic conditions in the real estate market and demand for commercial, retail and/or residential space decreases with respect to our current vacant space and as leases at our properties expire, we may be required to increase tenant improvement allowances or concessions to tenants, accommodate increased requests for renovations, build-to-suit remodeling (with respect to our commercial and retail space) and other improvements or provide additional services to our tenants, all of which could negatively affect our cash flow. If the necessary capital is unavailable, we may be unable to make these potentially-significant capital expenditures. This could result in non-renewals by tenants upon expiration of their leases and our vacant space remaining untenanted, which could adversely affect our financial condition, results of operations, cash flow and the market value of our common stock.

Our dependence on rental income may adversely affect us, including our profitability, our ability to meet our debt obligations and our ability to make distributions to our stockholders.

Our income is derived from rental income from real property. See “Our Business and Properties—Overview.” As a result, our performance depends on our ability to collect rent from tenants. Our income and funds for distribution would be adversely affected if a significant number of our tenants, or any of our major tenants,

•	delay lease commencements,

•	decline to extend or renew leases upon expiration,

•	fail to make rental payments when due, or

•	declare bankruptcy.

Any of these actions could result in the termination of the tenants’ leases with us and the loss of rental income attributable to the terminated leases. In these events, we cannot assure you that such tenants will renew those leases or that we will be able to re-lease spaces on economically advantageous terms or at all. The loss of rental revenues from our tenants and our inability to replace such tenants may adversely affect us, including our profitability, our ability to meet our debt and other financial obligations and our ability to make distributions to our stockholders.

Real estate investments are relatively illiquid and may limit our flexibility.

Equity real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of assets in the future will depend on prevailing economic and market conditions. Our inability to sell our properties on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations. In addition, real estate can at times be difficult to sell quickly at prices we find acceptable. The Code also imposes restrictions on REITs, which are not applicable to other types of real estate companies, on the disposal of properties. These potential difficulties in selling real estate in our markets may limit our ability to change, or reduce our exposure to, the buildings in our portfolio promptly in response to changes in economic or other conditions.

Competition could limit our ability to acquire attractive investment opportunities and increase the costs of those opportunities, which may adversely affect us, including our profitability and impede our growth.

We compete with numerous commercial developers, real estate companies and other owners and operators of real estate for buildings for acquisition and pursuing buyers for dispositions. We expect that other real estate investors, including insurance companies, private equity funds, sovereign wealth funds, pension funds, other REITs and other well-capitalized investors will compete with us to acquire existing properties and to develop new properties. Our markets are each generally characterized by high barriers-to-entry to construction and limited land on which to build new commercial, retail and residential space, which contributes to the competition we face to acquire existing properties and to develop new properties in these markets. This competition could increase prices for properties of the type we may pursue and adversely affect our profitability and impede our growth.

Competition may impede our ability to attract or retain tenants or re-lease space, which could adversely affect our results of operations and cash flow.

The leasing of real estate in our markets is highly competitive. The principal means of competition are rent charged, location, services provided and the nature and condition of the premises to be leased. The number of competitive properties in our market, which may be newer or better located than our properties, could have an adverse effect on our ability to lease space at our properties and on the effective rents that we are able to charge. If other lessors and developers of similar spaces in our markets offer leases at prices comparable to or less than the prices we offer, we may be unable to attract or retain tenants or re-lease space in our properties, which could adversely affect our results of operations and cash flow.

We are subject to losses that are either uninsurable, not economically insurable or that are in excess of our insurance coverage.

Our properties are located in areas that could be subject to, among other things, flood and windstorm losses. Insurance coverage for flood and windstorms can be costly because of limited industry capacity. As a result, we may experience shortages in desired coverage levels if market conditions are such that insurance is not available or the cost of insurance makes it, in our belief, economically impractical to maintain such coverage. In addition, our properties may be subject to a heightened risk of terrorist attacks. We carry commercial general liability insurance, property insurance and terrorism insurance with respect to our properties with limits and on terms we consider commercially reasonable. We cannot assure you, however, that our insurance coverage will be sufficient or that any uninsured loss or liability will not have an adverse effect on our business and our financial condition and results of operations.

We are subject to risks from natural disasters such as severe weather.

Natural disasters and severe weather such as hurricanes or floods may result in significant damage to our properties. The extent of our casualty losses and loss in operating income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. When we have geographic concentration of exposures, a single catastrophe or destructive weather event (such as a hurricane) affecting New York City may have a significant negative effect on our financial condition, results of operations and cash flows. As a result, our operating and financial results may vary significantly from one period to the next. Our financial results may be adversely affected by our exposure to losses arising from natural disasters or severe weather. We also are exposed to risks associated with inclement winter weather, including increased need for maintenance and repair of our buildings.

Climate change may adversely affect our business.

To the extent that climate change does occur, we may experience extreme weather and changes in precipitation and temperature, all of which may result in physical damage or a decrease in demand for our properties located in the areas affected by these conditions. Should the impact of climate change be material in nature or occur for lengthy periods of time, our financial condition or results of operations would be adversely affected. In addition, changes in federal and state legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of our existing properties in order to comply with such regulations.

Actual or threatened terrorist attacks may adversely affect our ability to generate revenues and the value of our properties.

All of our properties are located in New York City, which has been and may in the future be the target of actual or threatened terrorist attacks. As a result, some tenants in these markets may choose to relocate their businesses or homes to other markets or buildings within New York City that may be perceived to be less likely to be affected by future terrorist activity. This could result in an overall decrease in the demand for commercial, retail and/or residential space in these markets generally or in our properties in particular, which could increase vacancies in our properties or necessitate that we lease our properties on less favorable terms or both. In addition, future terrorist attacks in these markets could directly or indirectly damage our properties, both physically and financially, or cause losses that materially exceed our insurance coverage. As a result of the foregoing, our ability to generate revenues and the value of our properties could decline materially. See also “—We are subject to losses that are either uninsurable, not economically insurable or that are in excess of our insurance coverage.”

We may become subject to liability relating to environmental and health and safety matters, which could have an adverse effect on us, including our financial condition and results of operations.

Under various federal, state and/or local laws, ordinances and regulations, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or release of hazardous substances (such as lead, asbestos and polychlorinated biphenyls), waste, petroleum products and other miscellaneous products (including but not limited to natural products such as methane and radon gas) at, on, in, under or from such property, including costs for investigation or remediation, natural resource damages, or third-party liability for personal injury or property damage. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence or release of such materials, and the liability may be joint and several. Some of our properties may be affected by contamination arising from current or prior uses of the property or from adjacent properties used for commercial, industrial or other purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. We also may be liable for the costs of remediating contamination at off-site disposal or treatment facilities when we arrange for disposal or treatment of hazardous substances at such facilities, without regard to whether we comply with environmental laws in doing so. The presence of contamination or the failure to remediate contamination on our properties may adversely affect our ability to attract and/or retain tenants and our ability to develop or sell or borrow against those properties. In addition to potential liability for cleanup costs, private plaintiffs may bring claims for personal injury, property damage or for similar reasons. Environmental laws also may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which that property may be used or how businesses may be operated on that property. See “Our Business and Properties—Regulation—Environmental and Related Matters.”

In addition, our properties are subject to various federal, state and local environmental and health and safety laws and regulations. Noncompliance with these environmental and health and safety laws and regulations could subject us or our tenants to liability. These liabilities could affect a tenant’s ability to make rental payments to us. Moreover, changes in laws could increase the potential costs of compliance with such laws and regulations or increase liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise adversely affect our operations and/or cash flow, or those of our tenants, which could in turn have an adverse effect on us.

Certain of our properties have only temporary certificates of occupancy or are awaiting a certificate of occupancy which, if not granted, would require us to stop using the property.

As the owner or operator of real property, we may also incur liability based on various building conditions. For example, buildings and other structures on properties that we currently own or operate or those we acquire or operate in the future contain, may contain, or may have contained, asbestos-containing material (“ACM”). Environmental and health and safety laws require that ACM be properly managed and maintained and may impose fines or penalties on owners, operators or employers for non-compliance with those requirements. These requirements include special precautions, such as removal, abatement or air monitoring, if ACM would be disturbed during maintenance, renovation or demolition of a building, potentially resulting in substantial costs. In addition, we may be subject to liability for personal injury or property damage sustained as a result of exposure to ACM or releases of ACM into the environment.

In addition, our properties may contain or develop harmful mold or suffer from other indoor air quality issues. Indoor air quality issues also can stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants or to increase ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants or others if property damage or personal injury occurs.

We cannot assure you that costs or liabilities incurred as a result of environmental issues will not affect our ability to make distributions to our stockholders or that such costs, liabilities, or other remedial measures will not have an adverse effect on our financial condition, results of operations and/or cash flows.

We may incur significant costs complying with the Americans with Disabilities Act of 1990, or the ADA, and similar laws (including but not limited to the Fair Housing Amendments Act of 1988, or FHAA, and the Rehabilitation Act of 1973), which could adversely affect us, including our future results of operations and cash flow.

Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. The FHAA requires apartment communities first occupied after March 13, 1991, to comply with design and construction requirements for disabled access. For projects receiving federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access. We have not conducted a recent audit or investigation of all of our properties to determine our compliance with these or other federal, state or local laws. If one or more of our properties were not in compliance with such laws, then we could be required to incur additional costs to bring the property into compliance. We cannot predict the ultimate amount of the cost of compliance with such laws. Noncompliance with these laws could also result in the imposition of fines or an award of damages to private litigants. Substantial costs incurred to comply with such laws, as well as fines or damages resulting from actual or alleged non-compliance with such laws, could adversely affect us, including our future results of operations and cash flow.

Multi-family residential properties are subject to rent stabilization regulations, which limit our ability to raise rents above specified maximum amounts and could give rise to claims by tenants that their rents exceed such specified maximum amounts.

Numerous municipalities, including New York City where our multi-family residential properties are located, impose rent control or rent stabilization on apartment buildings. The rent stabilization regulations applicable to our multi-family residential properties set maximum rates for annual rent increases, entitle our tenants to receive required services from us and entitle our tenants to have their leases renewed. The rent stabilization regulations applicable to our multi-family residential properties permit luxury deregulation of rent-stabilized apartments, generally providing that apartments that became vacant before June 24, 2011 with a legal regulated rent of $2,000 or more per month are made permanently exempt from rent stabilization. That amount was increased to $2,500 or more per month where an apartment becomes vacant on or after June 24, 2011. In 2015, New York City’s Mayor De Blasio released a series of proposals that, if enacted, would alter the rent stabilization guidelines and make it harder for property owners, such as us, to implement luxury deregulation of rent-stabilized apartments, including eliminating vacancy decontrol and eliminating vacancy allowance. These proposals were not enacted when the New York State legislature extended the current rent stabilization guidelines in June 2015, although subsequently the New York City Rent Guidelines Board determined that the maximum rent for expiring leases would be frozen for the next year. Although Mayor De Blasio’s proposals were not enacted for 2015, there can be no assurances that they will not be pursued in the future.

The limitations established by present or future rent stabilization regulations may impair our ability to maintain rents at market levels. For example, our Flatbush Gardens property is subject to rent stabilization and currently in-place rents are generally about 18% below the maximum rent that could be charged under rent stabilization. However, we have been able to consistently increase rents as a result of our comprehensive renovation and repositioning strategy, allowing us to realize 14.5% increase in rent per square foot on new leases in 2015 and an 11.5% increase in rent per square foot on new leases in 2014, compared to expiring leases. If our current and planned renovation and modernization program at Flatbush Gardens is successful, certain apartments may reach the maximum rents permitted under rent stabilization, which could happen even sooner if rent increases continue to be frozen in subsequent years. Therefore our future ability to attain market rents would be limited until such apartments are eligible for luxury deregulation, which generally requires both a legal maximum rent of $2,500 or more per month and a vacancy (although we can apply to destabilize an apartment where the legal maximum rent is $2,500 or more per month without a vacancy if the tenant’s income exceeds certain levels). However, if Mayor De Blasio’s rent stabilization proposals are enacted in future years, luxury deregulation may no longer be available.

In addition, we are subject to claims from tenants that the rent charged by us exceeds the amount permitted by rent stabilization. Although we believe that all of our rents are compliant with applicable rent stabilization regulation, tenants have in the past made claims that their rents exceed the maximum rent that could be charged under rent stabilization. These claims include claims that the annual increases in the maximum rent have in the past been inapplicable as a result of a failure to provide essential services by us or the prior owners. The number of these claims may increase as our rents approach the maximum rent that could be charged under rent stabilization. Tenants could also claim that our determination that luxury deregulation was applicable to their apartment was incorrect and seek a reduction in rent and/or return of rents paid in excess of the maximum legal rent. Finally, a tenant in an apartment eligible for tax benefits, such as the Section 421-g of the Real Property Tax Law, could claim that rent stabilization applies to the tenant’s apartment while those tax benefits are available, even if the apartment is eligible for luxury deregulation.

The application of rent stabilization to apartments in our multi-family residential properties could limit the amount of rent we are able to collect, which could have a material adverse effect on our adjusted EBITDA and our ability to fully take advantage of the investments that we are making in our properties. In addition, there can be no assurances that changes to rent stabilization laws, such as those proposed by New York City’s Mayor De Blasio, will not have a similar or greater negative impact on our ability to collect rents.

As we increase rents and improve our properties, we could become the target of public scrutiny and investigations similar to the public scrutiny and investigations that other apartment landlords in Brooklyn and other neighborhoods in the New York metropolitan area have experienced, which could lead to negative publicity and require that we expend significant resources to defend ourselves, all of which could adversely affect our operating results and our ability to pay distributions to our stockholders.

Other apartment landlords in gentrifying neighborhoods in Brooklyn and other parts of the New York metropolitan area have come under public scrutiny, and in a few cases have been the subject of civil and criminal investigations, for their alleged treatment of tenants who cannot afford the rent increases that often result from neighborhood gentrification and landlord improvements to properties. It is possible that we or members of our management team could come under similar public scrutiny or become the target of similar investigations regardless of whether we have done anything wrong, which could lead to negative publicity and require that we expend significant resources to defend ourselves, all of which could adversely affect our operating results and our ability to pay distributions to our stockholders.

We may be unable to identify and successfully complete acquisitions and, even if acquisitions are identified and completed, we may fail to successfully operate acquired properties, which could adversely affect us and impede our growth.

Our ability to identify and acquire properties on favorable terms and successfully develop, redevelop and/or operate them may be exposed to significant risks. Agreements for the acquisition of properties are subject to customary conditions to closing, including completion of due diligence investigations and other conditions that are not within our control, which may not be satisfied. In this event, we may be unable to complete an acquisition after incurring certain acquisition-related costs. In addition, if mortgage debt is unavailable at reasonable rates, we may be unable to finance the acquisition on favorable terms in the time period we desire, or at all. We may spend more than budgeted to make necessary improvements or renovations to acquired properties and may not be able to obtain adequate insurance coverage for new properties. Further, acquired properties may be located in new markets where we may face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures. We may also be unable to integrate new acquisitions into our existing operations quickly and efficiently, and as a result, our results of operations and financial condition could be adversely affected. Any delay or failure on our part to identify, negotiate, finance and consummate such acquisitions in a timely manner and on favorable terms, or operate acquired properties to meet our financial expectations, could impede our growth and have an adverse effect on us, including our financial condition, results of operations, cash flow and the market value of our common stock.

Should we decide at some point in the future to expand into new markets, we may not be successful, which could adversely affect our financial condition, results of operations, cash flow and market value of our common stock.

If opportunities arise, we may explore acquisitions of properties in new markets. Each of the risks applicable to our ability to acquire and integrate successfully and operate properties in our current markets is also applicable in new markets. In addition, we will not possess the same level of familiarity with the dynamics and market conditions of the new markets we may enter, which could adversely affect the results of our expansion into those markets, and we may be unable to build a significant market share or achieve our desired return on our investments in new markets. If we are unsuccessful in expanding into new markets, it could adversely affect our financial condition, results of operations, cash flow, the market value of our securities and ability to satisfy our principal and interest obligations and to make distributions to our stockholders.

We may acquire properties or portfolios of properties through tax-deferred contribution transactions, which could result in stockholder dilution and limit our ability to sell such assets.

In the future we may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for partnership interests in our operating partnership, which may result in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require that we agree to protect the contributors’ ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell an asset at a time, or on terms, that would be favorable absent such restrictions.

We may experience a decline in the fair value of our assets, which may have a material impact on our financial condition, liquidity and results of operations and adversely impact the market value of our common stock.

A decline in the fair market value of our assets may require us to recognize an other-than-temporary impairment against such assets under GAAP if we were to determine that we do not have the ability and intent to hold any assets in unrealized loss positions to maturity or for a period of time sufficient to allow for recovery to the amortized cost of such assets. In such event, we would recognize unrealized losses through earnings and write down the amortized cost of such assets to a new cost basis, based on the fair value of such assets on the date they are considered to be other-than-temporarily impaired. Such impairment charges reflect non-cash losses at the time of recognition; subsequent disposition or sale of such assets could further affect our future losses or gains, as they are based on the difference between the sale price received and adjusted amortized cost of such assets at the time of sale, which may adversely affect our financial condition, liquidity and results of operations.

From time to time, we may enter into joint venture relationships or other arrangements regarding the joint ownership of property. Our investments in and through such arrangements could be adversely affected by our lack of sole decision-making authority regarding major decisions, our reliance on our joint venture partners’ financial condition, any disputes that may arise between us and our joint venture partners and our exposure to potential losses from the actions of our joint venture partners. Risks associated with joint venture arrangements may include but are not limited to the following:

•	Our joint venture partners might experience financial distress, become bankrupt or fail to fund their share of required capital contributions, which may delay construction or development of a property or increase our financial commitment to the joint venture;

•	We may be responsible to our partners for indemnifiable losses;

•	Our joint venture partners may have business interests or goals with respect to a property that conflict with our business interests and goals, which could increase the likelihood of disputes regarding the ownership, management or disposition of the property;

•	We may be unable to take actions that are opposed by our joint venture partners under arrangements that require us to share decision-making authority over major decisions affecting the ownership or operation of the joint venture and any property owned by the joint venture, such as the sale or financing of the property or the making of additional capital contributions for the benefit of the property;

•	Our joint venture partners may take actions that we oppose;

•	Our ability to sell or transfer our interest in a joint venture to a third party without prior consent of our joint venture partners may be restricted;

•	We may disagree with our joint venture partners about decisions affecting a property or a joint venture, which could result in litigation or arbitration that increases our expenses, distracts our officers and directors and disrupts the day-to-day operations of the property, including by delaying important decisions until the dispute is resolved;

•	We may suffer losses as a result of actions taken by our joint venture partners with respect to our joint venture investments; and

•	In the event that we obtain a minority position in a joint venture, we may not have significant influence or control over such joint venture or the performance of our investment therein.

If there is a transfer of a controlling interest in any of our properties (or in the entities through which we hold our properties), including as a result of the private offering, an initial public offering, issuances of our common stock in exchange for class B LLC units pursuant to the exchange right granted to holders of class B LLC units, sales of class B LLC units by the holders thereof or the issuance of LLC interests to our operating partnership in connection with the private offering or a subsequent offering of our stock, or as a result of any of those transfers being aggregated, we may be obligated to pay New York City and New York State transfer tax based on the fair market value of the New York City and/or New York State real property transferred.

Subject to certain exceptions, New York City and New York State impose a tax on the transfer of New York City and/or New York State real property or the transfer of a controlling interest in New York City and/or New York State real property, generally at a current combined rate of 3.025% of the fair market value of the New York City and/or New York State real property. A direct or indirect transfer of a 50% or greater interest in any of our properties (or in the entities that own our properties) generally would constitute a transfer of a controlling interest in real property. Certain aggregation rules apply in determining whether a transfer of a controlling interest has occurred. For example, transfers made within a three year period generally are presumed to be aggregated. Therefore, a transfer of a controlling interest could occur as a result of the combination of one or more of the private offering, an initial public offering, other offerings of common stock by us resulting of an increase in our investment in the entities that own our properties, issuances of our common stock to our continuing investors in exchange for class B LLC units pursuant to the exchange right granted to holders of class B LLC units, sales of class B LLC units by the holders thereof, the issuance of LLC interests to our operating partnership in connection with the private offering or a subsequent offering of our stock, or as a result of any combination of such transfers being aggregated. In addition to any transfer tax that may be imposed upon us, we have agreed with our continuing investors to pay any such transfer taxes imposed upon a continuing investor as a result of the private offering and the related formation transactions (including subsequent issuances of additional LLC units or interests, issuances of OP units by the operating partnership or issuances of our common stock by the Company), issuances of our common stock in exchange for class B LLC units, dispositions of property by any LLC subsidiary, the issuance of LLC interests to our operating partnership in connection with the private offering, an initial public offering or a subsequent offering of our stock, or as a result of any combination of such transfers being aggregated. If a transfer of a controlling interest in an entity owning our properties occurs, New York City and/or New York State transfer tax could be payable based on the fair market value of the New York City and/or New York State property at the time of each such transfer (including any transfers that are treated as a part of the transfer of the controlling interest that occur prior to the transfer that caused the 50% threshold to be met). For example, if exchanges of class B LLC units resulted in our ownership of the entities that own our properties increasing to greater than 50%, we could be subject to New York City and New York State transfer tax at a current combined rate of 3.025% of the fair market value of the New York City and/or New York State real property. In addition, we may or may not be eligible to take advantage of the 50% reduction to the New York City and New York State transfer tax rates that could apply with respect to transfers of real property to certain REITs.

Risks Related to Our Business and Operations

Capital and credit market conditions may adversely affect our access to various sources of capital or financing and/or the cost of capital, which could affect our business activities, dividends, earnings and common stock price, among other things.

In periods when the capital and credit markets experience significant volatility, the amounts, sources and cost of capital available to us may be adversely affected. We primarily use third-party financing to fund acquisitions of properties and to refinance indebtedness as it matures. As of December 31, 2015, which gives effect to the private offering and the formation transactions, we had no corporate debt and $720.8 million in property-level debt. If sufficient sources of external financing are not available to us on cost effective terms, we could be forced to limit our acquisition, development and redevelopment activities and/or take other actions to fund our business activities and repayment of debt, such as selling assets, reducing our cash dividend or paying out less than 100% of our taxable income. To the extent that we are able and/or choose to access capital at a higher cost than we have experienced in recent years (reflected in higher interest rates for debt financing or a lower stock price for equity financing) our earnings per share and cash flow could be adversely affected. In addition, the price of our common stock may fluctuate significantly and/or decline in a high interest rate or volatile economic environment. If economic conditions deteriorate, the ability of lenders to fulfill their obligations under working capital or other credit facilities that we may have in the future may be adversely impacted.

The form, timing and/or amount of dividend distributions in future periods may vary and be affected by economic and other considerations.

The form, timing and/or amount of dividend distributions will be authorized at the discretion of our board of directors and will depend on actual cash from operations, our financial condition, capital requirements, the annual distribution requirements applicable to REITs under the Code and other factors as our board of directors may consider relevant. See “Distribution Policy.”

We may from time to time be subject to litigation that could have an adverse effect on our financial condition, results of operations, cash flow and trading price of our common stock.

We are a party to various claims and routine litigation arising in the ordinary course of business. Some of these claims or others to which we may be subject from time to time may result in defense costs, settlements, fines or judgments against us, some of which are not, or cannot be, covered by insurance. Payment of any such costs, settlements, fines or judgments that are not insured could have an adverse impact on our financial position and results of operations. In addition, certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely affect our results of operations and cash flow, expose us to increased risks that would be uninsured, and/or adversely affect our ability to attract officers and directors.

We may be subject to unknown or contingent liabilities related to properties or businesses that we acquire for which we may have limited or no recourse against the sellers.

Assets and entities that we have acquired or may acquire in the future may be subject to unknown or contingent liabilities for which we may have limited or no recourse against the sellers. Unknown or contingent liabilities might include liabilities for clean-up or remediation of environmental conditions, claims of tenants, vendors or other persons dealing with the acquired entities, tax liabilities and other liabilities whether incurred in the ordinary course of business or otherwise. In the future we may enter into transactions with limited representations and warranties or with representations and warranties that do not survive the closing of the transactions or that only survive for a limited period, in which event we would have no or limited recourse against the sellers of such properties. While we usually require the sellers to indemnify us with respect to breaches of representations and warranties that survive, such indemnification is often limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on losses.

As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that we may incur with respect to liabilities associated with acquired properties and entities may exceed our expectations, which may adversely affect our business, financial condition, results of operations and cash flow. Finally, indemnification agreements between us and the sellers typically provide that the sellers will retain certain specified liabilities relating to the assets and entities acquired by us. While the sellers are generally contractually obligated to pay all losses and other expenses relating to such retained liabilities, there can be no guarantee that such arrangements will not require us to incur losses or other expenses as well.

We depend on key personnel, including David Bistricer, our Chief Executive Officer, Lawrence Kreider, our Chief Financial Officer, JJ Bistricer, our Chief Operating Officer, and Jacob Schwimmer, our Chief Property Management Officer, and the loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners and existing and prospective industry participants, which could negatively affect our financial condition, results of operations, cash flow and market value of our common stock.

There is substantial competition for qualified personnel in the real estate industry and the loss of our key personnel could have an adverse effect on us. Our continued success and our ability to manage anticipated future growth depend, in large part, upon the efforts of key personnel, particularly David Bistricer, our Chief Executive Officer, who has extensive market knowledge and relationships and exercises substantial influence over our acquisition, development, redevelopment, financing, operational and disposition activities. Among the reasons that David Bistricer is important to our success is that he has a reputation that attracts business and investment opportunities and assists us in negotiations with financing sources and industry personnel. If we lose his services, our business and investment opportunities and our relationships with such financing sources and industry personnel would diminish.

Our other senior executives, Lawrence Kreider, our Chief Financial Officer, JJ Bistricer, our Chief Operating Officer, and Jacob Schwimmer, our Chief Property Management Officer, also have extensive experience and strong reputations in the real estate industry, which aid us in identifying or attracting investment opportunities and negotiating with sellers of properties. The loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners and industry participants, which could negatively affect our financial condition, results of operations, cash flow and market value of our common stock.

Breaches of our data security could adversely affect our business, including our financial performance and reputation.

We collect and retain certain personal information provided by our tenants and employees. While we have implemented a variety of security measures to protect the confidentiality of this information and periodically review and improve our security measures, we can provide no assurance that we will be able to prevent unauthorized access to this information. Any breach of our data security measures and/or loss of this information may result in legal liability and costs (including damages and penalties) that could adversely affect our business, including our financial performance and reputation.

Our subsidiaries may be prohibited from making distributions and other payments to us.

All of our properties are owned indirectly by our LLC subsidiaries, and substantially all of our operations are conducted by our operating partnership. As a result, we depend on distributions and other payments from our operating partnership and LLC subsidiaries in order to satisfy our financial obligations and make payments to our investors. The ability of our subsidiaries to make such distributions and other payments depends on their earnings and cash flow and may be subject to statutory or contractual limitations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Property-Level Debt.” As an equity investor in our subsidiaries, our right to receive assets upon their liquidation or reorganization will be effectively subordinated to the claims of their creditors. To the extent that we are recognized as a creditor of such subsidiaries, our claims may still be subordinate to any security interest in or other lien on their assets and to any of such subsidiaries’ debt or other obligations that are senior to our claims.

Risks Related to Our Organization and Structure

Our continuing investors hold shares of our special voting stock that entitle them to vote together with holders of our common stock on an as-exchanged basis, based on their ownership of class B LLC units in our predecessor entities.

Our continuing investors hold shares of our special voting stock, which generally allows them to vote together as a single class with holders of our common stock on all matters (other than matters considered at a special election meeting, the removal or reelection of directors initially elected at a special election meeting, the expansion of the size of the board of directors and amendments to certain provisions of our charter and bylaws relating to any special election meeting or the vote required to amend such provisions) brought before our common stockholders, including the election of directors, on an as-exchanged basis, as if our continuing investors had exchanged their class B LLC units in our predecessor entities and shares of our special voting stock for shares of our common stock. In addition, several continuing investors own shares of our common stock. See “Security Ownership of Certain Beneficial Owners and Management.” As a result, our continuing investors are generally entitled to exercise 74.3% of the voting power in our company, as of the date of this prospectus. In particular, as of the date of this prospectus, David Bistricer is entitled to exercise 12.2% of the voting power in our company, Jacob Schwimmer is entitled to exercise 5.8% of the voting power in our company and Sam Levinson is entitled to exercise 22.3% of the voting power in our company. Even though none of our continuing investors is, by himself or together with his affiliates, entitled to exercise a majority of the total voting power in our company, for so long as any continuing investor continues to be entitled to exercise a significant percentage of our voting power, our continuing investors are generally able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval, and have significant influence with respect to our management, business plans and policies, including appointing and removing our officers, issuing additional shares of our common stock and other equity securities, paying dividends, incurring additional debt, making acquisitions, selling properties or other assets, acquiring or merging with other companies and undertaking other extraordinary transactions. In any of these matters, any of our continuing investors may have interests that differ or conflict with the interests of our other stockholders, and they may exercise their voting power in a manner that is not consistent with the interests of other stockholders. For so long as our continuing investors continue to own shares of our stock entitling them to exercise a significant percentage of our voting power, the concentration of voting power in our continuing investors may discourage unsolicited acquisition proposals and may delay, defer or prevent any change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest.

The ability of stockholders to control our policies and effect a change of control of our company is limited by certain provisions of our charter and bylaws and by Maryland law.

Certain provisions in our charter and bylaws may discourage a third party from making a proposal to acquire us, even if some of our stockholders might consider the proposal to be in their best interests. These provisions include the following:

•	Our continuing investors hold shares of our special voting stock and shares of our common stock that generally entitle them to exercise 74.3% of the voting power in our company, as of the date of this prospectus, including in connection with a merger or other acquisition of our company or a change in the composition of our board of directors. As a result, our continuing investors as a group or individually could delay, defer or prevent any change of control of our company and, as a result, adversely affect our stockholders’ ability to realize a premium for their shares of common stock.

•	Our charter authorizes our board of directors to, without common stockholder approval, amend our charter to increase or decrease the aggregate number of our authorized shares of stock, to authorize us to issue additional shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock. We believe these charter provisions provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional authorized shares of our common stock, are available for issuance without further action by our common stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not currently intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests.

•	In order to qualify as a REIT, among other reasons, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by or for five or fewer individuals (as defined in the Code to include certain entities such as private foundations) at any time during the last half of any taxable year (beginning with our second taxable year as a REIT). In order to help us qualify as a REIT, among other reasons, our charter generally prohibits any person or entity from owning or being deemed to own by virtue of the applicable constructive ownership provisions, more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our common stock or 9.8% of the aggregate value of all our outstanding stock. We refer to these restrictions as the “ownership limit.” The ownership limit may prevent or delay a change in control and, as a result, could adversely affect our stockholders’ ability to realize a premium for their shares of our common stock.

•	The provisions in our charter regarding the removal of directors and the advance notice provisions of our bylaws, among others, could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest.

In addition, certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including the Maryland business combination and control share provisions. See “Certain Provisions of Maryland Law and Clipper Realty’s Charter and Bylaws.”

•	The “business combination” provisions of the MGCL, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of our then-outstanding voting shares or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then-outstanding voting shares) or an affiliate of an interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder and, thereafter, imposes special appraisal rights and supermajority stockholder approval requirements on these combinations. As permitted by the MGCL, our board of directors has adopted a resolution exempting any business combinations between us and any other person or entity from the business combination provisions of the MGCL, if such business combination is approved by our board of directors, including a majority of our directors who are not affiliated or associated with the interested stockholder.

•	The “control share” provisions of the MGCL provide that “control shares” of a Maryland corporation (defined as shares which, when aggregated with all other shares controlled by the stockholder (except solely by virtue of a revocable proxy), entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (or the direct or indirect acquisition of ownership or control of control shares) have no voting rights unless approved by a supermajority vote our stockholders excluding the acquirer of control shares, our officers and our directors who are also our employees. As permitted by the MGCL, our bylaws contain a provision exempting from the control share acquisition provisions of the MGCL any and all acquisitions by any person of shares of our stock.

•	Title 3, Subtitle 8 of the MGCL permits our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain takeover defenses, including adopting a classified board. Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then current market price.

Each item discussed above may delay, deter or prevent a change in control of our company, even if a proposed transaction is at a premium over the then-current market price for our common stock. Further, these provisions may apply in instances where some stockholders consider a transaction beneficial to them. As a result, our stock price may be negatively affected by these provisions.

Our board of directors may change our policies without stockholder approval.

Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our board of directors or those committees or officers to whom our board of directors may delegate such authority. Our board of directors will also establish the amount of any dividends or other distributions that we may pay to our stockholders. Our board of directors or the committees or officers to which such decisions are delegated have the ability to amend or revise these and our other policies at any time without stockholder approval. For example, we have established a policy for our target leverage ratio in a range of 45% to 55%. Under the policy, our leverage ratio may be greater than or less than the target range from time to time and our board of directors may amend our target leverage ratio range at any time without stockholder approval. Accordingly, while not intending to do so, we may adopt policies that may have an adverse effect on our financial condition and results of operations.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions that you do not believe are in your best interests.

Maryland law generally provides that a director has no liability in that capacity if he or she satisfies his or her duties to us. As permitted by the MGCL, our charter eliminates the liability of our directors and officers to us and our stockholders for money damages to the maximum extent permitted by Maryland law. Under current Maryland law and our charter, our directors and officers do not have any liability to us or our stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

In addition, our charter authorizes us to agree to indemnify our present and former directors and officers for liability and expenses arising from actions taken by them in those and other capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each present and former director or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party or witness by reason of his or her service to us in those and other capacities. We may be obligated to pay or reimburse the defense costs incurred by our present and former directors and officers without requiring a preliminary determination of their ultimate entitlement to indemnification. Indemnification agreements that we have entered into with our directors and executive officers also require us to indemnify such directors and executive officers for actions taken by them in those and certain other capacities to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist. Accordingly, in the event that actions taken by any of our directors or officers impede the performance of our company, your ability to recover damages from such director or officer will be limited.

Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of OP units and of LLC units in our predecessor entities, which may impede business decisions that could benefit our stockholders.

Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any of its partners or our predecessor entities and their members, on the other. Our directors and officers have duties to our company under Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, and our operating partnership, as managing member of our predecessor entities, have fiduciary duties and obligations to our operating partnership and its limited partners and our predecessor entities and their members under Delaware and New York law, the partnership agreement of our operating partnership in connection with the management of our operating partnership, and the limited liability company agreements of our predecessor entities in connection with the management of those entities. Our fiduciary duties and obligations as the general partner of our operating partnership and managing member of our predecessor entities may come into conflict with the duties of our directors and officers to our company. We have adopted policies that are designed to eliminate or minimize certain potential conflicts of interest, and the members of our predecessor entities have agreed that, in the event of a conflict in the duties owed by us to our stockholders and the fiduciary duties owed by our operating partnership, in its capacity as managing member of our predecessor entities, to such members, we may give priority to the separate interests of our company or our stockholders, including with respect to tax consequences to limited partners, LLC members, assignees or our stockholders. Nevertheless, the duties and obligations of the general partner of our operating partnership and the duties and obligations of the managing member of our predecessor entities may come into conflict with the duties of our directors and officers to our company and our stockholders.

Our charter contains a provision that expressly permits certain of our directors and officers to compete with us.

Our directors and officers have outside business interests and may compete with us for investments in properties and for tenants. There is no assurance that any conflicts of interest created by such competition will be resolved in our favor. Our charter provides that we renounce any interest or expectancy in, or right to be offered or to participate in, any business opportunity identified in any investment policy or agreement with any of our directors or officers unless the policy or agreement contemplates that the director or officer must present, communicate or offer such business opportunity to us. We have adopted an Investment Policy that provides that our directors and officers, including David Bistricer, Sam Levinson, JJ Bistricer and Jacob Schwimmer, are not required to present certain identified investment opportunities to us, including assets located outside the New York metropolitan area, for-sale condominium or cooperative conversions, developments projects, projects that would require us to obtain guarantees from third parties or to backstop obligations of other parties, and land acquisitions. As a result, except to the extent that our officers and directors must present certain identified business opportunities to us, our officers and directors have no duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we or our subsidiaries engage or propose to engage or to refrain from otherwise competing with us. These individuals also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. These provisions may limit our ability to pursue business or investment opportunities that we might otherwise have had the opportunity to pursue, which could have an adverse effect on our financial condition, our results of operations, our cash flow, the market value of our common stock and our ability to meet our debt obligations and to pay dividends to our stockholders.

The consideration given by us in exchange for our interest in the predecessor entities in connection with the formation transactions may have exceeded their fair market value.

We have not obtained any third-party appraisals of the properties in which we have invested in connection with the formation transactions. As a result, the value that forms the basis for the consideration given by us for our interest in the predecessor entities may have exceeded the fair market value of those properties owned by such entities.

We may have assumed unknown liabilities in connection with the formation transactions, which, if significant, could adversely affect our business.

As part of the formation transactions, we acquired indirect interests in the properties and assets of our predecessor entities, subject to existing liabilities, some of which may have been unknown at the time the private offering was consummated. As part of the formation transactions, each of the predecessor entities made limited representations, warranties and covenants to us regarding the predecessor entities and their assets. Because many liabilities, including tax liabilities, may not have been identified, we may have no recourse for such liabilities. Any unknown or unquantifiable liabilities to which the properties and assets previously owned by our predecessor entities are subject could adversely affect the value of those properties and as a result adversely affect us. See “—Risks Related to Real Estate —We may become subject to liability relating to environmental and health and safety matters, which could have an adverse effect on us, including our financial condition and results of operations” as to the possibility of undisclosed environmental conditions potentially affecting the value of the properties in our portfolio.

The terms of the formation transactions may not have been as favorable to us as if all of the terms were negotiated at arm’s length.

Certain of our directors and executive officers, including David Bistricer, our Co-Chairman and Chief Executive Officer and Sam Levinson, our Co-Chairman and the head of our Investment Committee, own interests, directly or indirectly, in our predecessor entities that own properties included in the Company’s initial portfolio of properties and as such had interests in the formation transactions. As a result, the terms of the formation transactions may not have been as favorable to us as if all of the terms were negotiated at arm’s length.

We may pursue less vigorous enforcement of terms of employment agreements with certain of our executive officers which could negatively impact our stockholders.

Upon completion of the private offering, certain of our executive officers, including David Bistricer, Lawrence Kreider, JJ Bistricer and Jacob Schwimmer, entered into employment agreements with us. We may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationships with members of our senior management or our board of directors and their affiliates, with possible negative impact on stockholders. Moreover, these agreements were not negotiated at arm’s length and in the course of structuring the formation transactions, certain of our executive officers had the ability to influence the types and level of benefits that they receive from us under these agreements.

David Bistricer, our Co-Chairman and Chief Executive Officer, and Sam Levinson, our Co-Chairman and the Head of the Investment Committee, have outside business interests that will take their time and attention away from us, which could materially and adversely affect us. In addition, notwithstanding the Investment Policy, members of our senior management may in certain circumstances engage in activities that compete with our activities or in which their business interests and ours may be in conflict.

Our Co-Chairman and Chief Executive Officer, David Bistricer, our Co-Chairman and the Head of the Investment Committee, Sam Levinson, and other members of our senior management team continue to own interests in properties and businesses that were not contributed to us in the formation transactions. For instance, each of David Bistricer, our Co-Chairman and Chief Executive Officer, and JJ Bistricer, our Chief Operating Officer, is an officer of Clipper Equity and each of Sam Levinson, our Co-Chairman and the Head of our Investment Committee, and Jacob Schwimmer, our Chief Property Management Officer, has ownership interests in Clipper Equity. Clipper Equity owns interests in and controls and manages entities that own interests in multi-family and commercial properties in the New York metropolitan area.

We have adopted an Investment Policy that provides that our directors and officers, including David Bistricer, Sam Levinson, JJ Bistricer and Jacob Schwimmer, are not required to present certain identified investment opportunities to us, including assets located outside the New York metropolitan area, for-sale condominium or cooperative conversions, developments projects, projects that would require us to obtain guarantees from third parties or to backstop obligations of other parties, and land acquisitions. As a result, except to the extent that our officers and directors must present certain identified business opportunities to us, our officers and directors have no duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we or our subsidiaries engage or propose to engage or to refrain from otherwise competing with us, and therefore may compete with us for investments in properties and for tenants. These individuals also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

We and members of our senior management may also determine to enter into joint ventures or co-investment relationships with respect to one or more properties. As a result of the foregoing, there may at times be a conflict between the interests of members of our senior management and our business interests. Further, although David Bistricer, JJ Bistricer and Jacob Schwimmer will devote such portion of their business time and attention to our business as is appropriate and will be compensated on that basis, under their employment agreements, they will also devote substantial time to other business and investment activities.

We may experience conflicts of interest with certain of our directors and officers and significant stockholders as a result of their tax positions.

We have entered into a tax protection agreement with our continuing investors pursuant to which we have agreed to indemnify the continuing investors against certain tax liabilities incurred during the 8-year period following the private offering (or with respect to item (iv) below, certain tax liabilities resulting from certain transfers occurring during the 8-year period following the private offering) if those tax liabilities result from (i) the sale, transfer, conveyance or other taxable disposition of any of the properties of our LLC subsidiaries, (ii) any of Renaissance, Berkshire or Gunki LLC failing to maintain a level of indebtedness allocable for U.S. federal income tax purposes to any of the continuing investors such that any of the continuing investors is allocated less than a specified minimum indebtedness in each such LLC subsidiary (in order to comply with this requirement, (1) Renaissance needs to maintain approximately $101.3 million of indebtedness, (2) Berkshire needs to maintain approximately $125.8 million of indebtedness and (3) Gunki needs to maintain approximately $34.4 million of indebtedness), (iii) in a case that such level of indebtedness cannot be maintained, failing to make available to such a continuing investor the opportunity to execute a guarantee of indebtedness of the LLC subsidiary meeting certain requirements that would enable the continuing investor to continue to defer certain tax liabilities, or (iv) the imposition of New York City or New York State real estate transfer tax liability imposed upon a continuing investor as a result of the formation transactions, private offering, an initial public offering and/or certain subsequent transactions (including subsequent issuances of additional LLC units or interests, issuances of OP units by the operating partnership, issuances of common stock by Clipper Realty, issuances of common stock in exchange for class B LLC units or dispositions of property by any LLC subsidiary), or as a result of any of those transfers being aggregated. We estimate that had all of their assets subject to the tax protection agreement been sold in a taxable transaction immediately after the private offering, the amount of our LLC subsidiaries’ indemnification obligations (based on then current tax rates and the valuations of our assets based on the private offering price of $13.50 per share, and including additional payments to compensate the indemnified continuing investors for additional tax liabilities resulting from the indemnification payments) would have been approximately $364.9 million. In addition, we estimate that if New York City or New York State real estate transfer taxes had been imposed on our continuing investors, the maximum amount of our LLC subsidiaries’ indemnification obligations pursuant to the tax protection agreement in respect of New York City or New York State real estate transfer tax liability (based on then current tax rates and the valuations of our assets based on the private offering price of $13.50 per share, and including additional payments to compensate the indemnified continuing investors for additional tax liabilities resulting from the indemnification payments) would have been approximately $74.9 million (although the amount may be significantly less). We do not presently intend to sell or take any other action that would result in a tax protection payment with respect to the properties covered by the tax protection agreement. David Bistricer and Sam Levinson may influence us to not sell or refinance certain properties, even if such sale or refinancing might be financially advantageous to our stockholders, in order for them to avoid realizing built-in gains. Alternatively, to avoid realizing such built-in gains they may have to agree to additional reimbursements or guarantees involving additional financial risk.

In addition, David Bistricer and Sam Levinson may be subject to tax on a disproportionately large amount of the built-in gain that would be realized upon the sale of certain properties. David Bistricer and Sam Levinson may therefore influence us to not sell certain properties, even if such sale might be financially advantageous to our stockholders, or to enter into tax deferred exchanges with the proceeds of such sales when such a reinvestment might not otherwise be in our best interest, as they may wish to avoid realization of their share of the built-in gains in those properties.

Our tax protection agreement could limit our ability to sell or otherwise dispose of certain properties including through condominium or cooperative conversions.

In connection with the formation transactions, we entered into a tax protection agreement pursuant to which we agreed to indemnify the continuing investors against certain tax liabilities incurred during the 8-year period following the private offering (or with respect to certain transfers occurring during the 8-year period following the private offering) if those tax liabilities result from the sale, transfer, conveyance or other taxable disposition of any of the properties of our LLC subsidiaries. Therefore, although it may be in our stockholders’ best interests that we sell one of these properties or convert all or a portion of the property into a condominium or cooperative and sell condominium or cooperative units, it may be economically prohibitive for us to do so because of these obligations.

Deficiencies in our internal controls over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

Effective internal controls are necessary for us to accurately report our financial results. There can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. In connection with the audit of our Predecessor’s historical financial statements, our registered independent public accounting firm identified certain significant deficiencies in our internal controls over financial reporting and we are taking steps to remediate them. As we grow our business, our internal controls will become more complex, and we may require significantly more resources to ensure our internal controls remain effective. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations that could require a restatement, failing to meet our reporting obligations and causing investors to lose confidence in our reported financial information. These events could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

Risks Related to Our Indebtedness and Financing

We have a substantial amount of indebtedness that may limit our financial and operating activities and may adversely affect our ability to incur additional debt to fund future needs.

As of December 31, 2015, we had approximately $720.8 million of total indebtedness, all of which was property-level debt.

Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties, fully implement our capital expenditure, acquisition and redevelopment activities, or meet the REIT distribution requirements imposed by the Code. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

•	require us to dedicate a substantial portion of cash flow from operations to the payment of principal, and interest on, indebtedness, thereby reducing the funds available for other purposes;

•	make it more difficult for us to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to meet operational needs;

•	force us to dispose of one or more of our properties, possibly on unfavorable terms (including the possible application of the 100% tax on income from prohibited transactions, discussed below in “Material U.S. Federal Income Tax Consequences”) or in violation of certain covenants to which we may be subject;

•	subject us to increased sensitivity to interest rate increases;

•	make us more vulnerable to economic downturns, adverse industry conditions or catastrophic external events;

•	limit our ability to withstand competitive pressures;

•	limit our ability to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	reduce our flexibility in planning for or responding to changing business, industry and economic conditions; and/or

•	place us at a competitive disadvantage to competitors that have relatively less debt than we have.

If any one of these events were to occur, our financial condition, results of operations, cash flow and trading price of our common stock could be adversely affected. Furthermore, foreclosures could create taxable income without accompanying cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code.

Our tax protection agreement requires our operating partnership to maintain certain debt levels that otherwise would not be required to operate our business.

Under our tax protection agreement, we provide that our LLC subsidiaries will maintain a certain level of indebtedness and, in the case that level of indebtedness cannot be maintained, we are required to provide our continuing investors the opportunity to guarantee debt. If we fail to maintain such debt levels, or fail to make such opportunities available, we will be required to deliver to each such continuing investor a cash payment intended to approximate the continuing investor’s tax liability resulting from our failure and the tax liabilities incurred as a result of such tax protection payment. We agreed to these provisions in order to assist our continuing investors in deferring the recognition of taxable gain as a result of and after the formation transactions. These obligations require us to maintain more or different indebtedness than we would otherwise require for our business.

We may be unable to refinance current or future indebtedness on favorable terms, if at all.

We may not be able to refinance existing debt on terms as favorable as the terms of existing indebtedness, or at all, including as a result of increases in interest rates or a decline in the value of our portfolio or portions thereof. If principal payments due at maturity cannot be refinanced, extended or paid with proceeds from other capital transactions, such as new equity capital, our operating cash flow will not be sufficient in all years to repay all maturing debt. As a result, certain of our other debt may cross default, we may be forced to postpone capital expenditures necessary for the maintenance of our properties, we may have to dispose of one or more properties on terms that would otherwise be unacceptable to us or we may be forced to allow the mortgage holder to foreclose on a property. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Property-Level Debt.” We also may be forced to limit distributions and may be unable to meet the REIT distribution requirements imposed by the Code. Foreclosure on mortgaged properties or an inability to refinance existing indebtedness would likely have a negative impact on our financial condition and results of operations and could adversely affect our ability to make distributions to our stockholders.

We may not have sufficient cash flow to meet the required payments of principal and interest on our debt or to pay distributions on our common stock at expected levels.

In the future, our cash flow could be insufficient to meet required payments of principal and interest or to pay distributions on our shares at expected levels. In this regard, we note that in order for us to qualify as a REIT, we are required to make annual distributions generally equal to at least 90% of our taxable income, computed without regard to the dividends paid deduction and excluding net capital gain. In addition, as a REIT, we will be subject to U.S. federal income tax to the extent that we distribute less than 100% of our taxable income (including capital gains) and will be subject to a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than a minimum amount specified by the Code. These requirements and considerations may limit the amount of our cash flow available to meet required principal and interest payments.

If we are unable to make required payments on indebtedness that is secured by a mortgage on our property, the asset may be transferred to the lender with a consequent loss of income and value to us, including adverse tax consequences related to such a transfer.

Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt.

Incurring mortgage and other secured debt obligations increases our risk of property losses because defaults on indebtedness secured by property may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could adversely affect the overall value of our portfolio of properties. For tax purposes, a foreclosure of any of our properties that is subject to a nonrecourse mortgage loan would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder our ability to meet the distribution requirements applicable to REITs under the Code.

Our debt agreements include restrictive covenants and default provisions which could limit our flexibility, our ability to make distributions and require us to repay the indebtedness prior to its maturity.

The mortgages on our properties contain customary negative covenants that, among other things, limit our ability, without the prior consent of the lender, to further mortgage the property and to reduce or change insurance coverage. As of December 31, 2015, we had $720.8 million of combined property mortgages and other secured debt. Additionally, our debt agreements contain customary covenants that, among other things, restrict our ability to incur additional indebtedness and, in certain instances, restrict our ability to engage in material asset sales, mergers, consolidations and acquisitions, and restrict our ability to make capital expenditures. These debt agreements, in some cases, also subject us to guarantor and liquidity covenants. Some of our debt agreements contain certain cash flow sweep requirements and mandatory escrows, and our property mortgages generally require certain mandatory prepayments upon disposition of underlying collateral. Early repayment of certain mortgages may be subject to prepayment penalties.

Variable rate debt is subject to interest rate risk that could increase our interest expense, increase the cost to refinance and increase the cost of issuing new debt.

As of December 31, 2015, $515 million of our outstanding consolidated debt was subject to instruments which bear interest at variable rates, and we may also borrow additional money at variable interest rates in the future. Unless we have made arrangements that hedge against the risk of rising interest rates, increases in interest rates would increase our interest expense under these instruments, increase the cost of refinancing these instruments or issuing new debt, and adversely affect cash flow and our ability to service our indebtedness and make distributions to our stockholders, which could adversely affect the market price of our common stock. Based on our aggregate variable rate debt outstanding as of December 31, 2015, an increase of 100 basis points in interest rates would result in a hypothetical increase of approximately $5 million in interest expense on an annual basis, without giving effect to the formation transactions. The amount of this change includes the benefit of swaps and caps we currently have in place.

Hedging activity may expose us to risks, including the risks that a counterparty will not perform and that the hedge will not yield the economic benefits we anticipate, which could adversely affect us.

We may, in a manner consistent with our qualification as a REIT, seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements that involve risk, such as the risk that counterparties may fail to honor their obligations under these arrangements, and that these arrangements may not be effective in reducing our exposure to interest rate changes. Moreover, there can be no assurance that our hedging arrangements will qualify for hedge accounting or that our hedging activities will have the desired beneficial impact on our results of operations. Should we desire to terminate a hedging agreement, there could be significant costs and cash requirements involved to fulfill our obligations under the hedging agreement. Failure to hedge effectively against interest rate changes may adversely affect our results of operations.

When a hedging agreement is required under the terms of a mortgage loan, it is often a condition that the hedge counterparty maintains a specified credit rating. With the current volatility in the financial markets, there is an increased risk that hedge counterparties could have their credit rating downgraded to a level that would not be acceptable under the loan provisions. If we were unable to renegotiate the credit rating condition with the lender or find an alternative counterparty with an acceptable credit rating, we could be in default under the loan and the lender could seize that property through foreclosure, which could adversely affect us.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code limit our ability to hedge our liabilities. Generally, income from a hedging transaction we enter into either to manage risk of interest rate changes with respect to borrowings incurred or to be incurred to acquire or carry real estate assets, or to manage the risk of currency fluctuations with respect to any item of income or gain (or any property which generates such income or gain) that constitutes “qualifying income” for purposes of the 75% or 95% gross income tests applicable to REITs, does not constitute “gross income” for purposes of the 75% or 95% gross income tests, provided that we properly identify the hedging transaction pursuant to the applicable sections of the Code and Treasury regulations. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both gross income tests. As a result of these rules, we may need to limit our use of otherwise advantageous hedging techniques or implement those hedges through a TRS. The use of a TRS could increase the cost of our hedging activities (because our TRS would be subject to tax on income or gain resulting from hedges entered into by it) or expose us to greater risks than we would otherwise want to bear. In addition, net losses in any of our TRSs will generally not provide any tax benefit except for being carried forward for use against future taxable income in the TRSs.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes, which could reduce the basis of a stockholder’s investment in shares of our common stock and may trigger taxable gain.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of our distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our distributions for a year exceeds our current and accumulated earnings and profits for that year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares. See “Material U.S. Federal Income Tax Consequences.”

Risks Related to Our Status as a REIT

Although provisions of the Code generally relevant to an investment in shares of our common stock are described in “Material U.S. Federal Income Tax Consequences,” you should consult your tax advisor concerning the effects of U.S. federal, state, local and foreign tax laws to you with regard to an investment in shares of our common stock.

Failure to qualify or to maintain our qualification as a REIT would have significant adverse consequences to the value of our common stock.

We intend to elect and to qualify to be treated as a REIT commencing with our first taxable year ended December 31, 2015. The Code generally requires that a REIT distribute at least 90% of its taxable income (without regard to the dividends paid deduction and excluding net capital gains) to stockholders annually, and a REIT must pay tax at regular corporate rates to the extent that the REIT distributes less than 100% of its taxable income (including capital gains) in a given year. In addition, a REIT is required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions the REIT makes in a calendar year are less than the sum of 85% of the REIT’s ordinary income, 95% of the REIT’s capital gain net income and 100% of the REIT’s undistributed income from prior years. To avoid entity-level U.S. federal income and excise taxes, we anticipate distributing at least 100% of our taxable income.

We believe that we are organized, have operated and will continue to operate in a manner that will allow us to qualify as a REIT commencing with our first taxable year ended December 31, 2015. However, we cannot assure you that we are organized, have operated and will continue to operate as such. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Code as to which there may only be limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. We have not requested and do not intend to request a ruling from the Internal Revenue Service, or the IRS, that we qualify as a REIT. Moreover, in order to qualify as a REIT, we must meet, on an ongoing basis, various tests regarding the nature and diversification of our assets and our income, the ownership of our outstanding stock and the amount of our distributions. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT gross income and quarterly asset requirements also depends upon our ability to manage successfully the composition of our gross income and assets on an ongoing basis. Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT for U.S. federal income tax purposes or the U.S. federal income tax consequences of such qualification. Accordingly, it is possible that we may not meet the requirements for qualification as a REIT.

If, with respect to any taxable year, we fail to maintain our qualification as a REIT, we would not be allowed to deduct distributions to stockholders in computing our taxable income. If we were not entitled to relief under the relevant statutory provisions, we would also be disqualified from treatment as a REIT for the four subsequent taxable years. If we fail to qualify as a REIT, we would be subject to entity-level income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate tax rates. As a result, the amount available for distribution to holders of our common stock would be reduced for the year or years involved, and we would no longer be required to make distributions. In addition, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and adversely affect the value of our common stock.

If our special voting stock and the class B LLC units are treated as a single stock interest in the Company, we could fail to qualify as a REIT.

We believe that the special voting stock and class B LLC units will be treated as separate interests in the Company and its predecessor entities, respectively. However, no assurance can be given that the IRS will not argue, or that a court would not find or hold, that the special voting stock and the class B LLC units should be treated as a single stock interest in the Company for U.S. federal income tax purposes. If the special voting stock and class B LLC units were treated as a single stock interest in the Company, it is possible that more than 50% in value of the outstanding stock of the Company could be treated as held by five or fewer individuals. In such a case, we could be treated as “closely held” and we could therefore fail to qualify as a REIT. Such failure would have significant adverse consequences. See “—Failure to qualify or to maintain our qualification as a REIT would have significant adverse consequences to the value of our common stock” above.

We may owe certain taxes notwithstanding our qualification as a REIT.

Even if we qualify as a REIT, we will be subject to certain U.S. federal, state and local taxes on our income and property, on taxable income that we do not distribute to our stockholders, on net income from certain “prohibited transactions,” and on income from certain activities conducted as a result of foreclosure. We may, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain our qualification as a REIT. In addition, we may provide services that are not customarily provided by a landlord, hold properties for sale and engage in other activities through TRSs (as defined under “Material U.S. Federal Income Tax Consequences—Taxation of the Company as a REIT—Requirements for Qualification—Taxable REIT Subsidiaries”) and the income of those subsidiaries will be subject to U.S. federal income tax at regular corporate rates.

Dividends payable by REITs generally do not qualify for reduced tax rates.

The maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. stockholders that are individuals, trusts and estates generally is 20% (plus a 3.8% Medicare tax discussed below under “Material U.S. Federal Income Tax Consequences”). Dividends payable by REITs, however, are generally not eligible for the reduced rates and therefore may be subject to a 39.6% (plus 3.8% Medicare tax) maximum U.S. federal income tax rate on ordinary income when paid to such stockholders. Although the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates or are otherwise sensitive to these lower rates to perceive investments in REITs to be relatively less attractive than investments in the stock of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

Complying with the REIT requirements may cause us to forego otherwise attractive opportunities or liquidate certain of our investments.

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may be required to make distributions to our stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may, for instance, hinder our ability to make certain otherwise attractive investments or undertake other activities that might otherwise be beneficial to us and our stockholders, or may require us to borrow or liquidate investments in unfavorable market conditions and, therefore, may hinder our investment performance.

As a REIT, at the end of each calendar quarter, at least 75% of the value of our assets must consist of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than cash, cash items, government securities, securities issued by a TRS and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than cash, cash items, government securities, securities issued by a TRS and qualified real estate assets) can consist of the securities of any one issuer, no more than 20% of the value of our total securities can be represented by securities of one or more TRSs (25% for taxable years ending on or before December 31, 2017), and no more than 25% of the value of our total assets may consist of “nonqualified” debt instruments issued by publicly offered REITs. After meeting these requirements at the close of a calendar quarter, if we fail to comply with these requirements at the end of any subsequent calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification. As a result, we may be required to liquidate from our portfolio otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

We may be subject to a 100% penalty tax on any prohibited transactions that we enter into, or may be required to forego certain otherwise beneficial opportunities in order to avoid the penalty tax on prohibited transactions.

If we are found to have held, acquired or developed property primarily for sale to customers in the ordinary course of business, we may be subject to a 100% “prohibited transactions” tax under U.S. federal tax laws on the gain from disposition of the property unless the disposition qualifies for one or more safe harbor exceptions for properties that have been held by us for at least two years and satisfy certain additional requirements (or the disposition is made through a TRS and, therefore, is subject to corporate U.S. federal income tax).

Under existing law, whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances. We intend to hold, and, to the extent within our control, to have any joint venture to which our operating partnership is a partner hold, properties for investment with a view to long-term appreciation, to engage in the business of acquiring, owning, operating and developing the properties, and to make sales of our properties and other properties acquired subsequent to the date hereof as are consistent with our investment objectives. Based upon our investment objectives, we believe that overall, our properties should not be considered property held primarily for sale to customers in the ordinary course of business. However, it may not always be practical for us to comply with one of the safe harbors, and, therefore, we may be subject to the 100% penalty tax on the gain from dispositions of property if we otherwise are deemed to have held the property primarily for sale to customers in the ordinary course of business.

The potential application of the prohibited transactions tax could cause us to forego potential dispositions of other property or to forego other opportunities that might otherwise be attractive to us, or to hold investments or undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred. For example, we anticipate that we would have to conduct any condominium or cooperative conversion of our Tribeca properties and 141 Livingston Street property through a TRS.

REIT distribution requirements could adversely affect our liquidity and adversely affect our ability to execute our business plan.

In order to maintain our qualification as a REIT and to meet the REIT distribution requirements, we may need to modify our business plans. Our cash flow from operations may be insufficient to fund required distributions, for example, as a result of differences in timing between our cash flow, the receipt of income for GAAP purposes and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves, payment of required debt service or amortization payments, or the need to make additional investments in qualifying real estate assets. The insufficiency of our cash flow to cover our distribution requirements could require us to (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be invested in future acquisitions or capital expenditures or used for the repayment of debt, (iv) pay dividends in the form of “taxable stock dividends” or (v) use cash reserves, in order to comply with the REIT distribution requirements. As a result, compliance with the REIT distribution requirements could adversely affect the market value of our common stock. The inability of our cash flow to cover our distribution requirements could have an adverse impact on our ability to raise short- and long-term debt or sell equity securities. In addition, if we are compelled to liquidate our assets to repay obligations to our lenders or make distributions to our stockholders, we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as property held primarily for sale to customers in the ordinary course of business.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we will not be allowed a deduction for dividends paid to stockholders in computing our taxable income and will be subject to U.S. federal income tax at regular corporate rates and state and local taxes, which may have adverse consequences on our total return to our stockholders.

Our ability to provide certain services to our tenants may be limited by the REIT rules, or may have to be provided through a TRS.

As a REIT, we generally cannot provide services to our tenants other than those that are customarily provided by landlords, nor can we derive income from a third party that provides such services. If we forego providing such services to our tenants, we may be at a disadvantage to competitors who are not subject to the same restrictions. However, we can provide such non-customary services to tenants or share in the revenue from such services if we do so through a TRS, though income earned through the TRS will be subject to corporate income taxes. Clipper TRS will provide certain services at our properties.

Although our use of TRSs may partially mitigate the impact of meeting certain requirements necessary to maintain our qualification as a REIT, there are limits on our ability to own TRSs, and a failure to comply with the limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT’s assets may consist of securities of one or more TRSs (25% for taxable years ending on or before December 31, 2017). In addition, rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are treated as not being conducted on an arm’s-length basis.

Clipper TRS and any other TRSs that we form will pay U.S. federal, state and local income tax on the TRS’ taxable income, and the TRSs’ after-tax net income will be available for distribution to us but is not required to be distributed to us unless necessary to maintain our REIT qualification. Although we will monitor the aggregate value of the securities of such TRSs and intend to conduct our affairs so that such securities will represent less than 20% of the value of our total assets, there can be no assurance that we will be able to comply with the TRS limitation in all market conditions.

Possible legislative, regulatory or other actions could adversely affect our stockholders and us.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect our stockholders or us. In recent years, many such changes have been made and changes are likely to continue to occur in the future. We cannot predict whether, when, in what form, or with what effective dates, tax laws, regulations and rulings may be enacted, promulgated or decided, which could result in an increase in our, or our stockholders’, tax liability or require changes in the manner in which we operate in order to minimize increases in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income and/or be subject to additional restrictions. These increased tax costs could, among other things, adversely affect our financial condition, the results of operations and the amount of cash available for the payment of dividends. Stockholders are urged to consult with their own tax advisors with respect to the impact that recent legislation may have on their investment and the status of legislative, regulatory or administrative developments and proposals and their potential effect on their investment in our shares.

Our property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow.

Even if we qualify as a REIT for U.S. federal income tax purposes, we will be required to pay state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. Therefore, the amount of property taxes we pay in the future may increase substantially from what we have paid in the past and such increases may not be covered by tenants pursuant to our lease agreements. If the property taxes we pay increase, our financial condition, results of operations, cash flow, per share trading price of our common stock and our ability to satisfy our principal and interest obligations and to make distributions to our stockholders could be adversely affected.

Risks Related to Ownership of Our Common Stock

A trading market for our common stock may never develop or be sustained.

Although we intend to apply to list our common stock on the NYSE, even if such application is approved, an active trading market for our common stock may not develop on that exchange or elsewhere, or, if developed, that market may not be sustained. Accordingly, if an active trading market for our common stock does not develop or is not sustained, the liquidity of our common stock, your ability to sell your shares of common stock when desired and the prices that you may obtain for your shares of common stock will be adversely affected.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

Even if an active trading market develops for our common stock, the market price of our common stock may be highly volatile and subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. The market price of our common stock may fluctuate or decline significantly in the future.

Our financial performance, government regulatory action, tax laws, interest rates and market conditions in general could have a significant impact on the future market price of our common stock. Some of the factors that could negatively affect or result in fluctuations in the market price of our common stock include:

•	actual or anticipated variations in our quarterly or annual operating results;

•	increases in market interest rates that lead purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key personnel;

•	actions by stockholders;

•	speculation in the press or investment community;

•	general market, economic and political conditions, including an economic slowdown or dislocation in the global credit markets;

•	our operating performance and the performance of other similar companies;

•	negative publicity regarding us specifically or our business lines generally;

•	changes in accounting principles; and

•	passage of legislation or other regulatory developments that adversely affect us or our industry.

Broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including in recent months. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

There are restrictions on ownership and transfer of our common stock.

To assist us in qualifying as a REIT, among other purposes, our charter generally limits beneficial ownership by any person to no more than 9.8% in value or number of shares, whichever is more restrictive, of our outstanding shares of any class or series of our common stock or 9.8% of the aggregate value of all our outstanding stock. In addition, our charter contains various other restrictions on the ownership and transfer of shares of our stock. See “Description of Share Capital — Restrictions on Ownership and Transfer.” As a result, an investor that purchases shares of our common stock in this offering may not be able to readily resell such common stock.

Future sales of our common stock or other securities convertible into our common stock could cause the market value of our common stock to decline and could result in dilution of your shares.

Our board of directors is authorized, without approval of our common stockholders, to cause us to issue additional shares of our stock or to raise capital through the issuance of preferred stock, options, warrants and other rights on terms and for consideration as our board of directors in its sole discretion may determine. Sales of substantial amounts of our common stock will dilute your ownership and could cause the market price of our common stock to decrease significantly. We cannot predict the effect, if any, of future sales of our common stock, or the availability of our common stock for future sales, on the value of our common stock. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect the market price of our common stock.

In addition, our operating partnership may issue additional OP units and our LLC subsidiaries may issue additional LLC units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our operating partnership and/or LLC subsidiaries and would have a dilutive effect on the amount of distributions made to us by our operating partnership and/or our operating partnership by our LLC subsidiaries and, therefore, the amount of distributions we can make to our stockholders. Any such issuances, or the perception of such issuances, could materially and adversely affect the market price of our common stock.

Upon an initial public offering, we intend to file a registration statement on Form S-8 to register 1,350,000 shares of our common stock for issuance to our employees, consultants and non-employee directors pursuant to the Clipper Realty Inc. 2015 Omnibus Incentive Plan and the Clipper Realty Inc. 2015 Non-Employee Director Plan. We may increase the number of shares registered for this purpose from time to time. Once we register these shares, they generally will be able to be sold to the public market upon issuance.

Future offerings of debt securities or preferred stock, which would rank senior to our common stock upon our bankruptcy liquidation, and future offerings of equity securities that may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to raise additional capital by making offerings of debt securities or additional offerings of equity securities, including preferred stock. Upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to pay a dividend or other distribution to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our common stock in this offering bear the risk of our future offerings reducing the market price of our common stock and diluting their ownership interest in our company.

We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, an extended transition period for complying with new or revised accounting standards and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

As a public company, we will incur additional costs and face increased demands on our management.

As a public company with shares listed on a U.S. exchange, we will need to comply with an extensive body of regulations that did not apply to us previously, including provisions of the Sarbanes-Oxley Act, regulations of the SEC and requirements of the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, particularly after we are no longer an emerging growth company. In addition, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance coverage. We cannot predict or estimate the amount of additional costs we may incur as a result of these requirements or the timing of such costs.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenues, income and capital spending. Our forward-looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “intend,” “anticipate,” “potential,” “plan,” “goal” or other words that convey the uncertainty of future events or outcomes. The forward-looking statements in this prospectus speak only as of the date of this prospectus; we disclaim any obligation to update these statements unless required by law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including those discussed under “Risk Factors” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, contingencies and uncertainties include, but are not limited to, the following:

•	market and economic conditions affecting occupancy levels, rental rates, the overall market value of our properties, our access to capital and the cost of capital and our ability to refinance indebtedness;

•	economic or regulatory developments in New York City;

•	the single government tenant in our commercial buildings may suffer financial difficulty;

•	our ability to control operating costs to the degree anticipated;

•	the risk of damage to our properties, including from severe weather, natural disasters, climate change, and terrorist attacks;

•	risks related to financing, cost overruns, and fluctuations in occupancy rates and rents resulting from development or redevelopment activities;

•	concessions or significant capital expenditures that may be required to attract and retain tenants;

•	the relative illiquidity of real estate investments;

•	competition affecting our ability to engage in investment and development opportunities or attract or retain tenants;

•	unknown or contingent liabilities in properties acquired in formative and future transactions;

•	changes in rent stabilization regulations or claims by tenants in rent-stabilized units that their rents exceed specified maximum amounts under current regulations;

•	the possible effects of departure of key personnel in our management team on our investment opportunities and relationships with lenders and prospective business partners;

•	conflicts of interest faced by members of management relating to the acquisition of assets and the development of properties, which may not be resolved in our favor;

•	a transfer of a controlling interest in any of our properties may obligate us to pay transfer tax based on the fair market value of the real property transferred;

•	a trading market for our common stock may never develop or be sustained;

•	the market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders;

•	future sales of our common stock or other securities convertible into our common stock could cause the market value of our common stock to decline and could result in dilution;

•	failure to qualify or remain qualified as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to holders of our stock;

•	our common stock may be less attractive to investors given that we have reduced disclosure and governance requirements as “emerging growth company”; and

•	as a public company, we will incur additional costs and face increased demands on our management.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. However, we have agreed to pay all expenses relating to the registration of the shares, other than any brokers’ or underwriters’ discounts and commissions.

DISTRIBUTION POLICY

There is no guarantee that we will make quarterly cash distributions to holders of our common stock. We may make distributions only when, as and if authorized by our board of directors from funds legally available for distribution. Our cash distribution policy may be changed at any time and is subject to certain restrictions, including the following:

•	we may lack sufficient cash to pay distributions on shares of our common stock for a number of reasons, including as a result of increases in our operating or general and administrative expenses, principal and interest payments on our debt, working capital requirements or cash needs;

•	our ability to make cash distributions to holders of our common stock depends on the performance of our subsidiaries and their ability to distribute cash to us and on the performance of our properties and tenants; and

•	the ability of our subsidiaries to make distributions to us may be restricted by, among other things, covenants in the debt that they have issued or my issue in the future.

As described below, U.S. federal income tax law requires that we distribute annually at least 90% of our taxable income (without regard to the dividends paid deduction and excluding net capital gains). As a result, we expect to generally distribute a significant percentage of our available cash to holders of our common stock. Therefore, our growth may not be as fast as businesses that reinvest most or all of their cash to expand ongoing operations. We expect that we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities to fund our acquisitions and capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional shares of common stock, our operating partnership issues operating partnership units (“OP units”) or our existing or new LLC subsidiaries issue LLC units in connection with any acquisitions or other transactions, the payment of distributions on those additional securities may increase the risk that we will be unable to maintain or increase our distribution level.

On December 4, 2015 and March 11, 2016, we paid a cash dividend of $0.043333 per share (totaling $494,976) and $0.065 per share (totaling $742,469), respectively. Any future distributions we make will be at the discretion of our board of directors and will be dependent upon a number of factors, including prohibitions or restrictions under financing agreements or applicable law and other factors described below.

We cannot assure you that our board of directors will not change our distribution policy in the future. Any distributions we pay in the future will depend upon our actual results of operations, liquidity, cash flows, financial condition, economic conditions, debt service requirements and other factors that could differ materially from our current expectations. Our actual results of operations, liquidity, cash flows and financial condition will be affected by a number of factors, including the revenue we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our ability to pay dividends and make other distributions to our stockholders, please see “Risk Factors.”

U.S. federal income tax law requires that a REIT distribute annually at least 90% of its taxable income (without regard to the dividends paid deduction and excluding net capital gains) and that it pay U.S. federal income tax at regular corporate rates to the extent that it distributes annually less than 100% of its taxable income (including capital gains). In addition, a REIT is required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. For more information, please see “Material U.S. Federal Income Tax Consequences.” We anticipate that our cash available for distribution will be sufficient to enable us to meet the annual distribution requirements applicable to REITs and to avoid or minimize the imposition of U.S. federal income and excise taxes. However, under some circumstances, we may be required to pay distributions in excess of cash available for distribution in order to meet these distribution requirements or to avoid or minimize the imposition of tax, and we may need to borrow funds or dispose of assets to make such distributions.

It is possible that, at least initially, our distributions will exceed our then current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Therefore, a portion of our distributions may represent a return of capital for U.S. federal income tax purposes. That portion of our distributions in excess of our current and accumulated earnings and profits will not be taxable to a taxable U.S. stockholder under current U.S. federal income tax law to the extent that portion of our distributions do not exceed the stockholder’s adjusted tax basis in the stockholder’s common stock, but rather will reduce the adjusted basis of the common stock. As a result, the gain recognized on a subsequent sale of that common stock or upon our liquidation will be increased (or a loss decreased) accordingly. To the extent those distributions exceed a taxable U.S. stockholder’s adjusted tax basis in his or her common stock, they generally will be treated as a capital gain realized from the taxable disposition of those shares. The percentage of our stockholder distributions that exceeds our current and accumulated earnings and profits may vary substantially from year to year. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see “Material U.S. Federal Income Tax Consequences.”

SELECTED HISTORICAL FINANCIAL DATA

The Predecessor to Clipper Realty Inc. is a combination of four limited liability companies, including one formed in 2014 in connection with the acquisition of a property on December 15, 2014. The Predecessor does not represent a legal entity. The limited liability companies that comprise the Predecessor are under common control. In connection with the formation transactions on August 3, 2015, we contributed the net proceeds of the private offering to Clipper Realty, L.P., our operating partnership subsidiary, in exchange for units in the operating partnership, and the operating partnership in turn contributed such net proceeds to the limited liability companies that comprise the Predecessor in exchange for class A LLC units in such limited liability companies.

As more fully described elsewhere, on December 15, 2014, the Predecessor acquired the properties at 50 Murray Street and 53 Park Place in the Tribeca neighborhood of Manhattan, New York (the “Tribeca properties”). See “Our Business and Properties—Description of Our Properties.” As of December 31, 2015, the properties owned by the Predecessor consist of four properties (collectively, the “Properties”):

•	Tribeca properties in Manhattan, comprising two buildings, one with 21 stories and one with 12 stories containing residential and retail space with an aggregate of approximately 480,000 square feet of residential rental GLA and 77,236 of rental retail and parking GLA.

•	Flatbush Gardens in Brooklyn, comprised of a 59 building multi-family housing complex with approximately 2,496 rentable units;

•	141 Livingston Street in Brooklyn, a 15-story office building with approximately 216,073 square feet of GLA; and

•	250 Livingston Street in Brooklyn, a 12-story office and residential building with approximately 294,378 square feet of GLA.

Following completion of its formation, the operations of the Company have been carried on primarily through the operating partnership. The Company intends to elect to be taxed as and qualify as a REIT under Sections 856 through 860 of the Code. The Company will be the sole general partner of the operating partnership and the operating partnership is the sole managing member of the limited liability companies that comprise the Predecessor.

The following table shows selected consolidated financial data for the Predecessor for the periods indicated. You should read the selected historical financial data in conjunction with the more detailed information contained in the financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus. As disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Significant Accounting Policies,” real estate assets held for investment are carried at historical cost.

The Company’s and its Predecessor’s historical consolidated and combined balance sheet data as of December 31, 2015 and 2014 and the consolidated and combined statement of operations data for the years ended December 31, 2015 and 2014 have been derived from historical financial statements audited by our independent auditors, whose report with respect thereto is included elsewhere in this prospectus.

	Years Ended December 31,
	2015	2014
Consolidated Statement of Operations (in thousands):
Residential rental income	$60,981	$32,096
Commercial rental income	17,256	12,382
Tenant recoveries	3,477	2,415
Garage and other income	2,513	1,037
Total revenues	84,227	47,930
Operating expenses
Property operating expenses	22,534	19,831
Real estate taxes and insurance	14,926	6,560
General and administrative	5,668	2,358
Acquisition costs	75	326
Depreciation and amortization	12,521	4,472
Total operating expenses	55,724	33,547
Income from operations	28,503	14,383
Interest expense, net	(36,703)	(9,145)
Net (loss) income	$(8,200)	$5,238
Net loss attributable to Predecessor and non-controlling interests	6,835
Net (loss) attributable to common stockholders	$(1,365)
Basic and diluted income (loss) per share	$(0.12)
Weighted average per share / Class B LLC unit information:
Common shares outstanding	11,423
OP units outstanding	26,317
Diluted shares outstanding	37,740
Cash flow data
Operating activities	9,440	7,472
Investing activities	(9,025)	(226,822)
Financing activities	115,760	224,707
Non GAAP measures
FFO (1)	$4,321	$9,710
Adjusted AFFO (1)	9,172	7,940
Adjusted EBITDA (2)	$41,531	$18,482
Balance sheet data
Investment in real estate, net	$726,107	$728,744
Cash and cash equivalents	125,332	9,157
Restricted cash	9,962	5,876
Total assets	888,421	780,108
Notes payable	720,743	721,480
Total liabilities	742,044	742,911
Stockholders’ equity	44,303	37,197
Total equity	$146,377	$37,197
Property related data (unaudited)
Residential property rentable square feet
Flatbush Gardens	1,734	1,734
% occupied	96.2%	94.4%
Tribeca properties	479	479
% occupied	83.5%	94.5%
250 Livingston Street	27	27
% occupied	94.4%	90.0%
Commercial and retail property rentable square feet
141 Livingston Street (2015 data remeasured)	216	159
% occupied	100.0%	100.0%
250 Livingston Street (2015 data remeasured)	353	268
% occupied	99.7%	99.7%
50 Murray Street properties	78	78
% occupied	95.9%	95.9%

(1)	FFO and AFFO do not measure whether cash flow is sufficient to fund all of our cash needs, including principal amortization, capital improvements and distributions to stockholders. FFO and AFFO do not represent cash flows from operating, investing or financing activities as defined by GAAP. Further, FFO and AFFO as disclosed by other REITs might not be comparable to our calculation of FFO. For a further discussion about our use of FFO as a non-GAAP financial measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Funds from Operations and Adjusted Funds from Operations.”

The following table sets forth a reconciliation of FFO for the periods presented to net loss before allocation to non-controlling interests, as computed in accordance with GAAP (amounts in thousands):

	Years Ended December 31,
	2015	2014
FFO
Net (loss) income before allocation to non-controlling interests	$(8,200)	$5,238
Real estate depreciation and amortization	12,521	4,472
FFO	$4,321	$9,710

AFFO
FFO	$4,321	$9,710
Amortization of in-place and origination lease costs
Real estate tax intangible amortization	1,328	238
Amortization of below-market leases	(1,714)	(1,450)
Straight-line rent adjustment	109	513
Amortization of debt origination costs	6,036	704
Interest rate cap mark-to-market	522	49
Amortization of LTIP awards	709	-
Recurring capital spending	(2,139)	(1,824)
AFFO	$9,172	$7,940

(2)	We believe that Adjusted EBITDA is a useful measure of our operating performance. We define Adjusted EBITDA as net (loss) income before allocation to non-controlling interests plus real estate depreciation and amortization, real estate tax intangible amortization, interest expense, net, and acquisition costs. Other REITs may use different methodologies for calculating Adjusted EBITDA, and accordingly, our Adjusted EBITDA may not be comparable to other REITs. We believe that this measure provides an operating perspective not immediately apparent from GAAP operating income or net income. We use Adjusted EBITDA to evaluate our performance because Adjusted EBITDA allows us to evaluate the operating performance of our company because it measures the core operations of property performance and administrative expenses available for debt service and captures trends in rental housing and property operating expenses. However, Adjusted EBITDA should only be used as an alternative measure of our financial performance. For a further discussion about our use of Adjusted EBITDA as a non-GAAP financial measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Adjusted earnings before interest, income taxes, depreciation, amortization and stock based compensation.”

The following table reconciles Adjusted EBITDA to net (loss) income before allocation to non-controlling interests (amounts in thousands):

	Years Ended December 31,
	2015	2014
Adjusted EBITDA
Net (loss) income before allocation to non-controlling interests	$(8,200)	$5,238
Depreciation and amortization	12,521	4,472
Amortization of real estate tax intangible	1,328	238
Amortization of below-market leases	(1,714)	(1,450)
Straight-line rent adjustment	109	513
Amortization of LTIP awards	709	–
Interest expense, net	36,703	9,145
Acquisition costs	75	326
Adjusted EBITDA	$41,531	$18,482

PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated and combined financial information of Clipper Realty Inc. as of and for the year ended December 31, 2015 has been derived from the historical financial statements of the Company and our Predecessor included in this prospectus.

Our pro forma condensed consolidated/combined statements of operations reflect for the year ended December 31, 2015 adjustments to our historical financial data to give effect to the formation transactions, the private offering (including distributions and contributions and the resulting use of proceeds of the private offering), the probable acquisition of the Aspen property and additional borrowings as if each had occurred on January 1, 2015.

We have based our unaudited pro forma adjustments upon available information and assumptions that we consider reasonable. Our unaudited pro forma condensed combined financial information is not necessarily indicative of what our actual financial position or results of operations would have been as of and for the year ended December 31, 2015, nor does it purport to represent our future financial position or results of operations.

You should read our unaudited pro forma condensed combined financial information, together with the notes thereto, in conjunction with the more detailed information contained in our consolidated and combined audited historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus. As disclosed herein under “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Significant Accounting Policies,” real estate assets held for investment are carried at historical cost.

Clipper Realty Inc.

Pro Forma Consolidated Balance Sheet
as of December 31, 2015
(in thousands)

	Historical	Acquisition of Aspen Property		Pro Forma
Assets
Investment in real estate
Land and improvements	$384,437	$44,899	(1)	$429,335
Building and improvements	376,225	46,731	(1)	422,956
Tenant improvements	2,525			2,525
Furniture, fixtures and equipment	7,592			7,592
Total Investment in real estate	770,779	91,630		862,408
Accumulated depreciation	(44,672)			(44,672)
Investment in real estate, net	726,107	91,630		817,736

Cash and cash equivalents	125,332	(103,000	)(1)	90,332
		68,000	(2)
Restricted cash	9,962			9,962
Accounts receivable	1,476			1,476
Deferred rent receivable	3,881			3,881
Deferred costs and intangible assets, net	12,570	12,451	(1)	27,022
		2,000	(2)
Prepaid expense and other assets	9,093			9,093

Total assets	$888,421	$71,081		$959,502

Liabilities and Stockholders’ Equity
Mortgage notes payable	$720,743	$70,000	(2)	$790,743
Accounts payable and accrued liabilities	5,326			5,326
Security deposits	5,558			5,558
Below-market leases	7,848	1,081	(1)	8,928
Other Liabilities	2,569			2,569

Total liabilities	742,044	71,081		813,125

Stockholders’ equity
Common stock	114	-		114
Additional paid in capital	46,049	-		46,049
Retained earnings	(1,860)			(1,860)
Total stockholders’ equity	44,303	-		44,303
Non-controlling interests	102,074			102,074
Total equity	146,377	-		146,377

Total liabilities and stockholders’ equity	$888,421	$71,081		$959,502

(1) Purchase price of probable Aspen property acquisition allocated on a preliminary basis as follows:

	Amortization Period in Years
Land		$44,898
Building	30	46,731
Below market leases	10	(1,080)
Leases in place	3	2,000
Lease origination costs	3	1,000
Real estate tax abatements	10	9,451
		$103,000

(2) Mortgage debt incurred in the acquisition of Aspen on an estimated basis and based on executed term sheet.

	Term in Years	Rate	Balance
Mortgage debt	12	3.88%	70,000

Estimated cost of debt for fees, appraisal, recording, professional, taxes			2,000

Clipper Realty Inc.

Unaudited Pro Forma Condensed Statement of Operations

for the year ended December 31, 2015

(in thousands)

	Historical		Aspen Acquisition		Offering		Pro Forma
Revenues
Residential rental income	$60,981		$5,107	(1)			$66,088
Commercial rental income	17,256		933	(1)			18,297
			108	(2)
Tenant recoveries	3,477						3,514
Garage and other income	2,513		37	(1)			2,896
			383	(1)			–
Total revenues	84,227		6,568		–		90,795

Operating Expenses							–
Property operating expenses	22,534		1,572				24,106
Real estate taxes and insurance	14,926		234				16,105
			945	(2)
General and administrative	5,668		–		992	(4)	6,910
					250	(5)
Acquisition costs	75		–				75
Depreciation and amortization	12,521		2,558	(2)			15,079
Total operating expenses	55,724		5,309		1,242		62,275

Income from operations	28,503		1,259		(1,242)		28,520

Interest expense	(36,703	)(1)	(2,713	)(3)	–		(39,582)
			(167	)(3)
Net (loss) before allocation to non-controlling interests	(8,200)		(1,621)		(1,242)		(11,062)

Net loss attributable to predecessor	3,690		–		(3,690	)(6)	–

Net loss attributable to non-controlling interests	3,145		–		4,569		7,714

Net (loss) available to common stockholders	$(1,365)		$(1,621)		$(363)		$(3,348)

Basic and fully diluted (loss) per share	$(0.12)						$(0.29)

Weighted average per share / OP Unit information:
Common shares outstanding	11,423						11,423
OP units outstanding	26,317						26,317
	37,740						37,740

(1)	Represents pro forma results of the potential Aspen acquisition on revenues and operating expenses excluding depreciation and amortization.

(2)	Represents pro forma depreciation and amortization of preliminary allocation of purchase price to identifiable assets and liabilities as follows:

	Amortization Period		Amortization
Building	30	46,731	1,558
Below-market leases	10	(1,080)	(108)
Leases in place	3	2,000	667
Lease origination costs	3	1,000	333
Real estate tax abatements	10	9,451	945

(3)	Interest and debt cost amortization on mortgage debt incurred in the acquisition of Aspen on a preliminary estimated basis:

	Term in Years		Balance	Expense
Mortgage debt	12	3.88%	70,000	2,713
Estimated cost of debt for fees, appraisal, recording, professional, taxes				167

(4)	Represents a full year of compensation expense from the issuance of $5,557 of LTIP units to management, certain other non-management employees and Sam Levinson, a non-employee director, that vest over three years, and the issuance of LTIP units to the other non-employee directors that vest over one year issued at formation.

(5)	We expect to incur incremental general and administrative expenses following the private offering and us becoming a public company with shares listed on a U.S. exchange, including expenses associated with annual and quarterly reporting, tax return preparation and distribution expenses, compliance expenses, director and officer compensation expenses, independent auditor fees, legal fees, registrar and transfer agent fees, director and officer liability insurance expenses, annual and quarterly SEC reporting, Sarbanes-Oxley Act compliance expenses, expenses associated with listing on the NYSE and investor relation expenses.

(6)	Represents the effects of the formation transactions and issuance of our common stock and Class B LLC units as if they occurred at the beginning of 2015.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the more detailed information set forth under the caption “Selected Historical and Pro Forma Financial Data,” and in our audited financial statements and the related notes thereto appearing elsewhere in this prospectus. The financial statements for periods and as of dates prior to the formation transactions represent consolidated historical financials of the Predecessor.

Overview of Our Company

We are a self-administered and self-managed real estate company that acquires, owns, manages, operates and repositions multi-family residential and commercial properties in the New York metropolitan area, with an initial portfolio in Manhattan and Brooklyn. The Company was formed to continue and expand the commercial real estate business of the Predecessor. Our primary focus is to continue to own, manage and operate our initial portfolio and to acquire and reposition additional multi-family residential and commercial properties in the New York metropolitan area. The Company has been organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax law and expects to elect to be treated as a REIT commencing with the taxable year ended December 31, 2015. Clipper Realty was formed on July 7, 2015. On August 3, 2015, we closed a private offering of shares of our common stock, in which we raised net proceeds of approximately $130.2 million. In connection with the private offering, we consummated a series of investment and other formation transactions that were designed, among other things, to enable us to qualify as a REIT for U.S. federal income tax purposes and we expect to elect to be treated as a REIT commencing with the taxable year ended December 31, 2015.

The Company owns:

•	two residential/retail rental properties at 50 Murray Street and 53 Park Place in the Tribeca neighborhood of Manhattan;

•	one residential property complex in the East Flatbush neighborhood of Brooklyn consisting of 59 buildings; and

•	two primarily commercial properties in Downtown Brooklyn (one of which includes 36 residential apartment units).

In addition, on January 4, 2016, the Company entered into an agreement to purchase a 232 residential unit building with approximately 16,000 square feet of retail for approximately $103 million (to be funded from the remaining net proceeds from the private offering). These properties are located in the most densely populated major city in the United States, each with immediate access to mass transportation.

The Tribeca properties, purchased in December 2014, consist of two nearly adjacent properties in the Tribeca neighborhood of Manhattan. The Company manages the two related properties as a single unit and the residents of both properties share all services and amenities. They comprise approximately 480,000 square feet of leasable area with 505 residential apartment units and approximately 77,200 square feet of retail space (comprising approximately 53,000 square feet of street-level and mezzanine-level retail space and an externally managed garage).

•	As of March 1, 2016, the residential apartment units, featuring ceilings as high as 11 feet and extensive amenities, are approximately 87% occupied at an average rental rate of approximately $65 per square foot. The retail space, which includes a premium fitness club, is fully occupied at an average rental rate of approximately $47.50 per square foot.

•	The Company’s primary goals for the residential portion of the Tribeca properties are to improve service levels and quality of finishes in the buildings commensurate with those expected by residents in the Tribeca neighborhood. We believe that accomplishing this, as well as managing the re-leasing process more efficiently than the prior owner, will position us to achieve the average rental rate of approximately $81 per square foot for comparable buildings in the Tribeca neighborhood as of March 8, 2016, according to Streeteasy listings.

•	We believe that our average rental rate of approximately $47.50 per square foot under in-place leases for the retail portion of the Tribeca properties is significantly below market for comparable retail properties, based on current leasing activity in the surrounding Tribeca submarket. For example, on July 1, 2015, we signed a lease for a 3,186 square foot street-level retail unit at our Tribeca properties providing for a rental rate of $140 per square foot, which is a 237% increase over the average rental rate under our existing retail leases. Similarly, according to a report by REBNY, the average asking retail rental rate in downtown Manhattan, which includes the Tribeca neighborhood, was $151 per square foot as of October 2015. Accordingly, we believe we will be able to significantly increase retail rental revenue from our Tribeca properties as in-place leases (which have a current average lease term of 8.4 years) expire over time and are re-leased at higher market rates.

•	In addition, we have the opportunity to monetize apartment units through conversion to for-sale condominium or cooperative units, which we believe would have a potential market value in excess of $2,100 per square foot based on Streeteasy listings for comparable buildings in the Tribeca neighborhood as of March 7, 2015. This value compares favorably to the December 2014 purchase price of approximately $998 per rentable square foot. Any sales of condominium or cooperative units would be conducted by a TRS, which would be subject to U.S. federal, state and local income tax on any gain from, and transfer tax from, the sale of the units.

The Flatbush Gardens property complex, purchased in September 2005, extends over 21.4 acres and consists of 59 primarily six-story buildings containing a total of approximately 1.7 million rentable square feet and 2,496 residential apartment units, and space for 187 vehicles in parking structures.

•	As of December 1, 2015, the property is approximately 96.2% occupied at an average rental rate of approximately $21 per square foot. The property is subject to rent stabilization, a form of New York City rent regulation that limits the amount of legally allowable rent increases. Current in-place rents are, on average, 18% lower than the legal maximum rent that may be charged pursuant to rent regulation. We believe this provides an opportunity to increase rents with increasing market rates before being limited by rent regulation.

•	Since acquisition in 2005, our management team has undertaken a renovation and repositioning strategy that has included upgrades to both the exterior and interior of the buildings. These have included replacements or upgrades to building systems and components, including elevators, boilers, roofs, parapets, facades, sidewalks and landscaping, as well as a refurbishing of apartment interiors on turnover of residents. As a result of our effort in managing the complex, including these upgrades, we have reduced outstanding New York City violations from over 8,000 at the time of the acquisition to approximately 493 currently, and substantially improved resident safety. In addition, our management team proactively attempts to remedy potential violations that are reported by residents. We have been able to consistently increase rents as a result of these efforts, as well as external market factors. Average rent per square foot increased from $18.88 (94.4% occupancy) at December 31, 2013 to $19.69 (95.6% occupancy) at December 31, 2014 to $20.63 (97.0% occupancy) at December 31, 2015 and $20.80 at March 1, 2016 (95.3% occupancy). Since acquisition in 2005, the average rent per square foot has risen from approximately $13.25 to approximately $20.80, a 57% increase. At the same time, we have been able to increase our Adjusted EBITDA from approximately $3.2 million in 2006 to approximately $9.2 million in 2014.

•	We estimate that approximately $18 million will be required to fund a comprehensive renovation and modernization program through the end of 2016, which may include restored, renovated, upgraded or new lobbies; elevator modernization; renovated public areas and bathrooms; refurbished or new windows; façade restorations; modernization of building-wide systems and enhanced landscaping. These improvements are designed to increase the overall value and attractiveness of the Flatbush Gardens complex and contribute to tenant repositioning efforts, which seek to increase occupancy, raise rental rates, increase aggregate rental revenue and improve tenant credit quality. We believe we will be able to continue to increase rents as leases expire and units are re-leased.

•	Flatbush Gardens is currently not built to its maximum floor-area ratio and thus, subject to various regulations and approvals, may have expansion potential.

The 141 Livingston Street property in the Downtown Brooklyn neighborhood, purchased in 2002 along with the below-mentioned 250 Livingston Street property, is a 15-story, 207,624 square foot GLA office building.

•	In December 2015, the property’s main commercial tenant, the City of New York, executed a new 10-year lease, with effect as of June 2014. Under the lease, the tenant has an option to terminate the lease after five years; however, if it decides to continue to occupy the building at that time, the rent will increase 25% beginning the sixth year of the lease.

•	The proposed agreement, as compared to the prior lease, increases rent by 82% per square foot and increases the rentable square feet by 37% (as a result of a building remeasurement), resulting in an overall annual increase in rental revenue of approximately 149%.

•	The lease imposes a requirement on us to refurbish the building’s air-conditioning system and other upgrades, which we estimate will cost a total of approximately $4.2 million.

The 250 Livingston Street property, purchased in 2002 along with the 141 Livingston Street property, is a 12-story commercial and residential building. It has 266,569 square feet GLA of office space and 36 residential apartment units totaling 26,815 square feet.

•	The property’s sole commercial tenant, the City of New York, has leases expiring at the end of 2016 (with respect to approximately 30% of total office space) and 2020 (with respect to the remaining approximately 70% of office space), with current lease rates that are approximately 50% of the rate recently negotiated at the 141 Livingston Street property with the same tenant. We have commenced a discussion with the City of New York regarding potential extensions or renewals, but there is no assurance that we will reach agreement with the City of New York on the extension or renewal of the leases for all or a portion of their office space. The leasable office space recently has been remeasured according to REBNY standards to approximately 354,000 square feet, an increase of approximately 33%, consistent with the remeasurement described above of the nearby 141 Livingston Street property, which features a similar class of office space. The Company believes that it could achieve an increase in revenue of up to approximately $2.6 million beginning 2017, representing up to a 70% increase over the income from operations from 250 Livingston Street in 2014, if it were to re-lease the approximately 30% of space to the City of New York at the lease rate achieved with the City of New York at 141 Livingston for the remeasured space.

•	To more fully optimize available space, from 2003 through 2013, we converted the top four floors of the building into 36 apartment units, which are 94% occupied at an average rental rate of approximately $47 per square foot, as of December 1, 2015.

As of March 1, 2016, we had approximately 177 employees who provide property management, maintenance, landscaping, construction management and accounting services.

How We Derive Our Revenue

Our revenue consists primarily of rents received from our residential, commercial and, to a lesser extent, retail properties.

Trends

During 2015, the Company’s properties generally experienced increasing demand. At the Company’s commercial property at 141 Livingston Street, in the Downtown Brooklyn neighborhood, the Company entered into a new lease in December 2015, effective as of June 2014 that provides for a 94% increase in rent per square foot and a 29% increase in rentable square feet through a remeasurement. At the Company’s nearby commercial property, also rented to the City of New York, leases expire in December 2016 and August 2020. At the Company’s Flatbush Gardens residential apartment complex, the Company increased average rent per square foot from $18.88 at December 31, 2013 to $19.69 at December 31, 2014, $20.63 at December 31, 2015 and $20.80 at March 1, 2016. The Company purchased the Tribeca properties in December 2014, and although operating the property for a short period of time, has increased average rent from $63.00 per square foot to $65.30 per square foot. No retail properties in these buildings have been subject to renewal.

Throughout 2015 and 2014, we have continued to benefit from lower interest rates. Our average interest rate as of December 31, 2015 is approximately 4.4% per annum. Short term interest rates continue to be at historically low levels and, as a result, we expect a continuation of favorable interest rates in the near term with rates rising as the economy improves.

Factors that May Influence Future Results of Operations

We derive approximately two-thirds our revenues from rents received from residents in our apartment rental properties and the remainder from commercial and retail rental customers. We believe we have expertise in operating, renovating and repositioning our properties. As we grow we will likely add personnel as necessary to provide outstanding customer service to our residents in order to maintain or increase occupancy levels at our apartment communities and to preserve the ability to increase rents. This is likely to result in an increase in our operating and general and administrative expenses.

A majority of the leases at our apartment communities are for approximately one-year terms, which generally enables us to seek increased rents upon renewal of existing leases or commencement of new leases. This may offset the potential adverse effect of inflation or deflation on rental income, although residents may leave without penalty at the end of their lease terms for any reason. Our ability to seek increased rents at our Flatbush Gardens property is limited, however, as a result of the rent stabilization laws and regulation of New York City. These generally limit the increase in rents we can charge at our Flatbush Gardens property upon lease renewal for approximately 47% of our tenants, effective September 2015, to 0% for a one year lease and 2% for a two year lease. They also limit the maximum rent we can charge at our Flatbush Gardens property on new leases although, on average, the maximum rent is approximately 30% above our actual average rental rates for such leases. There are no such rent stabilization restrictions at the Tribeca properties and the 250 Livingston Street property.

We also incur costs on turnover of residents when one resident moves out and we prepare the apartment for a new resident. The costs include the costs of repainting and repairing apartment units, replacing obsolete or damaged appliances and re-leasing the units. While we budget for turnover and the costs associated therewith, our turnover cost may be affected by certain factors we cannot control. Excessive turnover and failure to properly manage turnover cost may adversely affect our operations and could adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the market price of, our common stock.

We seek earnings growth primarily through increasing rents and occupancy at existing properties, and acquiring additional apartment communities in markets complementing our existing portfolio locations. Our apartment and commercial properties are concentrated in the Tribeca, Downtown Brooklyn and East Flatbush neighborhoods of New York City which makes us susceptible to adverse developments in these markets. As a result, we are particularly affected by the local economic conditions in these markets, including, but not limited to, changes in supply of or demand for apartment units in our markets, competition for real property investments in our markets, changes in government rules, regulations and fiscal policies, including those governing real estate usage and tax, and any environmental risks related to the presence of hazardous or toxic substances or materials at or in the vicinity of our properties, which will negatively impact our overall performance.

We may be unable to accurately predict future changes in national, regional or local economic, demographic or real estate market conditions. For example, continued volatility and uncertainty in the global, national, regional and local economies could make it more difficult for us to lease apartment, commercial and retail space and may require us to lease our apartment, commercial and retail space at lower rental rates than projected and may lead to an increase in resident defaults. In addition, these conditions may also lead to a decline in the value of our properties and make it more difficult for us to dispose of these properties at competitive prices. These conditions, or others we cannot predict, could adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the market price of, our common stock.

In connection with the purchase of the Tribeca properties and the private offering, we have incurred substantial, one-time general and administrative expenses. Upon us becoming a public company with shares listed on a U.S. exchange, we will incur increased general and administrative expenses, including legal, accounting and other expenses related to corporate governance, public reporting and compliance with various provisions of the Sarbanes-Oxley Act, related regulations of the SEC, including compliance with the reporting requirements of the Exchange Act, and the requirements of the national securities exchange on which our stock is listed.

Significant Accounting Policies

The accompanying consolidated and combined financial statements include the accounts and operations of the Company and its Predecessor. The entities that comprised the Predecessor have been combined on the basis that, for the periods presented, such entities were under common control.

Basis of Consolidation and Combination

The consolidated and combined financial statements of the Company and its Predecessor included elsewhere herein are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The effect of all significant intercompany balances and transactions has been eliminated. The consolidated and combined financial statements include the accounts of all entities in which the Company and its Predecessor has a controlling interest. All significant intercompany transactions and balances are eliminated in consolidation/combination.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management adjusts such estimates when facts and circumstances dictate. The most significant estimates made include the recoverability of accounts receivable, allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed and the useful lives of long-lived assets. Actual results could materially differ from these estimates.

Investment in Real Estate

Real estate assets held for investment are carried at historical cost and consist of land, buildings and improvements, furniture, fixtures and equipment. Expenditures for ordinary repair and maintenance costs are charged to expense as incurred. Expenditures for improvements, renovations, and replacements of real estate assets are capitalized and depreciated over their estimated useful lives if the expenditures qualify as betterment or the life of the related asset will be substantially extended beyond the original life expectancy.

Upon acquisition of real estate, the Company assesses the fair values of acquired tangible and intangible assets including land, buildings, tenant improvements, above and below-market leases, in-place leases and any other identified intangible assets and assumed liabilities. The Predecessor allocates the purchase price to the assets acquired and liabilities assumed based on their fair values. In estimating fair value of tangible and intangible assets acquired, the Predecessor assesses and considers fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates, estimates of replacement costs, net of depreciation, and available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

The Company records acquired above-market and below-market lease values initially based on the present value, using a discount rate which reflects the risks associated with the leases acquired based on the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management’s estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed renewal options for the below-market leases. Other intangible assets acquired include amounts for in-place lease values and tenant relationship values (if any) that are based on management’s evaluation of the specific characteristics of each tenant’s lease and the Predecessor’s overall relationship with the respective tenant. Factors to be considered by management in its analysis of in-place lease values include an estimate of carrying costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, management considers leasing commission, legal and other related expenses.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. A property’s value is impaired if management’s estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property is less than the carrying value of the property. To the extent impairment has occurred, a write-down is recorded and measured by the amount of the difference between the carrying value of the asset and the fair value of the asset.

For long-lived assets to be disposed of, impairment losses are recognized when the fair value of the assets less estimated cost to sell is less than the carrying value of the assets. Properties classified as real estate held for sale generally represent properties that are actively marketed or contracted for sale with closing expected to occur within the next twelve months. Real estate held for sale is carried at the lower of cost, net of accumulated depreciation, or fair value less cost to sell, determined on an asset-by-asset basis. Expenditures for ordinary repair and maintenance costs on held for sale properties are charged to expense as incurred. Expenditures for improvements, renovations, and replacements related to held-for-sale properties are capitalized at cost. Depreciation is not recorded on real estate held for sale.

If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balances of the related intangibles are written off. The tenant improvements and origination costs are amortized to expense over the over the remaining life of the lease (or charged against earnings if the lease is terminated prior to its contractual expiration date).

Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Building and improvements	30 – 40 years
Tenant improvements	Shorter of useful life or lease term
Furniture, fixtures and equipment	3 – 15 years

Capitalized above-market lease values are amortized as a reduction of base rental revenue over the remaining term of the respective leases, and capitalized below-market lease values are amortized as an increase to base rental revenue over the remaining initial terms plus the terms of any below-market fixed rate renewal options of the respective leases. The value of in-place leases are amortized to expense over the remaining initial terms of the respective leases.

Tenant and Other Receivables and Allowance for Doubtful Accounts

Tenant and other receivables are comprised of amounts due for monthly rents and other charges. The Company periodically performs a detailed review of amounts due from tenants to determine if accounts receivable balances are impaired based on factors affecting the collectability of those balances. If a tenant fails to make contractual payments beyond any allowance, the Company may recognize additional bad debt expense in future periods.

Deferred Costs

Deferred lease costs consist of fees incurred to initiate and renew operating leases. Lease costs are being amortized using the straight-line method over the terms of the respective leases. Deferred financing costs represent commitment fees, legal and other third-party costs associated with obtaining financing. These costs are amortized over the term of the financing and are recorded in interest expense in the combined financial statements. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Cost incurred in seeking financing transactions which do not close are expensed in the period the financing transaction is terminated.

Revenue Recognition

Rental revenue for commercial leases is recognized on a straight-line basis over the terms of the respective leases. Rental income attributable to residential leases and parking is recognized as earned, which is not materially different from the straight-line basis. Leases entered into by residents for an apartment unit are generally for a one year term, renewable upon consent of both parties on an annual or monthly basis. Deferred rents receivable represents the amount by which straight-line rental revenue exceeds rents currently billed in accordance with lease agreements.

Reimbursements for operating expenses due from tenants pursuant to their lease agreements are recognized as revenue in the period the applicable expenses are incurred. These costs generally include real estate taxes, utilities, insurance, common area maintenance costs and other recoverable costs.

Internal Controls and Procedures

We have had limited accounting personnel and systems to adequately execute accounting processes and limited other supervisory resources with which to address internal controls over financial reporting. As such, our internal controls may not be sufficient to ensure that (1) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and (2) the design and execution of our controls has consistently resulted in effective review of our financial statements and supervision by individuals with financial reporting oversight roles.

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act, and are, therefore, not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting until the year following the first annual report required to be filed with the SEC. To comply with the requirements of being a public company, we may need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff.

Further, our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal controls over financial reporting for as long as we are an emerging growth company under the JOBS Act. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed.

Historical Results of Operations

Our focus throughout the years ended December 31, 2015 and 2014 was to manage our properties to optimize revenue and control costs at each property while continuing to renovate and reposition certain properties. The discussions below will identify the specific properties contributing to the changes in the results of operations. The discussion will focus on the three property groups the Company held for the full period exclusive of results of the Tribeca properties which the Company acquired on December 15, 2014. Results of the Tribeca properties for the years ended December 31, 2015 and in 2014, for the 17-day period of ownership, are separately identified in the tables that follow.

Income Statement for the Year Ended December 31, 2015 and 2014 (in thousands)

	Year ended December 31, 2015			Year ended December 31, 2014
	2015	Less: Tribeca FY 2015	2015 Excluding Tribeca	2014	Less: Tribeca 15 days	2014 Excluding Tribeca	Other Changes	%
Revenues
Residential rental income	$60,981	$27,469	$33,512	$32,096	$1,381	$30,715	$35	$0.1%
Commercial rental income	17,256	3,170	14,086	12,382	159	12,223	1,545	12.3%
Tenant recoveries	3,477	310	3,167	2,415	-	2,415	752	31.1%
Garage and other income	2,513	1,589	924	1,037	59	978	(172)	-15.7%
Total revenues	84,227	32,538	51,689	47,930	1,599	46,331	2,160	4.4%
Operating Expenses
Property operating expenses	22,534	4,564	17,970	19,831	406	19,425	(2,267)	-11.2%
Real estate taxes and insurance	14,926	8,086	6,840	6,560	338	6,222	(58)	-0.8%
General and administrative	5,668	1,112	4,556	2,358	66	2,292	2,133	88.0%
Acquisition costs	75	-	75	326	211	115	(462)	-86.0%
Depreciation and amortization	12,521	8,059	4,462	4,472	363	4,109	(373)	-7.7%
Total operating expenses	55,724	21,821	33,903	33,547	1,384	32,163	(1,028)	-2.9%
Income from operations	28,503	10,717	17,786	14,383	215	14,168	3,188	21.8%
Interest expense	(36,703)	(24,945)	(11,758)	(9,145)	1,078	(8,067)	(1,536)	15.0%
Net (loss) income	$(8,200)	$(14,228)	$6,028	$5,238	$863	$6,101	$1,652	$37.8%

Revenue. Residential rental revenue, excluding Tribeca, increased from $30,715 in 2014 to $33,512 in 2015 due to higher revenues on new leases, higher occupancy and routine annual increases on renewed rentals primarily at the Flatbush Gardens property complex. Base rent per square foot increased at the Flatbush Gardens property from $19.69 (95.6% occupancy) at December 31, 2014 to $20.63 (97.0% occupancy) at December 31, 2015. Routine annual rent increases on renewed leases at Flatbush Gardens were approximately 1%.

Commercial rental income, excluding Tribeca, increased from $12,223 in 2014 to $14,086 in 2015 primarily due to the new lease with the City of New York at our 141 Livingston Street property. The lease, executed in December 2015 and effective June 1, 2014, included an 82% increase in base rent per square foot and a 37% increase in rentable space through a remeasurement over the previous agreement with the City of New York. The lease has a 10 year term with a termination option by the City of New York at the end of the fifth year.

Tenant recoveries, excluding Tribeca, increased from $2,415 in 2014 to $3,167 in 2015 primarily due to terms in the above-mentioned new lease related to the 141 Livingston Street property.

Garage and other income, excluding Tribeca, was $978 in 2014 and $924 in 2015, primarily at the Flatbush Gardens property.

Property Operations Expense. Property operating expenses, excluding Tribeca, include property-level costs including compensation costs for property-level personnel, repairs and maintenance, supplies, utilities and landscaping. Property operating expenses decreased from $19,425 in 2014 to $17,970 in 2015 primarily due to lower utilities expense at all of the properties.

Real estate taxes and insurance expenses, excluding Tribeca, increased from $6,222 in 2014 to $6,840 in 2015.

General and Administrative Expense. General and administrative expense, excluding Tribeca, increased from $2,292 in 2014 to $4,556 in 2015 primarily due to incremental legal, insurance and accounting costs incurred in 2014 and 2015 for the formation transactions and the private offering, including accounting and auditing fees.

Depreciation and Amortization. Depreciation and amortization expense, excluding Tribeca, decreased from $4,109 in 2014 to $4,462 in 2015 due to fully depreciated assets, partially offset by additions.

Interest Expense (Net). Interest expense (net), excluding Tribeca, increased from $8,067 in 2014 to $11,758 in 2015 due to higher outstanding borrowings on new loans obtained in September and December of 2014 secured by the Flatbush Gardens and 141 Livingston Street properties. Interest expense includes amortization of loan costs and interest rate cap mark-to-market charges of $753 and $2,317 in 2014 and 2015, respectively.

Tribeca properties. Tribeca properties net loss of $14,228 in 2015 included $8,059 of depreciation and amortization expense and $24,945 of interest charges of which $4,241 was amortization of debt issuance costs and interest rate cap mark-to-market.

Net Income. As a result of the foregoing, net income, excluding Tribeca, decreased from $6,101 in 2014 to $6,028 in 2015.

Liquidity and Capital Resources

As of December 31, 2015, we had $720.8 million of mortgage indebtedness secured by our properties and $125.3 million of cash of which approximately $31.0 million is expected to be used for capital projects. Additionally, apart from regularly scheduled amortization, we also have $55.0 million of debt maturing in July 2016 subject to a two-year or six months extension, $360.0 million of debt maturing in November 2016 subject to three one-year extension options, $35.9 million of debt maturing in May 2023 and $170.0 million of debt maturing in October 2024. No assurance can be given that we will be able to refinance any of these loans on favorable terms or at all.

As a REIT, we are required to distribute at least 90% of our REIT taxable income, excluding net capital gains, to stockholders on an annual basis. We expect that these needs will be met from cash generated from operations and other sources, including proceeds from secured mortgages and unsecured indebtedness, proceeds from additional equity issuances and cash generated from the sale of property.

Short-Term and Long-Term Liquidity Needs

Our short-term liquidity needs will primarily be to fund operating expenses, recurring capital expenditures, property taxes and insurance, interest and scheduled debt principal payments, general and administrative expenses and distributions to stockholders and unit holders. We generally expect to meet our short-term liquidity requirements through proceeds of the private offering and net cash provided by operations, and we believe we will have sufficient resources to meet our short-term liquidity requirements. We believe that net cash provided by operations will be adequate to meet the REIT operating requirements in both the short and the long-term.

Our principal long-term liquidity needs will primarily be to fund major renovation and upgrading projects, debt payments and retirements at maturities and additional property acquisitions. We do not expect that net cash provided by operations will be sufficient to meet all of these long-term liquidity needs. We anticipate meeting our long-term liquidity requirements by using cash as an interim measure and funds from public and private equity offerings and long-term secured and unsecured debt offerings.

We believe that as a publicly traded REIT, we will have access to multiple sources of capital to fund our long-term liquidity requirements. These sources include the incurrence of additional debt and the issuance of additional equity. However, we cannot assure you that this will be the case. Our ability to secure additional debt will be dependent on a number of factors, including our cash flow from operations, our degree of leverage, the value of our unencumbered assets and borrowing restrictions that may be imposed. Our ability to access the equity capital markets will be dependent on a number of factors as well, including general market conditions for REITs and market perceptions about our company.

We believe that our current cash flows from operations, coupled with additional mortgage debt, will be sufficient to allow us to continue operations, satisfy our contractual obligations and pay dividends to our stockholders and the members of our LLC subsidiaries.

Property-Level Debt

The mortgages and mezzanine notes which are collateralized by their respective properties, member’s interest in the properties and assignment of leases, and the principal amounts outstanding as of December 31, 2015 were as follows:

Property	Maturity	Interest Rate	Principal Amount Outstanding (in thousands)
Flatbush Gardens	10/1/2024	3.88%	$150,000
Flatbush Gardens	10/1/2024	3.88%	20,000
250 Livingston Street	5/6/2023	4.00%	35,743
141 Livingston Street	7/9/2016	Libor + 3.25%	55,000
Tribeca properties	11/9/2016	Libor + 3.40%	360,000
Tribeca properties	11/9/2016	Libor + 7.38%	100,000
			$720,743

Tribeca properties

There is $460 million in mortgage and mezzanine debt related to the Tribeca properties, as of December 31, 2015, in the form a mortgage note of $360 million to Deutsche Bank and a $100 million mezzanine note to SL Green Finance. Both the mortgage note and the mezzanine note mature on November 9, 2016 and give us the option to extend the maturity date up to three one-year terms. Under the mortgage note, we have the option to prepay the balance in whole, but not in part without a prepayment penalty after November 6, 2015. Under the mezzanine note, we have the option to prepay the balance in whole, but not in part, subject to a prepayment premium if the payment occurs before July 9, 2016. In connection with both the mortgage and mezzanine debt, David Bistricer and an entity controlled by Sam Levinson entered into guaranties of recourse obligations.

Flatbush Gardens

There is $170 million in mortgage debt secured by Flatbush Gardens, as of December 31, 2015, in the form of two mortgage notes to New York Community Bank. A $150 million mortgage note matures on October 1, 2024 and has a fixed interest rate of 3.88%. A $20 million mortgage note also matures on October 1, 2024 and has an interest rate of 3.88% through September 2019, after which the interest is Prime plus 2.75% subject to an option to fix the rate. Under both notes, we have the option to prepay all (but not less than all) of the unpaid balance of the loan prior to the maturity date, but must pay a prepayment premium of 4% if the prepayment occurs prior to September 30, 2016, 3% if it occurs from October 1, 2016 through September 30, 2017, 2% if it occurs from October 1, 2017 through September 30, 2018, and 1% if it occurs from October 1, 2018 through June 30, 2019. David Bistricer entered into guaranties of recourse obligations in connection with both notes.

141 Livingston Street

There is $55 million in mortgage debt secured by 141 Livingston Street, as of December 31, 2015, in the form of a mortgage note to Citibank, N.A. The note bears interest at one-month LIBOR plus 3.25% and matures on July 9, 2016, with the option to extend for six months or two years. We may prepay the debt in whole or in part, subject to payment of an exit fee in an amount equal to 0.50% of amount prepaid and payment of a prepayment premium if repaid prior to December 9, 2015. The loan agreement grants Citigroup, N.A. the exclusive right of first offer and first refusal to refinance all or any portion of the loan. David Bistricer and Sam Levinson entered into a guaranty of recourse obligations in connection with the loan.

250 Livingston Street

There is approximately $36 million in mortgage debt secured by 250 Livingston Street, as of December 31, 2015, in the form of a mortgage note to Citigroup Global Markets Realty Corp, which has been securitized. The note requires monthly principal and interest payments of $179,000, bears interest of 4.00% and matures on May 6, 2023. We may prepay the debt within two months of May 6, 2023 in whole without having to pay a prepayment premium. David Bistricer entered into a guaranty of recourse obligations in connection with the loan.

Contractual Obligations and Commitments

The following table summarizes principal payment requirements under terms as of December 31, 2015 of our debt:

(in thousands)
2016	515,732
2017	2,788
2018	3,932
2019	3,771
2020	3,342
Thereafter	191,178
Total	$720,743

The Predecessor is also obligated to provide parking through 2020 under a lease with a tenant at the property on 250 Livingston Street costing approximately $160,000 per year.

Cash Flows for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014 and for the Year Ended December 31, 2014 (in thousands)

	Year Ended December 31,
	2015	2014
Operating activities	$9,440	$7,472
Investing activities	$(9,025)	$(226,822)
Financing activities	$115,760	$224,707

Cash flows provided by (used in) operating activities, investing activities and financing activities for the years ended December 31, 2015 and 2014 were as follows:

Net cash flow provided by operating activities was $9,440 in 2015 as compared to $7,472 in 2014. 2015 reflects the collection of a receivable from the City of New York in May 2015 relating to the lease at the 141 Livingston Street property that had been unpaid since June 1, 2014, partially offset by interest expense on the $360,000 mortgage payable and the $100,000 mezzanine note payable entered into in connection with the acquisition of the Tribeca properties discussed above and increase in restricted cash balances.

Net cash used in investing activities was $9,025 in 2015 as compared to $226,822 in 2014. The decrease in 2015 as compared to 2014 reflects the cost of acquisition of the Tribeca property acquired in December 2014 offset in part by higher capital costs in 2015 of apartment and building renovations at Flatbush Gardens and Tribeca properties in December 2015.

Net cash provided by (used in) financing activities was $115,760 in 2015 and $224,707 in 2014. Amounts in 2015 reflect $130,199 net cash received from the sale of common stock net of costs on August 3, 2015, a contribution of $2,357 by members of the Predecessor and distributions of $15,884 to members of the Predecessor before the sale of common stock. Amounts in 2014 reflect $188,739 debt, net of costs, incurred in connection with the acquisition of the Tribeca properties in December 2014 and $36,623 of net distributions in connection with the formation transactions and offering. Both periods included scheduled principal payments of mortgage debt.

Income Taxes

No provision has been made for income taxes since all of the Company’s operations are held in pass-through entities and accordingly the income or loss of the Company is included in the individual income tax returns of the partners or members.

We intend to elect to be treated and to qualify as a REIT for U.S. federal income tax purposes, beginning with our first taxable year ended December 31, 2015. As a REIT, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate tax rates. We believe that we are organized and operate in a manner that will enable us to qualify and be taxed as a REIT and we intend to operate so as to satisfy the requirements for qualification as a REIT for federal income tax purposes.

Inflation

Inflation in the United States has been relatively low in recent years and did not have a significant impact on the results of operations for the Company’s business for the periods shown in the consolidated historical financial statements. We do not believe that inflation poses a material risk to the Company. The leases at our residential rental properties which comprise approximately two-thirds of our revenue are short-term in nature. Our longer-term commercial and retail leases would generally allow us to recover some increased costs in the event of significant inflation.

Although the impact of inflation has been relatively insignificant in recent years, it does remain a factor in the United States economy and could increase the cost of acquiring or replacing properties in the future.

Quantitative and Qualitative Disclosures About Market Risk

Our future income, cash flows and fair value relevant to our financial instruments depends upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. Based upon the nature of our operations, the principal market risk to which we are exposed is the risk related to interest rate fluctuations. Many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors that are beyond our control contribute to interest rate risk. To manage this risk, we purchased interest rate caps on approximately $515 million of the $720.8 million of mortgage debt outstanding as of December 31, 2015 that would provide interest protection if one month LIBOR exceeds 2.0%.

A one percent increase in interest rates on our $515 million of variable rate mortgage debt would decrease annual net income by approximately $5.2 million.

Off-Balance Sheet Arrangements

As of December 31, 2015, we do not have any off-balance sheet arrangements that have had or are reasonably likely to have a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital resources or capital expenditures.

Non-GAAP Financial Measures

In this prospectus, we disclose and discuss funds from operations (“FFO”), adjusted funds from operations (“AFFO”), and adjusted earnings before interest, income taxes, depreciation, amortization and stock based compensation (“Adjusted EBITDA”), all of which meet the definition of “non-GAAP financial measure” set forth in Item 10(e) of Regulation S-K promulgated by the SEC.

While management and the investment community in general believes that presentation of these measures provides useful information to investors, neither FFO, AFFO nor Adjusted EBITDA should be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our performance. We believe that to understand our performance further, FFO, AFFO and Adjusted EBITDA should be compared with our reported net income or net loss and considered in addition to cash flows in accordance with GAAP, as presented in our consolidated financial statements.

Funds from Operations and Adjusted Funds from Operations

FFO is defined by the National Association of Real Estate Investment Trusts, or NAREIT, as net income (computed in accordance with GAAP), excluding gains (losses) from sales of property (and impairment adjustments), plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our calculation of FFO is consistent with FFO as defined by NAREIT.

AFFO is defined by us as FFO excluding amortization of identifiable intangibles incurred in property acquisitions, straight line rent adjustments to revenue from long-term leases and amortization costs incurred in originating debt.

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. In fact, real estate values have historically risen or fallen with market conditions. FFO is intended to be a standard supplemental measure of operating performance that excludes historical cost depreciation and valuation adjustments from net income. We consider FFO useful in evaluating potential property acquisitions and measuring operating performance. We further consider AFFO useful in determining funds available for payment of distributions. FFO and AFFO do not represent net income or cash flows from operations as defined by GAAP. You should not consider FFO and AFFO to be alternatives to net income as a reliable measure of our operating performance; nor should you consider FFO and AFFO to be alternatives to cash flows from operating, investing or financing activities (as defined by GAAP) as measures of liquidity.

FFO and AFFO do not measure whether cash flow is sufficient to fund all of our cash needs, including principal amortization, capital improvements and distributions to stockholders. FFO and AFFO do not represent cash flows from operating, investing or financing activities as defined by GAAP. Further, FFO and AFFO as disclosed by other REITs might not be comparable to our calculations of FFO and AFFO.

The following table sets forth a reconciliation of FFO and AFFO for the periods presented to net loss before allocation to non-controlling interests, as computed in accordance with GAAP (amounts in thousands):

	Year Ended December 31,
	Historical
	2015	2014
FFO
Net (loss) income before allocation to non-controlling interests	$(8,200)	$5,238
Real estate depreciation and amortization	12,521	4,472
FFO	$4,321	$9,710

AFFO
FFO	$4,321	$9,710
Real estate tax intangible amortization	1,328	238
Amortization of below-market leases	(1,714)	(1,450)
Straight-line rent adjustment	109	513
Amortization of debt origination costs	6,036	704
Interest rate cap mark-to-market	522	49
Amortization of LTIP awards	709
Recurring capital spending	(2,139)	(1,824)
AFFO	$9,172	$7,940

Adjusted earnings before interest, income taxes, depreciation, amortization and stock based compensation

We believe that Adjusted EBITDA is a useful measure of our operating performance. We define Adjusted EBITDA as net (loss) income before allocation to non-controlling interests plus real estate depreciation and amortization, amortization of identifiable intangibles, interest expense, net, and acquisition costs and stock based compensation. Other REITs may use different methodologies for calculating Adjusted EBITDA, and accordingly, our Adjusted EBITDA may not be comparable to other REITs.

We believe that this measure provides an operating perspective not immediately apparent from GAAP operating income or net income. We use Adjusted EBITDA to evaluate our performance because Adjusted EBITDA allows us to evaluate the operating performance of our company because it measures the core operations of property performance and administrative expenses available for debt service.

However, Adjusted EBITDA should only be used as an alternative measure of our financial performance. The following table reconciles Adjusted EBITDA to net loss:

	Year Ended December 31,
	Historical
	2015	2014
Net (loss) income before allocation to non-controlling interests	$(8,200)	$5,238
Real estate depreciation and amortization	12,521	4,472
Real estate tax intangible amortization	1,328	238
Amortization of below-market leases	(1,714)	(1,450)
Straight-line rent adjustment	109	513
Amortization of LTIP awards	709
Interest expense, net	36,703	9,145
Acquisition costs	75	326
Adjusted EBITDA	$41,531	$18,482

Recent Accounting Pronouncements

See Note 3 of Notes to Consolidated and Combined Financial Statements included elsewhere in this prospectus for information relating to new accounting pronouncements.

OUR BUSINESS AND PROPERTIES

Overview

We are a self-administered and self-managed real estate company that acquires, owns, manages, operates and repositions multi-family residential and commercial properties in the New York metropolitan area, with an initial portfolio in Manhattan and Brooklyn. The Company was formed to continue and expand the commercial real estate business of the Predecessor. Our primary focus is to continue to own, manage and operate our initial portfolio and to acquire and reposition additional multi-family residential and commercial properties in the New York metropolitan area. Clipper Realty was formed on July 7, 2015. On August 3, 2015, we closed a private offering of shares of our common stock, in which we raised net proceeds of approximately $130.9 million. In connection with the private offering, we consummated a series of investment and other formation transactions that were designed, among other things, to enable us to qualify as a REIT for U.S. federal income tax purposes and we expect to elect to be treated as a REIT commencing with the taxable year ended December 31, 2015.

The Company owns:

•	two residential/retail rental properties at 50 Murray Street and 53 Park Place in the Tribeca neighborhood of Manhattan;

•	one residential property complex in the East Flatbush neighborhood of Brooklyn consisting of 59 buildings; and

•	two primarily commercial properties in Downtown Brooklyn (one of which includes 36 residential apartment units).

On January 6, 2016, the Company entered into a contract to purchase the residential/retail Aspen property located at 1955 1st Avenue in Manhattan for $103 million. The acquisition is subject to approval by the New York City Housing and Development Corporation (the “HDC”). These properties are located in the most densely populated major city in the United States, each with immediate access to mass transportation.

The Tribeca properties were purchased in December 2014 and consist of two nearly adjacent properties in the Tribeca neighborhood of Manhattan, New York. They comprise approximately 480,000 square feet of leasable area with 505 residential apartment units with 11 foot ceilings and extensive amenities and approximately 77,200 square feet of retail space, including an externally managed garage. The residential units are approximately 87% occupied at approximately $65 per square foot and the retail units are approximately fully occupied.

The Flatbush Gardens property complex was purchased in September 2005 and consists of 59 primarily six-story buildings, approximately 1.7 million square feet and 2,496 residential apartment units. The property is approximately 96% occupied at approximately $21 per square feet. The property is subject to rent control regulations of New York City which allow rents approximately 30% higher than existing average rents. Since the acquisition in 2005, the management team has undertaken a comprehensive renovation and repositioning strategy that has included upgrades in the exterior and interior of the buildings. The Company has been able to consistently improve rents as a result of these efforts and other factors and experienced an approximately 11.5% increase in rents per square foot on new leases in 2014.

The 141 Livingston Street property in the Downtown Brooklyn neighborhood was purchased in 2002 along with the below-mentioned 250 Livingston Street property. It is a 15-story commercial building with a gross leasable area of 207,624 square feet. The property’s main commercial tenant, the City of New York, executed a new 10-year lease in December 2015, with effect as of June 2014. Under the agreement with the City of New York, the tenant has an option to terminate the lease after five years. However, if it decides to continue to occupy the building after five years, the rent will increase 25% beginning the sixth year of the lease. The agreement with the City of New York, as compared to the prior lease, increases rent by 82% per square foot and increases the rentable square feet by 37% as a result of a building remeasurement, resulting in an overall increase in rental revenue of approximately 149%. The lease imposes a requirement on the Company to refurbish the air-conditioning system and other upgrades that the Company estimates will cost a total of approximately $4.2 million. In the future we may be able to convert the property to residential units, a change made at several nearby buildings, including 110 Livingston Street. Additionally, the property includes an adjacent lot at 22 Smith Street currently used as a parking lot having approximately 5,000 square feet for which the Company has received written expressions of interest in excess of $15 million.

The 250 Livingston Street property was purchased in 2002 along with the 141 Livingston Street property and consists of a 12-story commercial and residential building. It has approximately 268,000 square feet GLA of commercial space and approximately 26,800 square feet of residential space. The property’s sole office tenant, the City of New York, has leases expiring at the end of 2016 and 2020 with lease rates approximately 50% of the rate recently negotiated at the 141 Livingston Street property with the same tenant and similar space. The leasable area of the office portion recently has been remeasured according to REBNY standards to approximately 354,000 square feet, an increase of approximately 33% consistent with the remeasurement described above at the nearby 141 Livingston Street property, which features as similar class of office space. To more fully optimize available space, in 2003 through 2013, the Company converted the top four floors of the building into 36 apartment units which are presently approximately 93% occupied.

History

The Company’s Predecessor is a combination of four limited liability companies, Renaissance Equity Holdings LLC, Berkshire Equity LLC, Gunki Holdings LLC and 50/53 JV LLC, which were formed by principals of our management team from 2002 to 2014. Upon completion of the private offering and the formation transactions, we assumed responsibility for managing the predecessor LLCs.

The Company is led by David Bistricer, its Co-Chairman and Chief Executive Officer, who has a strong reputation within the New York metropolitan area for real estate acquisitions, management, repositioning and marketing expertise. Mr. Bistricer, together with the Company’s senior management team, has developed the Company’s strategy with a focus on broker relationships and the cultivation of the Company’s track record of execution. Mr. Bistricer has over 30 years of real estate experience specifically in expanding, renovating, repositioning and managing the Company’s current portfolio and other properties. The Company’s senior management team has an average of approximately 20 years of experience covering all aspects of real estate, including asset and property management, leasing, marketing, acquisitions, construction, development, legal and finance.

Our Competitive Strengths

We believe that the following competitive strengths distinguish our company from other owners and operators of commercial and multi-family residential properties:

•	Diverse Portfolio of Properties in New York Metropolitan Area. Our initial portfolio of commercial and multi-family residential properties in Manhattan and Brooklyn is located in one of the most prized real estate markets in the world. The combination of supply constraints, high barriers to entry, near-term and long-term prospects for job creation, vacancy absorption and rental rate growth make New York City an extremely attractive place to own real property. Our management believes that, in light of the land and construction costs, our current portfolio could not be replaced today on a cost-competitive basis. As described above, we own two primarily commercial properties in the Downtown Brooklyn neighborhood, one multi-family residential property complex in the East Flatbush neighborhood of Brooklyn, and one primarily multi-family residential property group in the Tribeca neighborhood of Manhattan. We have also entered into an agreement for the Aspen acquisition, which will add a primarily multi-family residential property in the Upper East Side of Manhattan to our portfolio. We expect to be one of the only REITs with a portfolio solely composed of multi-family residential, commercial and retail properties in the New York metropolitan area. Further, our multi-family residential portfolio is diversified by tenant demographics (both luxury and work-force units).

•	Expertise in Repositioning and Managing Multi-family Residential Properties. Our management team has substantial expertise in renovating and repositioning multi-family residential properties. At the Flatbush Gardens property, beginning in 2006, we have engaged in a property renovation program that includes replacement or upgrades to building systems and components as well as the refurbishment of apartment interiors. As a result of our effort in managing the property, including these upgrades, we have reduced outstanding New York City violations from over 8,000 at the time of the acquisition to approximately 493 currently, and substantially improved resident safety. At the 250 Livingston Street property, from 2003 through 2013, we converted the top four floors into 36 residential apartment units (presently approximately 93% occupied) to more fully optimize available space. We believe that the post-renovation high quality of our buildings and the services we provide also attract higher income and credit-quality tenants and allow for increased cash flow.

•	Attractive Commercial and Residential Properties in Densely Populated Metropolitan Communities. Our commercial properties in Downtown Brooklyn are located in a premier commercial corridor that features convenient access to mass transportation, a diverse tenant base and high pedestrian traffic. The commercial portfolio consists of approximately 474,000 square feet leased to the City of New York.

Our residential properties in Tribeca are located in a neighborhood that has one of the highest average market rents in Manhattan and one of the lowest vacancy rates in Manhattan (based on a CitiHabitats market report as of May 2015 combining Tribeca with the adjacent SoHo neighborhood) as well as convenient access to mass transit. We believe that these favorable market characteristics, coupled with our plans to reposition the Tribeca properties to provide better service levels and finishes, will allow for improved rents and financial results over the next two to three years.

Our residential property complex in the East Flatbush neighborhood is located in an entry-level, low-cost area that provides more reasonably priced housing than that in Manhattan and more upscale Brooklyn neighborhoods. The complex has convenient access to public transportation, including the Newkirk Avenue and Flatbush Avenue – Brooklyn College subway stations. Brooklyn College, Beth Israel Hospital and SUNY Downstate Medical Center are all within approximately one mile of the complex and a higher-priced condominium development has begun in East Flatbush. Additionally, surrounding neighborhoods are experiencing higher rents. We believe that these nearby improvements to the residential market, coupled with our ongoing renovation and repositioning strategy, will steadily allow higher rents, improved tenant credit quality and improved financial results for the Flatbush Gardens property.

•	Experienced and Committed Management Team with Proven Track Record over Generations. Our senior management team is highly regarded in the real estate community and has extensive relationships with a broad range of brokers, owners, tenants and lenders. We have substantial in-house expertise and resources in asset and property management, leasing, marketing, acquisitions, construction, development and financing, and have a platform that is highly scalable. Members of our senior management team have worked in the real estate industry an average of approximately 20 years, and Messrs. Bistricer and Levinson, co-chairmen of our board of directors, have worked together for approximately 17 years. Our senior management and their immediate family members own shares of our common stock and LLC units of our predecessor entities that are exchangeable into shares of our common stock on a one-for-one basis, representing 74.4% of our common stock on a fully-diluted basis. As a result, we believe the interests of management are aligned with those of our stockholders, creating an incentive to maximize returns for our stockholders.

•	Balance Sheet Well Positioned for Future Growth. We have established a target leverage ratio in a range of 45% to 55%. We define our leverage ratio as the ratio of our net debt (defined as total debt less cash) to the fair market value of our properties. We have set aside (through our operating partnership as managing member of the LLC subsidiaries) approximately $31 million of the net proceeds from the private offering to fund certain capital improvements to reposition and modernize our properties. We plan to use all or a portion of the remaining net proceeds from that offering to fund acquisitions of properties consistent with our strategy of acquiring multi-family or commercial properties in the New York metropolitan area, including the Aspen acquisition. If we are not able to consummate acquisitions of properties consistent with our strategy prior to the dates on which certain portions of our debt can be repaid without the requirement to pay a yield maintenance charge in July 2016, we will use such portion of the net proceeds to repay debt outstanding at that time. In addition, we expect to benefit from organic deleveraging through ongoing cash flow generation and increases in property values over time. As of December 31, 2015 giving effect to the formation transactions and the use of proceeds of the private offering on August 3, 2015, we had total net debt outstanding of approximately $594.4 million, the debt portion of which is all property-level debt, indicating a leverage ratio of approximately 54.8%, which is within our target range. We are not obligated to maintain any specific leverage ratio and our leverage ratio may from time to time be higher or lower than our target level, which target leverage level may be changed by our board of directors.

As of December 31, 2015, our debt had a weighted average interest rate of 4.2%, a weighted average maturity of 3.0 years, and 28.6% of the debt was fixed-rate indebtedness. For the year ended December 31, 2015, our pro forma adjusted earnings before interest, income tax, depreciation, amortization and stock based compensation (“Adjusted EBITDA”) and pro forma net (loss) available to common stockholders were approximately $46.0 million and $(3.3) million, respectively. We have approximately $515 million of debt maturing in 2016, with $460 million of the 2016 maturities subject to three one-year extensions at our option and $55 million subject to one up to two-year extension at our option.

•	Strong Internal Growth Prospects. We have substantial rent growth potential within our current portfolio as a result of the strong historical and projected future rental rate growth within our submarkets, contractual fixed rental rate increases included in our leases, incremental rent potential from the lease-up of our portfolio and anticipated rent increases resulting from our ongoing property repositioning efforts. For the 141 Livingston Street property, the main commercial tenant, the City of New York, entered into a new 10-year lease, resulting in an overall increase in annual rental revenue of approximately 149% as compared to the prior lease. For the 250 Livingston Street property, a property featuring a similar class of office space as the nearby 141 Livingston Street property, the same tenant has leases expiring in December 2016 and August 2020. Should new leases be entered into on the same terms as the 141 Livingston Street lease, the implied increase in annualized rents would be $2.6 million beginning in 2017 and $6.3 million beginning in September 2020. At the residential Tribeca properties, we believe we can achieve substantial increases in rents based on comparable rents in the Tribeca neighborhood and our intention to improve service levels and quality of finishes in the buildings commensurate with standards at comparable buildings in the neighborhood. Currently, residential rents in our Tribeca properties average approximately $65 per square foot, whereas comparable residential rents in the Tribeca neighborhood average approximately $80 per square foot (based on Streeteasy listings as of March 8, 2016), indicating an opportunity to increase our total 2016 rental revenue as of March 1, 2016 by approximately $10.5 million per year to market ($6.0 million predicated on attainment of market rents and $4.5 million on attainment of higher occupancy). As of December 1, 2015, 4.0% of our Tribeca apartments rented below $50 per square foot, 23.2% rented between $50 and $60 per square foot, 39.0% rented between $60 and $70 per square foot, 23.8% rented between $70 and $80 per square foot, 8.5% rented between $80 and $90 per square foot, and 1.6% rented above $90 per square foot. (We also expect that real estate tax expense will increase by approximately $4.7 million as a result of cessation of certain exemptions and abatements and increased assessments.) At the Flatbush Gardens residential property, we believe we can achieve steady increases in rent approximating $1 to $2 million total per year as a result of our property renovation programs and increases in market rents already experienced in surrounding neighborhoods. Average rent per square foot increased from $18.88 (94.4% occupancy) at December 31, 2013 to $19.69 (95.6% occupancy) at December 31, 2014 to $20.63 (97.0% occupancy) at December 31, 2015 and $20.80 at March 1, 2016 (95.3% occupancy). As a result of the rent stabilization laws and regulation of New York City (including in particular a determination of the New York City Rent Guidelines Board in June 2015), effective for at least one year beginning September 2015, increases for rent stabilized apartments, comprising approximately 46% of our apartments at our Flatbush Gardens property, will be limited to no increase for one-year leases and 2% for two-year leases. See “Risk Factors—Risks Related to Real Estate—Multi-family residential properties are subject to rent stabilization regulations, which limit our ability to raise rents above specified maximum amounts and could give rise to claims by tenants that their rents exceed such specified maximum amounts.”

Business and Growth Strategies

Our primary business objective is to enhance stockholder value by increasing cash flow from operations and total return to stockholders. The strategies we intend to execute to achieve this goal include:

•	Increase Existing Below-Market Rents. We believe we can capitalize on the successful repositioning of our portfolio and improving market fundamentals to increase rents at several of our properties. At the 250 Livingston Street property, we have 266,569 square feet of leases with the City of New York that expire in December 2016 and August 2020, which have been remeasured according to REBNY standards to 352,892 square feet and for which we believe we can achieve increases in rent similar to the increase achieved recently at nearby 141 Livingston Street, featuring a similar class of office space. We also believe that the significant growth in Downtown Brooklyn as a residential location offers a potential alternative to convert 250 Livingston Street and/or 141 Livingston Street to residential apartments, an activity for which management has demonstrated expertise. Our management will continue to evaluate alternative strategies for these buildings to maximize risk-adjusted returns to stockholders. At the Tribeca properties, the buildings’ average rent of $65 per square foot is significantly below the approximately $80 per square foot average for other comparable Tribeca rentals, based on Streeteasy listings as of March 8, 2016, and we believe that we can achieve significant growth in rents over the next two to three years by improving service levels and quality of finishes in the buildings, and more efficiently managing the re-leasing process. We believe that the average rental rate of approximately $47.50 per square foot under in-place leases for the retail portion of the Tribeca properties is significantly below market, as evidenced by a recent lease we signed to rent our only vacant street-front retail space at the Tribeca properties for $140 per square foot, a space that had been vacant since 2001. Two other leases comprising approximately 4,600 square feet expire in 2019. At the Flatbush Gardens property, as a result of our renovation and repositioning strategy since 2006 and our intention to continue refurbishing the property, as well as improvements in the residential rental market in surrounding neighborhoods, we believe we can continue to improve tenant quality and increase rents, as demonstrated by the above-mentioned steady increase in aggregate rents per square foot and continued high occupancy levels.

•	Disciplined Acquisition Strategy Focused on Premier Submarkets and Assets. Since 1979, David Bistricer has overseen the acquisition of multi-family residential and commercial properties, including our initial portfolio, primarily in our targeted submarkets of New York City. We intend to continue our core strategy of acquiring, owning and operating multi-family residential rental and commercial properties within submarkets that have high barriers to entry, are supply-constrained, exhibit strong economic characteristics and have a pool of prospective tenants in various industries that have a strong demand for high-quality commercial space. We believe that owning assets within New York City, one of the best residential and commercial markets in the United States, will allow us to generate strong cash flow growth and attractive long-term returns. We will opportunistically pursue attractive opportunities to acquire multi-family residential and commercial properties, focusing our acquisition strategy primarily on multi-family residential properties in densely populated communities in the New York metropolitan area (primarily in Brooklyn and Manhattan) and, to a lesser extent, on commercial properties, where we will maintain a disciplined approach to ensure that our acquisitions meet our core strategy. Our strong balance sheet, access to capital and ability to offer operating partnership units in tax deferred acquisition transactions should give us significant flexibility in structuring and consummating acquisitions. We seek to acquire properties that will command premium rental rates and maintain higher occupancy levels than other properties in our markets. We are a highly active market participant that reviews numerous acquisition opportunities annually; however, we are highly selective in the properties that we ultimately acquire. We intend to strategically increase our market share in our existing submarkets and selectively enter into other submarkets in the New York City metropolitan area with similar characteristics. Our acquisition strategy will focus primarily on long-term growth and total return potential rather than short-term cash returns. We believe we can utilize our deep industry relationships and our expertise in redeveloping and repositioning both residential and commercial properties to identify acquisition opportunities where we believe we can increase occupancy and rental rates. Many of our Predecessor’s acquisitions were sourced on an off-market basis. As long-term owners and operators in our sub-markets, we have a reputation among the broker community for moving expeditiously and for being a reliable counterparty.

•	Proactive Asset and Property Management. We believe our proactive, service-intensive approach to asset and property management helps increase occupancy and rental rates, manage operating expenses and maximize adjusted EBITDA. We provide our own fully integrated asset and property management platform, which includes in-house legal, marketing, accounting, finance and leasing departments for our portfolio, and our own tenant improvement construction services. The development and retention of top-performing property management personnel have been critical to our success. We utilize our comprehensive building management services and our strong commitment to tenant relationships to negotiate attractive leasing deals and to attract and retain high credit-quality tenants.

•	Capital Program to Reposition Assets. We believe we can reposition our properties through a capital program to achieve rent growth in an expedited fashion. We intend to set aside approximately $31 million from the private offering to cover the first two years of this program.

Our Tribeca properties will undergo an upgrade to common areas (children’s room, media / conference room and game room), a redesign of our lobbies and the addition of a roof over our basketball court at a cost of approximately $2.8 million in 2015 and 2016 – all with the goal of enhancing the experience of our renters as they first enter the building and utilize the common areas. As a next step, we intend to redesign and replace floors, kitchens, lighting and appliances on the interior of apartments as new renters move in at a cost of approximately $5.3 million in 2015 and 2016. We expect the improved experience in common areas will support and accelerate higher rents. We expect to expend approximately $2 - $3 million per year thereafter on the apartment redesigns. Lastly, we expect to spend approximately $0.8 million in 2015 to build out the space of our most recent retail tenant lease.

It is expected that our Flatbush Gardens apartment complex, which consists of 2,496 apartments in 59 buildings clustered around seven courtyards spread over 21.4 acres, will undergo a modernization program, which may include landscaping and waterproofing the courtyards and terraces to create spaces for tenant enjoyment at a cost of approximately $7.0 million for the landscaping and $3.6 million for the terraces in 2015 and 2016. In addition, we may redesign the front entrances of 59 buildings as well as their lobby hallways, floors, walls, lighting and windows, with an expected approximate cost of $3.4 million in 2015 and 2016. Supported by these improvements to common areas, we then may perform substantial upgrades to an increasing number of apartments (floors, windows and appliances), which may cost approximately $2.3 million for up to 114 units in 2015 and 2016 in addition to more routine refurbishments of $1.3 million to up to 265 units.

Our 141 Livingston Street property will have approximately $4.2 million of improvements to the elevators and air conditioning mechanics in accordance with the new lease with the City of New York described above that has increased our rent from approximately $3.3 million per annum to approximately $8.2 million per annum. And lastly, our 250 Livingston Street property will have a renovated facade and new penthouses requiring approximately $0.9 million.

Our Portfolio Summary

As of March 1, 2016, our portfolio consisted of four properties totaling approximately 2.8 million rentable square feet and was approximately 94.6% leased. These properties include the Flatbush Gardens complex, a 59-building residential complex, two properties in Downtown Brooklyn, one of which is exclusively commercial and one of which is mixed commercial and residential, and the Tribeca properties which consist of two nearly adjacent residential properties with some street level and mezzanine level retail space and an externally managed parking garage.

The table below presents an overview of the Company’s portfolio as of March 1, 2016.

Address	Submarket	Year Built/ Renovated	Leasable Square Feet		# Units	Percent Leased	2016 Base Rental Revenue (in millions)	Effective Rent per Square Foot
Multifamily
Flatbush Gardens complex	East Flatbush	1950	1,734,885	(1)	2,496	95.3%	$34.4	$20.80
50 Murray Street	Tribeca	1964/2001	394,238		389	83.9%	$21.7	$65.59
53 Park Place	Tribeca	1921/2001	85,423		116	93.9%	$5.1	$63.99
250 Livingston Street	Downtown Brooklyn	1920/(2)	26,819		36	97.5%	$1.2	$47.11
Subtotal			2,241,365		3,037	93.2%	$62.4	$29.87

Commercial
141 Livingston Street	Downtown Brooklyn	1959/2001	207,624	(3)	1	100.0%	$8.2	$40.00
250 Livingston Street	Downtown Brooklyn	1920	266,569		1	100.0%	$5.2	$19.39
Subtotal			474,193		2	100.0%	$13.4	$28.28

Retail
50 Murray Street (retail)	Tribeca	1964	44,436		7	100.0%	$2.2	$49.33
50 Murray Street (parking)	Tribeca	1964	24,200		1	100.0%	$1.1	$44.06
53 Park Place (retail)	Tribeca	1921	8,600		1	100.0%	$0.3	$38.15
141 Livingston Street (parking)	Downtown Brooklyn	1959	8,449		1	(4)	$0.3	$36.93
250 Livingston Street (retail)	Downtown Brooklyn	1920	990		1	100.0%	$0.1	$80.50
250 Livingston Street (parking)	Downtown Brooklyn	1920	–		–	–	$0.2	–
Subtotal			86,675		11	100.0%	$4.2	$47.88

Total Portfolio			2,802,233		3,050	94.6%	$80.0	$30.18

(1) Comprises 59 buildings.

(2) Conversion of floors 9-12 into residential units occurred in 2003-2005, 2008-2009 and 2013, with renovations of residential units on the 12th floor from 2014 to the present.

(3) Represents remeasured amount.

(4) Month-to-month.

The table below presents an overview of commercial and retail lease expirations for 10 years beginning 2016.

Year	Number of Tenants	Total Area Square Feet	Gross Annual Rent	% Gross Annual Rental
2016	1	79,424	1,707,616	9.7%
2017	1	33,000	1,051,744	6.0%
2018		-	-	-
2019	2	210,702	8,630,560	49.0%
2020	1	187,145	4,070,098	23.1%
2021		-	-	-
2022	1	25,620	1,345,555	7.6%
2023	1	10,812	735,654	4.2%
2024		-	-	-
2025		-	-	-

Descriptions of Our Properties

Tribeca Properties

The Company purchased the 50 Murray Street and 53 Park Place buildings on December 15, 2014.

These buildings were built in 1964 and 1921, respectively, renovated in 2001, and comprise a total of 505 units which include studio and one and two bedroom apartments as well as retail space and parking. The buildings are both full service luxury rentals which include building finishes such as ceilings as high as 11 feet, stainless steel appliances and granite countertops and amenities such as a doorman, elevator, landscaped roof deck, rooftop basketball court, tenant lounge, game room, toddlers’ play room, in house valet service and screening room. 50 Murray Street includes 390 units and 385,492 square feet and 53 Park Place includes 115 units and 81,632 square feet. Both buildings are unencumbered by rent regulation and are subject to free market rental rates.

The Tribeca neighborhood has one of the highest average market rents in Manhattan and one of the lowest vacancy rates in Manhattan (based on a CitiHabitats market report as of May 2015 combining Tribeca with the adjacent SoHo neighborhood) as well as convenient access to mass transit. These conditions suggest a very tight residential rental market where renters occupy their units for an extended period of time. We believe many affluent renters have been priced out of Manhattan for-sale coop and condo markets and have limited options in the residential rental market in Tribeca.

The properties also feature approximately 77,200 square feet of retail space, comprising approximately 53,000 square feet of street-level and mezzanine-level retail space and an externally-managed garage. Tenants in this space include Equinox, a premium fitness club, and the Amish Market, a food market. Other tenants include AT&T, Starbucks and Apple Bank. The average lease duration of retail tenants is approximately nine years.

The Company is in the process of undertaking a capital program for the Tribeca properties. The program’s budget is estimated to be $15.6 million and it will be conducted in phases. The first phase will focus on improvements in the lobby at 50 Murray Street. The lobby has not been renovated since the 2001 conversion of the building from office space and needs to be updated to suit the tastes and styles of tenants in the present. We believe capital investments in select units will allow us to attract more affluent tenants that will be willing to pay higher rents in exchange for high quality finishes, appliances, remodeled kitchens and bathrooms, and improved closet space. We believe a capital plan that upgrades the common areas and individual units will bring the Tribeca properties up to the standards of the surrounding neighborhood.

There is $460 million in mortgage and mezzanine debt related to the Tribeca properties as of December 31, 2015, in the form a mortgage note of $360 million to Deutsche Bank and a $100 million mezzanine note to SL Green Finance. The mortgage note bears interest at one-month LIBOR plus 3.40%. The mezzanine note bears interest at one-month LIBOR plus 7.38%. Both the mortgage note and the mezzanine note mature on November 9, 2016 and give us the option to extend the maturity date up to three one-year terms. Under the mortgage note, we have the option to prepay the balance in whole, but not in part, subject to a prepayment premium if the prepayment occurs before November 6, 2015. Under the mezzanine note, we have the option to prepay the balance in whole, but not in part, subject to a prepayment premium if the payment occurs before July 9, 2016. In connection with both the mortgage and mezzanine debt, David Bistricer and an entity controlled by Sam Levinson entered into guaranties of recourse obligations.

Property highlights include:

Location	• 50 Murray Street and 53 Park Place

Building Type	• Residential

• Retail

Number of units	• 505 units

Other Amenities	• Doorman

• Landscaped roof deck

• Rooftop basketball court

• Tenant lounge

• Game room

• Toddler’s play room

• In house valet service

• Screening room

Nearby rapid transit access	• MTA Subway A, C, E, N, R, 1, 2, 3 trains

• PATH train

Flatbush Gardens

Flatbush Gardens is a 59-building complex located along Foster Avenue between Nostrand and Brooklyn Avenues in the East Flatbush neighborhood of Brooklyn. The property’s 59 buildings are located on seven tax parcels. The complex was constructed circa 1950 and contains 2,496 studio, one bedroom, two bedroom, and three bedroom apartments and four below-grade garages. The aggregate site area is 898,940 square feet, the aggregate gross building area is 1,926,180 square feet and the gross leasable area is 1,734,885 square feet.

			Site Area	Net Leasable	No. of
Address	Block	Lot	(Sq.Ft.)	Area (Sq.Ft.)	Units
3101 Foster Avenue	4964	47	60,000	118,320	168
1405 Brooklyn Avenue	5000	200	47,500	86,850	144
1402 Brooklyn Avenue	4981	50	161,655	292,920	420
1368 New York Avenue	4964	40	195,865	352,800	504
3505 Foster Avenue	4967	40	182,300	353,520	504
3202-24 Foster Avenue	4995	30	112,875	237,360	336
1401 New York Avenue	4981	1	138,745	293,115	420
Total			898,940	1,734,885	2,496

Community District 17 is a mixed-income community. Based on the 2010 Census data, Environmental Systems Research Institute (ESRI) estimates the 2011 median and average household incomes were $39,558 and $47,014, respectively. ESRI projects that over the next five years the number of households with income levels of $75,000 or greater will increase significantly and continue the gentrification of the neighborhood. East Flatbush possesses adequate linkage to the area’s shopping centers, recreational facilities, public service facilities and employment centers to make it a highly desirable residential neighborhood.

We believe Flatbush Gardens represents the entry-level, low-cost option in the market and that we will increasingly draw tenants who have been priced out of other New York City sub-markets.

The neighborhood surrounding the Flatbush Gardens complex is residential on all sides. For long periods of time, Flatbush Gardens stood side by side with a vibrant working-class neighborhood, but in the 1960s the area began to change. The neighborhood shifted as longstanding middle-class residents moved out of the neighborhood and were replaced by recent immigrants. Over time, Flatbush Gardens became a low-cost rental option in Brooklyn and the tenant quality and the physical appearance of the complex declined rapidly and criminal activity increased significantly. When we acquired the complex in 2005, it was in disrepair. However, the essential residential neighborhood feel around the complex remained. Unlike other New York City housing communities where entire neighborhoods were blighted, we believe the residential areas surrounding this property’s neighborhood remained intact. The Newkirk Avenue subway station, which is serviced by the No. 2 and No. 5 trains, is located on the west side of the complex. Brooklyn College is located 0.6 miles along Nostrand Avenue to south of Flatbush Gardens. The No. 2 and No. 5 trains, which service both Flatbush Gardens and Brooklyn College, provide direct access to the west side and east side, respectively, of Manhattan, as well as other points in Brooklyn. Two larger regional medical centers are located within a mile of the complex.

Over the past eight years, we have steadily expended funds to bring the internal and external areas of the complex to code and provide the basic services that residents can now rely upon. As a result of our effort in managing the complex, including these upgrades, we have reduced outstanding New York City violations from over 8,000 at the time of the acquisition to approximately 493 currently, and substantially improved resident safety. The management team utilizes modern software commonly used in this space, called EMPOWER, to efficiently and effectively manage resident complaints in order to remedy potential violations, to the extent possible. EMPOWER alerts the management team with real-time data directly from New York City agencies, including the Department of Housing Preservation & Development, so management can take appropriate action in responding to residents’ concerns. Utilizing the software provides the management team with powerful tools to manage work orders, requests, complaints, violations, hearings, compliance, inspections, registrations, permits, job fillings and financial statements. By streamlining day-to-day operations, delivering early notifications of new complaints and keeping track of important dates and events, EMPOWER allows the management team to save time addressing potential violations by resolving them before they escalate.

We believe we are now in position to take the complex to a higher level of service and amenities. The neighboring areas are improving rapidly, as rental rates have increased significantly and condo development has begun to penetrate the neighborhood. Neighborhood schools and parks have been upgraded. We believe that the gentrification trends that are moving east across Brooklyn have arrived in East Flatbush. These trends tie into our belief that rental rates at Flatbush Gardens are now significantly below the local market rates. The surrounding neighborhood has moved well ahead of Flatbush Gardens in terms of rental rates which we believe provides us with an opportunity to significantly improve our position in the market. Based on the improving tenant credit profile that we see in tenant applications on a weekly basis, we believe residents who would not have considered our complex when we acquired the property are now looking at Flatbush Gardens as a viable lower-cost housing option. We believe a capital investment plan that upgrades the common areas and park-like open spaces of the complex will bring Flatbush Gardens up to the standards of the surrounding neighborhood. Increasingly, the limited supply of units in Flatbush Gardens—currently a low-cost option in East Flatbush—supports our vision.

The Company is in the process of undertaking a comprehensive capital program for the Flatbush Gardens complex. The program’s budget is estimated to be approximately $38 million and it will be conducted in multiple phases dependent on various tiers of priority. The first phase of the capital program will focus on completing improvements on the common areas of the complex, including the lobbies, outdoor activity space and playgrounds. This will improve the overall facade of the complex and assist in increasing rent growth. Through this program, we plan to develop a community atmosphere in the complex. The second phase of the capital program will focus on upgrades to individual apartments on a rolling basis. We expect to perform both major overhauls and minor improvements where deemed necessary. The Company is currently receiving average rents of $20.80 per square foot, while market rents in the area average approximately $26.00 per square foot per Streeteasy listings in Flatbush and Northeast Flatbush as of March 8, 2016. We believe committing to such capital improvements in Flatbush Gardens will permit us to realize the difference in rents between existing rates and where the market is pricing similar apartments in nearby neighborhoods. To implement the program, we intend to utilize contractors with whom we have worked in the past, both at Flatbush Gardens and in other locations, and we have the ability to engage additional contractors given our strong relationships and reputation in the local market. Additionally, given the size of the complex, we will be able to take advantage of bulk pricing and economies of scale to reduce costs and enhance returns on our investment. We expect to complete the aforementioned capital program at Flatbush Gardens in 2018 with respect to exterior work and in 2019 with respect to interior work.

There is $170 million in mortgage debt secured by Flatbush Gardens, as of December 31, 2015, in the form of two mortgage notes to New York Community Bank. A $150 million mortgage note matures on October 1, 2024 and has a fixed interest rate of 3.88%. A $20 million mortgage note also matures on October 1, 2024 and has an interest rate of 3.88% through September 2019, after which the interest is Prime plus 2.75% subject to an option to fix the rate. Under both notes, we have the option to prepay all (but not less than all) of the unpaid balance of the loan prior to the maturity date, but must pay a prepayment premium of 4% if the prepayment occurs prior to October 1, 2016, 3% if it occurs from October 1, 2016 through September 30, 2017, 2% if it occurs from October 1, 2017 through September 30, 2018, and 1% if it occurs from October 1, 2018 through June 30, 2019. David Bistricer entered into guaranties of recourse obligations in connection with both notes for which we will indemnify him.

Property highlights include:

Building Type	• Residential

Number of units	• 2,496 units

Other Amenities	• Park-like space between buildings

• Parking lots

Nearby rapid transit access	• MTA Subway 2, 5 trains

141 Livingston Street

The 141 Livingston Street property is a 15-story commercial property totaling 207,624 square feet located on a 0.26-acre site at 141 Livingston Street in Downtown Brooklyn. The property’s main commercial tenant, the City of New York, executed a new 10-year lease in December 2015, with effect as of June 2014. Under the agreement with the City of New York, the tenant has an option to terminate the lease after five years. However, if it decides to continue to occupy the building after five years, the rent will increase 25% beginning the sixth year of the lease. The agreement with the City of New York, as compared to the prior lease, increases rent by 82% per square foot and increases the rentable square feet by 37% as a result of a building remeasurement, resulting in an overall increase in rental revenue of approximately 149%. The lease imposes a requirement on the Company to refurbish the air-conditioning system and other upgrades that the Company estimates will cost approximately $4.2 million.

The 141 Livingston Street property is located in Downtown Brooklyn, approximately 500 feet from the Jay Street-Metrotech, Hoyt-Schermerhorn, Hoyt Street, and Borough Hall subway stops, offering direct one-seat access to the east and west sides of Manhattan, as well as access to surrounding regions of Brooklyn and Queens, and connections to every other New York City subway line. The property is located near the Fulton Street Mall, a pedestrian mall that runs along Fulton Street between Boerum Place and Flatbush Avenue, and is within walking distance from Barclays Center and Atlantic Avenue. Due to its proximity to lower Manhattan and excellent transit accessibility, Downtown Brooklyn occupies a valuable and unique position in New York City as a competitive, back-office alternative to New Jersey. In addition, the significant residential development activity over the past few years has increased the residential population within Downtown Brooklyn. In the future we may be able to convert the property to residential units, a change made at several nearby buildings, including 110 Livingston Street. Additionally, the property includes an adjacent lot at 22 Smith Street currently used as a parking lot having approximately 5,000 square feet for which the Company has received written expressions of interest in excess of $15 million.

There is $55 million in mortgage debt secured by 141 Livingston Street, as of December 31, 2015, in the form of a mortgage note to Citibank, N.A. The note bears interest at one-month LIBOR plus 3.25% and matures on July 9, 2016, with the option to extend for six months or two years. We may prepay the debt in whole or in part, subject to payment of an exit fee in an amount equal to 0.50% of amount prepaid. The loan agreement grants Citigroup, N.A. the exclusive right of first offer and first refusal to refinance all or any portion of the loan. David Bistricer and Sam Levinson entered into a guaranty of recourse obligations in connection with the loan for which we will indemnify him.

Property highlights include:

Location	• 141 Livingston Street

Building Type	• Commercial

• Retail (parking)

Tenant	• City of New York

Other Amenities	• Elevators

• Parking

Nearby rapid transit access	• MTA Subway A, C, F, G, R, 2, 3, 4, 5 trains

250 Livingston Street

250 Livingston Street is a 12-story mixed-use building with commercial and residential uses on the upper floors and office and retail at grade. The total land area of the site is 29,707 square feet. There is 266,569 square feet of office space which is currently 100% leased to the City of New York’s Department of Environmental Protection and Human Resources Administration under leases which expire in December 2016 and August 2020. We have commenced a discussion with the City of New York regarding potential extensions or renewals, but there is no assurance that we will reach agreement with the City of New York on the extension or renewal of the leases for all or a portion of their office space. This space recently has been remeasured according to REBNY standards to approximately 354,000 square feet, an increase of approximately 33% consistent with the remeasurement described above at the nearby 141 Livingston Street property, which features as similar class of office space. Additionally, the property includes 36 units, or 26,815 square feet, of multi-family residential apartment units, which were developed by Clipper Equity in 2003 through 2013.

250 Livingston Street is situated on a block through site that is located along the north side of Schermerhorn Street and the south side of Livingston Street between Bond and Hoyt Streets within Downtown Brooklyn. The upscale rental properties have a separate entrance on Schermerhorn Street, which allows residential tenants access away from the office tenants’ entrance on Livingston. We are currently working on a small capital plan to upgrade the 233 Schermerhorn entrance street façade, which we believe will provide a more residential feel consistent with residential development in the area. Additionally, we recently entered into a lease for the retail space on Schermerhorn Street close to the residential entrance. The new tenant will be paying approximately $80 per square foot. The tenant currently operates multiple upscale delis in New York and we believe this addition to Schermerhorn Street will be an attractive, high quality amenity for our residential tenants.

The property is located in Downtown Brooklyn near the Hoyt-Schermerhorn, Hoyt Street, DeKalb Avenue, and Nevins Street subway stations, offering direct one-seat access to the east and west sides of Manhattan, as well as access to surrounding regions of Brooklyn and Queens, and connections to every other New York City subway line. The Fulton Street Mall is one block north, and the property is within easy walking distance of Barclays Center and Atlantic Avenue. The surrounding area is the site of much commercial and residential development, with new residential developments including the Schermerhorn House, a 9-story, 217 unit residential building located at 160 Schermerhorn Street, and the 25-story, 246-unit residential condominium building known as Be@Schermorhorn located at 189 Schermerhorn.

There is approximately $36 million in mortgage debt secured by 250 Livingston Street, as of December 31, 2015, in the form of a mortgage note to Citigroup Global Markets Realty Corp., which has been securitized. The note requires monthly principal and interest payments of $179,000, bears interest of 4.00% and matures on May 6, 2023. We may prepay the debt within two months of May 6, 2023 in whole without having to pay a prepayment premium. David Bistricer entered into a guaranty of recourse obligations in connection with the loan for which we will indemnify him.

Location	• 250 Livingston Street

Building Type	• Commercial

• Residential

• Retail

Tenant	• City of New York

Other Amenities	• Elevators

Nearby rapid transit access	• MTA Subway A, B, C, F, G, Q, R, 2, 3, 4, 5 trains

Proposed acquisition of the Aspen property

On January 6, 2016, the Company entered into a contract to purchase the Aspen property located at 1955 1st Avenue, New York, NY for $103 million. The property comprises 186,582 square feet, 232 residential rental units, three retail units and a parking garage. The residential units are subject to regulations established by the HDC under which there are no rental restrictions on approximately 55% of the units and low and middle income restrictions on approximately 45% of the units. In connection with this acquisition, the Company made a $5 million deposit that is generally refundable only if approval of the acquisition is not granted by HDC. The Company also has a signed term sheet with a bank to provide a $70 million mortgage for the acquisition with a 12 year term at 3.875% per annum. While the Company believes the completion of the acquisition and obtaining of the mortgage are probable, they are subject to substantial uncertainties and there can be no assurance that they will be completed.

Regulation

Environmental and Related Matters

Under various federal, state and/or local laws, ordinances and regulations, as a current or former owner and operator of real property, we may be liable for costs and damages resulting from the presence or release of hazardous substances (such as lead, asbestos and polychlorinated biphenyls), waste, petroleum products and other miscellaneous products (including but not limited to natural products such as methane and radon gas) at, on, in, under or from such property, including costs for investigation or remediation, natural resource damages, or third-party liability for personal injury or property damage. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence or release of such materials, and the liability may be joint and several. Some of our properties have been or may be impacted by contamination arising from current or prior uses of the property or adjacent properties for commercial, industrial or other purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. We also may be liable for the costs of remediating contamination at off-site disposal or treatment facilities when we arrange for disposal or treatment of hazardous substances at such facilities, without regard to whether we comply with environmental laws in doing so. The presence of contamination or the failure to remediate contamination on our properties may adversely affect our ability to attract and/or retain tenants, and our ability to develop or sell or borrow against those properties. In addition to potential liability for cleanup costs, private plaintiffs may bring claims for personal injury, property damage or for similar reasons. Environmental laws also may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which that property may be used or how businesses may be operated on that property.

Some of our properties may be adjacent to or near other properties used for industrial or commercial purposes or that have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. Releases from these properties could affect our properties.

In addition, our properties are subject to various federal, state and local environmental and health and safety laws and regulations. Noncompliance with these environmental and health and safety laws and regulations could subject us or our tenants to liability. These liabilities could affect a tenant’s ability to make rental payments to us. Moreover, changes in laws could increase the potential costs of compliance with such laws and regulations or increase liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect our operations, or those of our tenants, which could in turn have a material adverse effect on us. We sometimes require our tenants to comply with environmental and health and safety laws and regulations and to indemnify us for any related liabilities in our leases with them. But in the event of the bankruptcy or inability of any of our tenants to satisfy such obligations, we may be required to satisfy such obligations. We are not presently aware of any instances of material noncompliance with environmental or health and safety laws or regulations at our properties, and we believe that we and/or our tenants have all material permits and approvals necessary under current laws and regulations to operate our properties.

As the owner or operator of real property, we may also incur liability based on various building conditions. For example, buildings and other structures on properties that we currently own or operate or those we acquire or operate in the future contain, may contain, or may have contained, asbestos-containing material. Environmental and health and safety laws require that asbestos-containing material be properly managed and maintained and may impose fines or penalties on owners, operators or employers for noncompliance with those requirements. These requirements include special precautions, such as removal, abatement or air monitoring, if asbestos-containing material would be disturbed during maintenance, renovation or demolition of a building, potentially resulting in substantial costs. In addition, we may be subject to liability for personal injury or property damage sustained as a result of releases of asbestos-containing material into the environment. We are not presently aware of any material liabilities related to building conditions, including any instances of material noncompliance with asbestos requirements or any material liabilities related to asbestos.

In addition, our properties may contain or develop harmful mold or suffer from other indoor air quality issues, which could lead to liability for adverse health effects or property damage or costs for remediation. When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury occurs. We are not presently aware of any material adverse indoor air quality issues at our properties.

Americans with Disabilities Act and Similar Laws

Our properties must comply with Title III of the ADA to the extent that such properties are “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. In addition, The FHAA requires apartment communities first occupied after March 13, 1991, to comply with design and construction requirements for disabled access. For projects receiving Federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access. We have not conducted a recent audit or investigation of all of our properties to determine our compliance with these or other federal, state or local laws. Noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Insurance

We carry commercial general liability insurance coverage on our properties, with limits of liability customary within the industry to insure against liability claims and related defense costs. Similarly, we are insured against the risk of direct and indirect physical damage to our properties including coverage for the perils of flood and earthquake shock. Our policies also cover the loss of rental income during any reconstruction period. Our policies reflect limits and deductibles customary in the industry and specific to the buildings and portfolio. We also obtain title insurance policies when acquiring new properties, which insure fee title to our real properties. We currently have coverage for losses incurred in connection with both domestic and foreign terrorist-related activities. While we do carry commercial general liability insurance, property insurance and terrorism insurance with respect to our properties, these policies include limits and terms we consider commercially reasonable. In addition, there are certain losses (including, but not limited to, losses arising from known environmental conditions or acts of war) that are not insured, in full or in part, because they are either uninsurable or the cost of insurance makes it, in our belief, economically impractical to maintain such coverage. Should an uninsured loss arise against us, we would be required to use our own funds to resolve the issue, including litigation costs. In addition, for properties we may self-insure certain portions of our insurance program, and therefore, use our own funds to satisfy those limits, when applicable. We believe the policy specifications and insured limits are adequate given the relative risk of loss, the cost of the coverage and industry practice and, in the opinion of our management, the properties in our portfolio are adequately insured.

Competition

The leasing of real estate is highly competitive in Manhattan, Brooklyn, and the greater New York metropolitan market in which we operate. We compete with numerous acquirers, developers, owners and operators of commercial and residential real estate, many of which own or may seek to acquire or develop properties similar to ours in the same markets in which our properties are located. The principal means of competition are rent charged, location, services provided and the nature and condition of the facility to be leased.

In addition, we face competition from numerous commercial developers, real estate companies and other owners and operators of real estate for commercial buildings for acquisition and pursuing buyers for dispositions. We expect competition from other real estate investors, including other REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, pension trusts, partnerships, individual investors and others that may have greater financial resources or access to capital than we do or that are willing to acquire properties in transactions which are more highly leveraged or are less attractive from a financial viewpoint than we are willing to pursue.

Employees

As of February 1, 2016, we had approximately 177 employees who provide property management, maintenance, landscaping, construction management and accounting services. Certain of these employees are covered by union sponsored, collectively bargained, multiemployer defined benefit pension, profit sharing, health insurance, legal and training plans. Contributions to the plans are determined in accordance with the provisions of the negotiated labor contract. The Local 32BJ Service Employees International Union contract is in effect through December 31, 2015.

Legal Proceedings

From time to time, we are party to various lawsuits, claims for negligence and other legal proceedings that arise in the ordinary course of our business. We do not believe that the results of any such claims or litigation, individually or in the aggregate, will have a material effect on our business, financial condition or results of operations if determined adversely to us.

Company Information

Our principal executive offices are located at 4611 12th Avenue, Brooklyn, New York 11219. Our current facilities are adequate for our present and future operations. Our telephone number is (718) 438-2804. Our website address is www.clipperrealty.com. The information on, or otherwise accessible through, our website does not constitute a part of this prospectus.

MANAGEMENT

Executive Officers and Directors

Our board of directors consists of five directors. Of these five directors, we believe that four are considered “independent” in accordance with the listing standards established by the NYSE.

Set forth below are the names, ages and positions of our directors and executive officers as of the date of this prospectus.

Name	Age	Position with the Company

David Bistricer	66	Co-Chairman and Chief Executive Officer
Lawrence E. Kreider, Jr.	68	Chief Financial Officer
JJ Bistricer	34	Chief Operating Officer
Jacob Schwimmer	45	Chief Property Management Officer
Sam Levinson	41	Co-Chairman, Head of Investment Committee
Howard M. Lorber	67	Director
Robert J. Ivanhoe	62	Director
Roberto A. Verrone	47	Director

David Bistricer has been the managing member of Clipper Equity for more than 10 years. He served as Co-Chairman of the board of directors of Coleman Cable Inc. from January 1999 through February 2011. He was previously Co-Chairman of Riblet Products Corporation from January 1987 until its merger with the Coleman Cable Inc. in 2000. Mr. Bistricer brings to our board of directors industry experience, leadership abilities and strategic insight that make him a valuable asset as Co-Chairman of the board of directors and Chief Executive Officer. Mr. Bistricer has also been the managing member of Berkshire Capital LLC and Morgan Capital, real estate investment firms that are no longer active, for more than 10 years. He has also been the managing member and investor in a number of real estate investments unrelated to those of the Company, principally in the New York City area, since approximately 1978.

Lawrence E. Kreider, Jr. was retired and self-employed as a financial consultant from 2012 to August 2015, when he became the Chief Financial Officer of the Company. Mr. Kreider was Chief Financial Officer of Cedar Realty Trust from 2007 to 2011 where he had direct responsibility for all aspects of the Company’s financial operations. From 2001 to 2007, Mr. Kreider was Senior Vice President, Chief Financial Officer, Chief Information Officer and Chief Accounting Officer for Affordable Residential Communities, now named Hilltop Holdings Inc. From 1999 to 2001, Mr. Kreider was Senior Vice President of Finance for Warnaco Group Inc. and, in 2000 and 2001, President of Warnaco Europe. From 1986 to 1999, Mr. Kreider held several senior finance positions with Revlon, Inc., as Senior Vice President, Controller and Chief Accounting Officer, and with MacAndrews & Forbes Holdings. Prior to 1986, he held senior finance positions with Zale Corporation, Johnson Matthew Jewelry Corporation and Refinement International Company. Mr. Kreider began his career with Coopers & Lybrand, now PricewaterhouseCoopers. Mr. Kreider holds a B.A. from Yale University and an M.B.A. from the Stanford Graduate School of Business.

JJ Bistricer has, since 2006, served as Chief Operating Officer at several properties in the New York City metropolitan area in which David Bistricer is General Manager with direct responsibility for acquisitions dispositions, leasing, property development and property operations. Mr. Bistricer has been an officer of Clipper Equity since 2006. At the Flatbush Gardens property, Mr. Bistricer has served as overall operating manager since 2006. At the 250 Livingston Street property, Mr. Bistricer managed the conversion of office space to residential since 2006. Mr. Bistricer has served as Chief Operating Officer at the Tribeca properties since acquisition in December 2014 responsible for residential and retail leasing, development and operations. JJ Bistricer is the son of David Bistricer. As Chief Operating Officer at a number of other properties in the New York metropolitan area, Mr. Bistricer has additional experience in repositioning properties from office and hospital use to residential rental and condominium use.

Jacob Schwimmer has, since 1992, managed, developed, purchased and sold residential and commercial real estate properties in the New York City metropolitan area in conjunction with his parents and in partnership with David Bistricer and Sam Levinson. Mr. Schwimmer, members of his family and family trusts were principal investors in the acquisitions of the 141 and 250 Livingston Street properties in 2002 and the Flatbush Gardens property in 2005. Mr. Schwimmer has served as the principal property management executive at these properties since acquisition. Mr. Schwimmer also serves in the same capacity at another property in New York City in which David Bistricer is the managing member.

Sam Levinson is the Chief Investment Officer at Glick Family Investments, a private family office located in New York, New York, where he has overseen private equity investments since 2004. He has been a member of the board of directors of Stonegate Mortgage Corporation (NYSE: SGM) since 2013, serving as Chairman of the Compensation Committee. Mr. Levinson has served as a director of Canary Wharf Group, a U.K. property developer and manager of over 16 million square feet of Class A office and retail space, since 2004, including as a member of the Operating Committee and Chairman of the Audit Committee. Mr. Levinson has also served as a non-executive director of Songbird Estates, Canary Wharf Group’s holding company, since 2004; of American European Group Insurance Company since 2006; and of Dynasty Financial Partners, LLC, which provides investment and technology platforms for independent financial, investment, and wealth management advisors, since 2011. Additionally, Mr. Levinson served as a director of Coleman Cable Inc., a manufacturer of wire and cable, from 2005 until its sale in 2014 and of West Coast Bancorp of Portland, Oregon from February 2011 until its sale in April 2013. Mr. Levinson’s wife is the niece of David Bistricer. We believe Mr. Levinson is qualified to serve as a Co-Chairman of our board of directors because he is an experienced executive and director with numerous years of experience in the financial and real estate industries.

Howard M. Lorber is President and Chief Executive Officer and member of the board of directors of Vector Group Ltd. (NYSE: VGR) and Chairman of Douglas Elliman Realty, LLC, a majority-owned subsidiary of Vector Group, which operates the largest residential brokerage company in the New York City metropolitan area and the fourth-largest in the United States. Mr. Lorber has been with Vector Group and its diversified interests since 1994. Mr. Lorber is also Chairman of the Board of Directors of Nathan’s Famous, Inc.; a director of United Capital Corp., a real estate investment and diversified manufacturing company; Vice Chairman of the board of directors of Ladenburg Thalmann Financial Services; and Chairman of Morgans Hotel Group Co. Mr. Lorber brings to our board of directors his valuable expertise in the real estate and investment industries, including more than 25 years of experience serving on the board of a restaurant and real estate company.

Robert J. Ivanhoe is Chair of the 200+ lawyer Global Real Estate Practice and Co-Chair of the REIT group at Greenberg Traurig LLP, where he has worked since 1996. He concentrates his practice in sophisticated real estate structures, financings, workouts, restructurings, acquisitions and dispositions of all asset classes of real estate. Mr. Ivanhoe is actively involved in real estate industry current affairs and is regularly asked to write and lecture on industry topics. He has been recognized by Chambers and Partners USA, The New York Observer and Real Estate New York as one of the leading real estate attorneys in New York City and throughout the United States. He has represented numerous nationally-recognized owner/developer and institutional lender/investor clients domestically and internationally for more than 30 years. Mr. Ivanhoe is a member of Greenberg Traurig LLP’s Executive Committee, Board of Directors and Operating Committee. Mr. Ivanhoe brings to our board of directors valuable expertise in the real estate industry.

Roberto A. Verrone is a founder and principal owner of Iron Hound Management Company, which provides advisory and capital placement services in the commercial real estate industry. Mr. Verrone began his career at Bear Stearns in 1990, which included time in the Commercial Real Estate Group. In 2001, he joined Wachovia Corporation following the merger of First Union and Wachovia, and in 2002 he became manager of Wachovia’s Large Loan Group. Prior to founding Iron Hound in early 2009, Mr. Verrone also served as Co-Head of Wachovia’s Real Estate Group, where he was responsible for managing approximately 600 employees and oversaw a debt portfolio valued in excess of $80 billion. Mr. Verrone received a Bachelor of Arts degree from Moravian College. Mr. Verrone brings to our board of directors his valuable expertise in the commercial real estate industry, in which he has more than 23 years of experience.

Board of Directors

Pursuant to our charter and bylaws, the number of our directors may not be fewer than the minimum number required by Maryland law, which is one, and may not be greater than fifteen, and will generally be determined from time-to-time by resolution of the board of directors. Our current board of directors consists of five persons. Our board of directors has determined that Messrs. Ivanhoe, Lorber, Levinson and Verrone meet the independence standards of the NYSE.

Our board of directors believes its members collectively have the experience, qualifications, attributes and skills to effectively oversee the management of our company, including a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing our company, a willingness to devote the necessary time to board of directors duties, a commitment to representing the best interests of our company and our stockholders and a dedication to enhancing stockholder value.

Committees of the Board of Directors

Our board of directors has four committees: the Audit Committee, the Investment Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, each of which meets the NYSE independence standards and other governance requirements for such a committee, subject to certain transition rules for newly public companies as noted below. Each of these committees consists of three members.

Audit Committee. We have established an Audit Committee comprising Messrs. Lorber, Ivanhoe and Verrone. The Audit Committee assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Our board of directors has affirmatively determined that a majority of the directors who serve on the Audit Committee meet the independence standards of the NYSE for audit committee members, and satisfy the independence requirements of Rule 10A-3 of the Exchange Act prior to appointing such individual to the Audit Committee. Mr. Ivanhoe is the only director who serves on the Audit Committee who does not meet the independence standards of the NYSE for audit committee members. Our board of directors has also determined that Mr. Lorber qualifies as an “audit committee financial expert” under SEC rules and regulations. In accordance with applicable transition rules, our board of directors will change the membership of the Audit Committee in due course as may be necessary to ensure that all of its members will satisfy the independence requirements within one year after our listing date.

Investment Committee. The Investment Committee comprising Messrs. Levinson, Bistricer and Verrone supports the board of directors in identifying and analyzing the Company’s investment activity. Specifically, the Investment Committee’s duties include reviewing and making recommendations to the board of directors about potential investments in properties by the Company and the Company’s Investment Policy; reviewing and making recommendations to the board of directors with respect to related party transactions; and reporting to the board of directors about potential investment opportunities.

Compensation Committee. We have established a Compensation Committee comprising Messrs. Bistricer, Levinson and Lorber. The Compensation Committee supports the board of directors in fulfilling its oversight responsibilities relating to senior management and director compensation, including the administration of Clipper Realty Inc. 2015 Omnibus Incentive Compensation Plan and the Clipper Realty Inc. 2015 Non-Employee Director Plan. A majority of directors who serve on the Compensation Committee meet the independence standards of the NYSE compensation committee members. Mr. Bistricer is the only director who serves on the Compensation Committee who does not meet the independence standards of the NYSE for compensation committee members. In accordance with applicable transition rules, our board of directors will change the membership of the Compensation Committee in due course as may be necessary to ensure that all of its members will satisfy the independence requirements within one year after our listing date.

Nominating and Corporate Governance Committee. We have established a Nominating and Corporate Governance Committee comprising Messrs Bistricer, Levinson and Ivanhoe. The Nominating and Corporate Governance Committee assists the board of directors in identifying and recommending candidates to fill vacancies on the board of directors and for election by the stockholders, recommending committee assignments for members to the board of directors, overseeing the board of directors’ annual evaluation of the performance of the board of directors, its committees and individual directors, reviewing compensation received by directors for service on the board of directors and its committees and developing and recommending to the board of directors appropriate corporate governance policies, practices and procedures for our company. Mr. Bistricer is the only director who serves on the Nominating and Corporate Governance Committee who does not meet the independence standards of the NYSE. In accordance with applicable transition rules, our board of directors will change the membership of the Nominating and Corporate Governance Committee in due course as may be necessary to ensure that all of its members will satisfy the independence requirements within one year after our listing date.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other legal entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Conflict of Interest and Business Ethics Policy

Our board of directors has established a conflict of interest and business ethics policy that applies to our officers, directors and employees. Among other matters, our conflict of interest and business ethics policy works together with our Investment Policy and is designed to ensure that all employees avoid conflicts between their personal interests and those of our company. The purpose of the policy is to ensure that our honesty and integrity, and therefore our reputation, are not compromised. The fundamental principle guiding the policy is that, except as contemplated by the Investment Policy, no officer, employee or director should have, or appear to have, personal interests or relationships that actually or potentially conflict with the best interests of our company. The full text of the policy will be posted on our website. We intend to disclose future amendments to the policy or waivers of its requirements on our website.

Limitations on Liability and Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty that is established by a final judgment and is material to the cause of action.

Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under Maryland law, a Maryland corporation also may not indemnify a director or officer in a suit by or on behalf of the corporation in which the director or officer was adjudged liable to the corporation or for a judgment of liability on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct; however, indemnification for an adverse judgment in a suit by us or on our behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by the director or officer or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that he or she did not meet the standard of conduct necessary for indemnification by the corporation.

To the maximum extent permitted by Maryland law in effect from time to time, our charter authorizes us to indemnify any individual who serves or has served, and our bylaws obligate us to indemnify any individual who is made or threatened to be made a party to or witness in a proceeding by reason of his or her service:

•	as a present or former director or officer; or

•	while a director or officer and at our request, as a director, officer, partner, manager, member or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, limited liability company, employee benefit plan or other enterprise from and against any claim or liability to which he or she may become subject or that he or she may incur by reason of his or her service in any of these capacities. Our charter authorizes us, and our bylaws require us, without requiring a preliminary determination of such individual’s ultimate entitlement to indemnification, to pay or reimburse any such individual’s reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

We have entered into indemnification agreements with each of our directors and executive officers that provide for indemnification and advance of expenses to the maximum extent permitted by Maryland law.

We have purchased and maintained insurance on behalf of all of our directors and executive officers against liability asserted against or incurred by them in their official capacities, whether or not we are required or have the power to indemnify them against the same liability.

Summary Compensation Table

The following table presents compensation awarded in the fiscal year ended December 31, 2015 to our principal executive officer and our two other most highly compensated persons serving as executive officers as of December 31, 2015. We refer to these executive officers are our “named executive officers”. Because we are a recently formed company, we did not pay compensation to employees, including our named executive officers, during the fiscal year ended December 31, 2014.

Name & Principal Position	Year	Salary (1)	Stock Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
David Bistricer (2)	2015	$208,333	$1,800,000	—	$5,778	$2,014,111
Chief Executive Officer
Lawrence Kreider (2)	2015	$135,417	$630,000	—	$2,022	$767,439
Chief Financial Officer
JJ Bistricer	2015	$104,167	$630,000	$250,000	$2,022	$986,189
Chief Operating Officer

(1)	We entered into employment agreements with each of our named executive officers on August 3, 2015, and did not pay a salary to our named executive officers prior to such date.

(2)	2015 annual incentive bonuses for David Bistricer and Lawrence Kreider were paid in the form of LTIP units in March 2016, and are not reflected in this Summary Compensation Table. David Bistricer’s annual incentive bonus was equal to $700,000, and Lawrence Kreider’s annual incentive bonus was equal to $150,000.

Outstanding Equity Awards at Fiscal Year End

As of December 31, 2014, none of the named executive officers held any outstanding Clipper equity-based awards. In 2015 and in connection with the private offering, we made a special one-time grant of LTIP units to each of our named executive officers. The following table provides information about the outstanding Clipper equity-based awards held by each of our named executive officers as of December 31, 2015:

Name	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
David Bistricer	133,334	(2)	$1,800,000	—	—
Lawrence Kreider	46,667	(2)	$630,000	—	—
JJ Bistricer (3)	46,667	(2)	$630,000	—	—

(1)	The market value of our common stock is based on our initial offering price of $13.50 per share.

(2)	Represents a special one-time grant of LTIP units on August 3, 2015. The LTIP units are scheduled to cliff vest on August 3, 2018, generally subject to continued employment through the vesting date.

(3)	In March 2016 and in connection with the private offering, we made a special additional one-time grant of 16,667 LTIP units to JJ Bistricer. The value of such grant is not reflected in the table above.

Employment Agreements

On August 3, 2015, we entered into, through our operating partnership, employment agreements with each of our named executive officers for fiscal year 2015. Under the employment agreements, David Bistricer serves as Chief Executive Officer; Lawrence Kreider serves as Chief Financial Officer; and JJ Bistricer serves as Chief Operating Officer. The term of each employment agreement is for an unspecified duration and constitutes “at will” employment.

Each employment agreement provides for, among other things:  (i) an annual base salary of $500,000 for David Bistricer, $325,000 for Lawrence Kreider and $250,000 for JJ Bistricer, (ii) an annual incentive bonus with a target bonus opportunity of 50% of annual base salary for David Bistricer, 46% of annual base salary for Lawrence Kreider and 100% of annual base salary for JJ Bistricer, with the actual amount earned ranging from 0% to 200% of target based on actual achievement against performance metrics to be established by the compensation committee of our board of directors, (iii) annual long-term equity incentive compensation awards to be granted beginning in 2016 in form, including vesting restrictions, and amount determined in the sole discretion of the compensation committee and the board of directors and (iv) participation in the Company’s employee benefit and welfare plans.

Annual incentive bonuses for 2015 were paid to our named executive officers in March 2016 in the following amounts: David Bistricer—$700,000; JJ Bistricer—$250,000 and Lawrence Kreider—$150,000. David Bistricer’s and Lawrence Kreider’s bonuses were paid in the form of LTIP units, and are not reflected in the Summary Compensation Table. Such LTIP units are scheduled to vest on January 2, 2018. JJ Bistricer’s bonus was paid in cash, and is reflected under the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

Upon a termination of any executive’s employment by the Company without “cause”, subject to a general release of claims in favor of the Company, the executive will be entitled to: (i) a prorated annual incentive bonus for the year of termination based on actual performance, (ii) either (A) continued benefits under the Company’s group healthcare, vision and dental plans through the 12-month anniversary of termination of employment or (B) a lump-sum payment (grossed up for applicable taxes) equal to 12 times the monthly COBRA cost of continued health and medical coverage and (iii) continued vesting of any outstanding equity compensation awards as if the executive had remained employed through the applicable vesting dates.

“Cause” generally means the executive’s: (i) conviction of, or plea of guilty or no contest to, any felony or any crime involving fraud or moral turpitude, (ii) engagement in gross misconduct that causes material financial or reputation harm to the company, (iii) material violation of the terms of the employment agreement or any written Company policy or (iv) disqualification or bar by any governmental or self-regulatory authority from serving in the capacity required by the executive’s job description, or loss of any governmental or self-regulatory license that is reasonably necessary for the executive to perform his duties or responsibilities.

Each employment agreement also contains confidentiality and non-disparagement provisions, which apply indefinitely, and non-competition as well as client and employee non-solicitation provisions that apply during the term of the employment agreement and for one year following a termination of employment for any reason. In addition, the employment agreements for David Bistricer and JJ Bistricer acknowledge that each such executive provides services to Clipper Equity and other entities and businesses affiliated with David Bistricer (which we refer to as the “affiliated entities”), that such responsibilities preclude the executives from devoting substantially all of their time to the Company, and that there may be certain potential conflicts of interest or duties associated with their roles at the Company and the affiliated entities.

Other than the employment agreements described above, we do not currently have any agreements, plans or arrangements that provide for severance payments to our executive officers.

Retirement Benefits

We do not currently offer plans that provide for retirement benefits, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans, tax-qualified defined contribution plans, or nonqualified defined contribution plans.

Director Compensation

The following table provides information concerning the compensation of each non-employee director for service on our board in 2015. Directors who are employees of us or any of our subsidiaries did not receive, and will not receive, any compensation for their services as directors.

Name	Fees Earned or Paid in Cash	Stock Awards	All Other Compensation	Total
Sam Levinson	$62,500	$1,350,000	$4,333	$1,416,833
Howard M. Lorber	$39,583	$22,500	$0	$62,155
Robert J. Ivanhoe	$31,250	$22,500	$0	$53,822
Roberto A. Verrone	$31,250	$22,500	$0	$53,822

In connection with the private offering, we adopted a compensation program for our directors pursuant to which we pay customary fees to each of our non-employee directors, including a $75,000 cash retainer and other board of directors and board committee fees as determined from time to time, including additional fees for the chairman of each of our board committees and co-chairman of our board.

We have granted a total of 105,001 LTIP units to our non-employee directors with an initial value of $1,350,000 (represented by 100,000 LTIP units) for Sam Levinson and approximately $22,500 (represented by 1,667 LTIP units) for each of the other non-employee directors. The LTIP units will cliff vest on the third anniversary of the grant date for Sam Levinson, and will cliff vest on the first anniversary of the grant date for the other non-employee directors, generally subject to continued service as a director. We will also reimburse our directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including without limitation travel expenses in connection with their attendance in-person at board of directors and committee meetings.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Private Offering; Formation Transactions and Related Transactions

1,000,000 of the shares in the private offering were sold directly by us to members of our management and board of directors, and their friends, family members and affiliates.

In connection with the private offering, we consummated the following formation transactions:

•	We formed our operating partnership, of which we are the sole general partner. The holders of LTIP units, are the initial limited partners of our operating partnership.

•	We invested the net proceeds from the private offering in our operating partnership and our operating partnership invested such proceeds in the predecessor entities in consideration for class A LLC units in each predecessor entity. Our operating partnership became the managing member of each of our predecessor entities.

•	Prior to the contribution by our operating partnership described above, our predecessor entities distributed approximately $15 million of available unrestricted cash to the continuing investors.

•	The continuing investors had their LLC interests in the predecessor entities converted into class B LLC units. In addition, we issued to one continuing investor 755,939 shares of our common stock.

•	We issued shares of our special voting stock to our continuing investors equal to the same number of class B LLC units issued to them.

•	We granted to members of our senior management team a total of 290,002 LTIP units, and to our non-employee directors a total of 105,001 LTIP units, all of which are subject to certain vesting requirements.

•	We entered into the tax protection agreement described below with our continuing investors.

•	We entered into the services agreements described below.

•	We entered into employment agreements with David Bistricer, Lawrence Kreider, JJ Bistricer and Jacob Schwimmer providing for salary, bonus and other benefits, including certain payments and benefits upon a termination of employment under certain circumstances and the issuance of equity awards as described under “Management—Employment Agreements.” Under those employment agreements, David Bistricer, JJ Bistricer and Jacob Schwimmer spend such time on matters relating to our company as is appropriate and Lawrence Kreider spends all of his working time on matters relating to our company.

•	We entered into indemnification agreements with our directors and executive officers providing for the indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against such persons in their capacities with us and our subsidiaries.

•	David Bistricer and entities controlled by Sam Levinson were released from and otherwise indemnified for liabilities arising under certain guarantees and indemnities with respect to approximately $721.1 million of mortgage loans on our properties, which were assumed by us upon closing of the formation transactions in respect of obligations arising after the closing of the private offering. The guarantees and indemnities with respect to all of the indebtedness are, in most instances, limited to losses incurred by the applicable lender arising from acts such as fraud, misappropriation of funds, intentional breach, bankruptcy and certain environmental matters. In connection with our assumption of these mortgage loans, we have sought to have the guarantors and/or indemnitors released from these guarantees and indemnities and to have our operating partnership assume any such guarantee and indemnity obligations as replacement guarantor and/or indemnitor. To the extent lenders did not consent to the release of these guarantors and/or indemnitors, and they remain guarantors and/or indemnitors on assumed indebtedness following the private offering, our operating partnership entered into indemnification agreements with the guarantors and/or indemnitors pursuant to which our operating partnership is obligated to indemnify such guarantors and/or indemnitors for any amounts paid by them under guarantees and/or indemnities with respect to the assumed indebtedness. We believe that since we control the properties, it is appropriate, and consistent with market practice, for Mr. Bistricer and entities controlled by Mr. Levinson to be indemnified by our operating partnership to the extent the lenders did not consent to the release of these guarantors and/or indemnitors. In addition, in connection with future mortgage loans that we would enter into in connection with future property acquisitions or refinancing of our properties, we intend to enter into any necessary guarantees directly and neither Mr. Bistricer and entities controlled by Mr. Levinson nor any of our other directors, executive officers or stockholders would be expected to enter into such guarantees.

•	We entered into a continuing investors registration rights agreement with certain persons receiving shares of our common stock and class B LLC units in the formation transactions, including certain members of our senior management team and the other continuing investors. The continuing investors registration rights agreement provides for the registration of such shares of common stock and shares of common stock that are issuable upon the exchange of class B LLC units.

Non-Contributed Properties and Businesses

All of the previous employees of our Predecessor’s management companies who spent a majority of their time on matters related to the properties in our portfolio became our employees. We entered into two services agreements with entities that own interests in the non-contributed properties and businesses. One of these agreements is a services agreement under which the non-contributed properties and businesses continue to provide us with the services they previously provided to the properties in our portfolio, including certain construction and information technology services, finance services and executive support services, and one is a services agreement with the non-contributed properties and businesses pursuant to which our employees continue to provide the services they previously provided for those non-contributed properties and businesses, including certain financial controller services and leasing services. The term of each services agreement commenced on August 3, 2015 and each will terminate on August 3, 2018, unless earlier terminated pursuant to the provisions therein or renewed by mutual consent of the parties thereto. We expect that the net amount paid by or to us under these agreements will not exceed $120,000 per year.

Tax Protection Agreement

We do not presently intend to sell or take any other action that would result in a tax protection payment with respect to the properties covered by the tax protection agreement. We entered into a tax protection agreement with our continuing investors pursuant to which we agreed to indemnify the continuing investors against certain tax liabilities incurred during the 8-year period following the private offering (or with respect to item (iv) below, certain tax liabilities resulting from certain transfers occurring during the 8-year period following the private offering) if those tax liabilities result from (i) the sale, transfer, conveyance or other taxable disposition of any of the properties of our LLC subsidiaries, (ii) any of Renaissance, Berkshire or Gunki failing to maintain a level of indebtedness allocable for U.S. federal income tax purposes to any of the continuing investors such that any of the continuing investors is allocated less than a specified minimum indebtedness in each such LLC subsidiary (in order to comply with this requirement, (1) Renaissance needs to maintain approximately $101.3 million of indebtedness, (2) Berkshire needs to maintain approximately $125.8 million of indebtedness and (3) Gunki needs to maintain approximately $34.4 million of indebtedness), (iii) in a case that such level of indebtedness cannot be maintained by the applicable LLC subsidiary, failing to make available to such a continuing investor the opportunity to execute a guarantee of indebtedness of the LLC subsidiary meeting certain requirements that would enable the continuing investor to continue to defer certain tax liabilities, or (iv) the imposition of New York City or New York State real estate transfer tax liability imposed upon a continuing investor as a result of the formation transactions, private offering, an initial public offering and/or certain subsequent transactions (including subsequent issuances of additional LLC units or interests, issuances of OP units by the operating partnership, issuances of common stock by Clipper Realty, issuances of common stock in exchange for class B LLC units, or dispositions of property by any LLC subsidiary) or as a result of any of those transfers being aggregated. See “Risk Factors—Risks Related to Real Estate.” We estimate that had all of their assets subject to the tax protection agreement been sold in a taxable transaction immediately after the private offering, the amount of our LLC subsidiaries’ indemnification obligations under the tax protection agreement (based on then current tax rates and the valuations of our assets based on the private offering price of $13.50 per share, and including additional payments to compensate the indemnified continuing investors for additional tax liabilities resulting from the indemnification payments) would have been approximately $364.9 million. In addition, we estimate that if New York City or New York State real estate transfer taxes had been imposed on our continuing investors, the maximum amount of our LLC subsidiaries’ indemnification obligations pursuant to the tax protection agreement in respect of New York City or New York State real estate transfer tax liability (based on then current tax rates and the valuations of our assets based on the private offering price of $13.50 per share, and including additional payments to compensate the indemnified continuing investors for additional tax liabilities resulting from the indemnification payments) would have been approximately $74.9 million (although the amount may have been significantly less).

Operating Partnership Agreement and Limited Liability Company Agreements

Concurrently with the completion of the private offering, we entered into the operating partnership agreement with the various persons who received LTIP units, and the operating partnership entered into amended and restated limited liability company agreements with the various continuing investors in our LLC subsidiaries; these include certain members of our senior management team and our other continuing investors. As a result, such persons became either limited partners of our operating partnership or non-managing members in our LLC subsidiaries.

Pursuant to the partnership agreement and LLC agreements, each limited partner of our operating partnership has the right, subject to the terms and conditions set forth in the partnership agreement to require our operating partnership to redeem all or a portion of the OP units held by such limited partner in exchange for a cash amount equal to the number of tendered OP units multiplied by the price of a share of our common stock (determined in accordance with, and subject to adjustment under, the terms of the partnership agreement), unless the terms of such OP units or a separate agreement entered into between the operating partnership and the holder of such OP units provide that they are not entitled to a right of redemption or impose conditions on the exercise of such right of redemption. On or before the close of business on the fifth business day after we receive a notice of redemption, we may, in our sole and absolute discretion, but subject to the restrictions on the ownership of our stock imposed under our charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered OP units from the tendering person in exchange for shares of our common stock, based on an exchange ratio of one share of our common stock for each OP unit (subject to anti-dilution adjustments provided in the partnership agreement). See “Description of the Limited Partnership Agreement of Our Operating Partnership.”

Each non-managing member of the LLC subsidiaries has the right, subject to the terms and conditions set forth in the LLC agreements, to require the operating partnership to exchange all or a portion of the class B LLC units held by such non-managing member, together with the same number of shares of our special voting stock, for a cash amount equal to the number of tendered class B LLC units multiplied by the price of a share of our common stock (determined in accordance with, and subject to adjustment under, the terms of the LLC agreements), unless the terms of such class B LLC units or a separate agreement entered into between an LLC subsidiary and the holder of such class B LLC units provides that the holder is not entitled to a right of exchange or imposes conditions on the exercise of such right of exchange. On or before the close of business on the fifth business day after we and the operating partnership receive a notice of exchange, we may, in our sole and absolute discretion, but subject to the restrictions on the ownership of our stock imposed under our charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered class B LLC units from the tendering non-managing member in exchange for shares of our common stock, based on an exchange ratio of one share of our common stock for each class B LLC unit (subject to anti-dilution adjustments provided in the LLC agreements). See “Description of the Limited Liability Company Agreements of our LLC Subsidiaries.”

We entered into the continuing investors registration rights agreement with certain persons receiving shares of our common stock and class B LLC units in the formation transactions, including certain members of our senior management team and the other continuing investors. The continuing investors registration rights agreement provides for the registration of such shares of common stock and shares of common stock that are issuable upon the exchange of class B LLC units.

Indemnification of Our Directors and Officers

To the maximum extent permitted by Maryland law in effect from time to time, our charter authorizes us to indemnify any individual who serves or has served, and our bylaws obligate us to indemnify any individual who is made or threatened to be made a party to or witness in a proceeding by reason of his or her service:

•	as a present or former director or officer; or

•	while a director or officer and at our request, as a director, officer, partner, manager, member or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, limited liability company, employee benefit plan or other enterprise from and against any claim or liability to which he or she may become subject or that he or she may incur by reason of his or her service in any of these capacities. Our charter authorizes us, and our bylaws require us, without requiring a preliminary determination of such individual’s ultimate entitlement to indemnification, to pay or reimburse any such individual’s reasonable expenses in advance of final disposition of a proceeding.

Following completion of the private offering, we entered into indemnification agreements with each of our directors and executive officers that provided for indemnification and advance of expenses to the maximum extent permitted by Maryland law. See “Management—Limitations on Liabilities and Indemnification of Directors and Officers” and “Description of the Limited Liability Company Agreements of Our LLC Subsidiaries—Management Liability and Indemnification.”

Related Party Transaction Approval Policy

Our board of directors will adopt, in connection with this offering, a written related party transaction approval policy pursuant to which an independent committee (which may be a standing or ad hoc committee) of our board of directors will review and approve or take such other action as it may deem appropriate with respect to the following transactions:

•	a transaction in which we are a participant and which involves an amount exceeding $120,000 and in which any of our directors, officers or 5% stockholders, or any other “related person” as defined in Item 404 of SEC Regulation S-K (“Item 404”), has or will have a direct or indirect material interest;

•	any material amendment, modification or extension of the tax protection agreement, services agreements or continuing investors registration rights agreement; and

•	any other transaction that meets the related party disclosure requirements of the SEC as set forth in Item 404.

This policy will set forth factors to be considered by an independent committee in determining whether to approve any such transaction, including the nature of our involvement in the transaction, whether we have demonstrable business reasons to enter into the transaction, whether the transaction would impair the independence of a director and whether the proposed transaction involves any potential reputational or other risk issues.

To simplify the administration of the approval process under this policy, an independent committee may, where appropriate, establish guidelines for certain types of related party transactions or designate certain types of such transactions that will be deemed pre-approved. This policy will also provide that the following transactions are deemed pre-approved:

•	decisions on compensation or benefits or the hiring or retention of our directors or executive officers, if approved by the applicable committee of the board of directors;

•	the indemnification and advancement of expenses pursuant to our charter, bylaws or an indemnification agreement; and

•	transactions where the related person’s interest or benefit arises solely from such person’s ownership of our securities and holders of such securities receive the same benefit on a pro rata basis.

If our board of directors appoints an ad hoc independent committee to review and take action with regard to any one or more related party transactions, the committee will be comprised of at least three independent directors. A director on any committee considering a related party transaction who has an interest in the transaction will not participate in the consideration of that transaction unless requested by the chairperson of the committee.

This policy will not apply to the implementation or administration of the tax protection agreement, the services agreements or the continuing investors registration rights agreement.

INVESTMENT POLICY AND POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our Investment Policy and certain of our other policies with respect to financing and other activities. These policies may be amended or revised from time to time at the discretion of our board of directors, without a vote of our stockholders.

Investment Policy

We will generally target wholly-owned multi-family and commercial properties located in the New York metropolitan area; however, we may also make majority or minority investments alongside partners.

We have adopted an Investment Policy that provides that our directors and officers (including officers involved with Clipper Equity), will not invest in any multi-family or commercial property (other than excluded assets) located in the metropolitan New York City area, unless the investment opportunity is first offered to our company and our board of directors (or an independent committee of our board of directors) determines that our company will not pursue the investment opportunity. Our officers and directors, including each of David Bistricer, Sam Levinson, JJ Bistricer and Jacob Schwimmer, can pursue investment opportunities related to excluded assets which include (i) for-sale condominium or cooperative conversion or development projects, (ii) projects that would require us to obtain guarantees from 3rd parties or to backstop obligations of other parties, or (iii) land acquisitions, without offering them to our company. In addition, our board of directors has established a conflict of interest and business ethics policy that is designed to work together with the Investment Policy. See “Management–Conflict of Interest and Business Policy.”

Our charter provides that we renounce any interest or expectancy in, or right to be offered or to participate in, any business opportunity identified in any investment policy (including the Investment Policy) or agreement with any of our directors or officers unless the policy or agreement contemplates that the director or officer must present, communicate or offer such business opportunity to us. See “Certain Provisions of Maryland Law and Clipper Realty’s Charter and Bylaws—Competing Interests and Activities of our Directors and Officers.”

Clipper Equity, which includes the real estate business of David Bistricer in which our company did not invest in connection with the formation transactions, owns interests in and controls and manages entities that own interests in multi-family and commercial properties in the New York metropolitan area. Each of David Bistricer, our Co-Chairman and Chief Executive Officer, and JJ Bistricer, our Chief Operating Officer, is an officer of Clipper Equity and will continue to be involved in such capacity with Clipper Equity. Each of Sam Levinson, our Co-Chairman and the Head of our Investment Committee, and Jacob Schwimmer, our Chief Property Management Officer, have ownership interests in Clipper Equity and will continue to be involved in such capacity with Clipper Equity. The employment agreements of David Bistricer, Jacob Schwimmer and JJ Bistricer with the Company acknowledge that each such executive provides services to other businesses affiliated with David Bistricer (including Clipper Equity in the case of David Bistricer and JJ Bistricer), that such responsibilities preclude the executives from devoting substantially all of their time to the Company, and that there may be certain potential conflicts of interest or duties associated with their roles at the Company and these affiliated entities.

Policies with Respect to Financing and Other Activities

Our board of directors is authorized, without approval of our common stockholders, to cause us to issue additional shares of our stock or to raise capital through the issuance of equity or debt securities, including preferred stock, options, warrants and other rights on terms and for consideration as our board of directors in its sole discretion may determine. In addition, our operating partnership may issue additional OP units or other partnership interests and our LLC subsidiaries may issue additional LLC units or equivalent interests without the consent of our stockholders, any limited partners of our operating partnership or any non-managing member of the applicable LLC subsidiary. See also “Description of the Limited Partnership Agreement of Our Operating Partnership–Operating Partnership Interests” and “Description of the Limited Liability Company Agreements of Our LLC Subsidiaries–LLC Units.” We have not adopted a specific policy governing the issuance of senior securities at this time.

We have not made any loans to third parties and do not intend to engage in lending activities, although we do not have a policy limiting our ability to make loans to third parties and we may do so in the future, including making loans to, or guaranteeing indebtedness of, joint ventures in which we may participate. We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so. Our board of directors does not currently intend to cause us to repurchase any shares of common stock, although it has the power to do so.

We intend to make investments in such a manner as to qualify as a REIT. However, our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT.

Reporting Policies

In connection with this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act. Under the Exchange Act, we will file annual, quarterly and current reports, as well as proxy statements and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s Public Reference Room and the website of the SEC referred to above. We intend to make this information available on the investor relations section of our website, www.clipperrealty.com. Information on, or accessible through, our website is not part of this prospectus.

We are an “emerging growth company” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We may take advantage of these reporting exemptions until we are no longer an emerging growth company.

SELLING STOCKHOLDERS

Up to             shares of our common stock are being offered by this prospectus, all of which are being offered for resale for the account of the selling stockholders. The selling stockholders may, from time to time, offer and sell pursuant to this prospectus any or all of the shares of our common stock being registered. When we refer to the “selling stockholders” in this prospectus, we mean those persons specifically identified in the table below, as well as the permitted transferees, pledgees, donees, assignees, successors and others who later come to hold any of the selling stockholders’ interests other than through a public sale.

The table below sets forth the name of each selling stockholder and the number of shares of our common stock that each selling stockholder may offer pursuant to this prospectus, from time to time, as of the date of this prospectus. Except as noted below in the footnotes to the table, none of the selling stockholders had any position, office or other material relationship with us or any of our affiliates since our inception. The information presented regarding the selling stockholders is based on information available to us as of the date of this prospectus.

Because the selling stockholders may offer all, some or none of the shares of our common stock pursuant to this prospectus, and because there currently are no agreements, arrangements or understandings with respect to the sale of any of these shares, no definitive estimate can be given as to the number of shares that will be held by the selling stockholders after this offering. The following table has been prepared assuming that the selling stockholders sell all of the shares of our common stock beneficially owned by them that have been registered by us and do not acquire any additional shares of our common stock during this offering. We cannot advise you as to whether the selling stockholders will in fact sell any or all of their shares of our common stock. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of our common stock in transactions exempt from the registration requirements of the Securities Act after the date for which the information set forth in the table below is provided.

Information concerning the selling stockholders may change from time to time, and any changed information may be set forth in prospectus supplements or post-effective amendments, as may be appropriate.

	Shares Beneficially Owned Before the Offering		Number of Shares Being	Shares Beneficially Owned After the Offering
	Shares	Percentage	Offered	Shares	Percentage

Name of Beneficial Owner

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of March 1, 2016, known to us about the beneficial ownership of shares of our common stock and special voting stock by our 5% or greater stockholders and by our executive officers and directors. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power of such security.  A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after the date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement.

As of March 1, 2016, there are 11,422,606 shares of our common stock and 26,317,396 shares of special voting stock outstanding.

Unless otherwise indicated below, the address of each beneficial owner listed in the table below is c/o Clipper Realty Inc., 4611 Twelfth Avenue, Brooklyn, New York 11219.

Name of Beneficial Owner	Number of Common Shares Beneficially Owned	Percent of Class	Number of Shares of Special Voting Stock Beneficially Owned	Percent of Class	Aggregate number of Voting Securities Beneficially Owned		Percent of Class[1]
5% or Greater Stockholders
David Bistricer	318,262	2.8%	4,278,058	16.3%	4,596,320	[2]	12.2%
Moric Bistricer	-	-	4,278,058	16.3%	4,278,058	[3]	11.3%
Sam Levinson	1,119,415	9.8%	7,296,279	27.7%	8,415,694	[4]	22.3%
Eva Schwimmer	-	-	2,731,667	10.4%	2,731,667		7.2%
Jacob Schwimmer	-	-	2,188,334	8.3%	2,188,334	[5]	5.8%
David Bistricer Trust of 2014[6]	-	-	2,772,500	10.5%	2,772,500		7.3%
Moric Bistricer Trust of 2014[7]	-	-	2,772,500	10.5%	2,772,500		7.3%
Indaba Capital Management LP	1,170,730	10.2%	-	-	1,170,730		3.1%

Name of Beneficial Owner	Number of Common Shares Beneficially Owned	Percent of Class	Number of Shares of Special Voting Stock Beneficially Owned	Percent of Class	Aggregate number of Voting Securities Beneficially Owned		Percent of Class[1]
Executive Officers and Directors
David Bistricer	318,262	2.8%	4,278,058	16.3%	4,596,320	[2]	12.2%
Sam Levinson	1,119,415	9.8%	7,296,279	27.7%	8,415,694	[4]	22.3%
Robert J. Ivanhoe	-	-	-	-	-		-
Howard Lorber	-	-	-	-	-		-
Roberto Verrone	-	-	-	-	-		-
Lawrence E. Kreider, Jr.	-	-	-	-	-		-
J.J. Bistricer	-	-	-	-	-		-
Jacob Schwimmer	-	-	2,188,334	8.3%	2,188,334	[5]	5.8%
All executive officers and directors as a group (8 persons)	1,437,677	12.6%	13,762,671	52.3%	15,200,348		40.3%

Percentages are rounded.

[1]	Holders of our special voting stock are entitled to vote together as a single class with holders of our common stock on all matters brought before our common stockholders, as described under “Description of Share Capital–Special Voting Stock.” Holders of shares of our special voting stock also hold an equal number of class B LLC units. As of December 1, 2015, the aggregate number of shares of common stock and special voting stock is 37,740,002.
[2]	Represents 4,278,058 shares of special voting stock held directly and 318,262 shares of common stock owned by the Moric Bistricer 2012 Family Trust, for which David Bistricer is one of two trustees. Excludes 133,334 LTIP units, which will vest in 2018, generally subject to continued employment through the vesting date. Excludes 318,262 shares of common stock owned by the David Bistricer Trust of 2013 and 2,772,500 shares of special voting stock owned by the David Bistricer Trust of 2014. Marc Bistricer, the son of David Bistricer, is the sole trustee of the David Bistricer Trust of 2013 and the David Bistricer Trust of 2014. David Bistricer disclaims beneficial ownership of the shares of common stock and special voting stock owned by the David Bistricer Trust of 2013 and David Bistricer Trust of 2014, respectively.
[3]

Represents 4,278,058 shares of special voting stock held directly. Excludes (i) 318,262 shares of common stock owned by the Moric Bistricer 2012 Family Trust, for which David Bistricer is one of two trustees and (ii) 2,772,500 shares of special voting stock owned by the Moric Bistricer Trust of 2014, for which Marc Bistricer, the grandson of Moric Bistricer, is the sole trustee. Moric Bistricer disclaims beneficial ownership of the shares of common stock and special voting stock owned by the Moric Bistricer 2012 Family Trust and the Moric Bistricer Trust of 2014, respectively.

[4]	Represents (i) 991,598 shares of common stock and 4,464,692 shares of special voting stock owned by Trapeze Inc., a Delaware corporation, (ii) 61,482 shares of common stock and 1,362,039 shares of special voting stock owned by Trapeze D Holdings LLC, a Delaware limited liability company and (iii) 66,335 shares of common stock and 1,469,548 shares of special voting stock owned by ECL Holdings LLC, a Delaware limited liability company. Sam Levinson has sole voting and investment control over all of the shares held by these entities. Excludes 100,000 LTIP units, which will vest in 2018, generally subject to Mr. Levinson’s continued service as a director. The address for Trapeze Inc., Trapeze D Holdings LLC, ECL Holdings LLC and Sam Levinson is 810 Seventh Avenue, 28th Floor, New York, New York 10019.
[5]	Represents 437,667 shares of special voting stock owned by Jacob Schwimmer and 1,750,667 shares of special voting stock owned by the Schwimmer Family Irrevocable Gift Trust 2. Excludes 46,667 LTIP units owned by Jacob Schwimmer, which will vest in 2018, generally subject to continued employment through the vesting date. Jacob Schwimmer is the trustee of the Schwimmer Family Irrevocable Gift Trust 2 and has sole voting and investment control over all of the shares held by this trust.
[6]	Marc Bistricer, the sole trustee of the David Bistricer Trust of 2014, has sole voting and investment control over all of the shares held by this trust.
[7]	Marc Bistricer, the sole trustee of the Moric Bistricer Trust of 2014, has sole voting and investment control over all of the shares held by this trust.

DESCRIPTION OF SHARE CAPITAL

The following description of the material terms of our stock is only a summary. For a complete description, we refer you to the Maryland General Corporation Law, and our charter and our bylaws, which have been filed as exhibits to the registration statement of which this prospectus forms a part.

General

Our charter provides that our board of directors, without common stockholder approval, may amend our charter to increase or decrease the aggregate number of shares of stock that we are authorized to issue or the number of authorized shares of any class or series. On the date hereof, we have 11,422,606 shares of our common stock, 26,317,396 shares of our special voting stock, and 132 series A preferred shares, issued and outstanding. Under Maryland law, our stockholders generally are not liable for our debts or obligations solely as a result of the stockholder’s status as a stockholder.

Class B LLC units in our predecessor entities are exchangeable, together with an equal number of shares of our special voting stock, for an amount of cash equal to the fair market value of an equal number of shares of our common stock or, at our election, an equal number of shares of our common stock, subject to certain adjustments and restrictions.

Common Stock

All of the shares of common stock offered by this prospectus will be duly authorized, fully paid and nonassessable. Subject to the preferential rights, if any, of holders of any other class or series of our stock and to the provisions of our charter relating to the restrictions on ownership and transfer of our stock, holders of our common stock are entitled to receive dividends when authorized by our board of directors and declared by us out of assets legally available for distribution to our stockholders, and will be entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities.

Subject to (a) the specific class voting rights, if any, of holders of any other class or series of our stock, (b) certain restrictions required by the registration rights agreement on the rights of our directors and executive officers, and their affiliates, to vote at a special election meeting, on certain amendments to our charter and bylaws relating to special election meetings and the vote required to amend such provisions and, after a special election meeting and, until our common stock is listed on a national securities exchange as required by the registration rights agreement, on the removal or reelection of directors initially elected at a special election meeting and the expansion of the size of the board of directors, and (c) to the provisions of our charter relating to the restrictions on ownership and transfer of our stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. Except as provided with respect to any other class or series of our stock (including our special voting stock), the holders of our common stock will possess the exclusive voting power. There is no cumulative voting in the election of directors and directors will be elected by a plurality of the votes cast in the election of directors, which means that stockholders entitled to cast a majority of the votes entitled to be cast in the election of directors (including holders of our special voting stock) can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Holders of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to the provisions of our charter relating to the restrictions on ownership and transfer of our stock, all holders of our common stock will have equal dividend, liquidation and other rights.

Under Maryland law, a Maryland corporation generally cannot amend its charter, consolidate, merge, convert, sell all or substantially all of its assets, engage in a statutory share exchange or dissolve unless the action is advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. As permitted by Maryland law, except for amendments to the provisions of our charter relating to the removal of directors and the vote required to amend the removal provision, which must be approved by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter, our charter provides that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. In addition, as long as the registration rights agreement remains in effect, our directors and executive officers, as well as their affiliates, are not entitled to vote on amendments to certain provisions of our charter relating to special election meetings or the vote required to amend such provisions. Maryland law also permits a Maryland corporation to transfer all or substantially all of its assets without the approval of its stockholders to an entity owned, directly or indirectly, by the corporation. Because our operating assets may be held by our wholly owned subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders.

Except for amendments to certain provisions of our bylaws relating to any special election meeting described below under the caption “Certain Provisions of Maryland Law and Clipper Realty’s Charter and Bylaws – Special Meetings of Stockholders,” or the vote required to amend such provisions, which, for so long as the registration rights agreement remains in effect, must be approved by our board of directors and the holders of two-thirds of our outstanding common stock, excluding shares held by our directors and executive officers and their affiliates, and our special voting stock, our board of directors has the exclusive power to amend our bylaws.

Special Voting Stock

Holders of our special voting stock are entitled to vote together as a single class with holders of our common stock on all matters (other than, for so long as the registration rights agreement remains in effect, matters considered at a special election meeting, amendments to certain provisions of our charter and bylaws relating to special election meetings and the vote required to amend such provisions and, after a special election meeting and until our common stock is listed on a national securities exchange as required by the registration rights agreement, the removal or reelection of directors initially elected at a special election meeting or the expansion of the size of the board of directors) brought before our common stockholders, including the election of directors, on an as-exchanged basis, as if such holder of our special voting stock had exchanged any LLC units in our predecessor entities held by such holder for shares of our common stock. In addition, holders of our special voting stock have the exclusive right to vote, as a single class, on any amendment to our charter on which our stockholders are entitled to vote that would alter only the contract rights, as expressly set forth in our charter, of the special voting stock. Holders of our special voting stock are not entitled to any dividends or other distributions from us, including any distribution of our assets upon our liquidation, dissolution or winding up, except that holders of special voting stock may receive distributions of our securities, including shares of any class or series of our stock, when, as and if authorized by our board of directors and declared by us. Holders of our special voting stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Shares of our special voting stock are exchangeable, together with an equal number of class B LLC units in our predecessor entities, for an amount of cash equal to the fair market value of an equal number of shares of our common stock or, at our election, an equal number of shares of our common stock, subject to certain adjustments and restrictions.

Series A Preferred Shares

With respect to the payment of dividends and redemption rights and the distribution of our assets upon dissolution, liquidation or winding up, the series A preferred shares are senior to all other existing classes and series of our stock, including our common stock and our special voting stock. Holders of our series A preferred shares are entitled to dividends that accrue on a daily basis at the rate of 12.5% per annum of the sum of $1,000 plus all accumulated and unpaid dividends thereon, and are cumulative from and including the date of issuance. Dividends on outstanding series A preferred shares accrue whether or not they have been declared and whether or not we have funds that are legally available for distribution. We must pay or set apart for payment all accrued and unpaid dividends for all past dividend periods on all outstanding series A preferred shares before we may pay any dividend or other distribution to holders of, or redeem or repurchase, shares of any other class or series of our stock, including common stock. If we pay less than the total amount of dividends then accrued with respect to the outstanding series A preferred shares, such a payment must be distributed ratably among the holders of outstanding series A preferred shares on the basis of the number of series A preferred shares then owned by each holder.

Dividends on series A preferred shares are payable semiannually, in arrears, on or before June 30 and December 31 of each year, when, as and if authorized by our board and declared by us, except that no dividends on series A preferred shares will be payable at any time that the payment of such dividends would be restricted or prohibited by law or would constitute a breach of or default under the terms of any written agreement between the us and any person that is not our affiliate. Dividends payable on series A preferred shares for any partial period, including the first dividend period, are computed on the basis of a 360-day year consisting of twelve 30-day months. We will pay dividends to holders of record of series A preferred shares as they appear in our stock transfer records at the close of business as of June 15 and December 15 of each year, or on such other date designated by our board as the record date for the payment of such dividend that is not more than 30 days before the applicable payment date for such dividend.

The holders of series A preferred shares are not entitled to vote in the election of directors or on any other matters submitted to our stockholders, except that the approval of the holders of at least a majority of the outstanding shares of series A preferred shares, voting as a separate class, is required for us to (a) authorize or issue any equity security senior to or on a parity with series A preferred shares, (b) reclassify the outstanding series A preferred shares or (c) amend our charter, whether by merger, consolidation, transfer or conveyance of all or substantially all of our assets or otherwise (an “Event”), in a manner that materially and adversely affects any right, preference, privilege or voting power of the series A preferred shares or that increases the number of authorized shares of series A preferred shares to a number greater than 140. So long as series A preferred shares remain outstanding with their terms materially unchanged after the occurrence of an Event or, as a result of an Event, the holders of series A preferred shares receive equity securities of the successor or survivor of the Event with substantially identical rights as the series A preferred shares (even if, after the Event, we are not the surviving entity or the surviving entity is not a corporation), the occurrence of the Event will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of the series A preferred shares and the holders of series A preferred shares will not be entitled to vote with respect to the Event unless the number of authorized series A preferred shares is increased to a number greater than 140 as a result of the Event.

The outstanding series A preferred shares are subject to redemption, in whole or in part, at any time, upon notice by us to the record holders of the series A preferred shares to be redeemed, on the redemption date selected by us. If we elect to redeem any shares of series A preferred shares, such shares will be redeemed for a price per share, payable in cash on the redemption date, equal to $1,000 plus all accrued and unpaid dividends thereon (whether or not declared) to and including the redemption date, plus a redemption premium of $100 per share if the redemption date falls on or before December 31, 2017. No redemption premium will be payable if the redemption date is after December 31, 2017. Unless full cumulative dividends on all outstanding series A preferred shares for all past dividend periods that have ended have been, or contemporaneously are, paid or set apart for payment for all past dividend periods, we may not redeem less than all of the outstanding series A preferred shares or, generally, redeem or repurchase equity securities that rank junior to the series A preferred shares, including common stock and the special voting stock, except by conversion into or exchange for other equity securities that rank junior to the series A preferred shares or pursuant to the provisions of our charter relating to the restrictions on ownership and transfer of our stock.

In the event of any voluntary or involuntary dissolution, liquidation or winding up of our affairs, the holders of outstanding series A preferred shares will be entitled to be paid, out of our assets that are legally available for distribution, a liquidation preference per series A preferred share equal to $1,000 plus the amount of any accrued and unpaid dividends thereon (whether or not declared) to and including the date the liquidation preference is paid, plus the redemption premium described above, if any, that would be payable if the series A preferred shares were redeemed on the date the liquidation preference is paid. If our assets that are legally available for distribution upon dissolution, liquidation or winding up are insufficient to pay the full amount of the liquidation preference, the assets available for distribution will be distributed ratably among the holders of outstanding series A preferred shares on the basis of the number of series A preferred shares then owned by each holder. A consolidation or merger the Company with one or more entities, a sale or transfer of all or substantially all of our assets, or a statutory share exchange will not be deemed a dissolution, liquidation, or winding up of the Company.

The series A preferred shares are not convertible or exchangeable for any other of our property or securities.

Power to Reclassify and Increase the Number of Authorized Shares of Stock

Our board of directors may, without common stockholder approval, classify any unissued shares of our preferred stock and reclassify any unissued previously-classified shares of our stock into other classes or series of stock. Before authorizing the issuance of shares of any new class or series, our board of directors must set, subject to the provisions of our charter relating to the restrictions on ownership and transfer of our stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms and conditions of redemption for each class or series of stock. In addition, our charter authorizes our board of directors, with the approval of a majority of the entire Board and without common stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock, or the number of shares of any class or series of stock, that we are authorized to issue. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, we must satisfy other requirements as well. See “Material U.S. Federal Income Tax Consequences—Taxation of the Company as a REIT—Requirements for Qualification.”

Our charter contains restrictions on the ownership and transfer of our stock. Subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our common stock, excluding any shares of such class or series of common stock that are not treated as outstanding for federal income tax purposes, or 9.8% of the aggregate value of all our outstanding stock, excluding any shares of our stock not treated as outstanding for federal income tax purposes. We refer to these restrictions collectively as the “ownership limit.”

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of the outstanding shares of any class or series of our common stock, or the acquisition of an interest in an entity that owns shares of our common stock of any class or series could, nevertheless, cause the acquiror or another individual or entity to own shares of our common stock of any class or series in excess of the ownership limit.

Our board of directors may, upon receipt of such representations and agreements as it may require and in its sole discretion, prospectively or retroactively, exempt a person from all or any component of the ownership limit or establish a different limit on ownership for a person if the person’s ownership in excess of the ownership limit could not result in our being “closely held” under Section 856(h) of the Code (without regard to whether the interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT. As a condition of granting a waiver of the ownership limit or creating an excepted holder limit, our board of directors may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to our board of directors as it may deem necessary or advisable to determine or ensure our status as a REIT and may impose any conditions or restrictions on such a waiver or excepted holder limit as it deems appropriate.

In connection with granting a waiver of the ownership limit or creating an excepted holder limit or at any other time, our board of directors may increase or decrease the ownership limit or any component of the ownership limit unless, after giving effect to any increased or decreased ownership limit, five or fewer persons could beneficially own, in the aggregate, more than 49.9% in value of the aggregate outstanding shares of our stock or we would otherwise fail to qualify as a REIT. A decreased ownership limit will not apply to any person whose ownership of our stock at the time the ownership limit is decreased exceeds the decreased ownership limit until the person’s ownership of our stock, in the aggregate, or of the applicable classes or series of our common stock, equals or falls below the decreased ownership limit, but any acquisition of our stock, or of shares of the applicable class or series of our common stock, by such a person after the decrease in the ownership limit will violate the decreased ownership limit.

In addition to the ownership limit, our charter prohibits:

•	any person from beneficially or constructively owning shares of our stock that could result in our being “closely held” under Section 856(h) of the Code (without regard to whether the stockholder’s interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT;

•	any person from transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons;

•	until our common stock qualifies as a class of publicly offered securities or we qualify for another exception to the DOL Plan Asset Regulations (other than the insignificant participation exception), Benefit Plan Investors from beneficially owning 25% or more of the total value of the outstanding shares of our common stock, disregarding shares of common stock (or interests therein) held by Controlling Persons (other than Controlling Persons who are Benefit Plan Investors);

•	until our common stock qualifies as a class of publicly offered securities or we qualify for another exemption from the DOL Plan Asset Regulations (other than the insignificant participation exception), any person from transferring shares of our common stock unless the transferee provides to us (a) a representation that the transferee is not, and will not be acting on behalf of, a Benefit Plan Investor or Controlling Person and will not transfer or assign its interest in our common stock to any Benefit Plan Investor or Controlling Person and (b) an agreement that such transferee will obtain from its transferee the representation and agreement set forth in this sentence (including without limitation clauses (a) and (b)); and

•	until we qualify for an exception to the DOL Plan Asset Regulations (other than the insignificant participation exception), no person may transfer shares of any class or series of our stock that does not qualify as a class or series of publicly offered securities (other than shares of our common stock transferred after obtaining the representation and agreement referenced in the immediately preceding bullet) unless such person obtains from its transferee a representation and agreement that (a) such transferee is not, and will not be, and is not acting on behalf of, a Benefit Plan Investor or Controlling Person and (b) such transferee will obtain from its subsequent transferee the foregoing representations and agreements described in clauses (a) and (b).

Any person who acquires or attempts to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limit or any of the other restrictions on transfer and ownership of our stock discussed above, or who would have owned shares of our stock that are transferred to the trust as described below, must give notice immediately to us or, in the case of a proposed transaction, give at least 15 days prior written notice to us and provide us with any other information we request in order to determine the effect of such transfer on our qualification as a REIT or our qualification for any exception from the DOL Plan Asset Regulations.

Any attempted transfer of shares of our stock that, if effective, would result in our stock being beneficially owned by fewer than 100 persons, or for which the intended transferee does not provide any required representation and agreement as described above, will be void and the intended transferee will acquire no rights in the shares. Any attempted transfer of our stock that, if effective, would result in a violation of the ownership limit, our being “closely held” under Section 856(h) of the Code (without regard to whether the stockholder’s interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT, or Benefit Plan Investors beneficially owning 25% or more of the total value of the outstanding shares of our common stock, disregarding shares of our common stock (or interests therein) held by Controlling Persons (other than Controlling Persons who are Benefit Plan Investors), before the time our common stock qualifies as a class of publicly offered securities or we qualify for another exception to the DOL Plan Asset Regulations (other than the insignificant participation exception), will cause the number of shares causing the violation (rounded up to the nearest whole share) to be transferred automatically to one or more trusts for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be effective as of the close of business on the business day before the date of the attempted transfer or other event that resulted in the transfer to the trust. If the transfer to the trust as described above does not occur or is not automatically effective, for any reason, to prevent a violation of the applicable restrictions on ownership and transfer of our stock, then the attempted transfer which, if effective, would have resulted in a violation of the restrictions on ownership and transfer of our stock will be null and void.

Shares of our stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of our stock held in the trust and will have no rights to dividends and no rights to vote or other rights attributable to the shares of our stock held in the trust. The trustee of the trust will exercise all voting rights and receive all dividends and other distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any dividend or other distribution paid before we discover that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand by us. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority to rescind as void any vote cast by a proposed transferee before our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee. However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

Within 20 days of receiving notice from us of a transfer of shares to the trust, the trustee must sell the shares to a person that could own the shares without violating the ownership limit or the other restrictions on ownership and transfer of our stock contained in our charter. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the proposed transferee an amount equal to the lesser of:

•	the price paid by the proposed transferee for the shares or, if the event causing the shares to be held in the trust did not involve a purchase of such shares at market price, the market price of the shares on the day of such event; and

•	the net sale price received by the trustee from the sale or other disposition of the shares.

The trustee may reduce the amount payable to the proposed transferee by the amount of any dividends or other distributions that we paid to the proposed transferee before we discovered that the shares had been transferred to the trust and that is owed by the proposed transferee to the trustee as described above. The trustee must distribute any remaining amounts held by the trust with respect to the shares to the charitable beneficiary. If the shares are sold by the proposed transferee before we discover that they have been transferred to the trust, the shares will be deemed to have been sold on behalf of the trust and the proposed transferee must pay to the trustee, upon demand the amount, if any, that the proposed transferee received in excess of the amount that the proposed transferee would have received had the shares been sold by the trustee.

Shares of our stock held in the trust will be deemed to be offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in the transfer to the trust (or, if the event causing the shares to be held in the trust did not involve a purchase of such shares at market price, the market price of the shares on the day of such event); and

•	the market price on the date we, or our designee, accept the offer.

We may reduce the amount so payable by the amount of any dividends or other distributions that we paid to the proposed transferee before we discovered that the shares had been transferred to the trust and that is owed by the proposed transferee to the trustee as described above, and, in such case, we must pay such amount to the trustee for distribution to the beneficiary of the trust. We have the right to accept the offer until the trustee has otherwise sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute the net proceeds of the sale to the proposed transferee and distribute any dividends or other distributions held by the trustee with respect to the shares to the charitable beneficiary.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding shares of our stock, within 30 days after the end of each taxable year, must give us written notice stating the person’s name and address, the number of shares of our stock of each class and series that the person beneficially owns and a description of the manner in which the shares are held. Each such owner also must promptly provide to us, in writing, any additional information that we request in order to determine the effect, if any, of the person’s beneficial ownership on our status as a REIT and to ensure compliance with the ownership limit. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner must, on request, disclose to us in writing such information as we may request in order to determine our status as a REIT or our qualification for any exception from the DOL Plan Asset Regulations or to comply, or determine our compliance, with the requirements of any governmental or taxing authority.

Any certificates representing shares of our stock will bear a legend referring to the restrictions described above.

Certain of these restrictions on ownership and transfer of our stock will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with any or all such restrictions is no longer required in order for us to qualify as a REIT.

These restrictions on ownership and transfer of our stock could delay, defer or prevent a transaction or a change of control of us that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Market Listing

We will apply for listing our common stock on the NYSE under the symbol “                                  ”.

Registration Rights

The purchasers of common stock in the private offering and their transferees, including the persons who received common stock in the formation transactions, are entitled to the benefits of a registration rights agreement between us and FBR Capital Markets & Co., the initial purchaser and placement agent in the private offering, acting for itself and for the benefit of the investors in that offering, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Under the registration rights agreement, we are obligated, among other things and at our expense, to use our commercially reasonable efforts to confidentially submit or file with the SEC as soon as reasonably practicable following the completion of the private offering (but in no event later than November 1, 2015) a shelf registration statement registering for resale the registrable shares (as defined in the registration rights agreement) plus any additional common stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise. We refer to this registration statement as the “resale shelf registration statement.” We are filing the registration statement of which this prospectus forms a part pursuant to this contractual obligation. We are obligated to use our commercially reasonable efforts to cause the resale shelf registration statement to be declared effective by the SEC as soon as practicable after filing, but in no event later than the earlier of (i) August 3, 2016 and (ii) 60 days after the closing of our initial public offering (such earlier date, the “first trigger date”), so long as the closing date of the initial public offering is not later than August 3, 2016; provided, however, that if the initial public offering occurs within the 60 days prior to August 3, 2016, such date shall be 60 days after the closing of the initial public offering of our common stock.

We are also required to use our commercially reasonable efforts to cause the registrable shares to be listed on a national securities exchange concurrently with the effectiveness of the resale shelf registration statement.

If (A) a resale shelf registration statement registering for resale the registrable shares has not been declared effective by the SEC by the first trigger date, or (B) despite our satisfying clause (A), the registrable shares have not been listed for trading on a national securities exchange by such first trigger date, then we will be required to call a special meeting of our stockholders, which we refer to as a “special election meeting,” for the purpose of considering and voting on proposals to expand the size of our board of directors by two, in the event of a failure to satisfy the requirements of clause (A) of this paragraph, or by three, in the event of a failure to satisfy the requirements of clause (B) of this paragraph, and to elect new directors to fill such vacancies.

If (A) a resale shelf registration statement registering for resale the registrable shares has not been declared effective by the SEC by the first anniversary of the first trigger date (the “second trigger date”), and (B) the registrable shares have not been listed for trading on a national securities exchange by such second trigger date, then we will be required to call a special election meeting for the purpose of considering and voting on proposals to remove all of the then-serving directors of our company and to elect new directors to fill the vacancies created by such removals and any other vacancies on our board of directors. Individuals nominated for election at a special election meeting in accordance with the procedures specified in the registration rights agreement will be required to resign upon the listing of the registrable shares on a national securities exchange.

The holders of at least two-thirds of the outstanding registrable shares (other than registrable shares held by certain of our directors or executive officers or their affiliates) may waive or defer the requirement that we hold any special election meeting. Our directors and officers and their affiliates, and holders of shares of our special voting stock, are not entitled to vote at any special election meeting.

We will use our commercially reasonable efforts to cause the resale shelf registration statement to become effective under the Securities Act as soon as practicable after the filing and, subject to certain blackout periods, to continuously maintain the effectiveness of the resale shelf registration statement under the Securities Act until the first to occur of:

•	the date on which the common stock covered by the resale shelf registration statement has been resold in accordance with the resale shelf registration statement;

•	the date on which the common stock covered by the resale shelf registration statement either has been transferred pursuant to Rule 144 (or any successor or analogous rule) under the Securities Act or are eligible for resale, without any volume or manner-of-sale restrictions or compliance by us with any current public information requirements, pursuant to Rule 144 (subject to the conditions that such shares have been transferred to an unrestricted CUSIP and have been listed on the NYSE, the NASDAQ or a similar national securities exchange); and

•	the date on which the common stock covered by the resale shelf registration statement has been sold to us or ceases to be outstanding.

All holders of the registrable shares and each of their respective direct and indirect transferees may elect to offer their shares for resale in our initial public offering, subject to:

•	execution of a customary underwriting agreement; completion and execution of any questionnaires, powers of attorney, indemnities, custody agreements, securities escrow agreements and other documents, including opinions of counsel, reasonably required under the terms of such underwriting agreement; and provision to us of such information as we may reasonably request in writing for inclusion in the registration statement;

•	compliance with the registration rights agreement;

•	cutback rights on the part of the underwriters, provided that the holders of registrable shares will be permitted to include registrable shares comprising at least 25% of the total number of shares included in the initial public offering; and

•	other conditions and limitations that may be imposed by the underwriters.

Election by a holder to include registrable shares in our initial public offering will not affect the inclusion of such registrable shares in the resale shelf registration statement until such registrable shares have been sold in the offering.

We will bear certain expenses incident to our registration obligations upon exercise of these registration rights, including the payment of federal securities law and state “blue sky” registration fees, except that we will not bear any brokers’ or underwriters’ discounts and commissions or transfer taxes relating to sales of our common stock. We have agreed to indemnify each selling stockholder for certain violations of federal or state securities laws in connection with any registration statement in which such selling stockholder sells its common stock pursuant to these registration rights. Each selling stockholder has in turn agreed to indemnify us for federal or state securities law violations that occur in reliance upon written information it provides to us for use in the registration statement.

The preceding summary of certain provisions of the registration rights agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the registration rights agreement and you should read this summary together with the complete text of the registration rights agreement, a copy of which has been filed as an exhibit to the registration statement.

We also entered into a continuing investors registration rights agreement with certain persons receiving shares of our common stock and class B LLC units in the formation transactions, including certain members of our senior management team and the other continuing investors. The continuing investors registration rights agreement provides for the registration of such shares of common stock and shares of common stock that are issuable upon the exchange of class B LLC units.

CERTAIN PROVISIONS OF MARYLAND LAW AND CLIPPER REALTY’S
CHARTER AND BYLAWS

The following description of certain provisions of Maryland law and of our charter and bylaws is only a summary. For a complete description, we refer you to the Maryland General Corporation Law, and our charter and bylaws.

Election and Removal of Directors

Our charter and bylaws provide that, except as provided in connection with a special election meeting as described below, the number of our directors may be established only by our board of directors but may not be fewer than one nor, unless our bylaws are amended, more than fifteen.

There will be no cumulative voting in the election of directors, and directors will be elected by a plurality of the votes cast in the election of directors. Consequently, stockholders entitled to cast a majority of the votes entitled to be cast in the election of directors will be able to elect all of the directors to be elected at any annual or special meeting of our stockholders.

Our charter provides that, at such time as we have a class of securities registered under the Exchange Act and at least three independent directors, and subject to the terms of any class or series of our preferred stock and to the rights of our stockholders to fill vacancies on our board of directors at a special meeting, we elect to be subject to a provision of Maryland law requiring that vacancies on our board of directors may be filled only by the remaining directors and that any directors elected by the board of directors to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred.

Our charter provides that a director may be removed with or without cause and only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors, except that, for so long as the registration rights agreement is in effect, after any special election meeting and until our common stock is listed on a national securities exchange as required by the registration rights agreement, holders of our special voting stock and our directors and executive officers, and their affiliates, are not entitled to vote on the removal or reelection of directors initially elected at a special election meeting or on the expansion of the size of the board of directors.

Business Combinations

Under Maryland law, certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns ten percent or more of the voting power of the corporation’s outstanding voting stock; or

•	an affiliate or associate of the corporation who, at any time within the two-year period before the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder if the board of directors approved in advance the transaction by which he or she otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by stockholders entitled to vote generally in the election of directors; and

•	two-thirds of the votes entitled to be cast by stockholders entitled to vote generally in the election of directors, other than the interested stockholder with whom or with whose affiliate the business combination is to be effected or an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. As permitted by statute, our board of directors has adopted a resolution exempting any business combination between us and any other person that has been approved by our board of directors, including a majority of our directors who are not affiliates or associates of such person. There can be no assurance that our board of directors will not amend or revoke this resolution at any time in the future.

Control Share Acquisitions

Maryland law provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights with respect to the control shares except to the extent approved by at least two-thirds of the votes entitled to be cast by stockholders entitled to vote generally in the election of directors, excluding votes entitled to be cast by the acquiror, officers and employees who are directors of the corporation. Control shares are voting shares of stock that, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would cause the acquiror to be entitled to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third,

•	one-third or more but less than a majority, or

•	a majority or more.

Control shares do not include shares that the acquiror is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may, upon satisfaction of certain conditions (including an undertaking to pay expenses), compel the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiror does not deliver an acquiring person statement as required by the statute, then the corporation may, subject to certain limitations and conditions, redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of any meeting of stockholders at which the voting rights of such shares are considered and not approved or, if no such meeting is held, as of the date of the last control share acquisition by the acquiror. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights, unless the corporation’s charter or bylaws provide otherwise. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply to (a) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL which provide, respectively, that:

•	the corporation’s board of directors will be divided into three classes;

•	the affirmative vote of two-thirds of the votes entitled to be cast in the election of directors generally is required to remove a director;

•	the number of directors may be fixed only by vote of the directors;

•	a vacancy on the board be filled only by the remaining directors and that directors elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	the request of stockholders entitled to cast a majority of the votes entitled to be cast at a special meeting is required for stockholders to require the calling of a special meeting of stockholders.

Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (a) require the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors to remove a director from our board of directors, (b) vest in our board of directors the exclusive power to fix the number of directors, by vote of a majority of the entire board, and (c) require, unless called by our chairmen of our board of directors, our president, our chief executive officer or our board of directors, the request of stockholders entitled to cast a majority of votes entitled to be cast at the meeting to call a special meeting. Our charter provides that, at such time as we become eligible to make the election provided for under Subtitle 8 (which we expect to become in connection with this offering) and subject to the rights, if any, of holders of any class or series of our stock other than our common stock and except at a special election meeting, vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office, and directors elected to fill a vacancy will serve for the full term of the class of directors in which the vacancy occurred. Our board of directors is not currently classified. In the future, our board of directors may elect, without stockholder approval, to classify our board of directors or elect to be subject to any of the other provisions of Subtitle 8.

Special Meetings of Stockholders

Either of our co-chairmen, our president, our chief executive officer or our board of directors may call special meetings of our stockholders. A special meeting of our stockholders to act on any matter that may properly be considered at a meeting of our stockholders must also be called by our secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at the meeting and containing the information required by our bylaws. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary may prepare and mail the notice of the special meeting.

In addition, pursuant to the registration rights agreement and our bylaws, if (A) a resale shelf registration statement registering for resale the registrable shares has not been declared effective by the SEC by the first trigger date, or (B) despite our satisfying clause (A), the registrable shares have not been listed for trading on a national securities exchange by such first trigger date, then we will be required to call a special election meeting for the purposes of considering and voting on proposals to expand the size of our board of directors by two, in the event of a failure to satisfy the requirements of clause (A) of this paragraph, or by three, in the event of a failure to satisfy the requirements of clause (B) of this paragraph, and to elect new directors to fill such vacancies, unless the holders of at least two-thirds of the registrable shares, other than registrable shares held by our officers, directors and their affiliates, waive the requirement to call such a special meeting of stockholders.

If (A) a resale shelf registration statement registering for resale the registrable shares has not been declared effective by the SEC by the second trigger date, and (B) the registrable shares have not been listed for trading on a national securities exchange by such second trigger date, then, unless the holders of at least two-thirds of the registrable shares, other than registrable shares held by our officers, directors and their affiliates, waive the requirement to call such a special meeting of stockholders, we will be required to call a special election meeting, for the purpose of considering and voting on proposals to remove of all of the then-serving directors of our company and to elect new directors to fill the vacancies created by such removals and any other vacancies on our board of directors. Individuals nominated for election at a special election meeting in accordance with the procedures specified in the registration rights agreement will be required to resign upon the listing of the registrable shares on a national securities exchange.

For so long as the registration rights agreement is in effect, holders of our special voting stock and our directors and executive officers, and their affiliates, are not entitled to vote at any special election meeting or, after any special election meeting and until our common stock is listed on a national securities exchange as required by the registration rights agreement, on the removal or reelection of directors initially elected at a special election meeting or on the expansion of the size of the board of directors. For so long as the registration rights agreement is in effect, certain provisions of our charter and bylaws that relate to special election meetings or the vote required to amend such provisions may not be amended without the approval of our board of directors and the affirmative vote of two-thirds of votes entitled to be cast on such amendments and our directors and executive officers and their affiliates and holders of our special voting stock are not entitled to vote on such amendments.

Advance Notice of Director Nomination and New Business

Our bylaws provide that nominations of individuals for election to our board of directors and proposals of business to be considered by stockholders at any annual meeting of our stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by our board of directors or (iii) by any stockholder who was a stockholder of record, as of the record date for the meeting, at the time the stockholder provides the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of the individuals so nominated or on such other proposed business and who has complied with the advance notice requirements of, and provided the information and other materials required by, our bylaws. Stockholders generally must provide notice to our secretary not earlier than the 150th day nor later than the 120th day before the first anniversary of the date of our proxy statement for the solicitation of proxies for the election of directors at the preceding year’s annual meeting.

Only the business specified in our notice of the meeting may be brought before a special meeting of our stockholders. Nominations of individuals for election to our board of directors at a special meeting of stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of directors or (iii) if the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by any stockholder who is a stockholder of record, as of the record date for the meeting, at the time the stockholder provides the notice required by our bylaws and at the time of the special meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice requirements of, and provided the information and other materials required by, our bylaws. Stockholders generally must provide notice to our secretary not before the 120th day before such special meeting and after the later of the 90th day before the special meeting or the tenth day after public announcement of the date of the special meeting and the nominees of our board of directors to be elected at the meeting.

With respect to a special election meeting, our bylaws provide that nominations of individuals for election as directors at a special election meeting also may be made by holders of at least 20% of the outstanding registrable shares within the time period and containing the information specified in our bylaws and the registration rights agreement.

Competing Interests and Activities of Our Directors and Officers

Our charter provides that we renounce any interest or expectancy in, or right to be offered or to participate in, any business opportunity identified in any investment policy adopted by our board of directors or agreement with any of our directors or officers unless the policy or agreement contemplates that the director or officer must present, communicate or offer such business opportunity to us, or an identified opportunity. Accordingly, except for an identified opportunity (a) no director or officer of our company is required to present, communicate or offer any business opportunity to us and (b) any director or officer of our company, on his or her own behalf or on behalf of any other person, may hold and exploit any business opportunity, or direct, recommend, offer, sell, assign or otherwise transfer such business opportunity to himself or herself or to any person or entity other than us. Our charter also provides that the taking by any of our directors or officers for himself or herself, or the offering or other transfer to another person or entity, of any identified opportunity, will not constitute or be construed or interpreted as an act or omission of the director committed in bad faith or as the result of active or deliberate dishonesty or receipt by the director of an improper benefit or profit in money, property, services or otherwise.

We have adopted an Investment Policy that provides that our directors and officers, including David Bistricer, Sam Levinson, JJ Bistricer and Jacob Schwimmer, are not required to present certain identified investment opportunities to us, including assets located outside the New York metropolitan area, for-sale condominium or cooperative conversions, developments projects, projects that would require us to obtain guarantees from third parties or to backstop obligations of other parties, and land acquisitions. As a result, except to the extent that our officers and directors must present certain identified business opportunities to us, our officers and directors will have no duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we or our subsidiaries engage or propose to engage or to refrain from otherwise competing with us.

Effect of Certain Provisions of Maryland law and our Charter and Bylaws

The restrictions on ownership and transfer of our stock discussed under the caption “Description of Share Capital – Restrictions on Ownership and Transfer” prevent any person from acquiring more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our common stock or 9.8% of the aggregate value of all our outstanding stock without the approval of our board of directors. These provisions, as well as the voting power represented by our special voting stock, the business combination statute and control share statute discussed above under the captions “– Business Combinations” and “– Control Share Acquisitions” and the supermajority vote required to remove our directors or to amend certain provisions of our charter may delay, defer or prevent a change in control of us. Our board of directors has the power to increase the aggregate number of authorized shares and to classify and reclassify any unissued shares of our stock into other classes or series of stock, and to authorize us to issue the newly-classified shares, as discussed under the captions “Description of Share Capital – General” and “Description of Share Capital – Power to Reclassify and Increase the Number of Authorized Shares of Stock,” and could authorize the issuance of shares of a class or series of stock that could have the effect of delaying, deferring or preventing a change in control of us. We believe that the power to increase the aggregate number of authorized shares and to classify or reclassify unissued shares of stock, without common stockholder approval, provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

The provisions of our charter requiring that our directors may be removed only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors prevent our stockholders from removing incumbent directors except upon a substantial affirmative vote. Our charter and bylaws also provide that, other than in connection with a special election meeting, the number of directors may be established only by our board of directors, which prevents our stockholders from increasing the number of directors on our board of directors and filling any vacancies created by such removal with their own nominees. The provisions of our bylaws discussed above under the captions “– Special Meetings of Stockholders” and “– Advance Notice of Director Nomination and New Business” require stockholders seeking to call a special meeting, nominate an individual for election as a director or propose other business at an annual meeting to comply with certain notice and information requirements. We believe that these provisions will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors and promote good corporate governance by providing us with clear procedures for calling special meetings, information about a stockholder proponent’s interest in us and adequate time to consider stockholder nominees and other business proposals. However, these provisions, alone or in combination, could make it more difficult for our stockholders to remove incumbent directors or fill vacancies on our board of directors with their own nominees and could delay, defer or prevent a change in control, including a proxy contest or tender offer that might involve a premium price for our common stockholders or otherwise be in the best interest of our stockholders.

DESCRIPTION OF THE LIMITED PARTNERSHIP AGREEMENT OF OUR OPERATING PARTNERSHIP

The following is a summary of the material provisions of the limited partnership agreement of Clipper Realty L.P., our operating partnership. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the Delaware Revised Uniform Limited Partnership Act, as amended, and the partnership agreement. For the purposes of this section, references to the “general partner” refer to Clipper Realty Inc.

General

Clipper Realty L.P. (the “operating partnership”) is a Delaware limited partnership. Clipper Realty Inc. is the sole general partner of the operating partnership. Pursuant to the partnership agreement of the operating partnership (the “partnership agreement”), the general partner has full, exclusive and complete responsibility and discretion in the management and control of the operating partnership, including the ability to cause the operating partnership to enter into certain major transactions such as acquisitions, dispositions and borrowings. No limited partner may take part in the operation, management or control of the business of the operating partnership by virtue of being a holder of OP units, LTIP units or other limited partnership units. The limited partners have no power to remove the general partner without the general partner’s consent.

The general partner is under no obligation to give priority to the separate interests of the limited partners or our stockholders in deciding whether to cause the operating partnership to take or decline to take any actions. If there is a conflict between the interests of our stockholders on one hand and the limited partners on the other, the general partner will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners. However, the general partner may give priority to the separate interests of the Company and its stockholders, including with respect to tax consequences to limited partners. The general partner is not liable under the partnership agreement to the operating partnership or to any partner for monetary damages for losses sustained, liabilities incurred, or benefits not derived by limited partners in connection with such decisions, provided that the general partner has acted in good faith. We and our affiliates may also engage in any transactions with the operating partnership on such terms as we may determine in our sole and absolute discretion.

Substantially all of our business activities, including all activities pertaining to the acquisition and operation of properties, must be conducted through the operating partnership and its subsidiaries, and the operating partnership must be operated in a manner that will enable us to satisfy the requirements for qualification as a REIT.

Operating Partnership Interests

The operating partnership’s interests are currently classified as the general partner interest and LTIP units. The general partner is authorized to cause the operating partnership to issue limited partnership units (“OP units”) or other partnership interests and to admit additional limited partners to the operating partnership from time to time, on such terms and conditions and for such capital contributions as the general partner may establish in its sole and absolute discretion, without the approval or consent of any limited partner, including: (i) upon the conversion, redemption or exchange of any debt, units or other partnership interests or other securities issued by the operating partnership; (ii) for less than fair market value; or (iii) in connection with any merger of any other entity into the operating partnership.

Pursuant to the partnership agreement, upon the issuance of our stock other than in connection with a redemption of OP units (as described below), we will generally be obligated to contribute or cause to be contributed the cash proceeds or other consideration received from the issuance to the operating partnership, thereby increasing the general partner interest.

Redemption Rights; Exchange for Common Stock

Each limited partner of our operating partnership has the right, subject to the terms and conditions set forth in the partnership agreement to require our operating partnership to redeem all or a portion of the OP units held by such limited partner in exchange for a cash amount equal to the number of tendered OP units multiplied by the price of a share of our common stock (determined in accordance with, and subject to adjustment under, the terms of the partnership agreement), unless the terms of such OP units or a separate agreement entered into between the operating partnership and the holder of such OP units provide that they are not entitled to a right of redemption or impose conditions on the exercise of such right of redemption. On or before the close of business on the fifth business day after we receive a notice of redemption, we may, in our sole and absolute discretion, but subject to the restrictions on the ownership of our stock imposed under our charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered OP units from the tendering person in exchange for shares of our common stock, based on an exchange ratio of one share of our common stock for each OP unit (subject to anti-dilution adjustments provided in the partnership agreement). Without the consent of the general partner, an exchange may not be effected for less than 1,000 OP units of the applicable LLC subsidiary (or, if the holder holds less than 1,000 OP units, all of the units held by such holder). In addition, the consummation of any exchange shall be subject to the expiration or termination of the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Transferability of Interests

We, as general partner of the operating partnership, are not able to withdraw voluntarily from the operating partnership or transfer our interest in the operating partnership, unless the transfer is made in connection with (i) any merger, consolidation or other combination in which, following the consummation of such transaction, the equity holders of the surviving entity are substantially identical to our stockholders, (ii) a transfer to a qualified REIT subsidiary or (iii) as otherwise expressly permitted under the partnership agreement. The partnership agreement permits us to engage in a merger, consolidation or other combination, or sale of substantially all of our assets if:

•	we receive the consent of a majority in interest of the limited partners;

•	following the consummation of such transaction, substantially all of the assets of the surviving entity consist of partnership units; or

•	as a result of such transaction all limited partners will receive, or will have the right to receive, for each partnership unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of one share of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of partnership units shall be given the option to exchange its partnership units for the greatest amount of cash, securities or other property that a limited partner would have received had it exercised its redemption right (described above) and received shares of our common stock immediately prior to the expiration of the offer.

With certain limited exceptions, the limited partners may not transfer their interests in our operating partnership, in whole or in part, without the general partner’s prior written consent, which consent may be withheld in the general partner’s sole and absolute discretion.

Distributions

The partnership agreement generally provides that the general partner may cause the operating partnership to make quarterly (or more frequent) distributions of all, or such portion as the general partner may in its sole and absolute discretion determine, of available cash (which is defined to be cash available for distribution as determined by the general partner) pro rata according to the partners’ respective percentage interests. The operating partnership also has the ability to grant preferred operating partnership interests, which would be entitled to distributions in accordance with any such preference (and, within each such class, pro rata according to their respective percentage interests).

Allocations of Net Income and Net Loss

Except as otherwise provided in the partnership agreement, net income and net loss of our operating partnership (including a corresponding share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss) are generally allocated at the end of each fiscal year to the partners in accordance with their respective percentage interests; provided that any limited partners holding preferred operating partnership interests would be allocated net income in a manner that reflects any preference in distributions. Notwithstanding the foregoing, net capital gain will be allocated first to the LTIP unitholders until the capital account balances of such LTIP unitholders are in proportion to the capital account balances of partners that are not LTIP unitholders. Under the Code, items of income, gain, loss and deduction with respect to appreciated or depreciated property which is contributed to a partnership, such as the operating partnership, in a tax-free transaction must be specially allocated among the partners in such a manner so as to take into account such variation between tax basis and fair market value.

Tax Matters

Pursuant to the partnership agreement, the general partner is the tax matters partner of the operating partnership and has certain other rights relating to tax matters. Accordingly, as both the general partner and tax matters partner, we have authority to handle tax audits and to make tax elections under the Code, in each case, on behalf of the operating partnership. The partnership agreement provides that the operating partnership is to be operated in a manner that will enable us to satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes, and ensure that the operating partnership will not be classified as a “publicly traded partnership” taxable as a corporation for purposes of the Code.

Term

The operating partnership will continue perpetually, unless earlier terminated in the following circumstances:

•	a final and non-appealable judgment is entered by a court of competent jurisdiction ruling that the general partner is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the general partner, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless, prior to the entry of such order or judgment, a majority in interest of the remaining outside limited partners agree in writing, in their sole and absolute discretion, to continue the business of the operating partnership and to the appointment, effective as of a date prior to the date of such order or judgment, of a successor general partner;

•	an election to dissolve the operating partnership made by the general partner in its sole and absolute discretion;

•	entry of a decree of judicial dissolution of the operating partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act;

•	the occurrence of any sale or other disposition of all or substantially all of the assets of the operating partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the operating partnership; or

•	the incapacity or withdrawal of the general partner, unless all of the remaining partners in their sole and absolute discretion agree in writing to continue the business of the operating partnership and to the appointment, effective as of a date prior to the date of such incapacity, of a substitute general partner.

Amendments to the Partnership Agreement

Amendments to the partnership agreement may only be proposed by the general partner. Generally, the partnership agreement may be amended with the general partner’s approval and the approval of the limited partners holding a majority in interests of all limited partners. Certain amendments that would, among other things, have the following effects, must be approved by each partner adversely affected thereby:

•	convert a limited partner’s interest into a general partner’s interest (except as a result of the general partner acquiring such interest);

•	modify the limited liability of a limited partner;

•	alter the rights of any partner to receive the distributions to which such partner is entitled (subject to certain exceptions);

•	alter or modify the redemption rights provided by the partnership agreement; or

•	alter or modify the provisions governing transfer of the general partner’s partnership interest.

Notwithstanding the foregoing, the general partner has the power, without the consent of the limited partners, to amend the partnership agreement as may be required to:

•	add to our obligations or surrender any right or power granted to us or any of our affiliates for the benefit of the limited partners;

•	reflect the admission, substitution, or withdrawal of partners or the termination of the operating partnership in accordance with the partnership agreement and to amend the list of OP unit and LTIP unit holders in connection with such admission, substitution or withdrawal;

•	reflect a change that is of an inconsequential nature or does not adversely affect the limited partners as such in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement not inconsistent with the law or with other provisions, or make other changes with respect to matters arising under the partnership agreement that will not be inconsistent with the law or with the provisions of the partnership agreement;

•	satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a U.S. federal or state agency or contained in U.S. federal or state law;

•	set forth or amend the designations, preferences, conversion or other rights, voting powers, duties restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of the holders of any additional partnership interests issued or established pursuant to the partnership agreement;

•	reflect such changes as are reasonably necessary for us to maintain or restore our qualification as a REIT, to satisfy the REIT requirements or to reflect the transfer of all or any part of a partnership interest among our company and any qualified REIT subsidiary or entity that is disregarded as an entity separate from the general partner for U.S. federal income tax purposes;

•	modify either or both the manner in which items of net income or net loss are allocated or the manner in which capital accounts are computed (but only to the extent set forth in the partnership agreement, or to the extent required by the Code or applicable income tax regulations under the Code);

•	issue additional partnership interests; and

•	reflect any other modification to the partnership agreement as is reasonably necessary for the business or operations of the operating partnership or the general partner and which does not otherwise require the consent of each partner adversely affected.

Liability and Indemnification

Neither the general partner nor its directors and officers are liable to the operating partnership, the limited partners or their assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, so long as such person acted in good faith. The partnership agreement provides for indemnification of the general partner, its affiliates and each of their respective officers, directors, employees and any persons the general partner may designate from time to time in its sole and absolute discretion, to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, provided that the operating partnership will not indemnify such person, for (i) willful misconduct or a knowing violation of the law, (ii) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the partnership agreement, or (iii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful, as set forth in the partnership agreement.

The limited partners of the operating partnership have agreed that in the event of a conflict in the duties owed by our directors and officers to us and our stockholders and the fiduciary duties owed by us, in our capacity as general partner of the operating partnership, to such limited partners, we will fulfill our fiduciary duties to such limited partners by acting in the best interests of our stockholders.

DESCRIPTION OF THE LIMITED LIABILITY COMPANY AGREEMENTS OF OUR LLC SUBSIDIARIES

The following is a summary of the material provisions of the amended and restated limited liability company agreements of our LLC subsidiaries, Renaissance, Berkshire, Gunki, and 50/53 JV. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the New York Limited Liability Company Act, as amended, the Delaware Limited Liability Company Act, as amended, and the limited liability company agreements. For the purposes of this section, references to the terms “operating partnership” or “managing member” refer to Clipper Realty L.P.

General

Renaissance Equity Holdings LLC is a New York limited liability company that was formed on September 22, 2005. Berkshire Equity LLC is a Delaware limited liability company that was formed on March 27, 2002. Gunki Holdings LLC is a Delaware limited liability company that was formed on January 10, 2003. 50/53 JV LLC is a Delaware limited liability company that was formed on November 26, 2014. Each LLC subsidiary is a predecessor entity of the Company.

Following the formation transactions and the amendment and restatement of the limited liability company agreement of each LLC subsidiary (the “LLC agreements”), the operating partnership is the sole managing member of each LLC subsidiary. The continuing investors are the initial non-managing members of the LLC subsidiaries. The operating partnership has, subject to certain protective rights of non-managing members described below, full, exclusive and complete responsibility and discretion in the management and control of the LLC subsidiaries, including the ability to cause an LLC subsidiary to enter into certain major transactions such as acquisitions, dispositions and borrowings. The non-managing members have no power to remove the operating partnership as managing member without the operating partnership’s consent.

The managing member is under no obligation to give priority to the separate interests of the non-managing members in deciding whether to cause an LLC subsidiary to take or decline to take any actions. If there is a conflict between the interests of our stockholders or the operating partnership or its partners on one hand and the non-managing members on the other, the managing member will endeavor in good faith to resolve the conflict in a manner not adverse to our stockholders, the operating partnership, its partners or the non-managing members. However, the managing member may give priority to the separate interests of the Company and its stockholders, including with respect to tax consequences to the members of the LLC subsidiaries. The managing member is not liable under the LLC agreements to the LLC subsidiaries or to any non-managing member for monetary damages for losses sustained, liabilities incurred, or benefits not derived by non-managing members in connection with such decisions, provided that it acted in good faith. We, the operating partnership and our affiliates may also engage in any transactions with an LLC subsidiary on such term as we may determine in our sole and absolute discretion.

LLC Units

The operating partnership owns class A units of each of the LLC subsidiaries and the continuing investors own Class B units of each of the LLC subsidiaries. The following table sets forth information about the number of class B LLC units that are held by the continuing investors in each LLC subsidiary:

LLC Subsidiary	Number of Class B LLC Units held by Continuing Investors
Renaissance Equity Holdings LLC	5,216,987
Berkshire Equity LLC	12,694,841
Gunki Holdings LLC	1,768,174
50/53 JV LLC	6,637,394

The managing member is authorized to acquire interests in, and manage and control additional limited liability companies, limited partnerships or any other entities that will become LLC subsidiaries and to issue additional LLC units or equivalent interests from time to time, on such terms and conditions and for such contributions (in cash or in kind) as the managing member may establish in its sole and absolute discretion, without the approval or consent of any non-managing member, including: (i) upon the conversion, redemption or exchange of any debt, units, interests or other securities issued by an LLC subsidiary; (ii) for less than fair market value; or (iii) in connection with any merger of any other entity into an LLC subsidiary.

The LLC agreements generally provide that the managing member may cause the LLC subsidiaries to make quarterly (or more frequent) distributions of all, or such portion as the managing member may in its sole and absolute discretion determine, of available cash (which is defined to be cash available for distribution as determined by the managing member). The holders of the class B LLC units are entitled to a preferred distribution equal to the lesser of (i) the per OP unit distribution paid by the operating partnership or (ii) a pro rata share (determined for this purpose without regard to any class A LLC units held by the operating partnership) of all of the cash flow of the applicable LLC subsidiary. The class A LLC units held by our operating partnership are entitled to any remaining cash flow of such LLC subsidiary, subject to the discretion of the managing member of the LLC subsidiary to hold surplus amounts in reserve for application in future periods, including distributions to holders of class B LLC units in the subsequent periods in accordance with the previous sentence.

Exchange Rights

Each non-managing member of the LLC subsidiaries has the right, subject to the terms and conditions set forth in the LLC agreements, to require the operating partnership to exchange all or a portion of the class B LLC units held by such non-managing member, together with the same number of shares of our special voting stock, for a cash amount equal to the number of tendered class B LLC units multiplied by the price of a share of our common stock (determined in accordance with, and subject to adjustment under, the terms of the LLC agreements), unless the terms of such class B LLC units or a separate agreement entered into between an LLC subsidiary and the holder of such class B LLC units provides that the holder is not entitled to a right of exchange or imposes conditions on the exercise of such right of exchange. On or before the close of business on the fifth business day after we and the operating partnership receive a notice of exchange, we may, in our sole and absolute discretion, but subject to the restrictions on the ownership of our stock imposed under our charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered class B LLC units from the tendering non-managing member in exchange for shares of our common stock, based on an exchange ratio of one share of our common stock for each class B LLC unit (subject to anti-dilution adjustments provided in the LLC agreements). Without the consent of the managing member, an exchange may not be effected (i) for less than 1,000 class B LLC units of the applicable LLC subsidiary (or, if the non-managing member holds less than 1,000 class B LLC units, all of the units held by such member) or (ii) during the period after the record date with respect to a distribution by the Company for a distribution to its stockholders of some or all of its portion of such distribution. In addition, the consummation of any exchange shall be subject to the expiration or termination of the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Transferability of Interests

The operating partnership, as managing member, is not able to withdraw voluntarily from the LLC subsidiaries or transfer its interest in the LLC subsidiaries unless the transfer is made in connection with (i) any merger, consolidation or other combination in which, following the consummation of such transaction, the equity holders of the surviving entity are either the operating partnership or substantially identical to our stockholders, (ii) a transfer to a qualified REIT subsidiary or (iii) as otherwise expressly permitted under the LLC agreements. The LLC agreements permit an LLC subsidiary to engage in a merger, consolidation or other combination, or sale of substantially all of its assets if:

•	the LLC subsidiary receives the consent of the managing member and a majority in interest of the non-managing members (excluding the managing member);

•	following the consummation of such transaction, substantially all of the assets of the surviving entity consist of LLC units; or

•	as a result of such transaction all non-managing members will receive, or will have the right to receive, for each LLC unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of one share of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of LLC units shall be given the option to exchange its LLC units for the greatest amount of cash, securities or other property that a non-managing member would have received had it exercised its redemption right (described above) and received shares of our common stock immediately prior to the expiration of the offer.

Allocations of Net Income and Net Loss

Except as otherwise provided in the LLC agreements, net income and net loss of each LLC subsidiary (including a corresponding share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss) is generally allocated at the end of each fiscal year to its members in a manner consistent with the distributions that each member is entitled to receive; provided that any holders of the class B LLC units that are entitled to the preferred distribution will be allocated net loss only to the extent such holders have a positive capital account. Under the Code, items of income, gain, loss and deduction with respect to appreciated or depreciated property which is contributed to a partnership, such as the LLCs, in a tax-free transaction must be specially allocated among the partners (the members) in such a manner so as to take into account such variation between tax basis and fair market value.

Tax Matters

Pursuant to the LLC agreements, the managing member is the tax matters member of the LLC subsidiaries and has certain other rights relating to tax matters. Accordingly, as both the managing member and tax matters partner, the operating partnership has authority to handle tax audits and to make tax elections under the Code, in each case, on behalf of the LLC subsidiaries. The LLC agreements provide that the LLC subsidiaries are to be operated in a manner that enables us to satisfy the requirements for qualification as a REIT for federal income tax purposes, and ensure that none of the LLC subsidiaries is classified as a “publicly traded partnership” taxable as a corporation for purposes of the Code.

Term

Each LLC subsidiary will continue perpetually, unless earlier terminated in the following circumstances:

•	a final and non-appealable judgment is entered by a court of competent jurisdiction ruling that the managing member is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the managing member, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless, prior to the entry of such order or judgment, a majority in interest of the remaining non-managing members of the applicable LLC subsidiary, agrees in writing, in their sole and absolute discretion, to continue the business of the applicable LLC subsidiary and to the appointment, effective as of a date prior to the date of such order or judgment, of a successor managing member;

•	an election to dissolve an LLC subsidiary made by the managing member in its sole and absolute discretion;

•	entry of a decree of judicial dissolution of an LLC subsidiary pursuant to the provisions of the Delaware Limited Liability Company Act or the New York Limited Liability Company Law, as applicable;

•	the occurrence of any sale or other disposition of all or substantially all of the assets of an LLC subsidiary or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the LLC subsidiary;

•	the exchange (or acquisition by the operating partnership) of all LLC units that the applicable LLC subsidiary has authorized other than those held by the operating partnership; or

•	the incapacity or withdrawal of the managing member, unless all of the remaining non-managing members in their sole and absolute discretion agree in writing to continue the business of the applicable LLC subsidiary and to the appointment, effective as of a date prior to the date of such incapacity, of a substitute managing member.

Amendments to the LLC Agreements

Amendments to the LLC agreements may only be proposed by the managing member. Generally, the LLC agreements may be amended with the managing member’s approval and the approval of the non-managing members holding a majority of all outstanding LLC units of the applicable LLC subsidiary. Certain amendments that would, among other things, have the following effects, must be approved by each non-managing member adversely affected thereby:

•	modify the limited liability of a non-managing member;

•	alter the rights of any non-managing member to receive the distributions to which such non-managing member is entitled (subject to certain exceptions);

•	alter or modify the exchange rights provided by LLC agreements; or

•	alter or modify the provisions governing transfer of the managing member’s interest in the subsidiary LLCs.

Notwithstanding the foregoing, the managing member has the power, without the consent of the non-managing members, to amend the LLC agreements as may be required to:

•	add to the operating partnership’s obligations or surrender any right or power granted to the operating partnership or any of its affiliates for the benefit of the non-managing members;

•	reflect the admission, substitution, or withdrawal of members or the termination of the managing member in accordance with the LLC agreements and to amend the list of LLC units holders in connection with such admission, substitution or withdrawal;

•	reflect a change that is of an inconsequential nature or does not adversely affect the non-managing members as such in any material respect, or to cure any ambiguity, correct or supplement any provision in the LLC agreements not inconsistent with the law or with other provisions, or make other changes with respect to matters arising under the LLC agreements that will not be inconsistent with the law or with the provisions of the LLC agreements;

•	satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a U.S. federal or state agency or contained in U.S. federal or state law;

•	set forth or amend the designations, preferences, conversion or other rights, voting powers, duties restrictions, limitations as to distributions, qualifications or terms or conditions of exchange of the holders of any additional LLC units issued or established pursuant to the LLC agreements;

•	reflect such changes as are reasonably necessary for us to maintain or restore our qualification as a REIT, to satisfy the REIT requirements or to reflect the transfer of all or any part of a LLC interest among our the operating partnership and any qualified REIT subsidiary or entity that is disregarded as an entity separate from the operating partnership for U.S. federal income tax purposes;

•	modify either or both the manner in which items of net income or net loss are allocated or the manner in which capital accounts are computed (but only to the extent set forth in the LLC agreements, or to the extent required by the Code or applicable income tax regulations under the Code);

•	become the managing member of additional LLC subsidiaries and issue additional LLC units; and

•	reflect any other modification to the LLC agreements as are reasonably necessary for the business or operations of the LLC subsidiaries or the managing member of the LLC subsidiaries and which does not otherwise require the consent of each member adversely affected.

Management Liability and Indemnification

Neither the managing member nor its directors and officers is liable to the LLC subsidiaries, the non-managing members or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, so long as such person acted in good faith. The LLC agreements provide for indemnification of the managing member, its affiliates and each of their respective officers, directors, employees and any persons the managing member may designate from time to time in its sole and absolute discretion, including members, managers, officers or controlling persons of the LLC subsidiaries and their subsidiaries prior to the formation transactions, to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the LLC subsidiaries, provided that the LLC subsidiaries do not indemnify such person, for (i) willful misconduct or a knowing violation of the law, (ii) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the LLC agreements, or (iii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful, as set forth in the LLC agreements.

The non-managing members of the LLC subsidiaries have agreed that in the event of a conflict in the duties owed by our directors and officers to us and our stockholders and the fiduciary duties owed by us, in our capacity as general partner of the managing member, to such non-managing members, we will fulfill our fiduciary duties to such non-managing members by acting in the best interests of our stockholders.

SHARES ELIGIBLE FOR FUTURE SALE

General

As of the date of this prospectus, we have 11,422,606 shares of common stock outstanding, some of which are subject to the registration rights agreement or the continuing investors registration rights agreement. We also have 477,412 LTIP units outstanding, which, subject to certain conditions, are exchangeable for OP units in our operating partnership, which, in turn, may be submitted for redemption in exchange, at our option, for cash in an amount equal to the value of shares of our common stock or shares of our common stock. See “Description of the Limited Partnership Agreement of Our Operating Partnership.” In addition, as of the date of this prospectus, we have 26,317,396 class B LLC units outstanding, which are exchangeable, together with an equal number of shares of our special voting stock, for an amount of cash equal to the fair market value of an equal number of shares of our common stock or, at our election, an equal number of shares of our common stock, subject to certain adjustments and restrictions. For a description of the terms of exchange of the class B LLC units, see “Description of the Limited Liability Company Agreements of Our LLC Subsidiaries.”

Upon effectiveness of the registration statement of which this prospectus forms a part, the shares offered for resale by the selling stockholders listed herein will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, unless such shares are purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock that were issued in the private offering and in connection with the formation transactions will be deemed to be “restricted securities” as that term is defined in Rule 144. Subject to certain contractual restrictions, including lock-up agreements, holders of restricted shares will be entitled to sell those shares in the public market if and when they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. See “—Rule 144” below.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not an affiliate of ours and has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the restricted securities proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell his or her securities without registration and without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. In addition, under Rule 144, beginning 90 days after the date of this prospectus, a person (or persons whose securities are aggregated) who is not an affiliate of ours and has not been one of our affiliates at any time during the three months preceding a sale, may sell his or her securities without registration, subject to the continued availability of current public information about us after only a six-month holding period. Any sales by affiliates under Rule 144, even after the applicable holding periods, are subject to requirements and/or limitations with respect to volume, manner of sale, notice and the availability of current public information about us.

There is currently no established public market for our common stock. We intend to apply to have our common stock listed on the NYSE under the symbol “                     .” However, we can give no assurances that our common stock will be listed and as to the development of an active trading market for our common stock or the liquidity of any such market. No assurance can be given as to the likelihood that an active trading market for our common stock will develop, the liquidity of any such market, the ability of our stockholders to sell their shares or the prices that our stockholders may obtain for any of their shares. No prediction can be made as to the effect, if any, that future sales of shares of our common stock, or the availability of shares of our common stock for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may affect adversely prevailing market prices of our securities. See “Risk Factors—Risks Related to Ownership of Our Common Stock.”

For a description of certain restrictions on transfers of our common stock held by certain of our stockholders, see “Description of Share Capital—Restrictions on Ownership and Transfer.”

2015 Omnibus Plan and 2015 Director Plan

We adopted the 2015 Omnibus Plan and 2015 Director Plan to give us a competitive advantage in attracting, retaining and motivating employees, consultants and directors and to more directly link incentives to the success of the Company and increases in stockholder value. 1,000,000 shares of our common stock were reserved for grant under the 2015 Omnibus Plan and 350,000 shares of our common stock were reserved for grant under the 2015 Director Plan. Upon an initial public offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock issued and issuable pursuant to the 2015 Omnibus Plan and the 2015 Director Plan. Shares of our common stock registered under that registration statement will be available for sale on the open market, subject to Rule 144 volume limitations applicable to affiliates and vesting restrictions with us.

In connection with the private offering, on August 3, 2015, we granted LTIP units in respect of 273,335 shares to our executive officers. In connection with the private offering, in March 2016, we made a special additional one-time grant of 16,667 LTIP units to an executive officer and we granted 8,333 LTIP units to a key employee under our 2015 Omnibus Plan; we also plan on granting an additional 8,334 LTIP units to key employees under our 2015 Omnibus Plan after the date of this prospectus. In addition, on August 3, 2015, we granted LTIP units in respect of an aggregate of 105,001 shares to our non-employee directors under our 2015 Director Plan. As of the date of this prospectus, we have 627,589 shares of our common stock remaining for future issuance under our 2015 Omnibus Plan and 244,999 shares of our common stock remaining for future issuance under our 2015 Director Plan. For a description of our 2015 Omnibus Plan and 2015 Director Plan, see “Management—2015 Omnibus Incentive Plan” and “Management—2015 Non-Employee Director Plan.”

Registration Rights

In the private offering, we issued and sold an aggregate of 10,666,667 shares of our common stock and entered into a registration rights agreement for the benefit of the purchasers in the private offering. Pursuant to the registration rights agreement, the purchasers in the private offering have a right to participate in the registration statement for an initial public offering of our common stock as selling stockholders, subject to certain conditions. In addition, under this registration rights agreement, we have agreed to use our commercially reasonable efforts to cause the resale shelf registration statement to become effective under the Securities Act as promptly as practicable after the filing of the resale shelf registration statement, and in any event, subject to certain exceptions, no later than August 3, 2016 and to maintain the resale shelf registration statement continuously effective under the Securities Act for a specified period. We also entered into a continuing investors registration rights agreement with certain persons receiving shares of our common stock and class B LLC units in the formation transactions, including certain members of our senior management team and other continuing investors. The continuing investors registration rights agreement provides for the registration of such shares of common stock and shares of common stock that are issuable upon the exchange of class B LLC units. See “Description of Share Capital—Registration Rights.”

Lock-Up Periods

We have agreed that for a period ending 180 days after the effective date of the registration statement of which this prospectus forms a part, we will not, without the prior written consent of FBR Capital Markets & Co., which may be withheld or delayed in FBR Capital Markets & Co.’s sole discretion:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities, or file any registration statement under the Securities Act with respect to any of the foregoing; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities,

whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. The prior sentence will not apply to (1) the registration and sale of the shares of common stock in accordance with the terms of the registration rights agreement, including the of filing any registration statement under the Securities Act with respect to shares of our common stock that is not prohibited by the registration rights agreement, (2) issuances of options or grants of restricted stock under the company’s stock option and incentive plans, (3) issuances of options or grants of restricted stock in connection with employment or other retention offers, (4) acquisitions or dispositions of our stock by operation of the provisions of our charter relating to restrictions on ownership and transfer of our stock and (5) issuances in connection with any acquisition, merger, consolidation or joint venture, including the filing of any registration statement under the Securities Act in connection therewith.

Each of our directors and our executive officers has agreed that for a period ending 180 days after the effective date of the registration statement of which this prospectus forms a part, none of them will, without the prior written consent of FBR Capital Markets & Co., which may be withheld or delayed in FBR Capital Markets & Co.’s sole discretion:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities, whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

Notwithstanding the prior sentence, subject to applicable securities laws and the restrictions contained in our charter, our directors and executive officers may transfer our securities: (i) pursuant to the exercise or conversion of securities of the company or any subsidiary of the company, including, without limitation, options, warrants, notes, preferred stock, partnership interests or limited liability company interests; (ii) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the same restrictions described above; (iii) to any affiliate of such director or executive officer, which affiliate is a controlling person of such director or executive officer or a person or entity controlled by such director or executive officer, provided that the transferee agrees to be bound in writing by the same restrictions described above; (iv) to any trust for the direct or indirect benefit of such director or executive officer or the immediate family of such director or executive officer, provided that the trustee of the trust agrees to be bound in writing by the same restrictions described above; (v) to or from any grantor retained annuity trust established by such director or executive officer or to or from continuing trusts for such director’s or executive officer’s immediate family members, provided that the trustee of any trust agrees to be bound in writing by the same restrictions described above; (vi) as an indirect or direct distribution to stockholders, partners or members of such director or executive officer, provided that such stockholders, partners or members agree to be bound in writing by the same restrictions described above; (vii) pursuant to any transfer required under any benefit plan or the company’s amended and restated bylaws; (viii) as required by participants in our 2015 Omnibus Plan or 2015 Director Plan in order to reimburse or pay U.S. federal income tax and withholding obligations in connection with vesting of restricted stock grants or the exercise of stock options; (ix) as collateral for any loan, provided that the lender agrees to be bound in writing by the same restrictions described above; or (x) in or in connection with any merger, consolidation, combination or sale of all or substantially all the assets of the company where all the shareholders will receive equal consideration for their interests and in or in connection with any tender offer or other offer to purchase at least 90% of the common stock of the company.

Notwithstanding the foregoing, nothing shall prevent our directors or executive officers from, or restrict their ability to, (i) purchase securities of the Company in a public or private transaction, purchase any exchange traded options or warrants based on shares of our common stock, or purchase other publicly traded securities of or related to the Company on the open market, (ii) exercise or convert any options, warrants or other convertible securities issued to or held by such director or executive officer, including those granted under any benefit plan of the Company, (iii) request the registration of any securities of the Company held by such director or executive officer pursuant to any registration rights agreement with the Company or (iv) sign a registration statement to be filed with the SEC.

Additionally, in connection with an initial public offering, all of our other stockholders have agreed with us, to the extent requested by us or the lead managing underwriter(s), not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of our common stock for 180 days, in the case of the holders that are the selling stockholders in the initial public offering, and 60 days, in the case of the holders who are not selling stock in the initial public offering, in each case after the effective date of the registration statement relating to our initial public offering. The restrictions described in this paragraph do not apply if the registration statement of which this prospectus forms a part is declared effective before the filing of a registration statement in connection with an initial public offering.

FBR Capital Markets & Co., in its sole discretion, may release, or authorize us to release, as the case may be, the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the taxation of the Company and the material U.S. federal income tax consequences to holders of shares of our common stock for your general information only. This summary is not tax advice. The tax treatment of a holder will vary depending upon the holder’s particular situation, and this summary addresses only holders that hold these shares as capital assets and does not deal with all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances. This summary also does not deal with all aspects of taxation that may be relevant to certain types of holders to which special provisions of the U.S. federal income tax laws apply, including:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for such traders’ securities holdings;

•	banks;

•	insurance companies;

•	tax-exempt organizations;

•	persons liable for the alternative minimum tax;

•	persons that hold shares of common stock that are a hedge, that are hedged against interest rate or currency risks or that are part of a straddle or conversion transaction;

•	persons that purchase or sell shares of common stock as part of a wash sale for tax purposes; and

•	U.S. stockholders whose functional currency is not the U.S. dollar.

This summary is based on the Code, its legislative history, existing and proposed regulations under the Code, published rulings and court decisions. This summary describes the provisions of these sources of law only as they are currently in effect. All of these sources of law may change at any time, and any change in the law may apply retroactively.

If a partnership holds shares of common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding our common stock should consult such partner’s tax advisor with regard to the U.S. federal income tax treatment of an investment in our common stock.

We urge you to consult with your tax advisors regarding the tax consequences to you of acquiring, owning and selling our common stock, including the federal, state, local and foreign tax consequences of acquiring, owning and selling our common stock in your particular circumstances and potential changes in applicable laws.

Taxation of the Company as a REIT

In the opinion of Sullivan & Cromwell LLP, the Company has been organized in conformity with the current requirements for qualification as a REIT under the Code, the Company’s method of operation has enabled the Company to satisfy the requirements for qualification and taxation as a REIT under the Code for the taxable year ended December 31, 2015 and the Company’s current and proposed method of operation will enable the Company to satisfy the current requirements for qualification and taxation as a REIT under the Code for subsequent taxable years. Investors should be aware, however, that opinions of counsel are not binding upon the IRS or any court.

In providing its opinion, Sullivan & Cromwell LLP is relying, without independent investigation, as to certain factual matters upon the statements and representations contained in a certificate provided to Sullivan & Cromwell LLP with respect to the Company.

The Company’s qualification as a REIT will depend upon the satisfaction by the Company of the requirements of the Code relating to qualification for REIT status. Some of these requirements depend upon actual operating results, distribution levels, diversity of stock ownership, asset composition, source of income and record keeping. Accordingly, while the Company intends to qualify to be taxed as a REIT, the actual results of the Company for any particular year might not satisfy these requirements. Neither Sullivan & Cromwell LLP nor any other such law firm will monitor the compliance of the Company with the requirements for REIT qualification on an ongoing basis.

The sections of the Code applicable to REITs are highly technical and complex. The following discussion summarizes material aspects of these sections of the Code.

As a REIT, the Company generally will not have to pay U.S. federal corporate income taxes on the Company’s net income that the Company currently distributes to its stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from investment in a regular corporation. The Company’s dividends, however, generally will not be eligible for (i) the reduced rates of tax applicable to dividends received by noncorporate holders and (ii) the corporate dividends-received deduction.

However, the Company will have to pay U.S. federal income tax as follows:

•	First, the Company will have to pay tax at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains.

•	Second, under certain circumstances, the Company may have to pay the alternative minimum tax on the Company’s items of tax preference.

•	Third, if the Company has (a) net income from the sale or other disposition of “foreclosure property,” as defined in the Code, which is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying income from foreclosure property, the Company will have to pay tax at the highest corporate rate on that income.

•	Fourth, if the Company has net income from “prohibited transactions,” as defined in the Code, the Company will have to pay a 100% tax on that income. Prohibited transactions are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

•	Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below under ” — Requirements for Qualification — Income Tests,” but has nonetheless maintained the Company’s qualification as a REIT because the Company has satisfied some other requirements, the Company will have to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) 75% of the Company’s gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (ii) 95% of the Company’s gross income over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (b) a fraction intended to reflect the Company’s profitability.

•	Sixth, if the Company should fail to distribute during each calendar year at least the sum of (1) 85% of the Company’s real estate investment trust ordinary income for that year, (2) 95% of the Company’s real estate investment trust capital gain net income for that year and (3) any undistributed taxable income from prior periods, the Company would have to pay a 4% excise tax on the excess of that required distribution over the sum of the amounts actually distributed and retained amounts on which income tax is paid at the corporate level.

•	Seventh, if the Company acquires any asset from a C corporation in certain transactions in which the Company must adopt the basis of the asset or any other property in the hands of the C corporation as the basis of the asset in the hands of the Company, and the Company recognizes gain on the disposition of that asset during the five-year period beginning on the date on which the Company acquired that asset, then the Company will have to pay tax on the built-in gain at the highest regular corporate rate. A C corporation means generally a corporation that has to pay full corporate-level tax.

•	Eighth, if the Company derives “excess inclusion income” from a residual interest in a real estate mortgage investment conduit, or “REMIC,” or certain interests in a taxable mortgage pool, or “TMP,” the Company could be subject to corporate-level U.S. federal income tax at a 35% rate to the extent that such income is allocable to certain types of tax-exempt stockholders that are not subject to unrelated business income tax, such as government entities.

•	Ninth, if the Company receives non-arm’s-length income from a TRS (as defined under “ — Requirements for Qualification — Taxable REIT Subsidiaries”), or as a result of services provided by a TRS to tenants of the Company, the Company will be subject to a 100% tax on the amount of the Company’s non-arm’s-length income.

•	Tenth, if the Company fails to satisfy a REIT asset test, as described below, due to reasonable cause and the Company nonetheless maintains its REIT qualification because of specified cure provisions, the Company will generally be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused the Company to fail such test.

•	Eleventh, if the Company fails to satisfy any provision of the Code that would result in the Company’s failure to qualify as a REIT (other than a violation of the REIT gross income tests or a violation of the asset tests described below) and the violation is due to reasonable cause, the Company may retain its REIT qualification but will be required to pay a penalty of $50,000 for each such failure.

Requirements for Qualification

The Code defines a REIT as a corporation, trust or association:

•	that is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

•	that would otherwise be taxable as a domestic corporation, but for the sections of the Code defining and providing special rules for REITs;

•	that is neither a financial institution nor an insurance company to which certain provisions of the Code apply;

•	except for the first taxable year in which an election is made to treat the corporation, trust or association as a REIT, the beneficial ownership of which is held by 100 or more persons;

•	during the last half of each taxable year (other than the first taxable year in which an election is made to treat the corporation, trust or association as a REIT), not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals, as defined in the Code to include certain entities (the “not closely held requirement”); and

•	that meets certain other tests, including tests described below regarding the nature of its income and assets.

The Code provides that the conditions described in the first through fourth bullet points above must be met during the entire taxable year and that the condition described in the fifth bullet point above must be met (other than the first taxable year in which an election is made to treat the corporation, trust or association as a REIT) during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

The Company expects to satisfy the conditions described in the first through fourth bullet points of the second preceding paragraph for the taxable year ended December 31, 2015 and subsequent taxable years. The Company intends to comply with the fifth and sixth bullet points of the second preceding paragraph beginning with the Company’s first taxable year following the Company’s taxable year ended December 31, 2015. In addition, the Company’s charter provides for restrictions regarding the ownership and transfer of the shares of common stock. These restrictions are intended to assist the Company in satisfying the share ownership requirements described in the fifth and sixth bullet points of the preceding paragraph. The ownership and transfer restrictions pertaining to our common stock are described in this prospectus under the heading “Description of Share Capital — Restrictions on Ownership and Transfer.”

The Company believes that the Company’s special voting stock and class B LLC units in the Company’s LLC subsidiaries will be treated as separate interests in the Company and its LLC subsidiaries, respectively. The discussion in this section, except for this paragraph, assumes that the special voting stock and class B LLC units will be so treated. However, no assurance can be given that the IRS will not argue, or that a court would not find or hold, that the special voting stock and the class B LLC units should be treated as a single stock interest in the Company for U.S. federal income tax purposes. If the special voting stock and class B LLC units were treated as a single stock interest in the Company, and the provisions of our charter otherwise requiring such shares to be transferred to a trust for the benefit of a charitable beneficiary were found to be ineffective to prevent the violation, it is possible that more than 50 percent in value of the outstanding stock of the Company could be treated as held by five or fewer individuals. In such a case, the Company could be treated as “closely held” and could therefore fail to qualify as a REIT. Such failure could have significant adverse consequences as described under “Failure to Qualify as a REIT” below.

Qualified REIT Subsidiaries. A corporation that is a “qualified REIT subsidiary,” as defined in the Code, will not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary will be treated as assets, liabilities and items of these kinds of the REIT, unless the REIT makes an election to treat such corporation as a TRS. Thus, in applying the requirements described in this section, the Company’s qualified REIT subsidiaries (if any) will be ignored, and all assets, liabilities and items of income, deduction and credit of these subsidiaries will be treated as assets, liabilities and items of these kinds of the Company.

Investments in Partnerships. If a REIT is a partner in a partnership, Treasury regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to that proportionate share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of the rules of the Code defining REITs, including satisfying the gross income tests and the asset tests. Thus, the Company’s proportionate share of the assets, liabilities and items of income of any partnership in which the Company is a partner will be treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described in this section. Thus, actions taken by partnerships in which the Company owns an interest, either directly or through one or more tiers of partnerships or qualified REIT subsidiaries, can affect the Company’s ability to satisfy the REIT income and asset tests and the determination of whether the Company has net income from prohibited transactions. See the fourth bullet point under the heading “Taxation of the Company as a REIT” above for a brief description of prohibited transactions.

Taxable REIT Subsidiaries. A taxable REIT subsidiary, or TRS, is any corporation in which a REIT directly or indirectly owns stock, provided that the REIT and that corporation make a joint election to treat that corporation as a TRS. The election can be revoked at any time as long as the REIT and the TRS revoke such election jointly. In addition, if a TRS holds, directly or indirectly, more than 35% of the securities of any other corporation other than a REIT (by vote or by value), then that other corporation is also treated as a TRS. A corporation can be a TRS with respect to more than one REIT.

A TRS is subject to U.S. federal income tax at regular corporate rates (currently a maximum rate of 35%), and may also be subject to state and local taxation. Any dividends paid or deemed paid by any one of the Company’s TRSs will also be taxable, either (1) to the Company to the extent the dividend is retained by the Company, or (2) to the Company’s stockholders to the extent the dividends received from the TRS are paid to the Company’s stockholders. The Company may hold more than 10% of the stock of a TRS without jeopardizing its qualification as a REIT notwithstanding the rule described below under “— Asset Tests” that generally precludes ownership of more than 10% of any issuer’s securities. However, as noted below, in order for the Company to qualify as a REIT, the securities of all of the TRSs in which the Company has invested either directly or indirectly may not represent more than 20% of the total value of the Company’s assets (25% with respect to the Company’s taxable years ending on or before December 31, 2017). The Company expects that the aggregate value of all of its interests in TRSs will represent at the time of the Company’s formation, and will continue to represent, less than 20% of the total value of the Company’s assets; however, the Company cannot assure that this will always be true. Other than certain activities related to operating or managing a lodging or health care facility, a TRS may generally engage in any business including the provision of customary or non-customary services to tenants of the parent REIT. We will have one TRS, Clipper TRS, which may provide certain non-customary services at our properties and may be the entity through which we convert certain of our properties into condominiums.

Income Tests. In order to maintain the Company’s qualification as a REIT, the Company annually must satisfy two gross income requirements.

•	First, the Company must derive at least 75% of its gross income, excluding gross income from prohibited transactions, for each taxable year directly or indirectly from investments relating to real property, mortgages on real property or investments in REIT equity securities, including “rents from real property,” as defined in the Code, or from certain types of temporary investments. Rents from real property generally include expenses of the Company that are paid or reimbursed by tenants.

•	Second, at least 95% of the Company’s gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from real property investments as described in the preceding bullet point, dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of these types of sources.

Rents that the Company receives will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if the rents satisfy several conditions.

•	First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely because the rent is based on a fixed percentage or percentages of receipts or sales.

•	Second, the Code provides that rents received from a tenant will not qualify as rents from real property in satisfying the gross income tests if the REIT, directly or under the applicable attribution rules, owns a 10% or greater interest in that tenant; except that rents received from a TRS under certain circumstances qualify as rents from real property even if the Company owns more than a 10% interest in the subsidiary. We refer to a tenant in which the Company owns a 10% or greater interest as a “related party tenant.”

•	Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

•	Finally, for rents received to qualify as rents from real property, except as described below, the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property, other than through an independent contractor from whom the REIT derives no revenue or through a TRS. However, the Company may directly perform certain services that landlords usually or customarily render when renting space for occupancy only or that are not considered rendered to the occupant of the property.

The Company directly performs services for some of its tenants. The Company may provide certain non-customary services through Clipper TRS. The Company does not believe that the provision of the services it provides directly will cause its gross income attributable to these tenants to fail to be treated as rents from real property. If the Company were to provide services to a tenant of a property of the Company other than those services landlords usually or customarily provide to tenants of properties of a similar class in the same geographic market when renting space for occupancy only, amounts received or accrued by the Company for any of these services will not be treated as rents from real property for purposes of the REIT gross income tests. However, the amounts received or accrued for these services will not cause other amounts received with respect to the property to fail to be treated as rents from real property unless the amounts treated as received in respect of the service, together with amounts received for certain management services, exceed 1% of all amounts received or accrued by the Company during the taxable year with respect to the property. If the sum of the amounts received in respect of the services to tenants and management services described in the preceding sentence exceeds the 1% threshold, then all amounts received or accrued by the Company with respect to the property will not qualify as rents from real property, even if the Company provides the impermissible service to some, but not all, of the tenants of the property.

The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of that amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term interest solely because the amount of the interest is based on a fixed percentage or percentages of receipts or sales.

From time to time, the Company may enter into hedging transactions with respect to one or more of the Company’s assets or liabilities. The Company’s hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Except to the extent provided by Treasury regulations, any income the Company derives from a hedging transaction that is clearly identified as such as specified in the Code, including gain from the sale or disposition of such a hedging transaction, will not constitute gross income for purposes of the 75% or 95% gross income tests, and therefore will be excluded for purposes of these tests, but only to the extent that the transaction hedges indebtedness incurred or to be incurred by us to acquire or carry real estate. The term “hedging transaction,” as used above, generally means any transaction the Company enters into in the normal course of its business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, by the Company. The term “hedging transaction” also includes any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property that generates such income or gain), including gain from the termination of such a transaction. If, in connection with an extinguishment of indebtedness or a disposition of property with respect to which the Company has entered into a hedging transaction described above in this paragraph, the Company enters into another hedge to effect the termination of the first hedge, the term “hedging transaction” generally includes both such hedges. The Company intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, the Company may nevertheless qualify as a REIT for that year if the Company satisfies the requirements of other provisions of the Code that allow relief from disqualification as a REIT. These relief provisions will generally be available if:

•	The Company’s failure to meet the income tests was due to reasonable cause and not due to willful neglect; and

•	The Company files a schedule of each item of income in excess of the limitations described above in accordance with regulations to be prescribed by the IRS.

The Company might not be entitled to the benefit of these relief provisions, however. Even if these relief provisions apply, the Company would have to pay a tax on the excess income. The tax will be a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) 75% of the Company’s gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (ii) 95% of the Company’s gross income over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (b) a fraction intended to reflect the Company’s profitability.

Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy four tests relating to the nature of its assets.

•	First, at least 75% of the value of the Company’s total assets must be represented by real estate assets, including (a) real estate assets held by the Company’s qualified REIT subsidiaries (if any), the Company’s allocable share of real estate assets held by partnerships in which the Company owns an interest and stock issued by another REIT, (b) for a period of one year from the date of the Company’s receipt of proceeds of an offering of the Company’s shares of beneficial interest or publicly offered debt with a term of at least five years, stock or debt instruments purchased with these proceeds and (c) cash, cash items and government securities.

•	Second, not more than 25% of the Company’s total assets may be represented by securities other than those in the 75% asset class.

•	Third, not more than 20% of the Company’s total assets may constitute securities issued by TRSs (25% with respect to the Company’s taxable years ending on or before December 31, 2017) and of the investments included in the 25% asset class, the value of any one issuer’s securities, other than equity securities issued by another REIT or securities issued by a TRS, owned by the Company may not exceed 5% of the value of the Company’s total assets. In addition, not more than 25% of the value of the Company’s total assets may consist of “nonqualified” debt instruments issued by publicly offered REITs.

•	Fourth, the Company may not own more than 10% of the vote or value of the outstanding securities of any one issuer, except for issuers that are REITs, qualified REIT subsidiaries or TRSs, or certain securities that qualify under a safe harbor provision of the Code (such as so-called “straight-debt” securities).

Solely for the purposes of the 10% value test described above, the determination of the Company’s interest in the assets of any partnership or other entity treated as a partnership for U.S. federal income tax purposes in which the Company owns an interest will be based on the Company’s proportionate interest in any securities issued by the partnership or other entity treated as a partnership for U.S. federal income tax purposes, excluding for this purpose certain securities described in the Code. Otherwise the determination of the Company’s interests in the assets of any partnership or other entity treated as a partnership for U.S. federal income tax purposes will be based on the Company’s proportionate capital interest.

If the IRS successfully challenges the partnership status of any of the partnerships in which the Company maintains a more than 10% vote or value interest, and the partnership is reclassified as a corporation or a publicly traded partnership taxable as a corporation, the Company could lose its REIT status. In addition, in the case of such a successful challenge, the Company could lose its REIT status if such recharacterization results in the Company otherwise failing one of the asset tests described above.

Certain relief provisions may be available to the Company if it fails to satisfy the asset tests described above after a 30-day cure period. Under these provisions, the Company will be deemed to have met the 5% and 10% REIT asset tests if the value of the Company’s nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of the Company’s assets at the end of the applicable quarter and (b) $10,000,000, and (ii) the Company disposes of the nonqualifying assets within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued. For violations due to reasonable cause and not willful neglect that are not described in the preceding sentence, the Company may avoid disqualification as a REIT under any of the asset tests, after the 30-day cure period, by taking steps including (i) the disposition of the nonqualifying assets to meet the asset test within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

Annual Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends, other than capital gain dividends, to the Company’s stockholders in an amount at least equal to (1) the sum of (a) 90% of the Company’s “real estate investment trust taxable income,” computed without regard to the dividends paid deduction and the Company’s net capital gain, and (b) 90% of the Company’s net after-tax income, if any, from foreclosure property minus (2) the sum of certain items of non-cash income.

In addition, if the Company acquires an asset from a C corporation in a carryover basis transaction and disposes of such asset within five years of acquiring the asset, the Company may be required to distribute at least 90% of the after-tax built-in gain, if any, recognized on the disposition of the asset.

These distributions must be paid in the taxable year to which the distributions relate, or in the following taxable year if declared before the Company timely files its tax return for the year to which the distributions relate and if paid on or before the first regular dividend payment after the declaration. However, for U.S. federal income tax purposes, these distributions that are declared in October, November or December as of a record date in such month and actually paid in January of the following year will be treated as if the distributions were paid on December 31 of the year declared.

To the extent that the Company does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of the Company’s real estate investment trust taxable income, as adjusted, the Company will have to pay tax on the undistributed amounts at regular ordinary and capital gain corporate tax rates. Furthermore, if the Company fails to distribute during each calendar year at least the sum of (a) 85% of the Company’s ordinary income for that year, (b) 95% of the Company’s capital gain net income for that year and (c) any undistributed taxable income from prior periods, the Company would have to pay a 4% excise tax on the excess of the required distribution over the sum of the amounts actually distributed and retained amounts on which income tax is paid at the corporate level.

The Company intends to satisfy the annual distribution requirements.

From time to time, the Company may not have sufficient cash or other liquid assets to meet the 90% distribution requirement due to timing differences between (a) when the Company actually receives income and when the Company actually pays deductible expenses and (b) when the Company includes the income and deducts the expenses in arriving at the Company’s taxable income. If timing differences of this kind occur, in order to meet the 90% distribution requirement, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in the Company’s deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Failure to Qualify as a REIT

If the Company would otherwise fail to qualify as a REIT because of a violation of one of the requirements described above, the Company’s qualification as a REIT will not be terminated if the violation is due to reasonable cause and not willful neglect and the Company pays a penalty tax of $50,000 for the violation. The immediately preceding sentence does not apply to violations of the income tests described above or a violation of the asset tests described above, each of which have specific relief provisions that are described above.

If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will have to pay tax, including any applicable alternative minimum tax, on the Company’s taxable income at regular corporate rates. The Company will not be able to deduct distributions to stockholders in any year in which the Company fails to qualify, nor will the Company be required to make distributions to stockholders. In this event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable to the stockholders as dividend income (which may be subject to tax at preferential rates) and corporate distributees may be eligible for the dividends-received deduction if such distributees satisfy the relevant provisions of the Code. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. The Company might not be entitled to the statutory relief described above in all circumstances.

Prohibited Transactions

If the Company is found to have held, acquired or developed property, other than foreclosure property, primarily for sale to customers in the ordinary course of business, the Company may be subject to a 100% “prohibited transactions” tax under U.S. federal tax laws on the gain from disposition of the property unless the disposition qualifies for one or more safe harbor exceptions for properties that have been held by the Company for at least two years and satisfies certain additional requirements (or the disposition is made through a TRS and, therefore, is subject to corporate U.S. federal income tax).

Whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances. Based upon the Company’s investment objectives, the Company believes that overall, its properties should not be considered property held primarily for sale to customers in the ordinary course of business. However, it may not always be practical for the Company to comply with one of the safe harbors, and, therefore, the Company may be subject to the 100% penalty tax on the gain from dispositions of property if the Company is otherwise deemed to have held the property primarily for sale to customers in the ordinary course of business.

In addition, the potential application of the prohibited transactions tax could cause the Company to forego potential dispositions of other property or to forego other opportunities that might otherwise be attractive to the Company, or to hold investments or undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred. For example, the Company anticipates that it would be necessary for the Company to transfer a property to a TRS prior to undergoing any condominium or cooperative conversion project with respect to such property.

Excess Inclusion Income

If the Company holds a residual interest in a REMIC or certain interests in a TMP from which the Company derives “excess inclusion income,” the Company may be required to allocate such income among its stockholders in proportion to the dividends received by the Company’s stockholders, even though the Company may not receive such income in cash. To the extent that excess inclusion income is allocable to a particular stockholder, the income (1) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (2) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from U.S. federal income tax, and (3) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction pursuant to any otherwise applicable income tax treaty, to the extent allocable to most types of foreign stockholders.

Certain Tax Aspects of Investments in Partnerships

The Company holds investments through entities that are classified as partnerships for U.S. federal income tax purposes, including the Company’s operating partnership and LLC subsidiaries. In general, partnerships are “pass-through” entities that are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are subject to tax on these items without regard to whether the partners receive a distribution from the partnership. As described above under “—Taxation of the Company as a REIT – Requirements for Qualification – Investments in Partnerships,” the Company includes in its income the Company’s proportionate share of these partnership items for purposes of the REIT asset and income tests. Consequently, to the extent that the Company holds an equity interest in a partnership, the partnership’s assets and operations may affect the Company’s ability to qualify as a REIT, even if the Company has no control, or only limited influence, over the partnership.

The operating partnership agreement generally provides that items of net income and net loss are allocated to the holders of units in accordance with their respective percentage interests, provided that any limited partners holding preferred operating partnership interests would be allocated net income in a manner to reflect any preference in distributions. The LLC agreements of the Company’s LLC subsidiaries generally provide that items of net income and net loss of each LLC subsidiary are allocated at the end of each fiscal year to the holders of LLC units in a manner consistent with the distributions that each member is entitled; provided that any holders of LLC units that are entitled to a preferred distribution will be allocated net loss only to the extent that such holders have a positive capital account. If an allocation of partnership income or loss does not comply with the requirements of the Code and Treasury regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The operating partnership’s and LLC subsidiaries’ allocations of income and loss are intended to comply with the requirements of the Code of Treasury regulations thereunder.

Income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. In addition, income, gain, loss and deduction attributable to appreciated or depreciated property that is revalued by a partnership in connection with a contribution to or distribution by the partnership must be allocated for tax purposes in a manner such that the existing partners are charged with, or benefit from, the unrealized gain or unrealized loss associated with the property at the time of the revaluation. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value, or book value, of the contributed property and the adjusted tax basis of such property at the time of the contribution or revaluation (a “book-tax difference”). Such allocations are solely for U.S. federal income tax purposes and do not affect partnership capital accounts or other economic or legal arrangements among the partners.

Treasury regulations provide partnerships with a choice of several methods of allocating book-tax differences. Under the tax protection agreement, the Company’s LLC subsidiaries have agreed to use the “traditional method” for accounting for book-tax differences for the properties in the Company’s current portfolio. The use of the traditional method (i) may cause the Company to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to the Company if all of the properties in the Company’s current portfolio were to have a tax basis equal to their fair market value at the time of formation transactions and (ii) in the event of a sale of such properties, could cause the Company to be allocated gain in excess of the Company’s corresponding economic or book gain (or taxable loss that is less than the Company’s economic or book loss), with a corresponding benefit to the continuing investors. Therefore, the use of the traditional method could result in the Company having taxable income that is in excess of the Company’s economic or book income as well as the Company’s cash distributions from the operating partnership, which might adversely affect the Company’s ability to comply with the REIT distribution requirements or result in a greater portion of the Company’s distributions being treated as taxable dividend income.

Pursuant to the Bipartisan Budget Act of 2015, for tax years beginning after December 31, 2017, if the IRS makes audit adjustments to the income tax returns of a partnership, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from the partnership. The Company’s operating partnership and LLC subsidiaries may elect to have its partners take such audit adjustment into account in accordance with their interests in the applicable partnership during the tax year under audit, but there can be no assurance that such election will be effective in all circumstances. If, as a result of any such audit adjustment, the Company’s operating partnership or one of the LLC subsidiaries is required to make payments of taxes, penalties and interest, the cash available for distribution to its partners might be substantially reduced. These rules are not generally applicable for tax years beginning on or prior to December 31, 2017.

Taxation of Holders of Common Stock

U.S. Stockholders

As used in this section, the term “U.S. stockholder” means a beneficial owner of shares of our common stock who, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to U.S. federal income taxation regardless of the income’s source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons have authority to control all substantial decisions of the trust.

Dividends. As long as the Company qualifies as a REIT, distributions made by the Company out of its current or accumulated earnings and profits, and not designated as capital gain dividends, will constitute dividends taxable to the Company’s taxable U.S. stockholders as ordinary income. Noncorporate U.S. stockholders will generally not be entitled to the lower tax rate applicable to qualified dividend income except with respect to the portion of any distribution (a) that represents income from dividends the Company received from a corporation in which the Company owns shares (but only if such dividends would be eligible for the lower rate on dividends if paid by the corporation to its individual stockholders), (b) that is equal to the sum of the Company’s real estate investment trust taxable income (taking into account the dividends paid deduction available to the Company) and certain net built-in gain with respect to property acquired from a C corporation in certain transactions in which the Company must adopt the basis of the asset in the hands of the C corporation for the Company’s previous taxable year and less any taxes paid by the Company during its previous taxable year, or (c) that represents earnings and profits that were accumulated in a non-REIT taxable year, in each case, provided that certain holding period and other requirements are satisfied at both the REIT and individual stockholder level. Noncorporate U.S. stockholders should consult their own tax advisors to determine the impact of tax rates on dividends received from the Company. Distributions made by the Company will not be eligible for the dividends received deduction in the case of U.S. stockholders that are corporations. Distributions made by the Company that the Company properly designates as capital gain dividends will be taxable to U.S. stockholders as gain from the sale of a capital asset held for more than one year, to the extent that such dividends do not exceed our actual net capital gain for the taxable year, without regard to the period for which a U.S. stockholder has held our common stock. Thus, with certain limitations, capital gain dividends received by an individual U.S. stockholder may be eligible for preferential rates of taxation. U.S. stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

To the extent that the Company makes distributions not designated as capital gain dividends in excess of the Company’s current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. stockholder. Thus, these distributions will reduce the adjusted basis that the U.S. stockholder has in our common stock for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of a U.S. stockholder’s adjusted basis in our common stock will be taxable as capital gains, provided that our common stock has been held as a capital asset. For purposes of determining the portion of distributions on separate classes of shares that will be treated as dividends for U.S. federal income tax purposes, current and accumulated earnings and profits will be allocated to distributions resulting from priority rights of preferred stock before being allocated to other distributions.

As described above, dividends authorized by the Company in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months will be treated as both paid by the Company and received by the stockholder on December 31 of that year, provided that the Company actually pays the dividend on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any net operating losses or capital losses of the Company.

The Company may make distributions to holders of shares of common stock that are paid in shares of common stock. In certain circumstances, these distributions may be intended to be treated as dividends for U.S. federal income tax purposes and a U.S. stockholder would, therefore, generally have taxable income with respect to such distributions of shares and may have a tax liability on account of such distribution in excess of the cash (if any) that is received.

U.S. stockholders holding common stock at the close of the Company’s taxable year will be required to include, in computing the U.S. stockholders’ long-term capital gains for the taxable year in which the last day of the Company’s taxable year falls, the amount of the Company’s undistributed net capital gain that the Company designates in a written notice mailed to its stockholders. The Company may not designate amounts in excess of the Company’s undistributed net capital gain for the taxable year. Each U.S. stockholder required to include the designated amount in determining the stockholder’s long-term capital gains will be deemed to have paid, in the taxable year of the inclusion, the tax paid by the Company in respect of the undistributed net capital gains. U.S. stockholders to whom these rules apply will be allowed a credit or a refund, as the case may be, for the tax such stockholders are deemed to have paid. U.S. stockholders will increase their basis in our common stock by the difference between the amount of the includible gains and the tax deemed paid by the stockholder in respect of these gains.

Distributions made by the Company and gain arising from a U.S. stockholder’s sale or exchange of common stock will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any passive losses against that income or gain.

Sale or Exchange of Common Stock. When a U.S. stockholder sells or otherwise disposes of shares of common stock, the stockholder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received on the sale or other disposition, and (b) the holder’s adjusted basis in the shares for tax purposes. This gain or loss will be capital gain or loss if the U.S. stockholder has held the shares as capital assets. The gain or loss will be long-term gain or loss if the U.S. stockholder has held the shares for more than one year. Long-term capital gain of an individual U.S. stockholder is generally taxed at preferential rates. In general, any loss recognized by a U.S. stockholder when the stockholder sells or otherwise disposes of shares of common stock that the stockholder has held for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the stockholder from the Company that were required to be treated as long-term capital gains.

Backup Withholding. The Company will report to its U.S. stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, backup withholding may apply to a stockholder with respect to dividends paid unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The IRS may also impose penalties on a U.S. stockholder that does not provide the Company with such stockholder’s correct taxpayer identification number. A stockholder may credit any amount paid as backup withholding against the stockholder’s income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to the Company.

Taxation of Tax-Exempt Stockholders. The IRS has ruled that amounts distributed as dividends by a REIT generally do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt stockholder is not one of the types of entities described below and has not held our common stock as “debt financed property” within the meaning of the Code, the dividend income from our common stock will not be unrelated business taxable income to a tax-exempt stockholder. Similarly, income from the sale of shares of common stock will not constitute unrelated business taxable income unless the tax-exempt stockholder has held the shares as “debt financed property” within the meaning of the Code or has used the shares in a trade or business.

Notwithstanding the above paragraph, while the Company does not expect to have any “excess inclusion” income with respect to a REMIC residual interest or an interest in a TMP, tax-exempt stockholders would be required to treat as unrelated business taxable income any dividends paid by the Company that are allocable to any “excess inclusion” income of the Company.

Income from an investment in the Company’s common stock will constitute unrelated business taxable income for tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under the applicable subsections of Section 501(c) of the Code, unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by our common stock. Prospective investors of the types described in the preceding sentence should consult such investors’ own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the foregoing, however, a portion of the dividends paid by a “pension-held REIT” will be treated as unrelated business taxable income to any trust that

•	is described in certain provisions of the Code relating to qualified pension, profit-sharing and stock bonus plans;

•	is described in certain provisions of the Code relating to tax-exempt organizations; and

•	holds more than 10% (by value) of the equity interests in the REIT.

Tax-exempt pension, profit-sharing and stock bonus funds described in the first bullet point above are referred to below as “qualified trusts.” A REIT is a “pension-held REIT” if:

•	the REIT would not have qualified as a REIT but for the fact that the Code provides that stock owned by qualified trusts will be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust (rather than by the trust itself); and

•	either (a) at least one qualified trust holds more than 25% by value of the interests in the REIT or (b) one or more qualified trusts, each of which owns more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% by value of the interests in the REIT.

The percentage of any REIT dividend treated as unrelated business taxable income to a qualifying trust is equal to the ratio of (a) the gross income of the REIT from unrelated trades or businesses, determined as though the REIT were a qualified trust, less direct expenses related to this gross income, to (b) the total gross income of the REIT, less direct expenses related to the total gross income. A de minimis exception applies where this percentage is less than 5% for any year. The Company does not expect to be classified as a pension-held REIT.

The rules described above under the heading “U.S. Stockholders” concerning the inclusion of the Company’s designated undistributed net capital gains in the income of the Company’s stockholders will apply to tax-exempt entities. Thus, tax-exempt entities will be allowed a credit or refund of the tax deemed paid by these entities in respect of the includible gains.

Medicare Tax. A U.S. stockholder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. stockholder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. stockholder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes the holder’s dividend income and the holder’s net gains from the disposition of shares of the Company’s common stock, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. stockholder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in our common stock.

Non-U.S. Stockholders

The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and estates or trusts that in either case are not subject to U.S. federal income tax on a net income basis, who own shares of our common stock, which we call “non-U.S. stockholders,” are complex. The following discussion is only a limited summary of these rules. Prospective non-U.S. stockholders should consult with their own tax advisors to determine the impact of U.S. federal, state and local income tax laws with regard to an investment in our common stock, including any reporting requirements.

Ordinary Dividends. Distributions, other than distributions that are treated as attributable to gain from sales or exchanges by the Company of U.S. real property interests, as discussed below, and other than distributions designated by the Company as capital gain dividends, will be treated as ordinary income to the extent that the distributions are made out of the Company’s current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution will ordinarily apply to distributions of this kind to non-U.S. stockholders, unless an applicable tax treaty reduces that tax. However, if income from the investment in our common stock is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business or is attributable to a permanent establishment that the non-U.S. stockholder maintains in the United States (if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. stockholder to U.S. taxation on a net income basis), tax at graduated rates will generally apply to the non-U.S. stockholder in the same manner as U.S. stockholders are taxed with respect to dividends, and the 30% branch profits tax may also apply if the stockholder is a foreign corporation. The Company expects that it or the required withholding agent will withhold U.S. tax at the rate of 30% on the gross amount of any dividends, other than dividends treated as attributable to gain from sales or exchanges of U.S. real property interests and capital gain dividends, paid to a non-U.S. stockholder, unless (a) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with the Company or the appropriate withholding agent or (b) the non-U.S. stockholder files an IRS Form W-8ECI or a successor form with the Company or the appropriate withholding agent claiming that the distributions are effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business and in either case other applicable requirements were met.

While the Company does not expect to have any “excess inclusion” income with respect to a REMIC residual interest or an interest in a TMP, if a non-U.S. stockholder received an allocation of “excess inclusion income”, the non-U.S. stockholder would be subject to U.S. federal income tax withholding at the maximum rate of 30% with respect to such allocation, without reduction pursuant to any otherwise applicable income tax treaty.

Return of Capital. Distributions in excess of the Company’s current and accumulated earnings and profits, which are not treated as attributable to the gain from the Company’s disposition of a U.S. real property interest, will not be taxable to a non-U.S. stockholder to the extent that the distributions do not exceed the non-U.S. stockholder’s adjusted basis in such stockholder’s shares of common stock. Distributions of this kind will instead reduce the adjusted basis of such shares. To the extent that distributions of this kind exceed the non-U.S. stockholder’s adjusted basis in such stockholder’s shares of common stock, the distributions will give rise to tax liability if the non-U.S. stockholder otherwise would have to pay tax on any gain from the sale or disposition of the shares, as described below. If it cannot be determined at the time a distribution is made whether the distribution will be in excess of current and accumulated earnings and profits, withholding will apply to the distribution at the rate applicable to dividends. However, the non-U.S. stockholder may seek a refund of these amounts from the IRS if it is subsequently determined that the distribution was, in fact, in excess of the Company’s current and accumulated earnings and profits.

Also, the Company (or applicable withholding agent) could potentially be required to withhold at least 15% of any distribution in excess of the Company’s current and accumulated earnings and profits, even if the non-U.S. stockholder is not liable for U.S. tax on the receipt of that distribution. However, a non-U.S. stockholder may seek a refund of these amounts from the IRS if the non-U.S. stockholder’s tax liability with respect to the distribution is less than the amount withheld. Such withholding should generally not be required if a non-U.S. stockholder would not be taxed under the Foreign Investment in Real Property Tax Act of 1980, as amended (“FIRPTA”), upon a sale or exchange of shares of common stock. See discussion below under ” — Sales of Common Stock.”

Capital Gain Dividends. Distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests that are paid with respect to any class of stock that is regularly traded on an established securities market located in the United States and held by a non-U.S. stockholder who does not own more than 10% of such class of stock at any time during the one year period ending on the date of distribution will be treated as a normal distribution by the Company, and such distributions will be taxed as described above in “— Ordinary Dividends.” However, the Company believes that the Company’s common stock is currently not regularly traded on an established securities market for this purpose.

Distributions that are not described in the preceding paragraph that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a non-U.S. stockholder under the provisions of FIRPTA. Under this statute, these distributions are taxed to a non-U.S. stockholder as if the gain were effectively connected with a U.S. business. Thus, non-U.S. stockholders will be taxed on the distributions at the normal capital gain rates applicable to U.S. stockholders, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of individuals, and the 30% branch profits tax may also apply if the stockholder is a foreign corporation. The Company (or applicable withholding agent) is required by applicable Treasury regulations under this statute to withhold 35% of any distribution that the Company could designate as a capital gain dividend. However, if the Company designates as a capital gain dividend a distribution made before the day the Company actually effects the designation, then although the distribution may be taxable to a non-U.S. stockholder, withholding does not apply to the distribution under this statute. Rather, the Company must effect the 35% withholding from distributions made on and after the date of the designation, until the distributions so withheld equal the amount of the prior distribution designated as a capital gain dividend. The non-U.S. stockholder may credit the amount withheld against its U.S. tax liability.

Distributions to a non-U.S. stockholder that are designated by the Company at the time of distribution as capital gain dividends that are not attributable to or treated as attributable to the disposition by the Company of a U.S. real property interest generally will not be subject to U.S. federal income taxation, except as described above.

Share Distributions. The Company may make distributions to holders of shares of common stock that are paid in shares of common stock. In certain circumstances, these distributions may be intended to be treated as dividends for U.S. federal income tax purposes and, accordingly, would be treated in a manner consistent with the discussion above under “— Ordinary Dividends” and “— Capital Gains Dividends.” If the Company (or applicable withholding agent) is required to withhold an amount in excess of any cash distributed along with the shares of common stock, some of the shares that would otherwise be distributed will be retained and sold in order to satisfy such withholding obligations.

Sales of Common Stock. Gain recognized by a non-U.S. stockholder upon a sale or exchange of shares of common stock generally will not be taxed under FIRPTA if the Company is a “domestically controlled REIT,” defined generally as a REIT, less than 50% in value of the stock of which is and was held directly or indirectly by foreign persons at all times during a specified testing period. The Company believes that it is a domestically controlled REIT, and, therefore, assuming that the Company continues to be a domestically controlled REIT, that taxation under this statute generally will not apply to the sale of shares of common stock. However, gain to which this statute does not apply will be taxable to a non-U.S. stockholder if investment in our common stock is treated as effectively connected with the non-U.S. stockholder’s U.S. trade or business or is attributable to a permanent establishment that the non-U.S. stockholder maintains in the United States (if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. stockholder to U.S. taxation on a net income basis). In this case, the same treatment will apply to the non-U.S. stockholder as to U.S. stockholders with respect to the gain. In addition, gain to which FIRPTA does not apply will be taxable to a non-U.S. stockholder if the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, or maintains an office or a fixed place of business in the United States to which the gain is attributable. In this case, a 30% tax will apply to the nonresident alien individual’s capital gains. A similar rule will apply to capital gain dividends to which this statute does not apply.

If the Company does not qualify as a domestically controlled REIT, the tax consequences to a non-U.S. stockholder of a sale of shares of common stock depends upon whether such stock is regularly traded on an established securities market and the amount of such stock that is held by the non-U.S. stockholder. Specifically, a non-U.S. stockholder that holds a class of shares that is traded on an established securities market will only be subject to FIRPTA in respect of a sale of such shares if the stockholder owned more than 10% of the shares of such class at any time during a specified period. This period is generally the shorter of the period that the non-U.S. stockholder owned such shares or the five-year period ending on the date when the stockholder disposed of the shares. As discussed above, the Company believes that the Company’s common stock is not currently regularly traded on an established securities market for this purpose. If tax under FIRPTA applies to the gain on the sale of shares, the same treatment would apply to the non-U.S. stockholder as to U.S. stockholders with respect to the gain, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals.

Backup Withholding and Information Reporting. If you are a non-U.S. stockholder, we and other payors are required to report payments of dividends on IRS Form 1042-S even if the payments are exempt from withholding. However, you are otherwise generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments and

•	the payment of the proceeds from the sale of shares of common stock effected at a U.S. office of a broker,

as long as the income associated with these payments is otherwise exempt from U.S. federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a U.S. person and you have furnished to the payor or broker:

•	a valid IRS Form W-8BEN or W-8BEN-E, as applicable, or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-U.S. person, or

•	other documentation upon which the payor or broker may rely to treat the payments as made to a non-U.S. person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of shares of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of such shares that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a U.S. person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of shares of common stock will be subject to information reporting if such sale is effected at a foreign office of a broker that is:

•	a U.S. person,

•	a controlled foreign corporation for U.S. federal tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of such foreign partnership’s partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a U.S. trade or business, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a U.S. person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

FATCA Withholding

Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax (“FATCA withholding”) will be imposed on certain payments to you or to certain foreign financial institutions, investment funds and other non-U.S. persons receiving payments on your behalf if you or such persons fail to comply with certain information reporting requirements. Such payments will include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends. Payments of dividends that you receive in respect of our common stock will be affected by this withholding if you are subject to the FATCA information reporting requirements and fail to comply with them or if you hold our common stock through a non-U.S. person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to you would not otherwise have been subject to FATCA withholding). However, FATCA withholding will not apply to payments of gross proceeds from a sale or other disposition of shares of common stock before January 1, 2019. You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.

Federal Estate Taxes

Shares of common stock held by a non-U.S. stockholder at the time of death will be included in the stockholder’s gross estate for U.S. Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Other Tax Consequences

State or local taxation may apply to the Company and its stockholders in various state or local jurisdictions, including those in which the Company or its stockholders transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of shares of our common stock by employee benefit plans that are subject to Title I of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”), as well as arrangements that are subject to provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to Title I of ERISA or Section 4975 of the Code (such arrangements, “Non-ERISA Arrangements” and such provisions, “Similar Laws”).THE FOLLOWING IS MERELY A SUMMARY, HOWEVER, AND SHOULD NOT BE CONSTRUED AS LEGAL ADVICE OR AS COMPLETE IN ALL RELEVANT RESPECTS. ALL INVESTORS ARE URGED TO CONSULT THEIR LEGAL ADVISORS BEFORE INVESTING IN US AND TO MAKE THEIR OWN INDEPENDENT DECISION.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan and prohibit certain transactions involving the assets of a Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such a Plan or the management or disposition of the assets of such a Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the Plan.

In considering an investment in shares of our common stock with a portion of the assets of any Plan or Non-ERISA Arrangement, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan or Non-ERISA Arrangement and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan or Non-ERISA Arrangement including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code, and a prohibited transaction may result in the disqualification of an IRA. In addition, the fiduciary of the Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Whether or not our underlying assets are deemed to include “plan assets,” as described below, the acquisition and/or holding of shares of our common stock by a Plan with respect to which we or the initial purchaser is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor (the “DOL”) has issued prohibited transaction class exemptions (“PTCEs”), that may apply to the acquisition and holding of our common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Representation

Accordingly, by acceptance of the shares of our common stock, each purchaser of our common stock will be deemed to have represented and warranted either that (i) no portion of such purchaser’s or transferee’s assets used to acquire such shares constitutes assets of any Benefit Plan Investor or a Controlling Person or (ii) the purchase of our common stock by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws. Further, each such original purchaser and each subsequent transferee of shares of our common stock also will be deemed to have represented or warranted that the shares will not be transferred to any Benefit Plan Investor or Controlling Person until the common stock qualifies as a “publicly-offered security” under the DOL Plan Asset Regulations.

Plan Asset Consequences

If our assets were deemed to be “plan assets” under ERISA, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by us, and (ii) the possibility that certain transactions in which we might seek to engage could constitute “prohibited transactions” under ERISA and the Code.

The foregoing discussion is general in nature, is not intended to be all-inclusive, and is based on laws in effect on the date of this prospectus. Such discussion should not be construed as legal advice. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing shares of our common stock on behalf of, or with the assets of, any Plan or Non-ERISA Arrangement consult with counsel regarding the potential applicability of ERISA, Section 4975 of the Code and Similar Laws to such investment and whether an exemption would be applicable to the purchase of shares of our common stock.

PLAN OF DISTRIBUTION

General

We are registering the shares of common stock covered by this prospectus to permit the selling stockholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale of the shares offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of the shares will be the purchase price of the shares less any discounts and commissions. Each selling stockholder reserves the right to accept and, together with its agents, to reject, any proposed purchases of shares to be made directly or through agents.

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock offered by this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The prices at which the selling stockholders may sell the shares of common stock may be determined by the prevailing market price for the shares at the time of sale, may be different than such prevailing market prices or may be determined through negotiated transactions with third parties. The selling stockholders may use any one or more of the following methods when selling the shares of common stock offered by this prospectus:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	any other method permitted pursuant to applicable law; or

•	under Rule 144, Rule 144A or Regulation S under the Securities Act, if available, rather than under this prospectus.

We intend to apply to have our common stock listed on the NYSE under the symbol “          .” However, we can give no assurances that our common stock will be listed and as to the development of an active trading market for our common stock or the liquidity of any such market.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with Rule 2121 of the Financial Industry Regulatory Authority, Inc., or FINRA; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge our common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts. If a selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling stockholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The SEC staff is of a view that selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being offered by this prospectus. The selling stockholders have advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. Each selling stockholder has in turn agreed to indemnify us for certain specified liabilities. See “Description of Share Capital—Registration Rights.”

In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. The anti-manipulation rules under the Exchange Act may apply to sales of common stock in the market and to the activities of the selling stockholders and their affiliates. Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

In accordance with FINRA Rule 5110(g)(1), FBR and any persons related to FBR who purchased or otherwise acquired shares (i) in the initial private placement, (ii) subsequent to the initial filing of the registration statement of which this prospectus is a part and deemed to be underwriting compensation by FINRA, and/or (iii) that are excluded from underwriting compensation pursuant to FINRA Rule 5110(d)(5), will agree not to sell, transfer, assign, pledge, hypothecate or subject to any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such shares, for the 180-day period prescribed by FINRA Rule 5110(g)(1), except as otherwise provided in FINRA Rule 5110(g)(2).

CUSIP Number

The Committee on Uniform Securities Identification Procedures assigns a unique number, known as a CUSIP number, to a class or issue of securities in which all of the securities have similar rights. Upon issuance, the shares of common stock covered by this prospectus included shares with three different CUSIP numbers, depending upon whether the sale of the shares to the selling stockholder was conducted (a) by us under Rule 506 of Regulation D, (b) by FBR, as the initial purchaser, under Rule 144A or (c) by the initial purchaser under Regulation S. Prior to any registered resale, all of the securities covered by this prospectus are restricted securities under Rule 144 and their designated CUSIP numbers refer to such restricted status.

Any sales of shares of our common stock by means of this prospectus must be settled with shares of common stock bearing our general (not necessarily restricted) common stock CUSIP number. A selling stockholder named in this prospectus may obtain shares bearing our general common stock CUSIP number for settlement purposes by presenting the shares to be sold (with a restricted CUSIP), together with a certificate of registered sale, to our transfer agent, American Stock Transfer & Trust Company. The form of certificate of registered sale is available from us upon request. The process of obtaining such shares might take a number of business days. SEC rules generally require trades in the secondary market to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, a selling stockholder who holds securities with a restricted CUSIP at the time of the trade might wish to specify an alternate settlement cycle at the time of any such trade to provide sufficient time to obtain the shares with an unrestricted CUSIP in order to prevent a failed settlement.

VALIDITY OF COMMON STOCK

The validity of the common stock offered hereby will be passed upon for us by Venable LLP. In addition, certain legal matters will be passed upon for us by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The consolidated and combined financial statements of Clipper Realty Inc. and Predecessor and schedule III as of December 31, 2015 and 2014 and for each of the two years in the period ended December 31, 2015 included in this Prospectus and in the Registration Statement have been so included in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

The statement of revenues and certain expenses of the Tribeca Properties for the year ended December 31, 2013 and the related notes to the statement included in this prospectus have been audited by Berdon LLP, independent public accountants, as stated in their report appearing herein.

The statement of revenues and certain expenses of the Aspen for the year ended December 31, 2015 and the related notes to the statement included in this prospectus have been audited by Lipsky Goodkin & Co., P.C., independent public accountants, as stated in their report appearing herein.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11 (including exhibits, schedules, and amendments) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares of common stock to be sold by the selling stockholders from time to time in this offering, you should refer to the registration statement. Statements contained in this prospectus relating to the contents of any contract, agreement or other document are not necessarily complete and are qualified in all respects by the complete text of the applicable contract, agreement or other document, a copy of which has been filed as an exhibit to the registration statement. Whenever this prospectus refers to any contract, agreement, or other document, you should refer to the exhibits that are a part of the registration statement for a copy of the contract, agreement, or document.

You may read and copy all or any portion of the registration statement or any other information we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC’s Website (http://www.sec.gov).

In connection with this offering we will become subject to the information and periodic reporting requirements of the Exchange Act. Under the Exchange Act, we will file annual, quarterly and current reports, as well as proxy statements and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s Public Reference Room and the website of the SEC referred to above. We intend to make this information available on the investor relations section of our website, www.clipperrealty.com. Information on, or accessible through, our website is not part of this prospectus.

F-1

Report of Independent Registered Public Accounting Firm

Members of Clipper Realty Inc. and Predecessor
Brooklyn, NY 11219

We have audited the accompanying consolidated and combined balance sheets of Clipper Realty Inc. and Predecessor (the “Company”) as of December 31, 2015 and 2014, and the related consolidated and combined statements of operations, equity (deficit) and cash flows for the years then ended. In connection with our audits of the financial statements, we have also audited the financial statement schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of Clipper Realty Inc. and Predecessor as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Also in our opinion, the financial statements schedule, when considered in relation to the basic consolidated and combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ BDO USA, LLP

New York, NY

March 30, 2016

F-2

Clipper Realty Inc. and Predecessor
Consolidated and Combined Balance Sheets
(In thousands)

	December 31, 2015	Predecessor December 31, 2014
ASSETS
Investment in real estate
Land and improvements	$384,437	$384,350
Building and improvements	376,225	368,598
Tenant improvements	2,525	2,485
Furniture, fixtures and equipment	7,592	6,321
Total investment in real estate	770,779	761,754
Accumulated depreciation	(44,672)	(33,010)
Investment in real estate, net	726,107	728,744

Cash and cash equivalents	125,332	9,157
Restricted cash	9,962	5,876
Tenant and other receivables, net of allowance for doubtful accounts of $2,534 and $2,600, respectively	1,476	4,111
Deferred rent	3,881	3,990
Deferred costs and intangible assets, net	12,570	20,510
Prepaid expenses and other assets	9,093	7,720

TOTAL ASSETS	$888,421	$780,108

LIABILITIES AND EQUITY
Notes payable	$720,743	$721,480
Accounts payable and accrued liabilities	5,326	4,944
Security deposits	5,558	5,460
Below-market leases, net	7,848	9,562
Other liabilities	2,569	1,465

TOTAL LIABILITIES	$742,044	$742,911

TOTAL EQUITY
Common stock, $0.01 par value, 500,000,000 shares authorized, 11,422,606 issued and outstanding	114	-
Additional paid-in capital	46,049	-
Accumulated deficit	(1,860)	-
Predecessor equity (members’ capital)	-	37,197
Total stockholders’ and predecessor equity	44,303	37,197

Non-controlling interests	102,074	-
Total Equity	146,377	37,197
TOTAL LIABILITIES AND EQUITY	$888,421	$780,108

See accompanying notes to these consolidated and combined financial statements.

F-3

Clipper Realty Inc. and Predecessor
Consolidated and Combined Statements of Operations
(In thousands)

	Years Ended December 31,
	2015	2014

REVENUES
Residential rental income	$60,981	$32,096
Commercial income	17,256	12,382
Tenant recoveries	3,477	2,415
Garage and other income	2,513	1,037
TOTAL REVENUES	84,227	47,930

OPERATING EXPENSES
Property operating expenses	22,534	19,831
Real estate taxes and insurance	14,926	6,560
General and administrative	5,668	2,358
Acquisition costs	75	326
Depreciation and amortization	12,521	4,472
TOTAL OPERATING EXPENSES	55,724	33,547

INCOME FROM OPERATIONS	28,503	14,383

Interest expense, net	(36,703)	(9,145)

Net (loss) income	(8,200)	$5,238
Net loss attributable to Predecessor	3,690
Net loss attributable to non-controlling interests	3,145
Net loss attributable to stockholders	$(1,365)
Basic and diluted (loss) per share	(0.12)
Weighted average per share / OP unit information:
Common shares outstanding	11,423
OP units outstanding	26,317
	37,740

See accompanying notes to these consolidated and combined financial statements.

F-4

Clipper Realty Inc. and Predecessor
Consolidated and Combined Statements of Equity (Deficit)

(In thousands)

	Number of common shares	Common Stock	Additional paid-in- capital	Accumulated deficit	Predecessor equity	Total stockholders’ equity and Predecessor equity	Non- controlling interests	Total equity (deficit)
Predecessor
Balance December 31, 2013					$(4,664)	$(4,664)		$(4,664)

Contributions					104,073	104,073		104,073
Distributions					(67,450)	(67,450)		(67,450)
Net Income					5,238	5,238		5,238
Balance December 31, 2014					37,197	37,197		37,197

Contributions					2,357	2,357		2,357
Distributions					(14,233)	(14,233)		(14,233)
Net (loss)					(3,690)	(3,690)		(3,690)
Balance August 3, 2015					21,631	21,631		21,631

Clipper Realty Inc.
Net proceeds from sale of common shares	10,667	$107	$130,092	$-	-	130,199	-	130,199
Formation transaction	756	7	(84,043)	-	(21,631)	(105,667)	105,667	-
Restricted stock award grants	-	-	-	-	-	-	709	709
Dividends and distributions				(495)		(495)	(1,157)	(1,652)
Net loss	-	-	-	(1,365)	-	(1,365)	(3,145)	(4,510)
Balance December 31, 2015	11,423	$114	$46,049	$(1,860)	$-	$44,303	$102,074	$146,377

See accompanying notes to these consolidated and combined financial 3tatements.

F-5

Clipper Realty Inc. and Predecessor
Consolidated and Combined Statements of Cash Flows
(In thousands)

	Years ended December 31,
	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(8,200)	$5,238

Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	11,662	4,034
Amortization of deferred financing costs	6,036	753
Amortization of lease intangibles and other assets	2,187	712
Amortization of below-market leases	(1,714)	(1,450)
Deferred rent receivable	109	513
Stock-based compensation	709	-
Changes in operating assets and liabilities:
Restricted cash	(4,086)	14,372
Tenant and other receivables	2,635	(3,220)
Prepaid expenses and other assets	(1,482)	(3,594)
Accounts payable and accrued liabilities	382	1,870
Related party payables	-	(14,821)
Security deposits	98	3,081
Other liabilities	1,104	(16)
Net cash provided by operating activities	9,440	7,472

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to land, buildings and improvements	(9,025)	(2,542)
Increase in restricted cash	-	(2,000)
Cash paid in connection with acquisition of real estate	-	(222,280)
Net cash used in investing activities	(9,025)	(226,822)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from sale of common shares	130,199	-
Proceeds from notes payable	-	200,000
Payments of notes payable	(737)	(655)
Contributions	2,357	104,073
Dividends and distributions	(15,884)	(67,450)
Loan costs and other	(175)	(11,261)
Net cash provided by financing activities	115,760	224,707

Net increase in cash and cash equivalents	116,175	5,357
Cash and cash equivalents—beginning of year	9,157	3,800
Cash and cash equivalents—end of year	$125,332	$9,157

Supplemental cash flow information:
Cash paid for interest	$31,005	$7,389

Supplemental non cash investing and financing activities:
Assumption of loan in connection with acquisition of real estate	$-	335,000

See accompanying notes to these consolidated and combined financial statements.

F-6

Clipper Realty Inc. and Predecessor
Notes to Consolidated and Combined Financial Statements

(In thousands)

1. Organization

Clipper Realty Inc. (the “Company” or “We”) was organized in the state of Maryland on July 3, 2015. On August 3, 2015, we completed certain formation transactions and the sale of shares of common stock in a private offering. We contributed the net proceeds of the private offering to Clipper Realty L.P., our operating partnership subsidiary (the “Operating Partnership”), in exchange for units in the Operating Partnership. The Operating Partnership in turn contributed such net proceeds to the limited liability companies (“LLC’s”) that comprise the Predecessor, as described below, in exchange for class A LLC units in such LLC’s and became the managing member of such LLC’s. The owners of the LLC’s exchanged their interests for class B LLC units and an equal number of special, non-economic, voting stock in the Company. The class B LLC units, together with the special voting shares, are convertible into common shares of the Company and are entitled to distributions.

The predecessor to the Company (the “Predecessor”) was a combination of four limited liability companies, including one formed in 2014 in connection with the acquisition of a property on December 15, 2014. The Predecessor did not represent a legal entity. The LLC’s that comprised the Predecessor and the Company at formation were under common control.

On December 15, 2014, the Predecessor acquired the properties at 50 Murray Street and 53 Park Place in the Tribeca neighborhood of Manhattan, New York. As a result, as of December 31, 2015, the properties owned by the LLC’s comprising the Predecessor consist of four properties (collectively, the “Properties”):

•	Tribeca properties in Manhattan, comprising two buildings, one with 21 stories and one with 12 stories, containing residential and retail space with an aggregate of approximately 480,000 square feet of residential rental Gross Leasable Area (“GLA”) and 77,236 of rental retail and parking GLA;

•	Flatbush Gardens in Brooklyn, comprised of a 59-building multi-family housing complex with 2,496 rentable units;

•	141 Livingston Street in Brooklyn, a 15-story office building with approximately 216,073 square feet of GLA; and

•	250 Livingston Street in Brooklyn, a 12-story office and residential building with approximately 294,378 square feet of GLA.

Following completion of the private offering and the formation transactions, the operations of the Clipper Realty, Inc. and its consolidated subsidiaries (the “Company”) have been carried on primarily through the Operating Partnership. The Company intends to elect to be taxed as and qualify as a Real Estate Investment Trust (“REIT”) under Sections 856 through 860 of the Internal Revenue Code. The Company is the sole general partner of the Operating Partnership and the Operating Partnership is the sole managing member of the LLC’s that comprise the Predecessor.

2.  Sale of Common Stock and Formation Transactions

On August 3, 2015, the Company sold 10,666,667 shares of common stock to private investors at a price of $13.50 per share. The proceeds, net of offering costs, were approximately $130,199.

The Company contributed the net proceeds of the common stock offering to the Operating Partnership in exchange for units in the Operating Partnership as described in Note 1. Following the other transactions described in Note 1, substantially all the net proceeds raised were available to the Company.

The following is a summary of the Company’s Statement of Operations for the period from August 3, 2015 through December 31, 2015 and the Predecessor’s Statements of Operations for the period from January 1, 2015 through August 2, 2015. These amounts are included in the consolidated and combined statement of operations herein for the year ended December 31, 2015. All balances as of December 31, 2014 are those of the Predecessor.

F-7

Clipper Realty Inc. and Predecessor
Notes to Consolidated and Combined Financial Statements
(In thousands)

2. Sale of Common Stock and Formation Transactions (cont.)

	Clipper Realty Inc.	Predecessor
	August 3, 2015 – December 31, 2015	January 1, 2015 – August 2, 2015
REVENUES
Residential rental income	$25,099	$35,882
Commercial income	7,091	10,165
Tenant recoveries	1,433	2,044
Garage and other income	1,205	1,308
TOTAL REVENUES	34,828	49,399

OPERATING EXPENSES
Property operating expenses	8,862	13,672
Real estate taxes and insurance	6,774	8,152
General and administrative	3,233	2,435
Acquisition costs	75	-
Depreciation and amortization	5,292	7,229
TOTAL OPERATING EXPENSES	24,236	31,488

INCOME FROM OPERATIONS	10,592	17,911

Interest expense, net	(15,102)	(21,601)

Net loss	(4,510)	$(3,690)

Less:
Net loss attributable to non-controlling interests	3,145

Net loss attributable to stockholders	$(1,365)

F-8

Clipper Realty Inc. and Predecessor
Notes to Consolidated and Combined Financial Statements
(In thousands)

  3.  Significant Accounting Policies

Basis of Consolidation and Combination

The accompanying consolidated and combined financial statements of the Company and the Predecessor are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The effect of all intercompany balances has been eliminated. The consolidated and combined financial statements include the accounts of all entities in which the Company and the Predecessor have a controlling interest. The ownership interests of other investors in these entities are recorded as noncontrolling interest. The Predecessor entities have been combined on the basis that, for the periods presented, such entities were under common control.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Investment in Real Estate

Real estate assets held for investment are carried at historical cost and consist of land, buildings and improvements, furniture, fixtures and equipment. During the year ended December 31, 2014, the Predecessor wrote off $3,261 of fully depreciated tenant improvements. Expenditures for ordinary repair and maintenance costs are charged to expense as incurred. Expenditures for improvements, renovations, and replacements of real estate assets are capitalized and depreciated over their estimated useful lives if the expenditures qualify as betterment or the life of the related asset will be substantially extended beyond the original life expectancy.

Upon acquisition of real estate, the Company assesses the fair values of acquired tangible and intangible assets including land, buildings, tenant improvements, above and below-market leases, in-place leases and any other identified intangible assets and assumed liabilities. The Company allocates the purchase price to the assets acquired and liabilities assumed based on their fair values. In estimating fair value of tangible and intangible assets acquired, the Company assesses and considers fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates, estimates of replacement costs, net of depreciation, and available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

The Company records acquired above-market and below-market lease values initially based on the present value, using a discount rate which reflects the risks associated with the leases acquired based on the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management’s estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed renewal options for the below-market leases. Other intangible assets acquired include amounts for in-place lease values and tenant relationship values (if any) that are based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with the respective tenant. Factors to be considered by management in its analysis of in-place lease values include an estimate of carrying costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, management considers leasing commission, legal and other related expenses.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. A property’s value is impaired if management’s estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property is less than the carrying value of the property. To the extent impairment has occurred, a write-down is recorded and measured by the amount of the difference between the carrying value of the asset and the fair value of the asset. Management of the Company does not believe that any of its properties within the portfolio are impaired as of December 31, 2015 and 2014.

F-9

Clipper Realty Inc. and Predecessor
Notes to Consolidated and Combined Financial Statements
(In thousands)

3.  Significant Accounting Policies (cont.)

For long-lived assets to be disposed of, impairment losses are recognized when the fair value of the assets less estimated cost to sell is less than the carrying value of the assets. Properties classified as real estate held for sale generally represent properties that are actively marketed or contracted for sale with closing expected to occur within the next twelve months. Real estate held for sale is carried at the lower of cost, net of accumulated depreciation, or fair value less cost to sell, determined on an asset-by-asset basis. Expenditures for ordinary repair and maintenance costs on held for sale properties are charged to expense as incurred. Expenditures for improvements, renovations, and replacements related to held-for-sale properties are capitalized at cost. Depreciation is not recorded on real estate held for sale.

If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balances of the related intangibles are written off. The tenant improvements and origination costs are amortized to expense over the over the remaining life of the lease (or charged against earnings if the lease is terminated prior to its contractual expiration date).

Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Building and improvements	30–40 years
Tenant improvements	Shorter of useful life or lease term
Furniture, fixtures and equipment	3–15 years

The capitalized above-market lease values are amortized as a reduction of base rental revenue over the remaining term of the respective leases, and the capitalized below-market lease values are amortized as an increase to base rental revenue over the remaining initial terms plus the terms of any below-market fixed rate renewal options of the respective leases. The value of in-place leases are amortized to expense over the remaining initial terms of the respective leases.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand and in banks plus all short-term investments with a maturity of three months or less when purchased. The Company maintains some of its cash in bank deposit accounts, which, at times, may exceed the federally insured limit. No losses have been experienced related to such accounts.

Restricted Cash

Restricted cash generally consists of escrows for future real estate taxes and insurance expenditures, repairs and capital improvements and security deposits.

F-10

Clipper Realty Inc. and Predecessor
Notes to Consolidated and Combined Financial Statements
(In thousands)

3. Significant Accounting Policies (cont.)

Tenant and Other Receivables and Allowance for Doubtful Accounts

Tenant and other receivables are comprised of amounts due for monthly rents and other charges. The Company periodically performs a detailed review of amounts due from tenants to determine if accounts receivable balances are impaired based on factors affecting the collectability of those balances. If a tenant fails to make contractual payments beyond any allowance, the Company may recognize additional bad debt expense in future periods.

Deferred Costs

Deferred lease costs consist of fees incurred to initiate and renew operating leases. Lease costs are being amortized using the straight-line method over the terms of the respective leases.

Deferred financing costs represent commitment fees, legal and other third-party costs associated with obtaining financing. These costs are amortized over the term of the financing and are recorded in interest expense in the consolidated and combined financial statements. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Cost incurred in seeking financing transactions which do not close are expensed in the period the financing transaction is terminated.

Comprehensive Income

Comprehensive income is comprised of net income adjusted for changes in unrealized gains and losses, reported in equity, for financial instruments required to be reported at fair value under U.S. GAAP. For the years ended December 31, 2015 and 2014, the Company did not own any financial instruments for which the change in value was not reported in net income accordingly and its comprehensive income was its net income as presented in the consolidated and combined statements of operations.

Revenue Recognition

Rental revenue for commercial leases is recognized on a straight-line basis over the terms of the respective leases. Rental income attributable to residential leases and parking is recognized as earned, which is not materially different from the straight-line basis. Leases entered into by a resident for an apartment unit are generally for a one year term, renewable upon consent of both parties on an annual or monthly basis. Deferred rents receivable represents the amount by which straight-line rental revenue exceeds rents currently billed in accordance with lease agreements.

Reimbursements for operating expenses due from tenants pursuant to their lease agreements are recognized as revenue in the period the applicable expenses are incurred. These costs generally include real estate taxes, utilities, insurance, common area maintenance costs and other recoverable costs.

F-11

Clipper Realty Inc. and Predecessor
Notes to Consolidated and Combined Financial Statements
(In thousands)

3. Significant Accounting Policies (cont.)

Stock-based Compensation

The Company accounts for stock-based compensation pursuant to ASC Topic 718, “Compensation - Stock Compensation.” As such, all equity based awards are reflected as compensation expense in the Company’s consolidated financial statements over their vesting period based on the fair value at the date of grant.

The following is a summary of awards during the year ended December 31, 2015.

Weighted
Unvested Restricted Shares and		Grant-Date
LTIP Units	LTIP Units	Fair Value

Unvested at December 31, 2014	-	-

Granted	378,333	13.50
Vested	-	-
Forfeited	-	-

Unvested at December 31, 2015	378,333	$13.50

As of December 31, 2015, there was $4.4 million of total unrecognized compensation cost related to unvested share- based compensation arrangements granted under share incentive plans. That cost is expected to be recognized over a weighted-average period of 2.6 years.

Income Taxes

The Company intends to elect to be taxed and to operate in a manner that will allow it to qualify as a REIT under the U.S. Internal Revenue Code (the “Code”) commencing with its taxable year ending December 31, 2015. To qualify as a REIT, the Company is required to distribute dividends equal to at least 90% of the REIT taxable income (computed without regard to the dividends paid deduction and net capital gains) to its stockholders, and meet the various other requirements imposed by the Code relating to matters such as operating results, asset holdings, distribution levels and diversity of stock ownership. Provided the Company qualifies for taxation as a REIT, it is generally not subject to U.S. federal corporate-level income tax on the earnings distributed currently to its stockholders. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to U.S. federal and state income tax on its taxable income at regular corporate tax rates and any applicable alternative minimum tax. In addition, the Company may not be able to re-elect as a REIT for the four subsequent taxable years. The entities comprising the Predecessor are limited liability companies and are treated as pass-through entities for income tax purposes. Accordingly, no provision has been made for federal, state or local income or franchise taxes in the accompanying consolidated and combined financial statements.

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 740, the Company believes that it has appropriate support for the income tax positions taken and, as such, does not have any uncertain tax positions that, if successfully challenged, could result in a material impact on its or the Predecessor’s financial position or results of operation. The prior three years’ income tax returns are subject to review by the Internal Revenue Service.

Fair Value Measurements

Refer to Note 9, “Fair Value of Financial Instruments”.

Derivative Financial Instruments

The FASB derivative and hedging guidance establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by the FASB guidance, the Company records all derivatives on the consolidated and combined balance sheets at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation.

Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecast transactions, are considered cash flow hedges. For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in the fair value or cash flows of the derivative hedging instrument with the changes in the fair value or cash flows of the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value would be recognized in earnings.

F-12

Clipper Realty Inc. and Predecessor
Notes to Consolidated and Combined Financial Statements
(In thousands)

3. Significant Accounting Policies (cont.)

Recently Issued Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases (Topic 842).” The new standard requires a lessor to classify leases as either sales-type, finance or operating. A lease will be treated as a sale if it transfers all of the risks and rewards, as well as control of the underlying asset, to the lessee. If risks and rewards are conveyed without the transfer of control, the lease is treated as a financing. If the lessor does not convey risks and rewards or control, an operating lease results. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessors for sales-type, direct financing, and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. We are currently evaluating the impact of our pending adoption of the new standard on our consolidated financial statements.

In October 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-16, “Business Combination (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments.” The amendments require adjustments to provisional amounts that are identified during the measurement period, including the cumulative effect of changes in depreciation, amortization, or other income effects to be recognized in the current-period financial statements. Prior periods should no longer be adjusted. The new standard takes effect in 2016 for public companies and early adoption is permitted.

In April 2015, the FASB issued ASU 2015-03 “Simplifying the Presentation of Debt Issuance Costs.” ASU 2015-03 revises Subtopic 835-30 to require that debt issuance costs be reported in the balance sheet as a direct deduction from the face amount of the related liability, consistent with the presentation of debt discounts. Prior to the amendments, debt issuance costs were presented as a deferred charge (i.e., an asset) on the balance sheet. The amendments also require the amortization of debt issuance costs to be reported as interest expense, which we believe is largely consistent with current practice. Similarly, debt issuance costs and any discount or premium are considered in the aggregate when determining the effective interest rate on the debt. The amendments are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The amendments are effective for all other entities for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. The amendments must be applied retrospectively. All entities have the option of adopting the new requirements as of an earlier date for financial statements that have not been previously issued. Applicable disclosures for a change in an accounting principle are required in the year of adoption, including interim periods.

In February 2015, the FASB issued ASU 2015-02, “Consolidation—Amendments to the Consolidation Analysis.” ASU 2015-02 applies to the reporting entities that are required to evaluate whether they should consolidate certain legal entities. Specifically, the amendments modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (“VIEs”) or voting interest entities. Additionally, the amendments eliminate the presumption that a general partner should consolidate a limited partnership. The amendments in ASU 2015-02 affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. ASU 2015-02 will be effective for public business entities for fiscal years, and interim periods within, beginning after December 15, 2015. The Company is currently evaluating the impact that ASU 2015-02 will have on its consolidated and combined financial statements.

During January 2015, the FASB issued ASU 2015-01, “Income Statement—Extraordinary and Unusual Items.” ASU 2015-01 eliminates the concept of extraordinary items. However, the presentation and disclosure requirements for items that are either unusual or in nature or infrequent in occurrence remain and will be expanded to include items that are both unusual in nature and infrequent in occurrence. ASU 2015-01 is effective for periods beginning after December 15, 2015. ASU 2015-01 is not expected to have a material impact on the Company’s consolidated and combined financial statements.

During August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements—Going Concern.” ASU 2014-15 requires an entity’s management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. ASU 2014-15 is effective for periods beginning after December 15, 2016. ASU 2014-15 is not expected to have a material impact on the Company’s consolidated and combined financial statements.

F-13

Clipper Realty Inc. and Predecessor
Notes to Consolidated and Combined Financial Statements
(In thousands)

3. Significant Accounting Policies (cont.)

During June 2014, the FASB issued ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period.” ASU 2014-12 provides explicit guidance on how to account for share-based payments that require a specific performance target to be achieved which may be achieved after an employee completes the requisite service period. ASU 2014-12 is effective for periods beginning after December 15, 2015 and may be applied either prospectively or retrospectively. ASU 2014-12 is not expected to have a material impact on the Company’s consolidated financial statements.

During May 2014 and August 2015, the FASB issued ASU 2014-09, as amended by ASU 2015-14, “Revenue from Contracts with Customers”, which supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP.

As amended, the standard is effective for annual periods beginning after December 15, 2017, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). The Company is currently evaluating the impact of its pending adoption of ASU 2014-09 on its consolidated and combined financial statements and has not yet determined the method by which the standard will be adopted in 2018.

During April 2014, the FASB issued ASU 2014-08, “Presentation of Financial Statements and Property, Plant and Equipment; Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” ASU 2014-08 modifies the requirements for reporting discontinued operations. Under the amendments in ASU 2014-08, the definition of discontinued operation has been modified to only include those disposals of an entity that represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. ASU 2014-08 shall be applied prospectively for periods beginning on or after December 15, 2014, with early adoption permitted. The Company adopted ASU 2014-08 for the quarter ended March 31, 2014. The Company has adopted this standard on a prospective basis for transactions that have occurred after the adoption date. The adoption of ASU 2014-08 did not have an effect on the Company’s financial position or results of operations.

F-14

Clipper Realty Inc. and Predecessor
Notes to Consolidated and Combined Financial Statements
(In thousands)

4. Acquisition

On December 15, 2014, the Predecessor acquired the Tribeca properties for $557,280. The purchase price consisted of the following:

Cash paid	$222,280
Mortgage debt assumed	335,000
$557,280

The purchase price was allocated as follows:

Land	$273,103
Buildings	282,015
Tenant improvements	288
Furniture, fixtures and equipment	834
Above-market leases	36
Below-market leases	(4,911)
In-place leases	1,562
Lease origination costs	556
Interest rate caps.	369
Real estate tax abatements	3,428
$557,280

We have prepared the following unaudited pro forma income statement information for the years ended December 31, 2014 as if the acquisition had occurred as of January 1, 2014. The pro forma data is not necessarily indicative of the results that actually would have occurred if the acquisition had been consummated on January 1, 2014.

2014
Revenue	$78,156
Total expenses	(84,339)
Net loss	$(6,183)

F-15

Clipper Realty Inc. and Predecessor
Notes to Consolidated and Combined Financial Statements
(In thousands)

5. Deferred Costs and Intangible Assets

Deferred costs and intangible assets consist of the following:

	December 31, 2015	December 31, 2014

Deferred financing costs	$14,582	$14,406
Lease origination costs	2,079	3,318
In-place lease	6,254	6,254
Real estate tax abatements	5,406	5,406
	28,321	29,384
Less accumulated amortization	(15,751)	(8,874)
Total deferred costs and intangible assets, net	$12,570	$20,510

Interest expense includes amortization of deferred financing costs of $6,036 and $704 for the years ended December 31, 2015 and 2014, respectively. Amortization of lease origination costs and in-place lease intangible assets was $860 and $438 for the years ended December 31, 2015 and 2014, respectively. Amortization of real estate abatements of $1,328 and $238 for the years ended December 31, 2015 and 2014, respectively, is included in real estate taxes and insurance in the combined statements of operations.

Deferred costs and intangible assets as of December 31, 2014 amortize to expenses in future years as follows:

2016	$6,831
2017	2,340
2018	1,067
2019	784
2020	356
Thereafter	1,192
Total	$12,570

6. Below-Market Lease Intangibles

The Company’s below-market lease intangibles assets and liabilities are as follows:

	December 31,	December 31,
	2015	2014

Below-market leases	$22,395	$22,400
Less accumulated amortization	$(14,547)	(12,838)
	$7,848	$9,562

Rental income includes amortization of below-market leases of $1,714 and $1,450 for the years ended December 31, 2015 and 2014, respectively.

F-16

Clipper Realty Inc. and Predecessor
Notes to Consolidated and Combined Financial Statements
(In thousands)

6. Below-Market Lease Intangibles (cont.)

The balance of below-market leases as of December 31, 2015 amortize to rental income in future years as follows:

2016	$1,719
2017	1,715
2018	1,715
2019	1,201
2020	424
Thereafter	1,074
Total	$7,848

7. Notes Payable

The first mortgages and mezzanine notes payable collateralized by the respective properties, member’s interest in the properties and assignment of leases were as follows:

Property	Maturity	Interest Rate	December 31, 2015	December 31, 2014

Flatbush Gardens, Brooklyn, NY	10/1/2024	3.88%	$150,000	$150,000
Flatbush Gardens, Brooklyn, NY	10/1/2024	3.88%	20,000	20,000
250 Livingston Street, Brooklyn, NY	5/6/2023	4.00%	35,743	36,480
141 Livingston Street, Brooklyn, NY	7/9/2016	LIBOR + 3.25%	55,000	55,000
Tribeca properties, NY	11/9/2016	LIBOR + 3.40%	360,000	360,000
Tribeca properties, NY	11/9/2016	LIBOR + 7.38%	100,000	100,000
			$720,743	$721,480

On September 24, 2012, the Predecessor entered into a $150,000 mortgage note agreement with New York Community Bank. The loan matures on October 1, 2024 and bears interest at a fixed-rate of interest of 3.88%. The note requires interest only payments through April 2017 and monthly principal and interest payments thereafter based on a 30-year amortization.

On May 1, 2013, the Predecessor entered into a mortgage note agreement with Citigroup Global Markets Realty Corp. for $37,500 that requires monthly principal and interest payments of $179, bears interest of 4.00% and matures on May 6, 2023.

On October 31, 2014, the Predecessor entered into an additional $20,000 note with New York Community Bank. This note is coterminous with the above $150,000 mortgage, matures on October 1, 2024 and bears interest at 3.88% through September 2019 and thereafter at prime plus 2.75%, subject to an option to fix the rate. The note requires interest only payments through April 2017, monthly principal and interest payments of $94 from May 2017 through September 2019 based on a 30 year amortization schedule and principal and interest payments thereafter based on the remaining period of the initial 30-year amortization schedule.

F-17

Clipper Realty Inc. and Predecessor
Notes to Consolidated and Combined Financial Statements
(In thousands)

7. Notes Payable (cont.)

On December 12, 2014, the Predecessor entered into a $55,000 loan agreement related to the property at 141 Livingston Street, Brooklyn, New York with Citigroup Global Markets Inc. The note matures on July 9, 2016 and bears interest at one-month LIBOR plus 3.25%.

On December 15, 2014, the Predecessor assumed a $335,000 mortgage note with Deutsche Bank and entered into additional $25,000 and $100,000 mortgage note and mezzanine note agreements with Deutsche Bank and SL Green Finance, respectively, related to the Tribeca properties. The mortgage and mezzanine loans mature on November 9, 2016 and bear interest at one-month LIBOR plus 3.40% and 7.38%, respectively (3.731% and 7.572% respectively at December 31, 2015). The notes are subject to three one-year extension options.

The following table summarizes principal payment requirements under terms as of December 31, 2015:

2016	515,732
2017	2,788
2018	3,932
2019	3,771
2020	2,314
Thereafter	192,206
Total	$720,743

8. Rental Income under Operating Leases

The Company’s three commercial properties are leased to commercial tenants under operating leases with fixed terms of varying lengths. As of December 31, 2014, the minimum future cash rents receivable (excluding tenant reimbursements for operating expenses) under non-cancelable operating leases for the commercial tenants in each of the next five years and thereafter are as follows:

2016	$16,817
2017	15,048
2018	14,924
2019	10,039
2020	5,345
Thereafter	62,665
Total	$124,838

The Company has commercial leases with the City of New York that comprised 20% and 31% of total revenue in 2015 and 2014 respectively. In December 2015, the City of New York executed a new 10-year lease at the Company’s property at 141 Livingston Street, with effect as of June 2014. Under the lease, the tenant has an option to terminate the lease after five years; however, if it decides to continue to occupy the building at that time, the rent will increase 25% beginning the sixth year of the lease.

F-18

Clipper Realty Inc. and Predecessor
Notes to Consolidated and Combined Financial Statements
(In thousands)

9. Fair Value of Financial Instruments

GAAP requires the measurement of certain financial instruments at fair value on a recurring basis. In addition, GAAP requires the measure of other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•	Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, the Company utilizes quoted market prices from an independent third-party source to determine fair value and classifies such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines the market for a financial instrument owned by the Company to be illiquid or when market transactions for similar instruments do not appear orderly, the Company uses several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establishes a fair value by assigning weights to the various valuation sources.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

The financial assets and liabilities in the consolidated and combined balance sheets include cash and cash equivalents, restricted cash, receivables, accounts payable and accrued expenses, including interest rate caps, and mortgages. The carrying amount of cash and cash equivalents, restricted cash, receivables, and accounts payable and accrued expenses reported in the consolidated and combined balance sheets approximates fair value due to the short-term nature of these instruments. The fair value of mortgages, which is classified as Level 2, is estimated by discounting the contractual cash flows of each debt instrument to their present value using adjusted market interest rates.

F-19

Clipper Realty Inc. and Predecessor
Notes to Consolidated and Combined Financial Statements
(In thousands)

9. Fair Value of Financial Instruments (cont.)

The carrying amount and fair value of the mortgage notes payable were as follows:

	December 31, 2015	December 31, 2014

Carrying amount	$720,743	$721,480
Fair value	$712,904	$700,987

The Predecessor purchased interest rate caps in connection with the mortgage loans on December 12, 2014 and December 15, 2014 with LIBOR strike prices of 2.00%. The interest rate caps have an aggregate notional value of $515 million and expire coterminously with the related debt. Their fair value, which is classified as Level 2, is estimated using market inputs and credit valuation inputs. These instruments were not designated as hedges and accordingly their changes in fair value are recognized in earnings. The fair value of these instruments is $10 and $532 at December 31, 2015 and 2014, respectively, and the change in fair value of $522 and $49 is included in interest expense for the years ended December 31, 2015 and 2014, respectively.

Disclosures about fair value of financial instruments were based on pertinent information available as of December 31, 2015 and December 31, 2014. Although the Company is not aware of any factors that would significantly affect the reasonable fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

10. Commitments and Contingencies

Legal

The Company is subject to certain legal proceedings and claims arising in connection with its business. Management believes, based in part upon consultation with legal counsel, that the ultimate resolution of all such claims will not have a material adverse effect on the Company’s consolidated and combined results of operations, financial position, or cash flows.

Commitments

The Company is obligated to provide parking through 2020 under a lease with a tenant at the property on 250 Livingston Street costing approximately $160 per year.

Concentrations

The Company’s properties are located in the Boroughs of Manhattan and Brooklyn in New York City, which exposes the Company to greater economic risks than if it owned a more geographically dispersed portfolio. For the year ended December 31, 2015, commercial properties accounted for approximately 26% and the residential properties accounted for approximately 74% of total revenue.

11. Related-Party Transactions

In 2015 and 2014, the Predecessor recorded management fees of approximately $574 and $410, respectively, to related companies or individuals included in general and administrative expense in the consolidated and combined statements of operations.

F-20

Clipper Realty Inc. and Predecessor
Notes to Consolidated and Combined Financial Statements
(In thousands)

12. Segment Reporting

The Company has classified its reporting segments into commercial and residential rental properties. The commercial properties include the 141 Livingston Street property and portions of the 250 Livingston Street and Tribeca properties. The residential reporting segment includes the Flatbush Gardens property and a portion of the 250 Livingston Street and Tribeca properties. Interest expense related to the commercial and residential segments in 2015 is $7,346 and $29,357, respectively, and, in 2014, is $1,776 and $7,369, respectively.

The Company’s income from operations by segment for the years ended December 31, 2015 and 2014 is as follows:

Year ended December 31, 2015	Commercial	Residential	Total
Rental revenues	$17,256	$60,981	$78,237
Tenant recoveries	3,477	-	3,477
Garage and other revenue income	1,578	935	2,513
Total revenues	22,311	61,916	84,227
Property operating expenses	4,177	18,357	22,534
Real estate taxes and insurance	3,705	11,221	14,926
General and administrative	879	4,789	5,668
Acquisition costs	-	75	75
Depreciation and amortization	2,471	10,050	12,521
Total operating expenses	11,232	44,492	55,724
Income from operations	$11,079	$17,474	$28,503

Year ended December 31, 2014	Commercial	Residential	Total
Rental revenues	$12,382	$32,096	$44,478
Tenant recoveries	2,415	-	2,415
Garage and other income	518	519	1,037
Total revenues	15,315	32,615	47,930
Property operating expenses	3,810	16,021	19,831
Real estate taxes and insurance	2,355	4,205	6,560
General and administrative	537	1,821	2,358
Acquisition costs	30	296	326
Depreciation and amortization	1,398	3,074	4,472
Total operating expenses	8,130	25,417	33,547
Income from operations.	$7,185	$7,198	$14,383

F-21

Clipper Realty Inc. and Predecessor
Notes to Consolidated and Combined Financial Statements
(In thousands)

12. Segment Reporting (cont.)

The Company’s total assets by segment are as follows as of:

	Commercial	Residential	Total
December 31, 2015	$198,352	$690,069	$888,421
December 31, 2014	$141,561	$638,547	$780,108

The Company’s capital expenditures are $9,025 and $2,542 for the years ended December 31, 2015 and 2014, respectively. The Company’s capital expenditures were all in the residential segment except for $245 in the commercial segment for the year ended December 31, 2015.

13. Multiemployer Union Agreement and Pension Plan

Certain of the Company’s employees are covered by a union sponsored, collectively bargained, multiemployer defined benefit pension, profit sharing, health insurance, legal and training plans. Contributions to the plans are determined in accordance with the provisions of the negotiated labor contract. The Local 32BJ Service Employees International Union (“Local 32BJ”) contract is in effect through December 31, 2015.

Contributions to the Local 32BJ are not segregated or otherwise restricted to provide benefits only to the Company’s employees. The risks of participating in a multiemployer pension plan differ from those of a single-employer pension plan in the following aspects: (a) assets contributed to a multiemployer pension plan by one employer may be used to provide benefits to employees of other participating employers; (b) if a participating employer stops contributing to the plan, the unfunded obligation of the plan may be borne by the remaining participating employers and (c) if the Company chooses to stop participating in the multiemployer plan, it may be required to pay the plan an amount based on the unfunded status of the plan, which is referred to as the withdrawal liability. The Company has no intention of withdrawing from the plan.

The information for the Union’s multiemployer pension plan is as follows:

Legal name	Building Services 32BJ Pension Plan
Employer identification number	13-1879376
Plan number	001
Type of plan	Defined benefit pension plan
Plan year end date	June 30
Certified Zone Status for 2015 and 2014*	Red
Funding improvement plan/rehabilitation plan*	Implemented
Surcharges paid to plan	None

F-22

Clipper Realty Inc. and Predecessor
Notes to Consolidated and Combined Financial Statements
(In thousands)

13. Multiemployer Union Agreement and Pension Plan (cont.)

Pension contribution made for 2015 and 2014, respectively	$205 and $197
Minimum weekly required pension contribution per employee for 2015 and 2014, respectively (in dollars)	$98.75 and $94.75

*              Certified pension zone status (as defined by the Pension Protection Act) represents the level at which the pension plan is funded. Plans in the red zone are less than 65% funded; plans in the yellow zone are less than 80% funded; and plans in the green zone are at least 80% funded. The rehabilitation plan may involve a surcharge on employers or a reduction or elimination of certain employee adjustable benefits.

The information provided above is from the pension plan’s most current annual report, which for Local 32BJ is for the year ended June 30, 2015. The Pension Protection Act Zone Status, the most recent zone status available, was provided to the Company by the plan and is certified by the plans’ actuary. The Company’s contributions to the pension plan are less than 5% of all the employers’ contribution to the plan. In connection with the acquisition of the Tribeca properties, the Company increased the number of employees covered by the 32BJ contract.

14. Subsequent Events

The Company evaluated subsequent events through March 30, 2016, the date of which these financial statements were available to be issued.

On January 5, 2016, as authorized by the Company’s Board of Directors, the Company entered into a contract to acquire the residential and retail property located at 1955 1st Avenue, New York, NY for a price of $103 million. The Company made a deposit of $5 million which is generally non-refundable unless approval for the sale is not granted by New York City Housing Development Corporation or New York City Department of Housing Preservation and Development.

On January 29, 2016, the Company sold 132 shares of $1,000 par value 12.5% redeemable cumulative non-voting preferred stock to 132 stockholders.

On March 2, 2016, the Company issued 99,078 shares of LTIP units to certain directors and employees as 2015 incentive awards pursuant to the corresponding agreements. Such shares are subject to certain time-based vesting requirements.

F-23

Clipper Realty Inc. and Predecessor
Schedule III – Real Estate and Accumulated Depreciation
(In thousands)

Encumbrances at December 31,				Initial Costs			Gross Amounts At Which Carried at December 31, 2015
Property	Location	Description	Encumbrances	Land	Building and Improvements	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation	Date Acquired
Tribeca Properties	Manhattan, NY	Residential/ Commercial	$460,000	$273,103	$283,137	$3,037	$273,103	$286,174	$559,277	$7,894	Dec-14
Flatbush Gardens	Brooklyn, NY	Residential	170,000	89,965	49,607	15,489	90,052	65,096	155,148	24,522	Oct-05
250 Livingston Street	Brooklyn, NY	Commercial/ Residential	35,743	10,452	20,204	3,814	10,452	24,018	34,470	8,520	May-02
141 Livingston Street	Brooklyn, NY	Commercial	55,000	10,830	12,079	(1,025)	10,830	11,054	21,884	3,736	May-02
			$720,743	$384,350	$365,027	$21,315	$384,437	$386,342	$770,779	$44,672

(1)	The aggregate cost for Federal tax purposes at December 31, 2015 of our real estate assets was $624,902.

(2)	The following summarized activity for real estate and accumulated depreciation for the year ended December 31, 2015 as follows: Investment in real estate:

Balance at beginning of period	$761,754
Acquisition of real estate	-
Additions during period	9,025
Writeoff of fully depreciated assets	-
Balance at end of year	$770,779

Accumulated depreciation:

Balance at beginning of period	33,010
Depreciation expense	11,662
Writeoff of fully depreciated assets	-
Balance at end of year	$44,672

F-24

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of
Clipper Realty Inc.

Report on the Statement

We have audited the accompanying statement of revenues and certain expenses (the “Statement”) of the properties located at 50 Murray Street and 53 Park Place in the Tribeca neighborhood of New York, New York (“Tribeca Properties”), for the year ended December 31, 2013, and the related notes to the Statement.

Management’s Responsibility for the Statement

Management is responsible for the preparation and fair presentation of the Statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the Statement that is free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the Statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statement. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Statement referred to above presents fairly, in all material respects, the revenues and certain expenses described in Note 1 to the Statement of Tribeca Properties for the year ended December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Basis of Presentation

As described in Note 1 to the Statement, the accompanying Statement has been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended, and is not intended to be a complete presentation of Tribeca Properties’ revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ Berdon LLP

Certified Public Accountants

New York, New York
October 9, 2015

F-25

Tribeca Properties

Statement of Revenues and Certain Expenses

For the Year Ended December 31, 2013 and Nine Months Ended September 30, 2014 (unaudited)

(In thousands)

	Nine Months Ended September 30,	Year Ended December 31,
	2014	2013
REVENUES
Residential rental income	$20,108	$25,302
Commercial income	2,317	2,863
Tenant recoveries	78	177
Other income	454	618

TOTAL REVENUES	22,957	28,960

CERTAIN EXPENSES
Property operating expenses	4,611	5,252
Real estate taxes and insurance	3,302	3,136

TOTAL OPERATING EXPENSES	7,913	8,388

REVENUES IN EXCESS OF EXPENSES	$15,044	$20,572

The accompanying notes to this financial statement is an integral part of this statement.

1. Basis of Presentation

The accompanying statement of revenues and certain expenses include the operations of the residential and retail properties at 50 Murray Street (a/k/a 110-120 Church Street) and 53 Park Place in the Tribeca neighborhood of Manhattan, NY that were owned in 2013 by Lionshead 53 Development LLC and Lionshead 110 Development LLC (the “Tribeca Properties” or “Properties”). On December 15, 2014, the Tribeca Properties were acquired by a predecessor limited liability company of Clipper Realty, Inc.

The accompanying statement of revenues and certain expenses relate to the Tribeca Properties and have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statement is not representative of the actual operations for the periods presented as revenues and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred in the future operations of the Tribeca Properties, have been excluded. Such items include depreciation, amortization, management fees, interest expense, interest income and amortization of above- and below-market leases.

2. Summary of Significant Accounting Policies

Revenue Recognition

The Tribeca Properties recognize residential and commercial rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset. Commercial rental income includes revenue from a tenant who operates the garage.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the Tribeca Properties are generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

F-26

Tribeca Properties

Notes to Financial Statement

(In thousands)

2. Summary of Significant Accounting Policies (cont.)

Other revenue is revenue that is derived from the tenants’ use of facilities for storage, laundry and common areas and other services and income from an early lease termination. Other revenue is recognized when the related services are utilized by the tenants.

Interim Unaudited Financial Information

The statement of revenues and certain operating expenses for the nine months ended September 30, 2014, is unaudited; however, in the opinion of management, all adjustments (consisting solely of normal, recurring adjustments) necessary for the fair presentation of the financial statement for the interim period have been included. The results of the interim period are not necessarily indicative of the results to be obtained for a full fiscal year.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting periods to present the statements of revenues and certain expenses in conformity with U.S. GAAP. Actual results could differ from those estimates.

3. Minimum Future Lease Rentals

There are various lease agreements in place with tenants to lease space in the Tribeca Properties. As of September 30, 2014, the minimum future cash rents receivable under non-cancelable operating leases in each of the next five years and thereafter are as follows (unaudited):

2014 (three months ending December 31, 2014)	$771
2015	3,135
2016	3,184
2017	2,902
2018	2,373
Thereafter	8,509
Total	$20,874

In addition, the leases require payments by the tenants of additional rentals based on various escalation clauses. For the year ended December 31, 2013 and the nine months ended September 30, 2014 (unaudited), such additional rents amounted to approximately $177 and $78.

4. Tenant concentrations

For the year ended December 31, 2013 and the nine months ended September 30, 2014, no tenant comprised more than 5% of the Tribeca Properties’ rental revenues.

5. Real estate tax exemption and abatement

The Tribeca Properties are eligible for the real estate tax exemption and abatement program, pursuant to Section 421-g of the New York State Real Property Tax Law, as a result of construction whereby the buildings were converted from commercial to mixed-use residential and commercial use.

Under the program, the Tribeca Properties received a 100% exemption on the real estate tax assessment attributable to the conversion of the properties through June 2011; the exemption will be phased out during the period from July 2011 through June 2015. Taxes on the nonexempt portion of the properties were abated through June 2013; the abatement will be phased out during the period from July 2013 through June 2017. The commercial portion of the properties is currently subject to real estate taxes on the increased value of the real estate and/or as rates increase.

F-27

Tribeca Properties

Notes to Financial Statement

(In thousands)

6. Commitments and Contingencies

The Tribeca Properties are subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. Management believes that the ultimate settlement of these actions will not have a material adverse effect on the Tribeca Properties’ results of operations.

The Tribeca Properties contribute to a number of multiemployer benefit plans under the terms of collective bargaining agreements that cover their union-represented employees. The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:

(i)	Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

(ii)	If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

(iii)	If the properties choose to stop participating in some of their multiemployer plans, the properties may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The Tribeca Properties’ participation in these plans for the annual period ended December 31, 2013 is outlined in the following table. The “EIN/Pension Plan Number” column provides the Employee Identification Number (EIN) and the three-digit plan number, if applicable.

The Building Service 32BJ Pension Fund, Building Service 32BJ Supplemental Retirement Savings Plan, and Building Service 32BJ Health Fund were all established under the terms of the collective bargaining agreement between Local 32BJ Service Employees International Union and the Realty Advisory Board on Labor Relations, Inc. (“Realty Advisory Board”), a multiemployer association which is authorized to enter in collective-bargaining agreements on behalf of the Tribeca Properties and its other employer members. The binding agreement in effect as of the balance sheet date expired in April 2014 and a new contract entered into expires April 2018.

The most recent Pension Protection Act (PPA) zone status available for defined benefit pension plans, for 2013 for the Building Service 32BJ Pension Fund is for the plan’s year-end at June 30, 2013. The zone status is based on information that the Tribeca Properties received from the plan and is certified by the plan’s actuary. Among other factors, plans in the red zone are generally less than 65% funded, plans in the yellow zone are less than 80% funded, and plans in the green zone are at least 80% funded. The “FIP/RP Status Pending/Implemented” column indicates plans for which a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented. The last column lists the expiration dates of the collective bargaining agreements to which the plans are subject.

Benefit Plan	Benefit Plan Type	EIN/Pension Plan Number	Pension Protection Act Zone Status	FIP/RP Status Pending/ Implemented	Contributions	Sur-charge Imposed	Expiration Date of Collective Bargaining Agreement
Building Service 32BJ Pension Fund	Defined Benefit Pension Plan	13-1879376-001	Red as of 7/21/2013	Yes	$133,000	No	4/20/2018
Building Service 32BJ Supplemental Retirement Savings Plan	Defined Contribution Profit Sharing Plan	13-3507075-001	N/A	N/A	14 000		4/20/2018
Building Service 32BJ Health Fund	Welfare Plan	13-2928869-501	N/A	N/A	397,000		4/20/2018
Other funds			N/A	N/A	10,000
					$554,000

F-28

Tribeca Properties

Notes to Financial Statement

(In thousands)

7. Subsequent Events.

The Tribeca Properties evaluated subsequent events through October 9, 2015, the date the financial statements were available to be issued.

F-29

Independent Auditor’s Report

Board of Directors

Clipper Realty Inc.

Brooklyn, NY 11219

We have audited the accompanying statement of revenues and certain expenses of the Aspen (hereinafter referred to as the “Company”) for the year ended December 31, 2015.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of revenues and expenses in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the statement of revenues and certain expenses that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the statement of revenues and certain expenses based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and certain expenses is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of revenues and certain expenses. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of revenues and certain expenses, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the statement of revenues and certain expense in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of revenues and certain expenses. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the accompany statement of revenues and certain expenses presents fairly, in all material respects, the revenues and certain expenses of the Company for the year ended December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to Note 1 to the Statements, which describes that the accompanying statement was prepared for the purpose of complying with provisions of Rule 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission (“SEC”) (for inclusion in the Current Report on Form 8-K of Clipper Realty Inc.), and were not intended to be a complete presentation of the Company’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ Lipsky Goodkin & Co., P.C.

New York, New York

March 29, 2016

Aspen

Statement of Revenues and Certain Expenses

For the Year Ended December 31, 2015 (In thousands)

Year Ended December 31,
2015
REVENUES
Residential rental income	$5,107
Commercial income	1,228
Tenant recoveries	37
Other income	88

TOTAL REVENUES	6,460

CERTAIN EXPENSES
Property operating expenses	1,572
Real estate taxes and insurance	234

TOTAL OPERATING EXPENSES	1,806

REVENUES IN EXCESS OF EXPENSES	$4,654

The accompanying notes to this financial statement is an integral part of this statement.

1. Basis of Presentation

The accompanying statement of revenues and certain expenses include the operations of the residential and retail property at 1955 1st Avenue in Manhattan, NY that was owned in 2015 by 100 Street Tri Venture LLC (the “Property” or “Aspen”).

The accompanying statement of revenues and certain expenses relate to the Property and have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statement is not representative of the actual operations for the periods presented as revenues and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred in the future operations of the Property, have been excluded. Such items include depreciation, amortization, management fees, interest expense, interest income and amortization of above- and below-market leases.

2. Summary of Significant Accounting Policies

Revenue Recognition

The Property recognizes residential and commercial rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset. Commercial rental income includes revenue from a tenant who operates the garage.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the Property is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

Other revenue is revenue that is derived from the tenants’ use of facilities for laundry and common areas and other services. Other revenue is recognized when the related services are utilized by the tenants.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting periods to present the statements of revenues and certain expenses in conformity with U.S. GAAP. Actual results could differ from those estimates.

3. Minimum Future Lease Rentals

There are various lease agreements in place with tenants to lease space in the Property. As of December 31, 2015, the minimum future cash rents receivable under non-cancelable operating leases in each of the next five years and thereafter are as follows (unaudited):

2016	$1,191
2017	1,215
2018	1,243
2019	1,243
2020	948
Thereafter	10,448
Total	$16,288

In addition, the leases require payments by the tenants of additional rentals based on various escalation clauses. For the year ended December 31, 2015, such additional rents amounted to approximately $37.

4. Tenant concentrations

For the year ended December 31, 2015, no tenant comprised more than 10% of the Property’s rental revenues.

5. Real estate tax exemption and abatement

The Property is eligible for the real estate tax exemption and abatement program, pursuant to Section 421-a of the New York State Real Property Tax Law.

Under the program, the Property receives a 100% exemption on the real estate tax assessment attributable to the increase in property value that results from new construction. The commercial portion of the properties is currently subject to real estate taxes on the increased value of the real estate and/or as rates increase.

6. Commitments and Contingencies

The Property is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. Management believes that the ultimate settlement of these actions will not have a material adverse effect on the Property’s results of operations.

7. Subsequent Events.

The Property evaluated subsequent events through March 29, 2016, the date the financial statements were available to be issued.

Until       , 2016 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Clipper Realty Inc.

Shares Common Stock

P R O S P E C T U S

                , 2016

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses in connection with the distribution of the securities being registered. Except for the SEC registration fee and NYSE listing fee, all amounts are estimates.

Amount Paid or to be Paid
SEC registration fee	$
NYSE listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Miscellaneous		*

Total

*	To be completed by amendment.

Item 32. Sales to Special Parties

The information in Item 33 is herein incorporated by reference.

Item 33. Recent Sales of Unregistered Securities

On August 3, 2015 we issued an aggregate of 10,666,667 shares of our common stock to various institutional investors, accredited investors and offshore investors at an offering price of $13.50 per share in reliance on the exemptions from registration under Rule 144A, Regulation S and Rule 506(b) of Regulation D of the Securities Act. 1,000,000 of the shares in the private offering were sold directly by us to members of our management and board of directors, and their friends, family members and affiliates. We received approximately $130.9 million of net proceeds, after expenses, from the private offering, of which approximately $31 million were set aside (through our operating partnership as managing member of the LLC subsidiaries) to fund certain capital improvements to reposition and modernize our properties.

In connection with the private offering, we consummated a series of investment and other formation transactions described in this prospectus, whereby, among other things, the continuing investors had their LLC interests in the predecessor entities converted into class B LLC units in the predecessor entities. In addition, we issued to one continuing investor, Trapeze Inc., 755,939 shares of our common stock based on the private offering price of $13.50 per share. An aggregate of 26,317,396 class B LLC units were issued in connection with the formation transactions and an equal number of shares of our special voting stock was issued to our continuing investors. Each of these transactions was made in reliance on Section 4(a)(2) of the Securities Act in that it did not involve any public offering.

Each limited partner of our operating partnership has the right, subject to the terms and conditions set forth in the partnership agreement to require our operating partnership to redeem all or a portion of the OP units held by such limited partner in exchange for a cash amount equal to the number of tendered OP units multiplied by the price of a share of our common stock (determined in accordance with, and subject to adjustment under, the terms of the partnership agreement), unless the terms of such OP units or a separate agreement entered into between the operating partnership and the holder of such OP units provide that they are not entitled to a right of redemption or impose conditions on the exercise of such right of redemption. On or before the close of business on the fifth business day after we receive a notice of redemption, we may, in our sole and absolute discretion, but subject to the restrictions on the ownership of our stock imposed under our charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered OP units from the tendering person in exchange for shares of our common stock, based on an exchange ratio of one share of our common stock for each OP unit (subject to anti-dilution adjustments provided in the partnership agreement).

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Each non-managing member of the LLC subsidiaries has the right, subject to the terms and conditions set forth in the LLC agreements, to require the operating partnership to exchange all or a portion of the class B LLC units held by such non-managing member, together with the same number of shares of our special voting stock, for a cash amount equal to the number of tendered class B LLC units multiplied by the price of a share of our common stock (determined in accordance with, and subject to adjustment under, the terms of the LLC agreements), unless the terms of such class B LLC units or a separate agreement entered into between an LLC subsidiary and the holder of such class B LLC units provides that the holder is not entitled to a right of exchange or imposes conditions on the exercise of such right of exchange. On or before the close of business on the fifth business day after we and the operating partnership receive a notice of exchange, we may, in our sole and absolute discretion, but subject to the restrictions on the ownership of our stock imposed under our charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered class B LLC units from the tendering non-managing member in exchange for shares of our common stock, based on an exchange ratio of one share of our common stock for each class B LLC unit (subject to anti-dilution adjustments provided in the LLC agreements).

On August 3, 2015, we also granted to members of our senior management team a total of 273,335 LTIP units, and to our non-employee directors a total of 105,001 LTIP units. In March 2016, we made a special additional one-time grant of 16,667 LTIP units to an executive officer and 8,333 LTIP units to a key employee, all of which are subject to certain vesting requirements. We also plan on granting 8,334 LTIP units to key employees after the date of this prospectus. The LTIP units represent profits interests in our operating partnership, which, subject to certain conditions, are exchangeable for units of limited partnership, or OP units, in our operating partnership, which, in turn, may be submitted for redemption in exchange, at our option, for common stock or cash in an amount equal to the value of our common stock.

On January 29, 2016, we issued an aggregate of 132 shares of our 12.5% Series A Cumulative Non-Voting Preferred Stock at an offering price of $1,000 per share in a private offering pursuant to Rule 506(b) of Regulation D of the Securities Act. We received net proceeds of $109,500 from this private offering, which will be used for general corporate purposes.

Item 34. Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from: (i) actual receipt of an improper benefit or profit in money, property or services; or (ii) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under Maryland law, a Maryland corporation also may not indemnify a director or officer in a suit by or on behalf of the corporation in which the director or officer was adjudged liable to the corporation or for a judgment of liability on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct; however, indemnification for an adverse judgment in a suit by us or on our behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

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In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by the director or officer or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that he or she did not meet the standard of conduct necessary for indemnification by the corporation.

To the maximum extent permitted by Maryland law in effect from time to time, our charter authorizes us to indemnify any individual who serves or has served, and our bylaws obligate us to indemnify any individual who is made or threatened to be made a party to or witness in a proceeding by reason of his or her service:

•	as a present or former director or officer; or

•	while a director or officer and at our request, as a director, officer, partner, manager, member or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, limited liability company, employee benefit plan or other enterprise from and against any claim or liability to which he or she may become subject or that he or she may incur by reason of his or her service in any of these capacities. Our charter authorizes us, and our bylaws require us, without requiring a preliminary determination of such individual’s ultimate entitlement to indemnification, to pay or reimburse any such individual’s reasonable expenses in advance of final disposition of a proceeding. Following completion of the private offering, we entered into indemnification agreements with each of our directors and executive officers that provided for indemnification and advance of expenses to the maximum extent permitted by Maryland law.

Item 35. Treatment of Proceeds from Stock Being Registered

We will not receive any of the proceeds from the sales of shares of common stock by the selling shareholders.

Item 36. Exhibits and Financial Statement Schedules.

(a)	Financial Statements

See page F-1 for an index to the financial statements included in this registration statement.

(b)	Exhibits

The list of exhibits filed with or incorporated by reference in this registration statement is set forth in the exhibit index following the signature page herein.

Item 37. Undertakings.

A.	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act;

II-3

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act, to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

B.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

II-4

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York on                     , 2016.

Clipper realty inc.

By:
David Bistricer
Co-Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Bistricer and Sam Levinson his or her true and lawful attorneys-in-fact (with full power to each of them to act alone), with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement on Form S-11, and to file the same, with the exhibits thereto, and other documents in connection herewith, including any related registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agent, full power and authority to do and perform each and every act and thing required and necessary to be done in and about the foregoing as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-11 has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

	Co-Chairman and	, 2016
David Bistricer	Chief Executive Officer
(Principal Executive Officer)

	Co-Chairman, Head of Investment	, 2016
Sam Levinson	Committee

	Chief Financial Officer	, 2016
Lawrence E. Kreider, Jr.

	Chief Operating Officer	, 2016
JJ Bistricer

	Chief Property Management Officer	, 2016
Jacob Schwimmer

	Director	, 2016
Howard M. Lorber

	Director	, 2016
Robert J. Ivanhoe

	Director	, 2016
Roberto A. Verrone

Exhibits

Exhibit Number	Description
3.1**	Articles of Amendment and Restatement

3.2**	Bylaws

3.3	Articles Supplementary

5.1*	Opinion of Venable LLP

8.1*	Opinion of Sullivan & Cromwell LLP as to tax matters

10.1**	Amended and Restated Limited Liability Company Agreement of Berkshire Equity LLC

10.2**	Amended and Restated Limited Liability Company Agreement of 50/53 JV LLC

10.3**	Second Amended and Restated Limited Liability Company Agreement of Renaissance Equity Holdings LLC

10.4**	Amended and Restated Limited Liability Company Agreement of Gunki Holdings LLC

10.5**	Registration Rights Agreement, made and entered into as of August 3, 2015, between Clipper Realty Inc. and FBR Capital Markets & Co.

10.6**	Registration Rights Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty Inc. and each of the Holders from time to time party thereto.

10.7†**	Employment Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty Inc. and David Bistricer

10.8†**	Employment Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty Inc. and Lawrence Kreider

10.9†**	Employment Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty Inc. and Jacob Schwimmer

10.10†**	Employment Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty Inc. and JJ Bistricer

10.11†**	Clipper Realty Inc. 2015 Omnibus Incentive Compensation Plan

10.12†**	Clipper Realty Inc. 2015 Non-Employee Director Plan

10.13†**	Clipper Realty Inc. 2015 Executive Incentive Compensation Plan

10.14†**	Clipper Realty Inc. 2015 Omnibus Incentive Compensation Plan Restricted LTIP Unit Agreement

10.15†**	Clipper Realty Inc. 2015 Non-Employee Director Plan Restricted LTIP Unit Agreement

10.16**	Investment Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty L.P. and Renaissance Equity Holdings LLC

Exhibit Number	Description
10.17**	Investment Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty L.P. and Berkshire Equity LLC

10.18**	Investment Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty L.P. and Gunki Holdings LLC

10.19**	Investment Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty L.P. and 50/53 JV LLC

10.20**	Tax Protection Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty Inc., Clipper Realty L.P., Renaissance Equity Holdings LLC, Berkshire Equity LLC, Gunki Holdings LLC, 50/53 JV LLC, and each of the Continuing Investors listed on Schedules A-D thereto

10.21**	Shared Services Agreement, made and entered into as of August 3, 2015, by and among Clipper Equity LLC and Clipper Realty L.P.

10.22**	Shared Services Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty L.P. and Clipper Equity LLC

10.23**	Loan Indemnification Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty Inc., Clipper Realty L.P. and the Guarantor defined therein

10.24**	Loan Indemnification Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty Inc., Clipper Realty L.P. and the Guarantor defined therein

10.25**	Loan Indemnification Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty Inc., Clipper Realty L.P. and the Guarantor defined therein

10.26**	Loan Indemnification Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty Inc., Clipper Realty L.P. and the Guarantor defined therein

10.27**	Loan Indemnification Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty Inc., Clipper Realty L.P. and the Guarantor defined therein

10.28**	Indemnification Agreement, made and entered into as of August 3, 2015, by and among David Bistricer, Trapeze Inc., Clipper Realty Inc., Clipper Realty L.P., and Berkshire Equity LLC

10.29**	Amended and Restated Loan Agreement, made and entered into as of December 15, 2014, by and among 50 Murray Street Acquisition LLC, German American Capital Corporation, and Deutsche Bank AG, New York Branch

10.30**	Joinder, Reaffirmation and Ratification of Guaranty of Recourse Obligations and Environmental Indemnity Agreement, made and entered into as of August 3, 2015, by and among David Bistricer, Trapeze Inc., Clipper Realty L.P., and Deutsche Bank AG, New York Branch

10.31**	First Mezzanine Loan Agreement, made and entered into as of December 15, 2014, by and among 50 Murray Mezz LLC, 50 Murray Mezz Funding LLC, and 50 Murray Mezz Funding LLC

10.32**	Joinder, Reaffirmation and Ratification of First Mezzanine Guaranty of Recourse Obligations and First Mezzanine Environmental Indemnity Agreement, made and entered into as of August 3, 2015, by and among David Bistricer, Trapeze Inc., Clipper Realty L.P., and 50 Murray Mezz Funding LLC

Exhibit Number	Description
10.33**	Loan Agreement, made and entered into as of December 12, 2014, by and among 141 Livingston Owner LLC and Citibank, N.A.

10.34**	First Amendment to Loan Agreement, Guaranty, Environmental Indemnity and other Loan Documents, made and entered into as of August 3, 2015, by and among 141 Livingston Owner LLC, Citibank, N.A., Clipper Realty L.P., David Bistricer, and Sam Levinson

10.35**	Loan Agreement, made and entered into as of May 1, 2013, by and among 250 Livingston Owner LLC and Citigroup Global Markets Realty Corp.

10.36**	Consolidation, Modification, Extension and Spreader Agreement, Assignment of Lease and Rents and Security Agreement, made and entered into as of September 24, 2012, by and among Renaissance Equity Holdings LLC A, Renaissance Equity Holdings LLC B, Renaissance Equity Holdings LLC C, Renaissance Equity Holdings LLC D, Renaissance Equity Holdings LLC E, Renaissance Equity Holdings LLC F, Renaissance Equity Holdings LLC G, and New York Community Bank

10.37**	Mortgage, Assignment of Leases and Rents, and Security Agreement, made and entered into as of October 31, 2014, by and among Renaissance Equity Holdings LLC A, Renaissance Equity Holdings LLC B, Renaissance Equity Holdings LLC C, Renaissance Equity Holdings LLC D, Renaissance Equity Holdings LLC E, Renaissance Equity Holdings LLC F, Renaissance Equity Holdings LLC G, and New York Community Bank

10.38	Lease, made and entered into as of December 17, 2015, by and between Berkshire Equity LLC and the City of New York

10.39	Lease, made and entered into as of January 1, 1997, by and between NPMM Realty Inc. and the City of New York

10.40	Letter Regarding Option to Renew Lease, dated as of December 28, 2010, from the City of New York to Berkshire Equity LLC

10.41	Lease, made and entered into as of July 30, 1999, by and between Livingston Acquisition, LLC and the City of New York

10.42	Consent Agreement, made and entered into as of December 7, 2015, by and among Deutsche Bank Trust Company Americas, as trustee on behalf of the registered holders of GS Mortgage Securities Corporation II, Commercial Mortgage Pass Through Certificates, Series 2013-GCJ12, and 250 Livingston Owner LLC

21.1*	List of subsidiaries

23.1*	Consent of Venable LLP (included in Exhibit 5.1)

23.2*	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1)

23.3*	Consent of BDO USA, LLP

23.4*	Consent of Berdon LLP

23.5*	Consent of Lipsky Goodkin & Co., P.C.

24.1	Power of Attorney (included on the signature page to this registration statement)

*	To be filed by amendment

**	Previously filed

†	Indicates management contract or compensation plan